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THE PRINCIPAL FINANCIAL GROUP®
2006 ANNUAL REPORT

Principal® Financial Group

Annual Report Presentation

We are presenting our annual report in two parts. This section provides a company overview and financial highlights. The second section, "2006 Financial Report," provides more detailed financial information.

Forward-Looking and Cautionary Statements

Certain statements made by the company in this annual report that are not historical facts may be considered forward-looking statements, including, without limitation, statements as to sales targets, sales and earnings trends, and management's beliefs, expectations, goals and opinions. The company does not undertake to update these statements, which are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Future events and their effects on the company may not be those anticipated, and actual results may differ materially from the results anticipated in these forward-looking statements. The risks, uncertainties and factors that could cause or contribute to such material differences are discussed in the company's annual report on Form 10-K for the year ended Dec. 31, 2006, filed with the Securities and Exchange Commission. These risks and uncertainties include, without limitation: competitive factors; volatility of financial markets; decrease in ratings; interest rate changes; inability to attract and retain sales representatives; international business risks; foreign currency exchange rate fluctuations; a pandemic, terrorist attack or other catastrophic event; default of the company's re-insurers; and investment portfolio risks.

Winning through innovation

For our customers, employees, distributors and communities – resulting in excellent returns for our shareholders.

To Our Shareholders

We did the same thing in 2006 that we did the year before. And the year before that. In fact, throughout 2006 we continued what our founder Edward Temple set out to do 127 years ago—find a better way. Last year, that "better way" was validated when *InformationWeek* magazine named The Principal its most innovative user of technology. We won for our innovation. And on a daily basis we win *through* innovation—finding new ways to help our customers. Doing it better, doing it first.



Through winnovation: clients get innovative ways to achieve financial security; our employees get a great place to work; our distributors get expert assistance in building their businesses; communities where we live and work get sustainable, positive change; and shareholders get a strong, vibrant investment.

In short, we all win. Just take a look...

Winnovation drove record performance for The Principal in 2006 (see Page 25 for a discussion of Non-GAAP Financial Measures):

+ Record operating earnings of $972 million, up 13 percent
+ Record earnings per diluted share of $3.53, up 19 percent
+ Record net income available to common stockholders of $1.03 billion, up 14 percent
+ Record assets under management of $257 billion, up 32 percent
+ Record return on equity (ROE) of 15.3 percent, up 150 basis points

Strong results drove our share price up 24 percent in 2006. Since our October 2001 initial public offering, our share price has appreciated 186 percent[1].

Why Winnovation?

Clearly, the environment in which we operate is shifting. Customer needs are changing, and changing faster. Financial solutions are changing, and they're more complicated. Competitive pressure is putting the squeeze on small and medium-sized businesses and their employees.

Employers and their financial advisors need help. Employers need help attracting and retaining employees. Help putting together strong but cost-effective benefit programs. Help achieving their own financial security. Financial advisors need new product education, needs analysis tools and point-of-sale expertise. And they both need help navigating complex pension legislation.

Employees need help too. As employers move away from traditional pension plans, employee benefit plans and health care plans, decision making shifts to individuals. And while people like the idea of control, they're overwhelmed by the choices. They're raising their hands and saying, "Hey, we need some help out here."

That's where The Principal comes in.

In this era of personal responsibility, we are uniquely positioned to help people help themselves.

Programs like our worksite solutions, available in all U.S. markets in 2006, help employers deliver financial security products and services to their employees. Personalized service. Where they work. As a result, employees are saving more for retirement, and they're taking steps to create and execute smart financial plans.

Our ability to provide this personalized service is unrivaled. We have a greater local presence—with more financial experts dedicated to one-on-one education and enrollment than any of our competitors.

It's just one more way we give our customers an edge.

In addition:

+ Our worksite wellness programs are reducing health care costs by helping employees get and stay healthy.
+ We're working to make life easier for retirees – piloting new ways to help them create a stream of income they won't outlive. More than 250,000 individuals get a retirement income check from The Principal each month. That number will grow as more and more baby boomers enter retirement. This is a critical need.

In short, we're responding to monumental changes in demographics and the business environment by doing what we've always done—finding better ways to help our customers. That's winnovation.

[1] From opening of trading following the company's initial public offering through Dec. 31, 2006.

Leading the Way

Sticking to what we know and knowing what we do best has propelled The Principal to a winning position in the U.S. retirement services industry. We're the number one provider of bundled 401(k) plans, nonqualified deferred compensation plans, employee stock ownership plans and defined benefit plans[2].

Outside of the United States, Principal International ranks among the top five in Brazil's pension market, Chile's payout annuities market and Mexico's pension market. In addition, we are a top 10 pension provider in Hong Kong, and CIMB-Principal, our joint venture in Malaysia, is the largest retail and institutional asset management company in Malaysia.

We lead by serving lots of customers well—17.6 million, in fact.

An important aspect of our leadership has been managing assets appropriately for retirement investors and delivering exceptional investment performance. As of year-end, 84 percent of the retirement plan separate accounts managed by Principal Global Investors were in the top two Morningstar quartiles for the one-year period; 96 percent for the three-year period; and 88 percent for the five-year period.

And we lead by shaping the future. In 2006, we were involved in a variety of retirement savings legislation, including:

+ Pension Protection Act of 2006 – We were significantly involved in developing this act, which makes it easier for Americans to save for their futures, and more likely that they will. Part of our involvement included co-developing the innovative new DB(k) product[3], which combines the best of defined benefit and 401(k) plans.
+ Chilean pension reform – In 2006, The Principal played a leading role in promoting the APVC (a 401(k)-like retirement plan) as part of Chile's pension reform legislation. Passage of this legislation will broaden pension options for customers in Chile.

Improving long-term savings for our customers and citizens around the world is a responsibility we take very seriously.

Continuing our Focus

Throughout 2006 we continued our strong commitment to key aspects of our success:

+ Making The Principal easier to do business with – For customers, we've invested in online resources, improved technology in our contact centers and simplified communication materials. For distributors, we're providing new resources, tools and education.
+ Taking care of our employees – We continue to find innovative ways to make The Principal a premier workplace, as indicated by our fifth consecutive year as one of *FORTUNE*'s 100 Best Companies to Work For. As a result, our employees are more satisfied than ever.
+ Operating efficiently – We keep a close eye on costs and use technology and other innovations to manage expenses. In 2006, for example, we automated and streamlined production of customized materials for retirement clients, saving $1 million.
+ Making the most of our capital – After providing sufficient capital to meet our obligations to customers, the Individual Life division was able to release $346 million of capital. This enabled us to price our individual life offerings more competitively, improve the returns of this business and redirect resources into areas of higher growth and return.

[2] Sources: Spectrem Group, 2006; *PLANSPONSOR*, December 2006; *PLANSPONSOR*, June 2005; and *Investment ADVISOR*, June 2005, respectively.
[3] Co-developed by The Principal and the American Society of Pension Professionals and Actuaries.

+ Giving back – In 2006, The Principal Financial Group Foundation, Inc. provided more than $12 million in support of our local communities. And our employees? They contributed nearly $3 million through the company and tens of thousands of volunteer hours.

Investing for the Future

A number of important investments in 2006 position The Principal for continued strong growth, including:

+ Acquiring WM Advisors, Inc. – This acquisition offers us increased scale, enhances our asset management capabilities (including the addition of Edge Asset Management in Seattle), gives us significant third-party distribution and solidifies our leadership position with lifecycle funds—one of the fastest growing asset classes in the United States.
+ Expanding in Southeast Asia – Acquisitions have helped position CIMB-Principal, our asset management joint venture in Malaysia, for strong growth in Southeast Asia.
+ Tapping into a global workforce – We're increasing our efficiency through global work sharing. In July, we opened our new office in Pune, India. By year-end, more than 240 employees in Pune were contributing to our information technology, quality assurance and data processing work.

Success Through Winnovation

Winnovation strengthened our shareholders' investments again in 2006. We look forward to delivering strong growth in 2007 and beyond.

To do so, we plan to keep doing what we've always done—finding unique ways to meet the changing needs of our customers, employees, distributors and communities.

Winning through innovation remains the key.

On behalf of all of us here at The Principal, thank you for your support. We hope you will continue to share your questions, comments and concerns. And please be sure to cast your vote in time for the Annual Meeting of Shareholders, May 22, 2007.



J. Barry Griswell, *Chairman and Chief Executive Officer*



Larry Zimpleman, *President and Chief Operating Officer*

Winning for Our Customers

WE MAKE IT PERSONAL

The Principal is bringing personalized, easy to understand financial assistance to the worksite—helping employees across the United States take charge of their financial futures. Principal Retire Secure℠ and Principal Work Secure℠ include a variety of tools that simplify financial decisions, including:

+ My Principal® Edge, which includes a personalized statement that will debut this spring as well as personalized assistance available on our Web site, through conversations with our Client Contact Center, in *Plan Ahead. Get Ahead.* magazine and more
+ Easy retirement plan enrollment, automatic contribution increases and life stage funds to make saving and investing easier
+ Insurance benefits tailored to each employee's unique needs, also delivered through a simplified enrollment process
+ Our proprietary needs analysis tool, which helps employees determine their specific retirement and insurance needs and available solutions

Key to this service is our talented group of financial counselors who help worksite customers identify needs and tailor strategies to fit each employee's personal situation. And our practical and plainspoken communications make it easy for customers to understand financial concepts and solutions.

The results are clear. Employers embrace our worksite solutions as value-added. Employees feel valued and supported. And participants are taking action to secure their financial success.

"Worksite" makes it personal. The Principal makes it possible.

In September 2006, *InformationWeek* magazine named The Principal the No. 1 innovative user of technology, topping a list of 500 companies. Our worksite efforts helped earn us this award, as did several other initiatives that clearly demonstrate how we use technology to achieve business goals and better serve customers. Our technology staff continues to raise the bar; customers continue to benefit.



Our worksite solutions are working for Montefiore Medical Center employees Betty Edwards, Administrative Assistant; William Shanahan, Director–Total Compensation; and Elliott Kellman, Senior Vice President–Human Resources.

Winning for Our Employees

A GREAT PLACE FOR GREAT PEOPLE TO DO GREAT WORK

Winning companies create winning environments. Our 15,000+ talented employees work each day to meet customer needs, and we repay them by making The Principal a great place to work, with benefits and amenities that stand out in today's crowded, competitive marketplace.

Highlights include:

+ **Flexibility** – making work/life balance possible through time off and flexible work arrangements
+ **Financial security** – excellent retirement benefits and free, personalized financial counseling onsite
+ **Development** – featuring two Development Weeks in 2006 and an average of 44 hours focused on each employee's development
+ **Family friendly benefits** – with a Working Caregiver Leave program designed to help employees phase back into work after family leave and a No Meeting Friday policy designed to reduce weekend work
+ **Focus on diversity** – including employee diversity resource groups that are helping to drive success with our business strategy

The results speak for themselves. Record Employee Opinion Survey participation and scores in 2006. Decreased turnover. 96 percent retention of our highest performers. Higher productivity. And increased pride, with scores that beat best-in-class norms. How great is *that*!

In September 2006, *Working Mother* magazine announced its annual list of the 100 Best Companies for Working Mothers, with The Principal ranked in the top 10. With an employee population that's 69 percent women, this recognition is especially gratifying. See Pages 18-19 for a more complete listing of our most recent workplace awards, including our fifth consecutive year as one of *FORTUNE*'s 100 Best Companies to Work For.



Diversity programs, development opportunities and Working Caregiver Leave make The Principal a great place to work for Kim Huynh, Senior Corporate Negotiator; Ken Dubas, Managing Director-Investment Production; and Tammy Anderer, Manager-Group Proposal Services.



Kelly Prey, Vice President of Sales at The Principal, enjoys building relationships with valued distributors like Craig Johnson, First Vice President-Wachovia Securities.

Winning for Our Distributors

BUILDING OUR BUSINESSES TOGETHER

Each day The Principal relies on more than 100,000 distribution relationships to help us sell our products. These distributors are key to helping us grow our business, and we return the favor by helping them grow theirs.

Throughout 2006 we intensified our focus on identifying the most productive distributors and on deepening our relationships with them. We're also elevating their prominence within The Principal, making sure our employees are aware of the important role these advisors play in our success.

In addition, we're becoming increasingly flexible in how we collaborate with distributors. Where they have expertise, we seek to leverage it. Where we have expertise, we offer it to them—providing both product education and point-of-sale support that make their jobs easier. In 2006, for instance, we offered advisor education around:

+ Health savings accounts

+ Retiree income management strategies

+ Annuities

+ Consumer-driven dental solutions

In the end it all comes back to our customers. Working together, we're better able to fulfill their needs. And that's the best way to build any business.

In the 2006 *planadviser* defined contribution survey, more than 100 advisors weighed in on their favorite providers. The Principal received five best in class awards, including service to plans, post-sale support and participant services. In a 2005 Brightworks 401(k) Advisor study, The Principal received a No. 1 ranking for being a long-term player in the 401(k) market. Most recently, United Benefit Advisors (UBA) named The Principal its Strategic Partner of the Year. We're proud of these accolades and the strong relationships that helped us earn them.



They're caught the spirit! Teree Caldwell-Johnson, CEO-Oakridge Neighborhood and Oakridge Neighborhood Servic Shannon Cofield, President-United Way of Central Iowa; and Andrew Allen, Community Investment Consultant at The Principal, work together to create a vibrant community.

Winning for Our Communities

THE SPIRIT OF THE PRINCIPAL

Inherent in our core value of Integrity is our responsibility to give back. At The Principal, our innovative approach to community involvement includes:

+ Volunteer Time Off – We offer every employee eight hours of company time to volunteer each year. In 2006, nearly 5,000 employees took advantage of this benefit, contributing more than 32,000 hours to their communities. And more than 1,400 employees took additional company time to participate in United Way's Day of Caring.
+ A dollar-for-dollar match on all United Way contributions – This program will double the $2.8 million pledged in 2006 through the company by employees, producers and retirees, for a total United Way impact of $5.6 million.
+ A focus on development – We believe volunteerism is not only personally rewarding but professionally beneficial. As employees look for informal development opportunities, volunteerism is first on our recommended list.

Our employees serve their communities with the same passion they serve customers. They're hard-working, results-oriented and focused on the future. They are the spirit of The Principal.

United Way

The Principal was named United Way of America's 19th Spirit of America award winner in May 2006. This is the highest honor United Way gives for corporate community involvement. Our employees, retirees and producers earned us this award. We are grateful on a daily basis for their generous spirit and enormous heart.

At a Glance The Principal Financial Group – Operating Segments

U.S. Asset Management and Accumulation

U.S. Asset Management and Accumulation consists of: Asset Accumulation Operations (Retirement and Investor Services), which provide integrated retirement savings, payout solutions and related investment products and services to growing businesses, their employees and other individuals, as well as not-for-profit organizations and large financial institutions and employers; and Asset Management Operations (Principal Global Investors, our U.S. based global asset manager), which provide investment management to The Principal, large U.S. corporate, private and Taft-Hartley pension funds, U.S. endowments and foundations and non U.S. institutions.

Asset Accumulation

Full Service Accumulation (FSA): Products and services for defined contribution (DC) pension plans, including 401(k) and 403(b) plans, as well as defined benefit (DB) pension plans, nonqualified executive benefit plans and Employee Stock Ownership plans. FSA serves some 35,000 plans and 3.2 million plan participants.

Mutual Funds: The Principal offers a wide array of mutual funds, including target-risk and target-date funds, designed to help individuals achieve their long-term financial objectives. Our mutual funds feature premier investment managers from Principal Global Investors and its affiliates along with subadvisors from many of the nation's other leading asset managers. The Principal offers more than 100 funds and 25 investment managers. Principal Funds are available to individuals in traditional investment accounts; qualified retirement solutions like 401(k)s; and Traditional, Roth and Rollover IRAs. Principal Variable Contracts Fund portfolios act as investment choices for variable annuity and variable life contracts.

Annuities and Payout Solutions: The Principal offers a variety of annuities including variable, fixed deferred, indexed and income annuities to meet individual investor needs. Annuities offer a tax-effective means of accumulating retirement savings, as well as a tax-efficient source of income during the payout period.

Bank and Trust Services: Principal Bank offers a full array of traditional consumer banking products and services, including checking and savings, health savings accounts, online bill payment, credit cards and home equity loans. Our e-banking strategy enables us to control costs and offer competitively priced, easy-to-access products and services to customers who can transact their banking business 24 hours a day, 365 days a year, through the Internet, our Call Center, the mail or other electronic means. Principal Trust Company specializes in providing affordable and innovative trust solutions for self-directed, tax-advantaged savings accounts and a full array of employee benefit plans and accounts including 401(k) and 403(b) plans, defined benefit pension plans, nonqualified executive benefit plans and ESOPs.

Investment Only: Services include guaranteed investment contracts and funding agreements, which pay a specified rate of return, either fixed or based on an external market index.

Full Service Payout: Products offer flexible income options to pension plan participants who have retired or left their employment, as well as solutions for funding liabilities associated with terminating defined benefit plans.

Asset Management

Principal Global Investors manages assets worldwide on behalf of institutional clients, including retirement plans, endowments, foundations and insurance companies. The firm's extensive global investment capabilities encompass U.S. and international equity, fixed income and U.S. commercial real estate investments, as well as specialized overlay and advisory services. Principal Global Investors has established long-term relationships with a broad range of institutional clients throughout North America, Asia, Australia and Europe. Principal Global Investors' team includes more than 400 investment professionals in offices around the world, covering investment markets in more than 50 countries.

Financial Highlights for U.S. Asset Management and Accumulation

+ Segment operating earnings were a record $645 million, an increase of 20 percent from 2005, including record performance for: Full Service Accumulation (FSA), up 18 percent; Principal Global Investors, up 39 percent; individual annuities, up 23 percent; and mutual funds, up 56 percent.
+ Organic sales of our three key retirement and investment products—FSA, mutual funds and individual annuities—reached a record $13.5 billion in total, up 18 percent from 2005, including record FSA sales of $7.2 billion, an increase of 18 percent.
+ Segment assets under management (AUM) increased $58 billion, or 35 percent, to a record $222 billion (includes $28 billion of AUM related to the company's acquisition of WM Advisors, Inc., which added approximately $23 billion to mutual fund account values and $5 billion to Principal Global Investors' third party AUM).

+ FSA account values increased $14 billion, or 19 percent to a record $92 billion, driving account values for our U.S. Asset Accumulation businesses up 36 percent to a record $163 billion (up 17 percent on an organic basis).
+ Principal Global Investors increased AUM by 32 percent to a record $191 billion (up 17 percent on an organic basis). Strong investment performance across all major asset classes helped Principal Global Investors win new institutional mandates representing $6.7 billion of assets, driving third party AUM up 44 percent to a record $59 billion (up 31 percent on an organic basis).

International Asset Management and Accumulation

Our International Asset Management and Accumulation segment consists of Principal International, which provides retirement products and services, annuities, long-term mutual funds and related financial services to businesses, their employees and other individuals, as well as institutional asset management, in select markets outside the United States. As governments and businesses around the world continue to reexamine their roles in pensions and retirement, Principal International enables the organization to capitalize on this opportunity.

Principal International has operations in Brazil, Chile, China, Hong Kong, India, Malaysia and Mexico. We continue to align ourselves with leading local brands in these locations; joint venture partners include China Construction Bank (China), Punjab National Bank and Vijaya Bank (India), Banco do Brasil (Brazil) and CIMB Group (Malaysia).

Financial Highlights for International Asset Management and Accumulation

+ Operating earnings for the segment were a record $72 million, an increase of 1 percent from 2005.
+ Segment AUM increased nearly $4 billion, or 24 percent, to a record $19 billion, reflecting strong growth in Principal International's asset accumulation businesses and increasing success in leveraging local country asset management capabilities.
+ Segment return on equity, at 7.8 percent at year-end, remains on track to reach the company's target for the segment of 10 percent by 2010.

Life and Health Insurance

The Life and Health Insurance segment offers a broad range of group and individual insurance products to meet the financial protection and security needs of growing businesses and individuals throughout the United States. We focus our products, services and marketing expertise on serving businesses, business owners, senior executives, employees and other individuals by delivering high value solutions for risk and income protection for individuals, groups and key executives.

The segment consists of three divisions:

+ Individual Life Insurance – estate planning, business continuation, executive benefits and financial planning needs
+ Health Insurance – group medical, including combined high deductible health plans with health savings accounts, wellness programs and administrative services
+ Specialty Benefits – group dental and vision insurance, group life insurance and group and individual disability insurance

The segment serves 79,000 employers and 5.6 million covered members. Principal Life Insurance Company ranked as the seventh largest U.S. life insurer (based on statutory assets as of year-end 2005).

Financial Highlights for Life and Health Insurance

+ Record operating earnings for the segment of $283 million, an increase of 3 percent from 2005, including record results for the Specialty Benefits division, which increased 19 percent.
+ Record operating revenues for the segment of $4.7 billion, an increase of 8 percent from 2005, with fourth quarter 2006 marking the segment's ninth consecutive record quarter.
+ Third consecutive year of 20+ percent sales growth for the Specialty Benefits division.
+ Group medical covered members grew 4 percent to 643,000 driven by 9 percent growth in our target states.

Investing for the Future

Value-added Solutions

For businesses...

+ Bundled retirement solutions – As employers look to reduce costs and ease administrative burdens, they're increasingly interested in bundled offerings. Throughout 2006 we continued to enhance Principal Total Retirement Suite℠, our comprehensive retirement plan consulting and administrative services offering, building on the strengths of our core business. In 2006, 58 percent of our retirement plan sales came from Total Retirement Suite.
+ Business owner solutions – As the leading deferred compensation plan recordkeeper, we continued to enhance our offerings geared toward business owners and key executives, including business protection, wealth transfer, retirement and estate planning, and nonqualified deferred compensation.
+ Health and wellness solutions – Throughout 2006 we continued to enhance our health and wellness offerings for employers and their employees.
  - We introduced Principal HealthyEssentials℠, designed to provide health and wellness programs for group medical customers with more than 25 employees. The program offers health screenings and health risk analyses, along with additional resources and services, all geared toward improving employees' health and controlling costs.
  - After being one of the first to market with health savings accounts (HSAs), we introduced HSAs to the third party market in 2006. We now offer HSAs to other insurers, third party administrators and investment firms, filling critical needs in employee benefit offerings.
  - In August we added group voluntary vision insurance to our growing suite of voluntary worksite products that enable employers to offer benefit options that attract and retain employees without incurring additional benefit costs. The insurance provides an affordable way for employees to access insurance protection and schedule yearly eye exams for themselves and their dependents.
+ In November we unveiled a comprehensive educational program with easy-to-use tools designed to help navigate the numerous changes called for by the Pension Protection Act of 2006. The program includes compliance summaries, one-page overviews of key provisions, newsletters and webcasts. Key to this program is our new Pension Protection Act Guide that gives plan sponsors and financial professionals an edge in understanding the immediate impact of the new law as well as how they can prepare to incorporate future requirements and optional designs into their strategies.
+ We published our fifth Best Practices Guide for growing businesses, focused on using employee benefits to recruit, retain and motivate top talent. The guide is based on our nationwide search, The Principal 10 Best Companies for Employee Financial Security.
+ Throughout the year we continued our free educational series to help women business owners grow their businesses. Our teleclasses covered a variety of topics such as marketing, negotiating, goal-setting and employee benefits. Each class averaged 1,000 registrations.

...and the advisors who serve them

+ We continue to help advisors build their skills to meet changing customer needs. In 2006, for instance, our Retiree Financial Management program helped nearly 200 advisors develop their skills in addressing the unique financial needs of individuals near or in retirement. And our annuity training modules provide annuity education and comprehensive sales training specifically for banks.
+ As consumer driven healthcare continues to expand at a rapid pace, The Principal continues to educate brokers on the state of the healthcare industry and advancements in new products such as health savings accounts (HSAs) and wellness programs. For the third year, leaders from The Principal toured the United States, helping to arm brokers with the tools and information they need to provide valuable counsel and effective health benefit programs for their clients.

For employees and other individuals

+ Our do-it-for-me lifecycle funds, Principal LifeTime Funds, celebrated a five-year milestone in June, marked by high demand, rapid growth and strong performance. Now, nearly 60 percent of plan sponsors offer the target date portfolios to participants, and one in three dollars of new case funds in our retirement business are Principal LifeTime Funds.
+ The Principal was one of the first to make the new Roth savings option available to plan sponsors for 401(k) and 403(b) plans. To address the subsequent issue of what to do when employees leave small amounts behind in these plans, Principal Bank debuted a new Roth option for the Principal Safe Harbor IRA℠. This enables plan sponsors to roll over small-balance Roth 401(k) and 403(b) accounts into a Roth IRA. Essentially, plan sponsors can reduce plan administration costs by removing costly low-balance accounts from their plans; and employees can continue to save for retirement, preserving the tax-advantaged status of their funds.

+ In June we introduced The Principal Enrollment Suite℠ and the new patent pending Easy Enrollment form, requiring just three simple steps to enroll in a retirement plan. These innovations are already increasing participation and savings rates by helping employees overcome uncertainty.
+ In September CIMB-Principal launched the world's first ASEAN-sponsored (Association of Southeast Asian Nations) Exchange Traded Fund, FTSE/ASEAN 40, on the Singapore Exchange. Traded in U.S. dollars, it tracks an index of the top 40 companies ranked by market capitalization across the five stock exchanges of Singapore, Malaysia, Indonesia, the Philippines and Thailand. Our innovative new offerings underscore our commitment to providing customers a wide array of investment options, and to growing our international asset management business.
+ Our new, online Treatment Cost Advisor℠ helps health plan members evaluate the price of specific procedures and medications. It's one of a number of tools and services available through Principal *Healthy*Connections, which is focused on helping members get and stay healthy. Other offerings include online health assessment tools, a library of health and wellness news, information about managing specific conditions or procedures and other services for those needing specialized care.
+ Last September we launched our new online Return To Work toolkit, which provides tools and resources for those who want more information about getting back to work after a disability. Information in the toolkit includes an overview of rehabilitation, Social Security services and detailed information about searching for a new job. It allows participants to explore many options and empowers them at a time when they often feel as if they don't have control of their future.

Sales and Service

Local sales and service remain a true competitive advantage for The Principal, enabling us to meet the special needs of growing businesses and their employees. In 2006, we continued to enhance our resources. As of year-end:

+ Our retirement sales force was more than 100 strong in 45 local offices, maintaining relationships with more than 11,000 independent brokers, consultants and agents.
+ We had more than 160 local retirement service reps, focused on the needs of plan sponsors and 140 education specialists to provide support to retirement plan participants.
+ In our life and health businesses, we had more than 1,000 career agents, more than 160 medical, non-medical, life and disability wholesalers and more than 100 service representatives.

During the year, we also continued to enhance our strong marketing and distribution networks: leveraging and strengthening existing alliances, selectively adding new relationships and making additional refinements and changes to drive future revenue and earnings growth.

In our U.S. retirement business, for instance, we continued to grow our capacity in the large retirement plan market ($100+ million of retirement assets) expanding our team and increasing resources dedicated to serving consultants and financial professionals in this market. Our dedicated institutional consultant relationship management team, product specialists and additional sales expertise are helping us capitalize on more and more large plan opportunities.

In addition:

+ We continued to build our retirement distribution alliances, deepening relationships with independent financial advisors from firms like Smith Barney, Raymond James and more.
+ In our life and health businesses, we're focused on deepening relationships with key independent distributors. Through our new Principal Privileged Partner Program[1], for instance, we provide peak service and support to our top brokerage general agents, lending our expertise and commitment to helping them successfully build their businesses.
+ And through our expanding brokerage advisory councils, we continue to seek input on the needs of our independent distributors, helping to make The Principal easier to do business with.

Technology

Our investment in technology continues to pay off for customers, enabling us to provide improved customer service, serve customers in the ways they want to be served and bring products to market more quickly. For instance:

+ We launched the first phase of our new Specialty Benefits administration system. By investing in this greatly enhanced system, we're able to get products to market more quickly. We're also better able to handle transactions at the member level, which is key as voluntary benefits become increasingly popular. And we have greater flexibility to accommodate the unique needs of our large case clients.

[1] The Principal Privileged Partners are highly valued brokerage offices and have not entered into a legal partnership with any company of the Principal Financial Group®.

+ We streamlined retirement plan administration for our plan sponsors, introducing technology enhancements that give plan sponsors the ability to update participant information for multiple plans with a single entry. This leading edge innovation helps Principal Total Retirement Suite℠ clients manage their multiple retirement programs with greater efficiency.
+ In May we became one of the first companies to offer electronic Form 5500 reports to retirement plan clients, effectively replacing a cumbersome bundle of paper—often more than 100 pages long—with an efficient, value-added online resource. Form 5500, an annual report of employee benefit plans required by federal law, is now more robust and user-friendly, collecting data throughout the year, offering running totals and enabling clients to easily share information with auditors.

Awards and Recognition

The Principal continues to be included in the *FORTUNE* 500 and *Forbes'* Platinum 400—America's Best Big Companies. In addition, we're proud of the third-party awards, recognitions and rankings that demonstrate our high standards for performance and our commitment to customer focus, employees, technology/innovation and communities.

Customer/Client Satisfaction

+ Earned 27 "Best in Class" ratings in Chatham Partners survey of retirement plan clients with more than $25 million in assets, including recognition for flexibility, accessibility and responsiveness of client service teams, overall satisfaction with actuarial services and timeliness and accuracy of transactions. (December 2006)
+ Received recognition for quality of our Defined Benefit and Defined Contribution plan statements in DALBAR's 2006 Trends & Best Practices in Investor Statements, and the DALBAR Communication Seal of Excellence in customer communications for our Defined Benefit, Defined Contribution, Total Retirement, variable annuity and mutual fund statements. (January 2006)
+ Earned 11 "Best in Class" awards in the 2006 *PLANSPONSOR Defined Contribution survey*, including participant category awards for overall participant education, clarity of statements, timeliness of participant reporting, turnaround time for loans/withdrawals, participant Internet services, call center and participant communications. (November 2006)
+ Third longest client retention (an average of 8.8 years vs. an industry average of 7.5 years), in the Boston Research Group's 2006 plan sponsor Defined Contribution study. (August 2006)
+ Received DALBAR Seal of Excellence for Defined Contribution Plan Participant and Plan Sponsor Web sites. (July 2006)
+ Ranked in the top 10 insurance companies on the Customer Respect Group's Customer Respect Index, ranking companies for treatment of online customers; ranked second in the life and health insurance category. (June 2006)

Industry Leadership/Corporate Responsibility

+ Principal Global Investors manages assets for 10 of the 25 largest U.S. pension funds
+ Principal Global Investors ranked in top 20 among institutional money managers in *Institutional Investor's* 2006 Pension Olympics survey, based on number of new clients gained in 2005 (May 2006)
+ Principal Global Investors ranked fifth out of the 35 biggest 401(k) managers by Investment News DataBook (December 2006)
+ Recognized by *Pensions & Investments* as the fourth largest manager of real estate, 13th largest manager of Defined Contribution assets and 42nd largest institutional manager in the world (May and October 2006)
+ Principal Funds ranked as the fifth largest manager of lifecycle funds by Financial Research Corporation (December 2006)
+ Principal LifeTime Funds ranked as the top lifecycle fund family by Turnstone Advisory Group (January 2007)
+ Principal LifeTime Funds came in first in Lipper's mixed asset target 2030, 2030+ and allocation conservative categories for the three-year period ending Dec. 31, 2006 (March 2007)
+ Principal Real Estate Fund named One-Year Best Performer based on total return for the period ended September 2006 (*Wall Street Journal*, October 2006)
+ Numerous international awards for investment performance, including: in China, 2005 Best Fund Launching Award; in Hong Kong, Best Equity Fund Group for mutual funds and mandatory provident funds; and in India, Platinum rating on Principal Tax Savings Fund. In Chile, Principal Mutual Fund Andes was named one of the 10 most profitable funds in 2005, and our Malaysian joint venture was honored with Most Improved Fund House, Most Innovative Product, Best Offshore Fund and Best Islamic Fund House for 2006.
+ BrasilPrev (joint venture with Banco do Brasil) named one of the most admired companies in Brazil (2006)
+ Recognized as sales growth leader for voluntary benefits (dental/vision, life and disability) for companies with more than $25 million in voluntary sales, by EastBridge Consulting Group, Inc. (July 2006)
+ *InformationWeek* magazine – Ranked No. 1 on the magazine's Top 500 Most Innovative Users of Information Technology (September 2006)
+ United Way of America – Honored with United Way's 2006 Spirit of America award, recognizing corporate and employee community involvement (May 2006)
+ *Corporate Responsibility Officer (CRO)* magazine – Named one of the 100 Best Corporate Citizens for 2007 (January 2007)

Best Places to Work

+ Ranked 77th on *FORTUNE* magazine's 100 Best Companies to Work For (January 2007)
+ *Working Mother* magazine – Included in the Top 10 Companies for Working Mothers (September 2006)
+ National Association of Female Executives – Named one of the Top 30 Companies for Executive Women (March 2007)
+ Wellness Councils of America – Platinum Well Workplace (July 2006)
+ *AARP The Magazine* – Recognized as one of the Best Employers for Workers Over 50 (September 2006)
+ *LATINA Style* magazine – Named one of the 50 Best Companies for Latinas to Work For in the U.S. (August 2006)
+ *Computerworld* magazine – Ranked 29th on *Computerworld's* 100 Best Places to Work in IT (June 2006)
+ Human Rights Campaign Foundation – Scored an 85 out of a possible 100 on the Corporate Equality Index (October 2006)
+ BrasilPrev has been named one of the 150 Best Companies to Work For in Brazil, one of the 50 Best Companies For Women, one of the best companies on human resources management and the best company for interns. (2006)

Financial Highlights

The Principal Financial Group is a leading provider of a wide range of financial products and services for businesses and individuals. Our largest member company, Principal Life Insurance Company, is the seventh largest U.S. life insurance company as measured by year-end 2005 statutory assets. Worldwide, the Principal Financial Group serves approximately 17.6 million customers from more than 250 locations, including offices in Asia, Australia, Europe, Latin America and the United States.

	2006	2005	2004	2003	2002
Net income available to common stockholders (in millions)	$ 1,031	$ 901	$ 826	$ 746	$ 142
Operating earnings (in millions)[1,3]	972	862	765	668	579
Total revenue (in millions)[1]	9,871	9,042	8,321	7,993	7,631
Total assets (in millions)	143,658	127,035	113,798	107,754	89,871
Assets under management (in millions)[2]	256,900	195,200	167,000	142,000	109,900
Total stockholders' equity (in millions)	7,861	7,807	7,544	7,400	6,657
Operating earnings per diluted share[1,3]	$ 3.53	$ 2.97	$ 2.43	$ 2.04	$ 1.65
Operating return on average equity[1,3,5]	15.3%	13.8%	12.3%	10.9%	9.1%
Total customers (in millions)[1,2,4]	17.6	15.9	15.1	14.2	12.4

[1] Certain reclassifications have been made to 2002, 2003, 2004 and 2005 to conform to 2006 presentation.
[2] Excludes Principal Residential Mortgage, Inc. from 2002-2003.
[3] See page 25 for a reconciliation of non-GAAP measures to U.S. GAAP.
[4] Includes employees and their dependents under employee benefit arrangements. Rounded to nearest 100,000.
[5] Stockholders' equity available to common stockholders excluding accumulated other comprehensive income (loss).


20
15
10
5
0
12.4
14.2
15.1
15.9
17.6
2002
2003
2004
2005
2006

Customers (in millions)[1,2]


$300
$225
$150
$75
$0
$109.9
$142.0
$167.0
$195.2
$256.9
2002
2003
2004
2005
2006

Assets Under Management (in billions)[2]


$1.20
$0.90
$0.60
$0.30
$0
$0.14
$0.75
$0.83
$0.90
$1.03
2002
2003
2004
2005
2006

Net income available to common stockholders (in billions)


$1000
$750
$500
$250
$0
$579
$668
$765
$862
$972
2002
2003
2004
2005
2006

Operating Earnings (in millions)[3]


16.0
12.0
8.0
4.0
0
9.1%
10.9%
12.3%
13.8%
15.3%
2002
2003
2004
2005
2006

Operating Return on Average Equity[3]


$4.00
$3.00
$2.00
$1.00
$0
$1.65
$2.04
$2.43
$2.97
$3.53
2002
2003
2004
2005
2006

Operating Earnings per Diluted Share[3]

[1] Includes employees and their dependents under employee benefit arrangements. Rounded to nearest 100,000.
[2] Excludes Principal Residential Mortgage, Inc. from 2002-2003.
[3] Certain reclassifications have been made to 2002, 2003, 2004 and 2005 to conform to 2006 presentation.

The Principal Financial Group, Inc.
Summary Consolidated Statements of Income

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Revenues			
Premiums and other considerations	$ 4,305.3	$ 3,975.0	$ 3,710.0
Fees and other revenues	1,902.5	1,717.8	1,491.7
Net investment income	3,618.0	3,360.1	3,224.0
Net realized/unrealized capital gains (losses)	44.7	(11.2)	(104.8)
Total revenues	9,870.5	9,041.7	8,320.9
Expenses			
Benefits, claims, and settlement expenses	5,692.4	5,282.9	4,959.5
Dividends to policyholders	290.7	293.0	296.7
Operating expenses	2,558.7	2,342.1	2,185.6
Total expenses	8,541.8	7,918.0	7,441.8
Income from continuing operations before income taxes	1,328.7	1,123.7	879.1
Income taxes	295.0	232.2	178.2
Income from continuing operations, net of related income taxes	1,033.7	891.5	700.9
Income from discontinued operations, net of related income taxes	30.6	27.5	130.4
Income before cumulative effect of accounting changes	1,064.3	919.0	831.3
Cumulative effect of accounting changes, net of related income taxes	—	—	(5.7)
Net income	1,064.3	919.0	825.6
Preferred stock dividends	33.0	17.7	—
Net income available to common stockholders	$ 1,031.3	$ 901.3	$ 825.6

	2006	2005	2004
Earnings per common share			
Basic earnings per common share:			
Income from continuing operations, net of related income taxes	$ 3.67	$ 3.03	$ 2.24
Income from discontinued operations, net of related income taxes	0.11	0.10	0.42
Income before cumulative effect of accounting changes	3.78	3.13	2.66
Cumulative effect of accounting changes, net of related income taxes	—	—	(0.02)
Net income	$ 3.78	$ 3.13	$ 2.64
Diluted earnings per common share:			
Income from continuing operations, net of related income taxes	$ 3.63	$ 3.01	$ 2.23
Income from discontinued operations, net of related income taxes	0.11	0.10	0.41
Income before cumulative effect of accounting changes	3.74	3.11	2.64
Cumulative effect of accounting changes, net of related income taxes	—	—	(0.02)
Net income	$ 3.74	$ 3.11	$ 2.62

The information in the summary consolidated statements of income shown above has been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). It is a replication of the information in the consolidated statements of operations in the Principal Financial Group, Inc.'s 2006 Financial Report. For complete financial statements, including notes and management's discussion and analysis of financial condition and results of operations, please refer to the 2006 Financial Report, or Form 10-K filed with the Securities and Exchange Commission, both of which can be found at www.principal.com/investor.

The Principal Financial Group, Inc.
Summary Consolidated Balance Sheets

	December 31, 2006	December 31, 2005
	(in millions)	
Assets		
Fixed maturities, available for sale	$ 44,403.5	$ 42,117.2
Fixed maturities, trading	323.4	113.2
Equity securities, available for sale	666.6	724.4
Equity securities, trading	181.0	90.3
Mortgage loans	11,663.9	11,484.3
Real estate	867.0	900.1
Policy loans	850.7	827.7
Other investments	1,410.7	1,113.5
Total investments	60,366.8	57,370.0
Cash and cash equivalents	1,590.8	1,639.3
Accrued investment income	723.5	682.3
Premiums due and other receivables	1,252.3	592.7
Deferred policy acquisition costs	2,418.9	2,174.1
Property and equipment	422.5	419.8
Goodwill	361.9	282.3
Other intangibles	981.0	202.6
Separate account assets	73,779.6	62,070.0
Assets of discontinued operations	—	103.2
Other assets	1,760.8	1,498.4
Total assets	$ 143,658.1	$ 127,035.4
Liabilities		
Contractholder funds	$ 36,799.0	$ 33,612.1
Future policy benefits and claims	17,332.6	16,825.5
Other policyholder funds	619.4	657.1
Short-term debt	84.1	476.4
Long-term debt	1,553.8	898.8
Income taxes currently payable	4.2	—
Deferred income taxes	917.2	974.8
Separate account liabilities	73,779.6	62,070.0
Liabilities of discontinued operations	—	4.5
Other liabilities	4,707.4	3,709.0
Total liabilities	135,797.3	119,228.2
Stockholders' equity		
Series A preferred stock, par value $.01 with liquidation preference of $100 per share - 3.0 million shares authorized, issued and outstanding at December 31, 2006 and 2005	—	—
Series B preferred stock, par value $.01 with liquidation preference of $25 per share - 10.0 million shares authorized, issued and outstanding at December 31, 2006 and 2005	0.1	0.1
Common stock, par value $.01 per share - 2,500.0 million shares authorized, 383.6 million and 381.3 million shares issued, and 268.4 million and 280.6 million shares outstanding at December 31, 2006 and 2005	3.8	3.8
Additional paid in capital	8,141.8	8,000.0
Retained earnings	2,824.1	2,008.6
Accumulated other comprehensive income	846.9	994.8
Treasury stock, at cost (115.2 million and 100.7 million shares at December 31, 2006 and 2005)	(3,955.9)	(3,200.1)
Total stockholders' equity	7,860.8	7,807.2
Total liabilities and stockholders' equity	$ 143,658.1	$ 127,035.4

The information in the summary consolidated balance sheets shown above has been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). It is a replication of the information in the consolidated statements of financial position in the Principal Financial Group, Inc.'s 2006 Financial Report. For complete financial statements, including notes and management's discussion and analysis of financial condition and results of operations, please refer to the 2006 Financial Report, or Form 10-K filed with the Securities and Exchange Commission, both of which can be found at www.principal.com/investor.

The Principal Financial Group, Inc.
Summary Consolidated Statements of Cash Flows

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Operating Activities			
Net Income	$ 1,064.3	$ 919.0	$ 825.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Income from discontinued operations, net of related income taxes	(30.6)	(27.5)	(130.4)
Cumulative effect of accounting changes, net of related income taxes	—	—	5.7
Amortization of deferred policy acquisition costs	239.2	246.6	210.8
Additions to deferred policy acquisition costs	(498.9)	(482.1)	(477.7)
Accrued investment income	(41.2)	(4.9)	(21.5)
Net cash flows from (for) trading securities	(200.3)	(37.3)	6.3
Premiums due and other receivables	(419.1)	(70.8)	(24.9)
Contractholder and policyholder liabilities and dividends	1,851.8	2,006.8	1,749.9
Current and deferred income taxes	169.6	(453.3)	38.0
Net realized/unrealized capital (gains) losses	(44.7)	11.2	104.8
Depreciation and amortization expense	105.3	99.7	105.7
Mortgage loans held for sale, acquired or originated	(427.3)	(2,262.0)	(1,142.4)
Mortgage loans held for sale, sold or repaid, net of gain	761.4	2,326.8	940.3
Real estate acquired through operating activities	(82.3)	(44.6)	(45.8)
Real estate sold through operating activities	88.6	41.9	84.7
Stock-based compensation	71.8	48.8	43.4
Other	(329.1)	(192.1)	(241.0)
Net adjustments	1,214.2	1,207.2	1,205.9
Net cash provided by operating activities	2,278.5	2,126.2	2,031.5
Investing Activities			
Available for sale securities:			
Purchases	(7,765.4)	(8,955.1)	(10,301.6)
Sales	1,438.9	3,300.5	2,327.1
Maturities	3,595.8	3,903.2	4,411.0
Mortgage loans acquired or originated	(2,600.2)	(2,485.5)	(2,760.4)
Mortgage loans sold or repaid	2,102.6	2,704.5	2,499.6
Real estate acquired	(29.1)	(92.2)	(341.5)
Real estate sold	174.1	319.8	345.6
Net purchases of property and equipment	(50.5)	(44.4)	(47.5)
Net proceeds from sales of subsidiaries	—	—	694.7
Purchases of interest in subsidiaries, net of cash acquired	(769.2)	(58.1)	(128.1)
Net change in other investments	(9.9)	(76.4)	116.5
Net cash used in investing activities	(3,912.9)	(1,483.7)	(3,184.6)
Financing activities			
Issuance of common stock	66.2	59.9	41.2
Issuance of preferred stock	–	542.0	—
Accelerated stock repurchase settlement	–	(84.0)	–
Acquisition and sales of treasury stock, net	(755.8)	(868.4)	(772.6)
Proceeds from financing element derivatives	132.1	168.4	110.6
Payments for financing element derivatives	(141.0)	(123.2)	(84.6)
Excess tax benefits from share-based payment arrangements	8.4	–	–
Dividends to common stockholders	(214.7)	(182.2)	(166.5)
Dividends to preferred stockholders	(24.7)	(17.7)	—
Issuance of long term debt	601.7	137.5	12.1
Principal repayments of long term debt	(21.0)	(72.6)	(447.2)
Net proceeds (repayments) of short term borrowings	(390.5)	199.1	(291.4)
Investment contract deposits	8,925.7	7,250.0	7,312.4
Investment contract withdrawals	(6,859.4)	(6,504.5)	(5,294.9)
Net increase (decrease) in banking operation deposits	258.9	41.9	(5.0)
Net cash provided by financing activities	$ 1,585.9	$ 546.2	$ 414.1

The information in the summary consolidated statements of cash flows shown above has been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). It is a replication of the information in the consolidated statements of cash flows in the Principal Financial Group, Inc.'s 2006 Financial Report. For complete financial statements, including notes and management's discussion and analysis of financial condition and results of operations, please refer to the 2006 Financial Report, or Form 10-K filed with the Securities and Exchange Commission, both of which can be found at www.principal.com/investor.

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Discontinued Operations			
Net cash provided by (used in) operating activities	$ (1.1)	$ 125.1	$ (627.7)
Net cash used in investing activities	(0.9)	(125.0)	(473.7)
Net cash provided by financing activities	—	—	600.0
Net cash provided by (used in) discontinued operations	(2.0)	0.1	(501.4)
Net increase (decrease) in cash and cash equivalents	(50.5)	1,188.8	(1,240.4)
Cash and cash equivalents at beginning of year	1,641.3	452.5	1,692.9
Cash and cash equivalents at end of year	$ 1,590.8	$ 1,641.3	$ 452.5
Cash and cash equivalents of discontinued operations included above:			
At beginning of year	$ 2.0	$ 1.9	$ 503.3
At end of year	$ —	$ 2.0	$ 1.9
Schedule of noncash transactions			
Tax benefits related to demutualization	$ —	$ 163.8	$ —

The Principal Financial Group, Inc.
Use of Non-GAAP Financial Measures

The company uses a number of non-GAAP financial measures that management believes are important in understanding and evaluating the normal, recurring operations of our businesses. Non-GAAP measures included in the annual report are operating earnings per diluted share, operating earnings and operating return on average equity excluding other comprehensive income. While such measures are also consistent with metrics utilized by the investment community to evaluate performance, they are not a substitute for U.S. GAAP (GAAP) financial measures. Therefore, we provide below a reconciliation of the non-GAAP measures to the comparable GAAP financial measures.

	For the year ended December 31,				
	2006	2005	2004	2003	2002
Net income available to common stockholders per diluted share					
Operating earnings per diluted share	$ 3.53	$ 2.97	$ 2.43	$ 2.04	$ 1.65
Net unrealized capital gains/(losses)	0.07	(0.06)	(0.20)	(0.15)	(0.70)
Other after-tax adjustments	0.14	0.20	0.39	0.39	(0.54)
Net income available to common stockholders per diluted share	$ 3.74	$ 3.11	$ 2.62	$ 2.28	$ 0.41
Net income available to common stockholders (in millions):					
Operating earnings	$ 972.1	$ 862.4	$ 764.8	$ 667.7	$ 579.3
Net realized/unrealized capital gains (losses)	18.0	(20.6)	(62.3)	(49.3)	(247.3)
Other after-tax adjustments	41.2	59.5	123.1	127.9	(189.7)
Net income available to common stockholders	$ 1,031.3	$ 901.3	$ 825.6	$ 746.3	$ 142.3
Net income ROE available to common stockholders (including OCI*):					
Operating earnings ROE (x-OCI)	15.3%	13.8%	12.3%	10.9%	9.1%
Net realized/unrealized capital gains (losses)	0.3%	-0.3%	-1.0%	-0.8%	-3.9%
Other after-tax adjustments	0.6%	0.9%	2.0%	2.1%	-3.0%
Net income ROE available to common stockholders (x-OCI)	16.2%	14.4%	13.3%	12.2%	2.2%
Net unrealized capital gains (losses)	-2.2%	-2.3%	-2.4%	-1.8%	-0.2%
Foreign currency translation	0.1%	0.1%	0.1%	0.2%	0.1%
Net income ROE available to common stockholders (including OCI)	14.1%	12.2%	11.0%	10.6%	2.1%

* OCI, or Other Comprehensive Income, consists of two items – net realized gains (losses) on available for sale securities and net foreign currency translations adjustment.

Board of Directors

Principal Financial Group, Inc.
Principal Life Insurance Company



Left to Right:

Larry D. Zimpleman
President and Chief Operating Officer
The Principal Financial Group

Betsy J. Bernard
Past President
AT&T

Elizabeth E. Tallett
Principal
Hunter Partners, LLC

William T. Kerr
Chairman of the Board
Meredith Corporation

Gary E. Costley
Managing Director
C & G Capital and Management, LLC

David J. Drury
Retired Chairman
The Principal Financial Group

Michael T. Dan
Chairman, President and Chief Executive Officer
The Brink's Company

Arjun K. Mathrani
Adjunct Professor - New York University's Stern School of Business, St. John's University, New York, and Cambridge University's Judge Institute of Management

C. Daniel Gelatt, Jr.
President
NMT Corporation

Therese M. Vaughan
Robb B. Kelley Distinguished Professor of Insurance and Actuarial Science at Drake University

Richard L. Keyser
Chairman and Chief Executive Officer
W.W. Grainger, Inc.

J. Barry Griswell
Chairman and Chief Executive Officer
The Principal Financial Group

Jocelyn Carter-Miller
President
TechEdventures

Sandra L. Helton
Past Executive Vice President and Chief Financial Officer
Telephone and Data Systems, Inc.

Senior Management

The Principal Financial Group – March 2007



J. Barry Griswell
Chairman and
Chief Executive Officer



Larry D. Zimpleman
President and
Chief Operating Officer



John E. Aschenbrenner
President, Insurance and
Financial Services



James P. McCaughan
President, Principal
Global Investors



Michael H. Gersie
Executive Vice President
and Chief Financial Officer



Daniel J. Houston
Executive Vice President



Karen E. Shaff
Executive Vice President
and General Counsel



Ronald L. Danilson
Senior Vice President



James D. DeVries
Senior Vice President



Gregory B. Elming
Senior Vice President



Ralph C. Eucher
Senior Vice President



Nora M. Everett
Senior Vice President



Thomas J. Graf
Senior Vice President



Joyce N. Hoffman
Senior Vice President
and Corporate Secretary



Carey G. Jury
Senior Vice President



Ellen Z. Lamale
Senior Vice President
and Chief Actuary



Julia M. Lawler
Senior Vice President and
Chief Investment Officer



Timothy J. Minard
Senior Vice President



Mary A. O'Keefe
Senior Vice President and
Chief Marketing Officer



Gary P. Scholten
Senior Vice President and
Chief Information Officer



Margaret W. Skinner
Senior Vice President



Norman R. Sorensen
Senior Vice President



Deanna D. Strable
Senior Vice President

Operating Companies of the Principal Financial Group

U.S. Asset Management & Accumulation

Columbus Circle Investors
Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company
Edge Asset Management, Inc.
Post Advisory Group, LLC
Principal Bank
Principal Commercial Acceptance, LLC
Principal Commercial Funding, LLC
Principal Development Investors, L.L.C.
Principal Enterprise Capital, LLC
Principal Financial Advisors, Inc.
Principal Funds Distributor, Inc.
Principal Global Investors, LLC
Principal Global Investors Trust
Principal Life Insurance Company
Principal Management Corporation
Principal Real Estate Fund Investors, LLC
Principal Real Estate Investors, LLC
Principal Real Estate Portfolio, Inc.
Principal Shareholder Services, Inc.
Princor Financial Services Corporation
Professional Pensions, Inc.
Spectrum Asset Management, Inc.

International Asset Management & Accumulation

Australia
Principal Capital Global Investors Limited
Principal Global Investors (Australia) Limited
Principal Global Investors (Australia) Service Company Pty Limited
Principal Real Estate Investors (Australia) Limited
Brazil
BrasilPrev Seguros e Previdência S.A.
Chile
Principal Administradora General de Fondos S.A.
Principal Asset Management S.A.
Principal Compañía de Seguros de Vida Chile S.A.
Principal Créditos Hipotecarios, S.A.
Principal Servicios Corporativos Chile Ltda.
China
CCB Principal Asset Management Company, LTD
Europe
Principal Global Investors (Europe) Limited
Principal Global Investors (Ireland) Limited
Hong Kong
Principal Asset Management Company (Asia) Limited
Principal Fund Management (Hong Kong) Limited
Principal Insurance Company (Hong Kong) Limited
Principal Nominee Company (Hong Kong) Limited
Principal Trust Company (Asia) Limited
Principal Global Investors (Asia) Limited
India
Principal Consulting (India) Private Limited
Principal PNB Asset Management Company Private Limited
Principal Trustee Company Private Limited
PNB Principal Financial Planners Private Limited
PNB Principal Insurance Advisory Company Private Limited
Japan
Principal Global Investors (Japan) Limited
Malaysia
CIMB-Principal Asset Management Berhad
Mexico
Distribuidora Principal México, S.A. de C.V.
Principal Mexico Compañía de Seguros, S.A. de C.V.
Principal México Servicios, S.A. de C.V.
Principal Pensiones, S.A. de C.V.
Principal Afore, S.A. de C.V.
Principal Siefore, S.A. de C.V.
Principal Fondos de Inversión, S.A. de C.V.
Singapore
Principal Global Investors (Singapore) Limited

Life & Health Insurance

Principal Life Insurance Company
Employers Dental Services, Inc.
HealthRisk Resource Group, LLC
JF MOLLOY & Associates, Inc.
Preferred Product Network, Inc.
Principal Dental Services, Inc.
Principal Wellness Company

Corporate

Principal Global Services Private Limited

Principal Funds

Organized by Principal Life Insurance Company

Principal Investors Fund, Inc. Retail Classes*:
Bond & Mortgage Securities Fund
California Insured Intermediate Municipal Fund
California Municipal Fund
Disciplined LargeCap Blend Fund
Diversified International Fund
Equity Income Fund I
Government & High Quality Bond Fund
High Yield Fund II
Income Fund
Inflation Protection Fund
International Emerging Markets Fund
LargeCap Growth Fund
LargeCap S&P 500 Index Fund
LargeCap Value Fund
MidCap Blend Fund
MidCap Stock Fund
Money Market Fund
Mortgage Securities Fund
Partners LargeCap Blend Fund
Partners LargeCap Blend Fund I
Partners LargeCap Growth Fund I
Partners LargeCap Growth Fund II
Partners LargeCap Value Fund
Partners MidCap Growth Fund
Partners MidCap Growth Fund I
Partners MidCap Value Fund
Partners SmallCap Growth Fund II
Preferred Securities Fund
Principal LifeTime 2010 Fund
Principal LifeTime 2020 Fund
Principal LifeTime 2030 Fund
Principal LifeTime 2040 Fund
Principal LifeTime 2050 Fund
Principal LifeTime Strategic Income Fund
Real Estate Securities Fund
Strategic Asset Management Balanced Portfolio
Strategic Asset Management Conservative Balanced Portfolio
Strategic Asset Management Conservative Growth Portfolio
Strategic Asset Management Flexible Income Portfolio
Strategic Asset Management Strategic Growth Portfolio
Short-Term Bond Fund
Short-Term Income Fund
SmallCap Blend Fund
SmallCap Growth Fund
SmallCap Value Fund
Tax-Exempt Bond Fund I
Ultra Short Bond Fund
West Coast Equity Fund

Principal Variable Contracts Fund, Inc. **

* Principal Investors Fund, Inc. is also available through an institutional class.

** Available only to fund investment options in certain variable annuity and variable life insurance contracts.

Mutual funds and variable contracts are distributed by Principal Funds Distributor, Inc. and Princor Financial Services Corporation, members of the Principal Financial Group, Des Moines, Iowa 50392-0200. Phone 1-800-247-4123.

THE PRINCIPAL FINANCIAL GROUP®
2006 FINANCIAL REPORT

Principal® Financial Group

Annual Report Presentation

We are presenting our annual report in two parts. This section provides detailed financial information. The other section, "2006 Annual Report," provides a company overview and financial highlights.

PRINCIPAL FINANCIAL GROUP, INC.
TABLE OF CONTENTS

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Principal Financial Group, Inc.'s (the "Company") 2006 Financial Report, including the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to trends in operations and financial results and the business and the products of the Registrant and its subsidiaries, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Company. Such forward-looking statements are not guarantees of future performance.

Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties including, but not limited to the following: (1) a decline or increased volatility in the securities markets could result in investors withdrawing from the markets or decreasing their rates of investment, either of which could reduce our net income, revenues and assets under management; (2) our investment portfolio is subject to several risks which may diminish the value of our invested assets and affect our sales, profitability and the investment returns credited to our customers; (3) competition from companies that may have greater financial resources, broader arrays of products, higher ratings and stronger financial performance may impair our ability to retain existing customers, attract new customers and maintain our profitability; (4) a downgrade in any of our ratings may increase policy surrenders and withdrawals, reduce new sales and terminate relationships with distributors, and impact existing liabilities, any of which could adversely affect our profitability and financial condition; (5) our efforts to reduce the impact of interest rate changes on our profitability and surplus may not be effective; (6) if we are unable to attract and retain sales representatives and develop new distribution sources, sales of our products and services may be reduced; (7) our international businesses face political, legal, operational and other risks that could reduce our profitability in those businesses; (8) our reserves established for future policy benefits and claims may prove inadequate, requiring us to increase liabilities; (9) our ability to pay stockholder dividends and meet our obligations may be constrained by the limitations on dividends Iowa insurance laws impose on Principal Life Insurance Company ("Principal Life"); (10) the pattern of amortizing our deferred policy acquisition costs ("DPAC") on our Statement of Financial Accounting Standard ("SFAS") No. 97 *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments* ("SFAS 97") products may change, impacting both the level of the asset and the timing of our operating earnings; (11) we may need to fund deficiencies in our closed block ("Closed Block") assets; (12) a pandemic, terrorist attack, or other catastrophic event could adversely affect our earnings; (13) our reinsurers could default on their obligations or increase their rates, which could adversely impact our earnings and profitability; (14) we may encounter difficulty integrating WM Advisors, Inc. and may incur substantial costs in connection with the integration; (15) changes in laws, regulations or accounting standards may reduce our profitability; (16) litigation and regulatory investigations may affect our financial strength or reduce our profitability; (17) fluctuations in foreign currency exchange rates could reduce our profitability; and (18) applicable laws and our stockholder rights plan, certificate of incorporation and by-laws may discourage takeovers and business combinations that our stockholders might consider in their best interests.

CERTIFICATIONS

J. Barry Griswell, our Chief Executive Officer, submitted an Annual Certification to the New York Stock Exchange pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual on or about May 19, 2006. On February 28, 2007, J. Barry Griswell, our Chief Executive Officer, and Michael H. Gersie, our Chief Financial Officer, filed with the Securities and Exchange Commission certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock began trading on the New York Stock Exchange ("NYSE") under the symbol "PFG" on October 23, 2001. Prior to such date, there was no established public trading market for our common stock. On February 20, 2007, there were 494,151 stockholders of record of our common stock.

The following table presents the high and low prices for our common stock on the NYSE for the periods indicated and the dividends declared per share during such periods.

	High	Low	Dividends
2006			
First quarter	**$50.72**	**$45.91**	**—**
Second quarter	**$55.93**	**$48.51**	**—**
Third quarter	**$56.47**	**$52.62**	**—**
Fourth quarter	**$59.40**	**$53.75**	**$0.80**
2005			
First quarter	$41.96	$37.61	—
Second quarter	$42.30	$36.80	—
Third quarter	$48.37	$41.80	—
Fourth quarter	$52.00	$45.78	$0.65

We declared an annual cash dividend of $0.80 per common share on November 7, 2006, and paid such dividend on December 15, 2006, to stockholders of record on the close of business on November 22, 2006. We declared an annual cash dividend of $0.65 per common share on November 2, 2005, and paid such dividend on December 16, 2005, to stockholders of record on the close of business on November 17, 2005. Future dividend decisions will be based on and affected by a number of factors, including our operating results and financial requirements and the impact of regulatory restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a discussion of regulatory restrictions on Principal Life's ability to pay us dividends.

The following table presents the amount of our share purchase activity for the periods indicated:

Issuer Purchases of Equity Securities

Period	Total Number of Shares (or Units) Purchased(1)	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (in millions) (2)(3)(4)
January 1, 2006 - January 31, 2006	**886,250**	**$47.19**	**886,200**	**$208.2**
February 1, 2006 - February 28, 2006	**824,276**	**$48.14**	**814,895**	**$169.0**
March 1, 2006 - March 31, 2006	**1,672,028**	**$49.06**	**1,655,200**	**$ 87.7**
April 1, 2006 - April 30, 2006	**1,102,043**	**$49.58**	**1,102,000**	**$ 33.1**
May 1, 2006 - May 31, 2006	**8,296,702**	**$64.26(3)**	**8,296,702**	**$ —**
June 1, 2006 - June 30, 2006	**—**	**$ —**	**—**	**$ —**
July 1, 2006 - July 31, 2006	**—**	**$ —**	**—**	**$ —**
August 1, 2006 - August 31, 2006	**—**	**$ —**	**—**	**$ —**
September 1, 2006 - September 30, 2006	**84,406**	**$53.59**	**—**	**$ —**
October 1, 2006 - October 31, 2006	**218**	**$52.25**	**—**	**$ —**
November 1, 2006 - November 30, 2006	**1,664,568**	**$ —(3)**	**1,664,568**	**$250.0**
December 1, 2006 - December 31, 2006	**—**	**$ —**	**—**	**$250.0**
Total	**14,530,491**		**14,419,565**	

(1) The number of shares includes shares of common stock utilized to execute certain stock incentive awards in 2006: 50 shares in January, 9,381 shares in February, 16,828 shares in March, 43 shares in April, 84,406 shares in September, and 218 shares in October.

(2) In November 2005, our Board of Directors authorized a repurchase program of up to $250.0 million of our outstanding common stock. On May 18, 2006, the program announced in November 2005 was completed.

(3) In May 2006, our Board of Directors authorized a repurchase program of up to $500.0 million of our outstanding common stock. We paid $500.0 million and received the initial delivery of 7.7 million common shares, while retaining the right to receive additional common shares depending on the volume weighted average share price of our common stock over the program's duration. The program was completed in November 2006. Under this program, we purchased 9.3 million common shares at an average price of $53.59.

(4) On November 28, 2006, our Board of Directors authorized a repurchase program of up to $250.0 million of our outstanding common stock. As of December 31, 2006, no purchases have been made under this program.

PERFORMANCE GRAPH

The following graph sets forth a comparison of cumulative total return for Principal Financial Group, Inc.'s common stock, the Standard & Poor's 500 Index ("S&P 500"), and the Standard & Poor's 500 Financials Index ("S&P 500 Financials"), adjusted to assume the reinvestment of dividends for the past five calendar years. It assumes $100 invested in each of the Company's common stock, the S&P 500 and the S&P 500 Financials.



$260
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
PFG
S&P 500
S&P 500 Fin

SELECTED FINANCIAL DATA

The following table sets forth certain selected historical consolidated financial information of Principal Financial Group, Inc. We derived the consolidated financial information (except for amounts referred to as "Other Supplemental Data") for each of the years ended December 31, 2006, 2005 and 2004 and as of December 31, 2006 and 2005 from our audited consolidated financial statements and notes to the financial statements included in this Financial Report. We derived the consolidated financial information (except for amounts referred to as "Other Supplemental Data") for the years ended December 31, 2003 and 2002 and as of December 31, 2004, 2003 and 2002 from our audited consolidated financial statements not included in this Financial Report. The following summary of consolidated financial information (except for amounts referred to as "Other Supplemental Data") has been prepared in accordance with U.S. GAAP.

In order to fully understand our consolidated financial information, you should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the notes to the financial statements included in this Financial Report. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

	As of or for the year ended December 31,				
	2006(1)	**2005(1)**	**2004(1)**	**2003**	**2002**
	($ in millions, except per share data and as noted)				
Income Statement Data:					
Revenues:					
Premiums and other considerations	**$ 4,305.3**	$ 3,975.0	$ 3,710.0	$ 3,630.7	$ 3,877.8
Fees and other revenues	**1,902.5**	1,717.8	1,491.7	1,196.5	954.2
Net investment income	**3,618.0**	3,360.1	3,224.0	3,229.4	3,173.1
Net realized/unrealized capital gains (losses)	**44.7**	(11.2)	(104.8)	(63.2)	(374.1)
Total revenues	**$ 9,870.5**	$ 9,041.7	$ 8,320.9	$ 7,993.4	$ 7,631.0
Income from continuing operations, net of related income taxes	**$ 1,033.7**	$ 891.5	$ 700.9	$ 644.7	$ 446.4
Income (loss) from discontinued operations, net of related income taxes(2)	**30.6**	27.5	130.4	105.0	(23.2)
Income before cumulative effect of accounting changes	**1,064.3**	919.0	831.3	749.7	423.2
Cumulative effect of accounting changes, net of related income taxes(3)	**—**	—	(5.7)	(3.4)	(280.9)
Net income	**1,064.3**	919.0	825.6	746.3	142.3
Preferred stock dividends(4)	**33.0**	17.7	—	—	—
Net income available to common stockholders	**$ 1,031.3**	$ 901.3	$ 825.6	$ 746.3	$ 142.3
Earnings per Share Data:					
Income from continuing operations, net of related income taxes, per share					
Basic	**$ 3.67**	$ 3.03	$ 2.24	$ 1.98	$ 1.27
Diluted	**$ 3.63**	$ 3.01	$ 2.23	$ 1.97	$ 1.27
Net income per share:					
Basic	**$ 3.78**	$ 3.13	$ 2.64	$ 2.29	$ 0.41
Diluted	**$ 3.74**	$ 3.11	$ 2.62	$ 2.28	$ 0.41
Common shares outstanding at year-end (in millions)	**268.4**	280.6	300.6	320.7	334.4
Weighted-average common shares outstanding for the year	**272.9**	287.9	313.3	326.0	350.2
Weighted-average common shares and potential common shares outstanding for the year for computation of diluted earnings per share (in millions)	**275.5**	289.9	314.7	326.8	350.7
Cash dividends per common share	**$ 0.80**	$ 0.65	$ 0.55	$ 0.45	$ 0.25
Balance Sheet Data:					
Total assets	**$143,658.1**	$127,035.4	$113,798.1	$107,754.4	$89,870.6
Long-term debt	**$ 1,553.8**	$ 898.8	$ 843.5	$ 1,374.3	$ 1,332.5
Series A preferred stock	**$ —**	$ —	$ —	$ —	$ —
Series B preferred stock	**0.1**	0.1	—	—	—
Common stock	**3.8**	3.8	3.8	3.8	3.8
Additional paid-in capital	**8,141.8**	8,000.0	7,269.4	7,153.2	7,106.3
Retained earnings	**2,824.1**	2,008.6	1,289.5	630.4	29.4
Accumulated other comprehensive income	**846.9**	994.8	1,313.3	1,171.3	635.8
Treasury stock, at cost	**(3,955.9)**	(3,200.1)	(2,331.7)	(1,559.1)	(1,118.1)
Total stockholders' equity	**$ 7,860.8**	$ 7,807.2	$ 7,544.3	$ 7,399.6	$ 6,657.2

	As of or for the year ended December 31,				
	2006(1)	2005(1)	2004(1)	2003	2002
	($ in millions, except as noted)				
Other Supplemental Data:					
Assets under management ($in billions)	$ **256.9**	$ 195.2	$ 167.0	$ 144.3	$ 110.5
Number of employees (actual)	**15,289**	14,507	13,976	14,976	15,038

(1) For a discussion of items materially affecting the comparability of 2006, 2005, and 2004, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Transactions Affecting Comparability of Results of Operations."

(2) See "Notes to Consolidated Financial Statements, Note 3, Discontinued Operations" for a description of our discontinued operations.

(3) See "Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies" for a description of recent accounting changes.

(4) On June 16, 2005, we issued 13.0 million shares of non-cumulative perpetual preferred stock under our shelf registration. We declared preferred stock dividends of $33.0 million and $17.7 million in 2006 and 2005, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis discusses our financial condition as of December 31, 2006, compared with December 31, 2005, and our consolidated results of operations for the years ended December 31, 2006, 2005 and 2004, and, where appropriate, factors that may affect our future financial performance. The discussion should be read in conjunction with our audited consolidated financial statements and the related notes to the financial statements and the other financial information included elsewhere in this Financial Report.

Forward-Looking Information

Our narrative analysis below contains forward-looking statements intended to enhance the reader's ability to assess our future financial performance. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and similar expressions. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on us. Such forward-looking statements are not guarantees of future performance.

Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties including, but not limited to the following: (1) a decline or increased volatility in the securities markets could result in investors withdrawing from the markets or decreasing their rates of investment, either of which could reduce our net income, revenues and assets under management; (2) our investment portfolio is subject to several risks which may diminish the value of our invested assets and affect our sales, profitability and the investment returns credited to our customers; (3) competition from companies that may have greater financial resources, broader arrays of products, higher ratings and stronger financial performance may impair our ability to retain existing customers, attract new customers and maintain our profitability; (4) a downgrade in any of our ratings may increase policy surrenders and withdrawals, reduce new sales and terminate relationships with distributors, and impact existing liabilities, any of which could adversely affect our profitability and financial condition; (5) our efforts to reduce the impact of interest rate changes on our profitability and surplus may not be effective; (6) if we are unable to attract and retain sales representatives and develop new distribution sources, sales of our products and services may be reduced; (7) our international businesses face political, legal, operational and other risks that could reduce our profitability in those businesses; (8) our reserves established for future policy benefits and claims may prove inadequate, requiring us to increase liabilities; (9) our ability to pay stockholder dividends and meet our obligations may be constrained by the limitations on dividends Iowa insurance laws impose on Principal Life; (10) the pattern of amortizing our DPAC on our SFAS 97 products may change, impacting both the level of the asset and the timing of our operating earnings; (11) we may need to fund deficiencies in our Closed Block assets; (12) a pandemic, terrorist attack, or other catastrophic event could adversely affect our earnings; (13) our reinsurers could default on their obligations or increase their rates, which could adversely impact our earnings and profitability (14) we may encounter difficulty integrating WM Advisors, Inc. and may incur substantial costs in connection with the integration; (15) changes in laws, regulations or accounting standards may reduce our profitability; (16) litigation and regulatory investigations may affect our financial strength or reduce our profitability; (17) fluctuations in foreign currency exchange rates could reduce our profitability; and (18) applicable laws and our stockholder rights plan, certificate of incorporation and by-laws may discourage takeovers and business combinations that our stockholders might consider in their best interests.

Overview

We provide financial products and services through the following segments:

- U.S. Asset Management and Accumulation, which consists of our asset accumulation operations, which provide retirement savings and related investment products and services, and our asset management operations conducted through Principal Global Investors. We provide a comprehensive portfolio of asset accumulation products and services to businesses and individuals in the U.S., with a concentration on small and medium-sized businesses, which we define as businesses with fewer than 1,000 employees. We offer to businesses products and services for defined contribution pension plans, including 401(k) and 403(b) plans, defined benefit pension plans, non-qualified executive benefit plans, and employee stock ownership plan consulting services. We also offer annuities, mutual funds and bank products and services to the employees of our business customers and other individuals. Principal Global Investors offers an extensive range of equity, fixed income and real estate investments as well as specialized overlay and advisory services to institutional investors.
- International Asset Management and Accumulation, which consists of Principal International, offers retirement products and services, annuities, long-term mutual funds and life insurance through operations in Chile, Mexico, Hong Kong, Brazil, India, China, and Malaysia.
- Life and Health Insurance, which provides individual life insurance, group health insurance as well as specialty benefits in the U.S. Our individual life insurance products include universal and variable universal life insurance and traditional life insurance. Our health insurance products include group medical insurance and fee-for-service claims administration and wellness services. Our specialty benefit products include group dental and vision insurance, individual and group disability insurance, and group life insurance.
- Corporate and Other, which manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate and Other segment primarily reflect our financing activities (including interest expense), income on capital not allocated to other segments, inter-segment eliminations, income tax risks and certain income, expenses and other after-tax adjustments not allocated to the segments based on the nature of such items.

Our historical results contained a Mortgage Banking segment, which engaged in originating, purchasing, selling and servicing residential mortgage loans in the U.S. On July 1, 2004, we closed the sale of Principal Residential Mortgage, Inc. to CitiMortgage, Inc., described further in "Transactions Affecting Comparability of Results of Operations."

Economic Factors and Trends

Modest results in the equity markets along with an increase in net cash flow have led to increases in asset accumulation's account values and our asset management's assets under management.

In our International Asset Management and Accumulation segment, we continued to grow our existing business through organic growth in our existing subsidiaries and a combination of joint ventures and strategic acquisitions.

Over the past few years, we have shifted our marketing emphasis to universal and variable universal life insurance products from traditional life insurance products in our Life and Health segment. We are also in the early stages of a trend toward voluntary products sponsored by employers.

Profitability

Our profitability depends in large part upon our:

- amount of assets under management;
- spreads we earn on our policyholders' general account asset accumulation business that result from the difference between what we earn and what we credit;
- ability to generate fee revenues by providing administrative and investment management services;
- ability to price our life and health insurance products at a level that enables us to earn a margin over the cost of providing benefits and the related expenses;
- ability to manage our investment portfolio to maximize investment returns and minimize risks such as interest rate changes or defaults or impairments of invested assets;
- ability to effectively hedge fluctuations in foreign currency to U.S. dollar exchange rates; and
- ability to manage our operating expenses.

Critical Accounting Policies and Estimates

The increasing complexity of the business environment and applicable authoritative accounting guidance requires us to closely monitor our accounting policies. Our significant accounting policies are described in "Notes to Consolidated Financial Statements, Note 1 Nature of Operations and Significant Accounting Policies". We have identified five critical accounting policies that are complex and require significant judgment and estimates about matters that are inherently uncertain. A summary of our critical accounting policies is intended to enhance the reader's ability to assess our financial condition and results of operations and the potential volatility due to changes in estimates and changes in guidance. The identification, selection and disclosure of critical accounting estimates and policies have been discussed with the Audit Committee of the Board of Directors.

Valuation of Invested Assets

Fixed Maturities, Available-for-Sale. Fixed maturity securities include bonds, mortgage-backed securities and redeemable preferred stock. We classify our fixed maturity securities as either available-for-sale or trading and, accordingly, carry them at fair value in the statement of financial position. The fair values of our public fixed maturity securities are based on quoted market prices or estimates from independent pricing services. However, 23% of our invested asset portfolio is invested in fixed maturity securities that are private market assets, where there are no readily available market quotes to determine the fair market value. These assets are valued using a spread pricing matrix. Securities are grouped into pricing categories that vary by asset class, sector, rating, and average life. Each pricing category is assigned a risk spread based on studies of observable public market data or market clearing data from the investment professionals assigned to specific security classes. The expected cash flows of the security are then discounted back at the current Treasury curve plus the appropriate risk spread. Although the matrix valuation approach provides a fair valuation of each pricing category, the valuation of an individual security within each pricing category may actually be impacted by company specific factors. Certain market events that could impact the valuation of securities include issuer credit ratings, business climate, management changes, litigation, and government actions among others. An interest rate increase in the range of 20 to 100 basis points, while holding credit spreads constant, produces total values of $38.1 billion and $36.7 billion, as compared to the recorded amount of $38.5 billion related to our fixed maturity, available-for-sale assets held by the Principal Life general account as of December 31, 2006. This portfolio has a weighted average life of 7 years. An analysis of historical changes in the 7-year Treasury rate supports our belief that an interest rate change of 20 to 100 basis points is reasonably likely.

Investments classified as available-for-sale are subject to impairment reviews. When evaluating a fixed maturity security for impairment, we consider relevant facts and circumstances in evaluating whether the impairment is other than temporary. Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events; and (4) our ability and intent to hold the security for a period of time that allows for the recovery of value which, in some cases, may extend to maturity. When it is determined that the decline in value is other than temporary the carrying value of the security is reduced to its fair value, with a corresponding charge to net income. The corresponding charge is referred to as an other-than-temporary impairment and is reported as a net realized/unrealized capital loss in our consolidated statement of operations.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment is other than temporary. These risks and uncertainties include: (1) the risk that our assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer; (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; (3) the risk that our investment professionals are making decisions based on fraudulent or misstated information in the financial statements provided by issuers; and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security until it recovers in value. Any of these situations could result in a charge to net income in a future period. At December 31, 2006, we had $16,464.3 million in available-for-sale fixed maturity securities with gross unrealized losses totaling $308.5 million. Included in the gross unrealized losses are losses attributable to both movements in market interest rates as well as temporary credit issues. Net income would be reduced by approximately $308.5 million, on a pre-tax basis, if all the securities were deemed to be other than temporarily impaired.

Mortgage Loans. Mortgage loans consist primarily of commercial mortgage loans on real estate. At December 31, 2006, commercial mortgage loans aggregated to $10,090.3 million. Commercial mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, and net of valuation allowances. Commercial mortgage loans held for sale are carried at the lower of cost or fair value, less cost to sell, and reported as mortgage loans in the statements of financial position.

Commercial mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. When we determine that a loan is impaired, a valuation allowance is established for the difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. The change in valuation allowance is reported as a net realized/unrealized capital loss on our consolidated statements of operations.

The determination of the calculation and the adequacy of the mortgage loan allowance and mortgage impairments are subjective. Our periodic evaluation and assessment of the adequacy of the allowance for losses and the need for mortgage impairments is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions, loss experience and other relevant factors. The calculation for determining loan specific impairment amounts is also subjective, as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans. Our financial position is sensitive to changes in estimated cash flows from mortgages, the value of the collateral, and changes in the economic environment in general. The allowance for losses can be expected to increase when economic conditions worsen and decrease when economic conditions improve.

Deferred Policy Acquisition Costs

Commissions and other costs (underwriting, issuance and agency expenses) that vary with and are primarily related to the acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to operations as incurred.

DPAC of non-participating term life and individual disability insurance policies are amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities. Once these assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy.

DPAC for universal life-type insurance contracts, participating life insurance policies and investment contracts are amortized over the expected lifetime of the policies in relation to the emergence of estimated gross profits.

At issue and each valuation date, we develop an estimate of the expected future gross profits. These estimated gross profits contain assumptions relating to mortality, morbidity, investment yield and expenses. As actual experience emerges, the gross profits may vary from those expected either in magnitude or timing in which case a true-up to actual occurs as a charge or credit to current operations. In addition, we are required to revise our assumptions regarding future experience as soon as the current assumptions are no longer actuarially credible. Both actions, reflecting actual experience and changing future estimates, can change the amount of the asset and the pattern of future amortization.

For individual variable annuities and group annuities which have separate account equity investment options, we utilize a mean reversion method (reversion to the mean assumption), a common industry practice, to determine the future domestic equity market growth rate assumption used for the amortization of DPAC. This practice assumes that the expectation for long-term appreciation is not changed by minor short-term market fluctuations.

DPAC are subject to recoverability testing at the time of policy issue and loss recognition testing on an annual basis, or when an event occurs that may warrant loss recognition. If loss recognition is necessary, DPAC are written off to the extent that it is determined that future policy premiums and investment income or gross profits are not adequate to cover related losses and expenses.

The total DPAC asset balance as of December 31, 2006, was $2.4 billion. Based on historical experience, we believe a 1% change in the long-term investment performance rate assumption on separate accounts in our DPAC models is reasonably likely. Such a change would cause an estimated $9.2 million change in the DPAC asset as of December 31, 2006. Also, removing the mean reversion methodology from the DPAC asset calculation would increase the December 31, 2006 DPAC balance by $0.8 million.

Insurance Reserves

Reserves are liabilities representing estimates of the amounts that will come due, at some point in the future, to or on behalf of our policyholders. U.S. GAAP, allowing for some degree of managerial judgment, prescribes the methods of establishing reserves.

Future policy benefits and claims include reserves for traditional and group life insurance, accident and health insurance, and individual and group annuities that provide periodic income payments, which are computed using assumptions of mortality, morbidity, lapse, investment performance and expense. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility. For long duration insurance contracts, once these assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy. However, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves may also be established for short duration contracts to provide for expected future losses. Our reserve levels are reviewed throughout the year using internal analysis including, among other things, experience studies, claim development analysis and annual statutory asset adequacy analysis. To the extent experience indicates potential loss recognition, we recognize losses on certain lines of business. The ultimate accuracy of the assumptions on these long-tailed insurance products cannot be determined until the obligation of the entire block of business on which the assumptions were made is extinguished. Short-term variances of actual results from the assumptions used in the computation of the reserves are reflected in current period net income and can impact quarter-to-quarter net income.

Future policy benefits and claims also include reserves for incurred but unreported health, disability and life insurance claims. We recognize claims costs in the period the service was provided to our policyowners. However, claims costs incurred in a particular period are not known with certainty until after we receive, process and pay the claims. We determine the amount of this liability using actuarial methods based on historical claim payment patterns as well as emerging medical cost trends, where applicable, to determine our estimate of claim liabilities. We also look back to assess how our prior periods' estimates developed. To the extent appropriate, changes in such development are recorded as a change to current period claim expense. For the years ending 2006, 2005 and 2004, the amount of the claim reserve adjustment made in that period for prior period estimates was within a reasonable range given our normal claim fluctuations.

Benefit Plans

The reported expense and liability associated with pension and other postretirement benefit plans requires the use of assumptions. Numerous assumptions are made regarding the discount rate, expected long-term rate of return on plan assets, turnover, expected compensation increases, health care claim costs, health care cost trends, retirement rates, and mortality. The discount rate and the expected return on plan assets have the most significant impact on the level of cost.

The assumed discount rate is determined by projecting future benefit payments and discounting those cash flows using rates based on the Bloomberg AA Finance yield to maturity curves. For 2006 year-end, we set the discount rate at 6.15%. A 0.25% decrease in the discount rate would increase pension benefits Projected Benefit Obligation ("PBO") and the 2007 Net Periodic Pension Cost ("NPPC") by approximately $58.9 million and $8.7 million, respectively. A 0.25% decrease in the discount rate would increase other post-retirement benefits Accumulated Postretirement Benefit Obligation ("APBO") and the 2007 Net Periodic Benefit Cost ("NPBC") by approximately $8.5 million and $0.8 million, respectively. A 0.25% increase in the discount rate would result in decreases in benefit obligations and expenses at a level generally commensurate with that noted above.

The assumed long-term rate of return on plan assets is set at the long-term rate expected to be earned based on the long-term investment policy of the plans and the various classes of the invested funds. Historical and future expected returns of multiple asset classes were analyzed to develop a risk-free real rate of return and risk premiums for each asset class. The overall long-term rate for each asset class was developed by combining a long-term inflation component, the risk free real rate of return, and the associated risk premium. A weighted average rate was developed based on long-term returns for each asset class, the plan's target asset allocation policy, and the tax structure of the trusts. For the 2006 NPPC and 2006 NPBC, an 8.25% and 7.3% weighted average long-term rate of return was used, respectively. For the 2007 NPPC and 2007 NPBC, an 8.25% and 7.3% weighted average long-term rate of return assumption will be used, respectively. A 0.25% decrease in the long-term rate of return would increase 2007 NPPC by approximately $3.5 million and the 2007 NPBC by approximately $1.2 million. A 0.25% increase in this rate would result in a decrease to expense at the same levels. The expected return on plan assets is based on the fair market value of plan assets as of September 30, 2006.

The compensation increase assumption is generally set at a rate consistent with current and expected long-term compensation and salary policy, including inflation.

Actuarial gains and losses are amortized using a straight-line amortization method over the average remaining service period of employees, which is approximately 9 years for pension costs and approximately 13 years for other postretirement benefit costs.

Prior service costs are amortized on a weighted average basis over approximately 8 years for both pension and other postretirement benefit costs.

Income Taxes

We provide for income taxes based on our estimate of the liability for taxes due. Our tax accounting represents management's best estimate of various events and transactions, such as completion of tax audits, which could have an impact on our estimates and effective tax rate in a particular quarter or annual period.

Inherent in the provision for income taxes are estimates regarding the deductibility of certain items, the timing of income and expense recognition and the realization of certain tax credits. In the event our estimates of the ultimate deductibility of certain items, the timing of the recognition of income and expense or the realization of certain tax credits differ from prior estimates due to the receipt of new information, we may be required to significantly change the provision for income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated financial statements in the year these estimates change.

In addition, the amount of income taxes paid is subject to audits in various jurisdictions. Tax benefits are recognized for book purposes when the probable threshold is met with regard to the validity of the tax position. Once this threshold is met, for each tax reporting issue, we provide for our best estimate of the payments to be made to or received from the Internal Revenue Service and other taxing authorities for audits ongoing or not yet commenced. We believe that we have adequate defenses against, or sufficient provisions for, the contested issues, but final resolution of contested issues could take several years while legal remedies are pursued. Consequently, we do not anticipate the ultimate resolution of audits ongoing or not yet commenced to have a material impact on our net income.

Transactions Affecting Comparability of Results of Operations

Acquisitions

We acquired the following businesses, among others, during the past three years:

WM Advisors, Inc. On July 25, 2006, we announced a definitive agreement to acquire WM Advisors, Inc. ("WM Advisors") and its subsidiaries from Washington Mutual, Inc. WM Advisors, with approximately $28.0 billion in assets under management, provides investment advisory services to mutual funds, variable trust funds and asset allocation portfolios to approximately 800,000 shareholder accounts nationwide. We closed the transaction on December 31, 2006, for a total cost of $741.1 million in cash, subject to closing adjustments.. The operations of WM Advisors, Inc. are reported and consolidated in our U.S. Asset Management and Accumulation segment.

Principal Global Services Private Limited In December 2005, we formed Principal Global Services Private Limited ("PGS"), which began operations in Pune, India, as of August 2006. PGS employees perform services for our U.S. operations including claims data entry, 401(k) processing, IT coding/application development, and IT quality assurance. PGS start up costs are reported in our Corporate and Other segment through 2006. Beginning in 2007, expenses will be allocated to segments for which services are performed.

Principal Commercial Funding II. On October 24, 2005, Principal Real Estate Investors and U.S. Bank National Association announced that they agreed to create Principal Commercial Funding II, a jointly-owned business that will compete in the commercial mortgage-backed securities ("CMBS") market. Principal Real Estate Investors is the real estate investment arm of Principal Global Investors. U.S. Bank National Association is the principal banking subsidiary of U.S. Bancorp. The new company is the CMBS platform for both Principal Real Estate Investors and U.S. Bank National Association and focuses on securitizing commercial mortgages originated by both Principal Real Estate Investors and U.S. Bank National Association on its behalf. Principal Commercial Funding II began operations immediately, and began contributing collateral to securitizations during the first quarter of 2006. The operations of Principal Commercial Funding II are reported in our U.S. Asset Management and Accumulation segment using the equity method of accounting.

CCB-Principal Asset Management Company, Ltd. On August 7, 2005, we announced that we entered into a joint venture agreement with China Construction Bank ("CCB") to market mutual funds in the People's Republic of China. We closed the transaction on September 19, 2005 with a 25% ownership in CCB-Principal Asset Management Company, Ltd. The operations of CCB-Principal Asset Management Company, Ltd. are reported in our International Asset Management and Accumulation segment using the equity method of accounting.

PNB Principal Insurance Advisory Company Pvt. Ltd. On February 21, 2005, Principal Financial Group (Mauritius) Ltd. ("PFGM") acquired a 26% stake and management control of PNB Principal Insurance Advisory Company Pvt. Ltd. ("PPIAC"), an insurance brokerage company in India. The operations of PPIAC are reported and consolidated in our International Asset Management and Accumulation segment.

ABN AMRO Trust Services Company. On December 17, 2004, we entered into a strategic agreement to acquire ABN AMRO Trust Services Company ("Principal Services Trust Company"), the Chicago-based pension and retirement business of ABN AMRO. As of December 31, 2004, Principal Services Trust Company provided full-service defined contribution recordkeeping and investment services in the U.S., administering approximately 280 401(k) plans with more than 120,000 participants, representing $4.0 billion in full-service account values. The transaction closed on December 31, 2004 and the business was fully integrated into full-service accumulation in early 2006.

Columbus Circle Investors. On October 14, 2004, we agreed to purchase a 70% interest in Columbus Circle Investors ("Columbus Circle"). The acquisition of Columbus Circle increased our assets under management by $3.9 billion. Columbus Circle has specialized expertise in the management of growth equities. We closed the transaction on January 3, 2005. The operations of Columbus Circle are reported in our U.S. Asset Management and Accumulation segment.

Principal Fund Management (Hong Kong) Limited. On January 31, 2004, our wholly owned subsidiary, Principal Asset Management Company (Asia) Limited, purchased a 100% ownership of Dao Heng Fund Management in Hong Kong from Guoco Group Limited ("Guoco"). Effective September 17, 2004, we changed the name of this subsidiary to Principal Fund Management (Hong Kong) Limited. This acquisition increases our presence in the Hong Kong defined contribution pension market and increases the potential of our long-term mutual fund operations. We report these operations in our International Asset Management and Accumulation segment.

Dispositions

We entered into disposition agreements or disposed of the following businesses, among others, during the past three years:

Principal Dental Services, Inc. Effective July 1, 2006, we sold five dental offices which were substantially all of the assets of Dental Net Group, one component of Principal Dental Services, Inc. The realized gain was reported in our Life and Health segment.

ING/Principal Pensions Company Ltd. On May 26, 2005, we announced jointly with our partner, ING, the intent to liquidate the ING/Principal Pensions Company, Ltd. operation in Japan. On December 20, 2005, the liquidation process was completed with a formal liquidation filing to the Japanese corporate registry. The results of ING/Principal Pensions Company Ltd. were reported in our International Asset Management and Accumulation segment.

Real Estate Investments. In 2005 and 2006, we sold certain real estate properties previously held for investment purposes. These properties qualify for discontinued operations treatment; therefore, the income from discontinued operations has been removed from our results of continuing operations for all periods presented. The gains on disposal are reported as other after-tax adjustments in our Corporate and Other segment. All assets, including cash, and liabilities of the discontinued operations have been reclassified to separate discontinued asset and liability line items on the consolidated statements of financial position. We have separately disclosed the operating, investing and financing portions of the cash flows attributable to our discontinued operations in our consolidated statements of cash flows.

The properties were sold to take advantage of positive real estate market conditions in specific geographic locations and to further diversify our real estate portfolio.

Selected financial information for the discontinued operations related to our real estate investments is as follows:

	December 31,	
	2006	2005
	(in millions)	
Assets		
Real estate	$ —	$ 99.3
All other assets	—	3.9
Total assets	$ —	$103.2
Liabilities		
All other liabilities	$ —	$ 4.5
Total liabilities	$ —	$ 4.5

	For the year ended December 31,		
	2006	2005	2004
	(in millions)		
Total revenues	**$(0.5)**	$ 2.8	$2.5
Income from discontinued operations:			
Income (loss) before income taxes	**$(0.5)**	$ 2.8	$2.5
Income taxes (benefits)	**(0.2)**	1.0	0.9
Gain on disposal of discontinued operations	**47.5**	34.3	—
Income taxes on disposal	**16.6**	12.0	—
Net income	**$30.6**	$24.1	$1.6

Principal International Argentina S.A. On July 2, 2004, we closed the sale of Principal International Argentina S.A. ("PI Argentina"), our subsidiary in Argentina, and its wholly owned subsidiaries, Principal Life Compañía de Seguros, S.A. and Principal Retiro Compañía de Seguros de Retiro, S.A. Our total after-tax proceeds from the sale were approximately U.S. $29.2 million.

The decision to sell PI Argentina was made with a view toward focusing our resources, executing in core strategic priorities and markets and meeting stockholders expectations. Changing market dynamics since the 2001 economic crisis in Argentina led us to conclude that the interests of our stockholders would best be served by our exit of this market.

PI Argentina qualified for discontinued operations treatment, therefore, the income from discontinued operations has been removed from our results of continuing operations and segment operating earnings for all periods presented in our International Asset Management and Accumulation segment. We have separately disclosed the operating, investing and financing portions of the cash flows attributable to our discontinued operations in our consolidated statements of cash flows.

Selected financial information for the discontinued operations of PI Argentina is as follows:

	For the year ended December 31,		
	2006	2005	2004
	(in millions)		
Total revenues	$ —	$ —	$ 5.8
Income from discontinued operations:			
Income before income taxes(1)	$ —	$ —	$ 0.3
Income taxes(1)	—	—	0.1
Loss on disposal of discontinued operations	—	—	(15.9)
Income tax benefits on disposal	—	—	(25.7)
Net income	$ —	$ —	$ 10.0

(1) The 2004 summary results of operations information is for the six months ended prior to the July 2, 2004, sale of PI Argentina and, accordingly, there is no statement of operations data to present subsequent to the date of the sale.

Principal Residential Mortgage, Inc. On July 1, 2004, we closed the sale of Principal Residential Mortgage, Inc. to CitiMortgage, Inc. Our total after-tax proceeds from the sale were approximately $620.0 million. Our Mortgage Banking segment, which includes Principal Residential Mortgage, Inc., is accounted for as a discontinued operation, and therefore, the income from discontinued operations (excluding corporate overhead) has been removed from our results of continuing operations and segment operating earnings for all periods presented. We have separately disclosed the operating, investing and financing portions of the cash flows attributable to our discontinued operations in our consolidated statements of cash flows. Corporate overhead allocated to our Mortgage Banking segment does not qualify for discontinued operations treatment and is included in our results of continuing operations and segment operating earnings for all periods prior to July 1, 2004.

The decision to sell Principal Residential Mortgage, Inc. was made with a view toward intensifying our strategic focus on our core retirement and risk protection business as well as achieving our longer-term financial objectives. In addition, the sale was also viewed as a positive move for our stockholders as it allows us to move forward from an improved capital position, with better financial flexibility and greater stability of earnings.

Selected financial information for the discontinued operations of our Mortgage Banking segment is as follows:

	For the year ended December 31,		
	2006	2005	2004
	(in millions)		
Total revenues	$—	$ —	$446.1
Loss from continuing operations, net of related income taxes (represents corporate overhead)	$—	$ —	$(10.3)
Income (loss) from discontinued operations			
Income before income taxes	—	—	48.3
Income taxes	—	—	18.3
Gain (loss) on disposal of discontinued operations	—	(1.7)	134.7
Income taxes relating to the disposal of discontinued operations	—	3.3	42.4
Income (loss) from discontinued operations, net of related income taxes	—	(5.0)	122.3
Net income (loss)	$—	$(5.0)	$112.0

(1) The 2004 summary results of operations information is for the six months ended prior to the July 1, 2004, sale of Principal Residential Mortgage, Inc. and, accordingly, there is no statement of operations data to present subsequent to the date of the sale.

Our U.S. Asset Management and Accumulation segment held residential mortgage banking escrow deposits (reported as other liabilities) as of December 31, 2003. The purchaser (or acquirer) closed out the banking escrow deposit accounts as a result of the sale. U.S. Asset Management and Accumulation total revenues from this arrangement reclassified to discontinued operations for the year ended December 31, 2004 was $(5.6) million. Loss from discontinued operations net of related income taxes, for the year ended December 31, 2004, was $3.5 million.

BT Financial Group. On October 31, 2002, we sold substantially all of BT Financial Group to Westpac. Our total after-tax proceeds from the sale were approximately U.S. $900.0 million. This amount includes cash proceeds from Westpac, tax benefits and a gain from unwinding the hedged asset associated with our investment in BT Financial Group.

The decision to sell BT Financial Group was made with a view toward focusing our resources, executing on core strategic priorities and meeting stockholder expectations. Changing market dynamics since our acquisition of BT Financial Group, including industry consolidation, led us to conclude that the interests of BT Financial Group clients and staff would be best served under Westpac's ownership.

Changes to the loss on discontinued operations due to the close of a tax audit resulted in an increase to net income of $8.4 million in 2005. We have separately disclosed the operating, investing and financing portions of the cash flows attributable to our discontinued operations in our consolidated statements of cash flows.

Other

Principal Reinsurance Company of Vermont. In November 2006, Principal Life established a wholly owned reinsurance subsidiary, Principal Reinsurance Company of Vermont ("PVT"), which reinsures a portion of our universal life "secondary" or "no-lapse" guarantee provisions through an intercompany reinsurance agreement with Principal Life. The transaction, which was accompanied with a third party letter of credit issued to PVT and guaranteed by Principal Financial Group, Inc. ("PFG"), reduced our statutory capital requirements and allowed us to redeploy capital for other general corporate purposes.

Senior Note Issuance. On October 16 and December 5, 2006, we issued $500.0 million and $100.0 million, respectively, of senior notes from our shelf registration, which was filed with the United States Securities and Exchange Commission ("SEC") in December 2003. The notes will bear interest at a rate of 6.05% per year. Interest on the notes is payable semi-annually on April 15 and October 15, beginning on April 15, 2007. The notes will mature on October 15, 2036. A portion of the proceeds was used to fund the acquisition of WM Advisors, Inc., with the remaining proceeds being used for general corporate purposes.

SBB Mutual Berhad and SBB Asset Management Sdn Bhd. On October 30, 2006, our joint venture company in Malaysia, CIMB-Principal, announced its intention to purchase the mutual fund and asset management companies of the former Southern Bank Bhd ("SBB"), SBB Mutual Berhad and SBB Asset Management Sdn Bhd. On February 5, 2007, we invested an additional RM$192.4 million Malaysian ringgits ("RM$") (approximately U.S. $55.1 million) to retain our 40% ownership interest in the larger CIMB-Principal.

Fluctuations in Foreign Currency to U.S. Dollar Exchange Rates

Fluctuations in foreign currency to U.S. dollar exchange rates for countries in which we have operations can affect reported financial results. In years when foreign currencies weaken against the U.S. dollar, translating foreign currencies into U.S. dollars results in fewer U.S. dollars to be reported. When foreign currencies strengthen, translating foreign currencies into U.S. dollars results in more U.S. dollars to be reported.

Foreign currency exchange rate fluctuations create variances in our financial statement line items but have not had a material impact on our consolidated income from continuing operations. Our consolidated income from continuing operations was positively impacted $5.4 million, $7.1 million and $1.7 million for the years ended December 31, 2006, 2005, and 2004 respectively as a result of fluctuations in foreign currency to U.S. dollar exchange rates. For a discussion of our approaches to foreign currency exchange rate risk, see "Quantitative and Qualitative Disclosures about Market Risk."

Stock-Based Compensation Plans

As of December 31, 2006, we have the 2005 Stock Incentive Plan, the Employee Stock Purchase Plan, the 2005 Directors Stock Plan, the Stock Incentive Plan, the Directors Stock Plan and the Long-Term Performance Plan ("Stock-Based Compensation Plans"). As of May 17, 2005, no new grants will be made under the Stock Incentive Plan, the Directors Stock Plan or the Long-Term Performance Plan. Under the terms of the 2005 Stock Incentive Plan, grants may be nonqualified stock options, incentive stock options qualifying under Section 422 of the Internal Revenue Code, restricted stock, restricted stock units, stock appreciation rights, performance shares, performance units, or other stock based awards. The 2005 Directors Stock Plan provides for the grant of nonqualified stock options, restricted stock, restricted stock units, or other stock-based awards to our nonemployee directors. To date, we have not granted any incentive stock options, restricted stock or performance units.

The compensation cost that was charged against income for the Stock-Based Compensation Plans was $65.5 million, $52.2 million and $47.5 million, and the related income tax benefit recognized in the income statement was $21.3 million, $16.9 million and $15.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. For awards with graded vesting, we use an accelerated expense attribution method. The total compensation cost capitalized as part of the cost of an asset was $3.4 million, $1.6 million and $2.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Beginning in 2006, we granted performance share awards to certain employees under the 2005 Stock Incentive Plan. The performance share awards are treated as an equity award and are paid in shares. Whether the performance shares are earned depends upon the participant's continued employment through the performance period (except in the case of an approved retirement) and our performance against three-year goals set at the beginning of the performance period. A return on equity objective and an earnings per share objective must be achieved for any of the performance shares to be earned. If the performance requirements are not met, the performance shares will be forfeited and no compensation cost is recognized and any previously recognized compensation cost is reversed. There is no maximum contractual term on these awards.

The total compensation cost related to nonvested awards not yet recognized is $40.5 million. This compensation cost is expected to be recognized over a weighted average period of approximately 1.8 years.

Pension and 401(k) Benefit Expense

Effective January 1, 2006, we made changes to our retirement program, including the Principal Select Savings Plan ("401(k)") and the Principal Pension Plan ("Pension Plan") and the corresponding nonqualified plans. The qualified and nonqualified Pension Plans' changes include a reduction to the traditional and cash balance formulas, a change in the early retirement factors, and the removal of the cost of living adjustments for traditional benefits earned after January 1, 2006. The qualified and nonqualified 401(k) Plans' company match increased from 50% of a 6% deferral to 75% of an 8% deferral. The Pension Plan changes reduced the Pension Plan expense in 2006, while the 401(k) changes increased the 401(k) expense.

The 2006 annual pension benefit expense for substantially all of our employees and certain agents was $34.6 million pre-tax, which was a $14.0 million decrease from the 2005 pre-tax pension expense of $48.6 million. This decrease is due to the reduction in the Pension Plan formulas and asset performance in excess of our 8.5% long-term assumption. Partially offsetting this was an increase attributable to the use of a lower discount rate and lower long-term asset return assumption. The discount rate used to develop the 2006 expense was lowered to 5.75%, down from the 6.0% discount rate used to develop the 2005 expense. The long-term asset assumption was also lowered to 8.25%, down from the 8.50% assumption used to develop the 2005 expense. The 2006 decrease in pension expense was offset by an approximately $19.7 million increase in the qualified and nonqualified 401(k) Plans' company matching expense resulting from the January 1, 2006 changes.

The 2007 annual pension benefit expense for substantially all of our employees and certain agents is expected to be $24.0 million pre-tax, which is a $10.6 million decrease from the 2006 pre-tax pension expense of $34.6 million. This decrease is due to the increase in discount rate and asset performance in excess of our 8.25% assumption. The discount rate used to develop the 2007 expense was raised to 6.15%, up from the 5.75% discount rate used to develop the 2006 expense. The long-term asset assumption remained at 8.25%.

Recent Accounting Changes

For recent accounting changes, see "Notes to Consolidated Financial Statements, Note 1 Nature of Operations and Significant Accounting Policies."

Results of Operations

The following table presents summary consolidated financial information for the years indicated:

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Revenues:			
Premiums and other considerations	**$4,305.3**	$3,975.0	$3,710.0
Fees and other revenues	**1,902.5**	1,717.8	1,491.7
Net investment income	**3,618.0**	3,360.1	3,224.0
Net realized/unrealized capital gains (losses)	**44.7**	(11.2)	(104.8)
Total revenues	**9,870.5**	9,041.7	8,320.9
Expenses:			
Benefits, claims and settlement expenses	**5,692.4**	5,282.9	4,959.5
Dividends to policyholders	**290.7**	293.0	296.7
Operating expenses	**2,558.7**	2,342.1	2,185.6
Total expenses	**8,541.8**	7,918.0	7,441.8
Income from continuing operations before income taxes	**1,328.7**	1,123.7	879.1
Income taxes	**295.0**	232.2	178.2
Income from continuing operations, net of related income taxes	**1,033.7**	891.5	700.9
Income from discontinued operations, net of related income taxes	**30.6**	27.5	130.4
Income before cumulative effect of accounting changes	**1,064.3**	919.0	831.3
Cumulative effect of accounting change, net of related income taxes	**—**	—	(5.7)
Net income	**1,064.3**	919.0	825.6
Preferred stock dividends	**33.0**	17.7	—
Net income available to common stockholders	**$1,031.3**	$ 901.3	$ 825.6

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Premiums and other considerations increased $330.3 million, or 8%, to $4,305.3 million for the year ended December 31, 2006, from $3,975.0 million for the year ended December 31, 2005. The increase reflected a $331.6 million increase from the Life and Health segment primarily due to strong sales and stable retention in our specialty benefits business and growth in our health insurance business.

Fees and other revenues increased $184.7 million, or 11%, to $1,902.5 million for the year ended December 31, 2006, from $1,717.8 million for the year ended December 31, 2005. U.S. Asset Management and Accumulation fees and other revenues increased $192.1 million primarily related to an increase in account values stemming from continued strong net cash flow and strong performance in the equity markets resulting in an increase in asset management fees.

Net investment income increased $257.9 million, or 8%, to $3,618.0 million for the year ended December 31, 2006, from $3,360.1 million for the year ended December 31, 2005. The increase was related to a $2,331.9 million, or 4%, increase in average invested assets and cash and to an increase in annualized investment yields. The yield on average invested assets and cash was 6.0% for the year ended December 31, 2006, compared to 5.8% for the year ended December 31, 2005.

Net realized/unrealized capital gains increased $55.9 million to $44.7 million of net realized/unrealized capital gains for the year ended December 31, 2006, from $11.2 million of net realized/unrealized capital losses for the year ended December 31, 2005. The increase in net realized gains was due to the gain on the sale of stock of an equity method investment ($44.3 million), fewer losses on the mark to market adjustment related to derivatives activities ($15.2 million), the non-recurrence of an impairment of an equity partnership interest ($14.4 million), the recovery of previously impaired securities as the result of a litigation claim received in 2006 ($12.9 million), more gains from the mark to market and sales of activities of equity securities ($12.5 million), fewer losses on credit triggered bond sales ($7.3 million), a software impairment in 2005 with no corresponding activity in 2006 ($5.9 million), and more gains as the result of the mark to market of certain seed money investments ($4.4 million). Offsetting these increases were more other than temporary declines in the value of fixed maturity securities resulting from the determination that we no longer had the ability and intent to hold these securities until recovery due to our need to finance the acquisition of WM Advisors ($12.4 million) and a large recovery of previously impaired securities as the result of a litigation settlement that occurred in 2005 ($52.1 million).

The following table highlights the contributors to net realized/unrealized capital gains and losses for the year ended December 31, 2006.

	For the year ended December 31, 2006			
	Impairments and credit losses	Other gains (losses)	Hedging adjustments	Net realized/ unrealized capital gains (losses)
	(in millions)			
Fixed maturity securities(1)	$(32.1)	$10.0	$(14.6)	$(36.7)
Fixed maturity securities, trading	—	1.0	—	1.0
Equity securities(2)	1.0	22.4	—	23.4
Mortgage loans on real estate(3)	2.4	—	—	2.4
Derivatives	—	—	(4.7)	(4.7)
Other(4)	—	64.3	(5.0)	59.3
Total	$(28.7)	$97.7	$(24.3)	$ 44.7

(1) Impairments include $14.6 million of credit impairment write-downs and $16.5 million in realized credit recoveries on the sale of previously impaired assets. As the result of the need to fund the acquisition of WM Advisors, impairments also include $12.4 million of write-downs that resulted from our determination that we no longer had the ability and intent to hold certain fixed maturity securities until they recovered in value. This loss is net of the recovery realized on the subsequent sale of the securities. Credit losses include $0.6 million in realized gains and $22.2 million in realized losses related to credit triggered sales. Other gains (losses) include $5.9 million in net gains as the result of prepayment activity, gross realized gains of $12.1 million and gross realized losses of $8.0 million. Included in the gross realized losses of $8.0 million is $6.3 million that resulted from the sale of certain hybrid securities that had a regulatory classification change that resulted in increased capital requirements.

(2) Impairments include $1.0 million in realized recoveries on sale of previously impaired assets. Other gains (losses) include $21.8 million in mark to market of net realized/unrealized gains on trading equity securities, gross realized gains of $1.4 million and gross realized losses of $0.8 million.

(3) Impairments include $2.5 million in realized losses due to the sale of commercial mortgage loans, $3.6 million in realized recoveries on the sale of previously impaired commercial mortgage loans, a $2.1 million decrease in the commercial mortgage valuation allowance, and a $0.7 million increase in the residential mortgage valuation allowance held by our international operations.

(4) Other gains (losses) include a $44.3 million realized gain on the sale of stock of an equity method investment and $16.2 million in mark to market of net realized/unrealized gains on certain seed money investments.

Benefits, claims and settlement expenses increased $409.5 million, or 8%, to $5,692.4 million for the year ended December 31, 2006, from $5,282.9 million for the year ended December 31, 2005. The increase was primarily due to a $290.1 million increase from the Life and Health Insurance segment, primarily due to growth in the our specialty benefits and health insurance businesses. The increase also reflected a $130.9 million increase from the U.S. Asset Management and Accumulation segment, primarily due to an increase in cost of interest credited, higher benefit payments, and an increase in reserves stemming from an increase in sales related to our payout annuities with life contingencies.

Dividends to policyholders decreased $2.3 million, or 1%, to $290.7 million for the year ended December 31, 2006, from $293.0 million for the year ended December 31, 2005. The decrease was due to a $4.1 million decrease from the U.S. Asset Management and Accumulation segment related to our participating pension full-service accumulation products. The lower dividends were primarily due to lower dividend payouts stemming from a lower interest rate environment and a dividend reserve methodology change implemented in the second quarter of 2006. Partially offsetting the decrease was a $1.8 million increase in dividends to policyholders from the Life and Health Insurance segment related to the dividend scale changes effective in February 2006.

Operating expenses increased $216.6 million, or 9%, to $2,558.7 million for the year ended December 31, 2006, from $2,342.1 million for the year ended December 31, 2005. The increase reflected a $124.7 million increase from the U.S. Asset Management and Accumulation segment, primarily due to increases in staff related costs, management fees paid and DPAC amortization. The increase was also primarily due to a $39.7 million increase from the Life and Health Insurance segment primarily resulting from growth in our specialty benefits and insured medical businesses partially offset by lower DPAC amortization from the individual universal and variable universal life business. In addition, the increase reflected a $36.3 million increase from the Corporate and Other segment, primarily due to a contribution to the

Principal Financial Group Foundation, Inc., an increase in interest expense related to issuance of corporate debt, and increased interest expense on federal income tax activities.

Income taxes increased $62.8 million, or 27%, to $295.0 million for the year ended December 31, 2006, from $232.2 million for the year ended December 31, 2005. The effective income tax rate was 22% for the year ended December 31, 2006, and 21% for the year ended December 31, 2005. The effective income tax rate for the year ended December 31, 2006 was lower than the corporate income tax rate of 35% primarily due to income tax deductions allowed for corporate dividends received, interest exclusion from taxable income, and tax refinements in Mexico and Chile. The effective income tax rate for the year ended December 31, 2005 was lower than the corporate income tax rate of 35% primarily due to income tax deductions allowed for corporate dividends received, tax credits on our investment in a synthetic fuel production facility, and interest exclusion from taxable income.

As a result of the foregoing factors and the inclusion of income from discontinued operations, net of related income taxes, net income increased $145.3 million, or 16% to $1,064.3 million for the year ended December 31, 2006, from $919.0 million for the year ended December 31, 2005. In 2006, the income from discontinued operations was related to our sale of certain real estate properties previously held for investment purposes. In 2005, the income from discontinued operations was related to gains on the sales and operating revenues of real estate properties that qualify for discontinued operations treatment and changes to the estimated loss on the disposal of BT Financial Group partially offset by the negative impact of a change in the estimated gain from the discontinued operations for Principal Residential Mortgage, Inc.

Preferred stock dividends increased $15.3 million, or 86%, to $33.0 million for the year ended December 31, 2006, from $17.7 million for the year ended December 31, 2005. The preferred stock dividends increase was a result of issuing preferred stock in June 2005.

Net income available to common stockholders increased $130.0 million, or 14%, to $1,031.3 million for the year ended December 31, 2006, from $901.3 million for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Premiums and other considerations increased $265.0 million, or 7%, to $3,975.0 million for the year ended December 31, 2005, from $3,710.0 million for the year ended December 31, 2004. The increase was primarily due to a $170.5 million increase from the Life and Health Insurance segment, primarily related to strong sales and stable persistency in our specialty benefits business and higher premium per member in our health insurance business partially offset by a decline in premiums resulting from the continuation of a shift in marketing emphasis from individual traditional life insurance products to individual universal and variable universal life insurance products. The increase also reflected an $85.1 million increase from the U.S. Asset Management and Accumulation segment, primarily a result of an increase in premiums from single premium group annuities with life contingencies, which are typically used to fund defined benefit pension plan terminations. The premium income we receive from these contracts fluctuates due to the variability in the number and size of pension plan terminations in the market, the interest rate environment and our ability to attract new sales.

Fees and other revenues increased $226.1 million, or 15%, to $1,717.8 million for the year ended December 31, 2005, from $1,491.7 million for the year ended December 31, 2004. The increase was primarily due to a $194.1 million increase from the U.S. Asset Management and Accumulation segment primarily related to an increase in account values and assets under management, modest performance in the equity markets and our acquisitions of Principal Services Trust Company and Columbus Circle.

Net investment income increased $136.1 million, or 4%, to $3,360.1 million for the year ended December 31, 2005, from $3,224.0 million for the year ended December 31, 2004. The increase was primarily related to a $2,343.2 million, or 4%, increase in average invested assets and cash. The yield on average invested assets and cash was 5.8% for the years ended December 31, 2005 and 2004.

Net realized/unrealized capital losses decreased $93.6 million, or 89%, to $11.2 million for the year ended December 31, 2005, from $104.8 million for the year ended December 31, 2004. The decrease is due to fewer other than temporary impairments of fixed maturity securities ($90.2 million) including a $52.1 million recovery of previously impaired securities received as the result of a litigation settlement, fewer losses related to the mark to market of derivative activities ($56.8 million), and gains versus losses on mortgage loans and real estate ($24.5 million) offset in part by fewer mark to market gains on certain seed money investments ($30.4 million), fewer gains on the sales of other fixed maturity securities ($13.9 million), more credit losses related to the sales of fixed maturity securities ($23.3 million), and the impairment of an equity partnership interest ($14.4 million).

The following table highlights the contributors to net realized/unrealized capital gains and losses for the year ended December 31, 2005.

	For the year ended December 31, 2005			
	Impairments and credit losses	Other gains (losses)	Hedging adjustments	Net realized/ unrealized capital gains (losses)
		(in millions)		
Fixed maturity securities(1)	$ 16.6	$10.6	$(45.8)	$(18.6)
Fixed maturity securities, trading	—	(2.4)	—	(2.4)
Equity securities(2)	(3.0)	9.9	—	6.9
Mortgage loans on real estate(3)	1.3	—	—	1.3
Derivatives	—	—	17.2	17.2
Other(4)	(14.4)	9.8	(11.0)	(15.6)
Total	$ 0.5	$27.9	$(39.6)	$(11.2)

(1) Impairments include $28.6 million of credit impairment write-downs and $74.0 million in realized credit recoveries on the sale of previously impaired assets. Credit losses include $2.0 million in realized gains and $30.8 million in realized losses related to credit triggered sales. Other gains (losses) include $16.2 million in net gains as the result of prepayment activity, gross realized gains of $21.5 million and gross realized losses of $27.1 million. Included in the $27.1 million of losses is an $11.0 million loss related to a large investment that was called from us in September.

(2) Impairments include $3.0 million of credit impairment write-downs. Other gains (losses) include $9.3 million in mark to market of net realized/unrealized gains on trading equity securities, gross realized gains of $3.1 million and gross realized losses of $2.5 million.

(3) Impairments include $6.3 million in realized losses due to the sale of commercial mortgage loans and a $7.6 million decrease in the commercial mortgage valuation allowance.

(4) Impairments include $14.4 million in realized losses related to an equity partnership interest. Other gains (losses) include $11.8 million in mark to market of net realized/unrealized gains on certain seed money investments.

Benefits, claims and settlement expenses increased $323.4 million, or 7%, to $5,282.9 million for the year ended December 31, 2005, from $4,959.5 million for the year ended December 31, 2004. The increase was primarily due to a $165.6 million increase from the U.S. Asset Management and Accumulation segment, primarily reflecting the increase in reserves resulting from an increase in sales of single premium group annuities with life contingencies and an increase in interest credited on our investment only block of business stemming from an increase in account values. The increase also reflected a $105.5 million increase from the Life and Health Insurance segment, primarily due to increased claim costs per medical member, an increase in medical members, and growth in the specialty benefits business.

Dividends to policyholders decreased $3.7 million, or 1%, to $293.0 million for the year ended December 31, 2005, from $296.7 million for the year ended December 31, 2004. The decrease was primarily due to a $3.3 million decrease from the Life and Health Insurance segment, resulting from a declining interest rate environment.

Operating expenses increased $156.5 million, or 7%, to $2,342.1 million for the year ended December 31, 2005, from $2,185.6 million for the year ended December 31, 2004. The increase reflected a $160.4 million increase from the U.S. Asset Management and Accumulation segment, primarily due to growth in our asset management business, an increase in compensation costs and due to our acquisitions of Principal Services Trust Company and Columbus Circle.

Income taxes increased $54.0 million, or 30%, to $232.2 million for the year ended December 31, 2005, from $178.2 million for the year ended December 31, 2004. The effective income tax rate was 21% for the year ended December 31, 2005, and 20% for the year ended December 31, 2004. The effective income tax rates for the year ended December 31, 2005 and 2004, were lower than the corporate income tax rate of 35% primarily due to income tax deductions allowed for corporate dividends received, tax credits on our investment in a synthetic fuel production facility, and interest exclusion from taxable income.

As a result of the foregoing factors and the inclusion of income from discontinued operations and the cumulative effect of accounting change, net of related income taxes, net income increased $93.4 million, or 11%, to $919.0 million for the year ended December 31, 2005, from $825.6 million for the year ended December 31, 2004. The income from discontinued operations for the year ended December 31, 2005, was related to gains on the sales and operating revenues of real estate properties that qualify for discontinued operations treatment and changes to the estimated loss on the disposal of BT Financial Group partially offset by the negative impact of a change in the estimated gain from the discontinued operations for Principal Residential Mortgage, Inc. The income from discontinued operations for the year ended December 31, 2004, was related to our sale of Principal Residential Mortgage, Inc., the sale of our Argentine companies, and operating revenues of real estate properties that qualify for discontinued operations treatment. The cumulative effect of accounting change was related to our implementation of Statement of Position 03-1 *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long Duration Contracts and for Separate Accounts* in 2004.

Preferred stock dividends were $17.7 million for the year ended December 31, 2005, with no corresponding activity for the year ended December 31, 2004.

Net income available to common stockholders increased $75.7 million, or 9%, to $901.3 million for the year ended December 31, 2005, from $825.6 million for the year ended December 31, 2004.

Results of Operations by Segment

We use segment operating earnings, which exclude the effect of net realized/unrealized capital gains and losses, as adjusted, and other after-tax adjustments, for goal setting, determining employee compensation, and evaluating performance on a basis comparable to that used by securities analysts. Segment operating earnings are determined by adjusting U.S. GAAP net income available to common stockholders for net realized/unrealized capital gains and losses, as adjusted, and other after-tax adjustments we believe are not indicative of overall operating trends. Note that after-tax adjustments have occurred in the past and could recur in future reporting periods. While these items may be significant components in understanding and assessing our consolidated financial performance, we believe the presentation of segment operating earnings enhances the understanding of our results of operations by highlighting earnings attributable to the normal, ongoing operations of our businesses.

The following table presents segment information as of or for the years ended December 31, 2006, 2005 and 2004:

	As of or for the year ended December 31,		
	2006	2005	2004
		(in millions)	
Operating revenues by segment			
U.S. Asset Management and Accumulation	**$ 4,511.6**	$ 4,133.8	$ 3,761.6
International Asset Management and Accumulation	**605.4**	604.5	518.4
Life and Health Insurance	**4,736.2**	4,387.5	4,181.3
Corporate and Other(1)	**(27.4)**	(59.1)	(23.0)
Total segment operating revenues	**9,825.8**	9,066.7	8,438.3
Add:			
Net realized/unrealized capital gains (losses), including recognition of front-end fee revenues and certain market value adjustments to fee revenues(2)	**44.2**	(22.2)	(114.9)
Subtract:			
Operating revenues from discontinued real estate investments	**(0.5)**	2.8	2.5
Total revenue per consolidated statements of operations	**$ 9,870.5**	$ 9,041.7	$ 8,320.9
Operating earnings (loss) by segment, net of related income taxes:			
U.S. Asset Management and Accumulation	**$ 645.1**	$ 538.4	$ 499.0
International Asset Management and Accumulation	**71.8**	71.0	40.3
Life and Health Insurance	**282.5**	274.4	256.2
Mortgage Banking(3)	**—**	—	(10.3)
Corporate and Other	**(27.3)**	(21.4)	(20.4)
Total segment operating earnings, net of related income taxes	**972.1**	862.4	764.8
Net realized/unrealized capital gains (losses), as adjusted(2)	**18.0**	(20.6)	(62.3)
Other after-tax adjustments(4)	**41.2**	59.5	123.1
Net income available to common stockholders per consolidated statements of operations	**$ 1,031.3**	$ 901.3	$ 825.6
Assets by segment:			
U.S. Asset Management and Accumulation(5)	**$117,950.0**	$103,506.1	$ 94,394.6
International Asset Management and Accumulation	**8,101.0**	6,856.2	3,642.0
Life and Health Insurance	**14,364.5**	14,080.2	13,185.4
Corporate and Other(6)	**3,242.6**	2,592.9	2,576.1
Total consolidated assets	**$143,658.1**	$127,035.4	$113,798.1

(1) Includes inter-segment eliminations primarily related to internal investment management fee revenues and commission fee revenues paid to U.S. Asset Management and Accumulation agents for selling Life and Health Insurance segment insurance products.

(2) In addition to sales activity and other than temporary impairments, net realized/unrealized capital gains (losses) include unrealized gains (losses) on mark to market changes in certain seed money investments and investments classified as trading securities, as well as unrealized gains (losses) on certain derivatives. Net realized/unrealized capital gains (losses), as adjusted, are net of income taxes, net realized capital gains and losses distributed, minority interest capital gains and losses, related changes in the amortization pattern of

deferred policy acquisition and sales inducement costs, recognition of front-end fee revenues for sales charges on pension products and services and certain market value adjustments to fee revenues.

	For the year ended December 31,		
	2006	2005	2004
	(in millions)		
Net realized/unrealized capital gains (losses)	**$ 44.7**	$(11.2)	$(104.8)
Certain market value adjustments to fee revenues	**(1.3)**	(12.1)	(8.0)
Recognition of front-end fee revenues	**0.8**	1.1	(2.1)
Net realized/unrealized capital gains (losses), including recognition of front-end fee revenues and certain market value adjustments to fee revenues	**44.2**	(22.2)	(114.9)
Amortization of deferred policy acquisition and sales inducement costs related to net realized capital gains (losses)	**5.4**	(0.7)	6.2
Capital gains distributed	**(11.8)**	(5.8)	(4.4)
Minority interest capital gains	**(7.7)**	(2.5)	(0.3)
Net realized/unrealized capital gains (losses), including recognition of front-end fee revenues and certain market value adjustments to fee revenues, net of related amortization of deferred policy acquisition costs and sales inducement costs, capital gains distributed, and minority interest capital gains	**30.1**	(31.2)	(113.4)
Income tax effect	**(12.1)**	10.6	51.1
Net realized/unrealized capital gains (losses), as adjusted	**$ 18.0**	$(20.6)	$ (62.3)

(3) Corporate overhead allocated to our Mortgage Banking segment does not qualify for discontinued operations treatment and was included in our results of continuing operations and segment operating earnings prior to July 1, 2004.

(4) For the year ended December 31, 2006, other after-tax adjustments of $41.2 million included (1) the positive effects of: income from discontinued operations related to (a) a gain on the sale of a real estate property that qualifies for discontinued operations treatment ($30.9 million) and (b) a favorable court ruling on a contested IRS issue for 1991 and later years ($18.8 million) and (2) the negative effect of a contribution to the Principal Financial Group Foundation, Inc. ($8.5 million). For the year ended December 31, 2005, other after-tax adjustments of $59.5 million included (1) the positive effects of: (a) a release of income tax reserves related to IRS tax matters ($33.8 million); (b) gains on sales of real estate properties that qualify for discontinued operations treatment ($22.3 million) and (c) a change in the estimated loss on disposal of BT Financial Group ($8.4 million) and (2) the negative effect from a change in the estimated gain on disposal of Principal Residential Mortgage, Inc. ($5.0 million). For the year ended December 31, 2004, other after-tax adjustments of $123.1 million included (1) the positive effects of: (a) the discontinued operations and estimated gain on disposal of Principal Residential Mortgage, Inc. ($118.8 million) and (b) the discontinued operations and estimated gain on disposal of our Argentine companies ($10.0 million) and (2) the negative effect from a cumulative change in accounting principle related to the implementation of SOP 03-1 ($5.7 million).

(5) U.S. Asset Management and Accumulation separate account assets include shares of the Principal Financial Group stock allocated to a separate account, a result of our demutualization. The value of the separate account was $768.4 million, $726.6 million, and $782.8 million at December 31, 2006, 2005, and 2004, respectively. Changes in the fair value of the separate account are reflected in both separate account assets and separate account liabilities.

(6) Includes inter-segment elimination amounts related to an internal line of credit and internally generated mortgage loans. The Corporate and Other segment managed a revolving line of credit used by other segments. The U.S. Asset Management and Accumulation segment and Life and Health Insurance segment reported mortgage loan assets issued for real estate joint ventures. These mortgage loans were reported as liabilities in the Corporate and Other segment.

U.S. Asset Management and Accumulation Segment

Asset Accumulation Trends

Our sales of pension, institutional and other asset accumulation products and services in the U.S. have been affected by overall trends in the U.S. retirement services industry, as our customers rely less on defined benefit retirement plans, social security and other government programs. Continuing trends in the work environment include a more mobile workforce and the desire of employers to shift the market risk of retirement investments to employees by offering defined contribution plans rather than defined benefit plans. The graying of the population and recent market volatility are also driving growing interest in products generating stable income during retirement. These trends are increasing the demand for defined contribution pension arrangements such as 401(k) plans, mutual funds, annuities and bank IRAs. The "baby-boom" generation of U.S. workers has reached an age at which saving for retirement is critical and it continues to seek increased retirement savings using additional tax-advantaged investment products for retirement. Considering these trends, asset accumulation account values increased as of December 31, 2006, primarily due to significant additional gross new deposits, solid performance of the equity markets and retention of assets from existing clients. The interest rate environment remained relatively low despite an increase in interest rates that was more pronounced at the shorter durations. The S&P 500 posted a 15.8% total return contributing to a strong increase in total account values and assets under management by the end of 2006.

The following table provides a summary of U.S. Asset Accumulation account values as of December 31, 2006, 2005 and 2004:

As of	U.S. Asset Accumulation Total account values
	(in billions)
December 31, 2006	**$163.3**
December 31, 2005	120.3
December 31, 2004	108.6

Asset Management Trends

Asset management services have been among the most profitable and rapidly growing sectors of the financial services industry, at both the retail and institutional level. We seek to take advantage of current trends, which indicate that both retail and institutional investors embrace specialization, providing increased fees to successful active managers with expertise in specialty and niche areas. We have experienced very good success in winning institutional asset management mandates and expect to see continued growth in this area. Our U.S. third-party assets under management increased $18.0 billion during 2006.

The following table provides a summary of Principal Global Investors' affiliated and third-party assets under management as of December 31, 2006, 2005 and 2004:

	Principal Global Investors		
As of	Affiliated assets under management	Third-party assets under management	Total assets under management
		(in billions)	
December 31, 2006	**$132.3**	**$59.1**	**$191.4**
December 31, 2005	103.4	41.1	144.5
December 31, 2004	97.0	29.4	126.4

U.S. Asset Management and Accumulation Segment Summary Financial Data

The following table presents certain summary financial data relating to the U.S. Asset Management and Accumulation segment for the years indicated:

	For the year ended December 31,		
	2006	**2005**	**2004**
		(in millions)	
Operating Earnings Data:			
Operating revenues(1):			
Premiums and other considerations	**$ 462.3**	$ 455.2	$ 370.1
Fees and other revenues	**1,412.5**	1,230.9	1,035.9
Net investment income	**2,636.8**	2,447.7	2,355.6
Total operating revenues	**4,511.6**	4,133.8	3,761.6
Expenses:			
Benefits, claims and settlement expenses, including dividends to policyholders	**2,392.1**	2,265.3	2,099.8
Operating expenses	**1,288.4**	1,167.9	1,014.2
Total expenses	**3,680.5**	3,433.2	3,114.0
Operating earnings before income taxes	**831.1**	700.6	647.6
Income taxes	**186.0**	162.2	148.6
Operating earnings	**645.1**	538.4	499.0
Net realized/unrealized capital losses, as adjusted	**(23.1)**	(12.8)	(97.1)
Other after-tax adjustments	**—**	—	(5.0)
U.S. GAAP Reported:			
Net income available to common stockholders	**$ 622.0**	$ 525.6	$ 396.9

(1) Excludes net realized/unrealized capital losses and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Premiums and other considerations increased $7.1 million, or 2%, to $462.3 million for the year ended December 31, 2006, from $455.2 million for the year ended December 31, 2005. The increase resulted from a $44.9 million increase in individual payout annuity business primarily due to increased sales from certain distribution channels. Partially offsetting the overall increase was a $37.8 million decrease in full-service payout sales primarily related to single premium group annuities with life contingencies, which are typically used to fund defined benefit plan terminations. The premium income received from these contracts fluctuates due to the variability in the number and size of pension plan terminations, the interest rate environment and the ability to attract new sales.

Fees and other revenues increased $181.6 million, or 15%, to $1,412.5 million for the year ended December 31, 2006, from $1,230.9 million for the year ended December 31, 2005. Full-service accumulation fees and other revenue increased $98.9 million primarily due to an increase in account values stemming from continued strong net cash flow and strong performance in the equity markets. Principal Global Investors fees and other revenues increased $49.0 million primarily due to continued growth in management fees related to our real estate, fixed income and equity businesses. In addition, our mutual fund fees and other revenue contributed $29.0 million to the segment increase primarily due to higher management fees stemming from an increase in average assets under management and increased sales.

Net investment income increased $189.1 million, or 8%, to $2,636.8 million for the year ended December 31, 2006, from $2,447.7 million for the year ended December 31, 2005. The increase reflects an increase in the average annualized yield on invested assets and cash, which was 5.9% for the year ended December 31, 2006, compared to 5.7% for the year ended December 31, 2005. In addition, the increase in net investment income resulted from a $1,860.3 million, or 4%, increase in average invested assets and cash for the segment.

Benefits, claims and settlement expenses, including dividends to policyholders, increased $126.8 million, or 6%, to $2,392.1 million for the year ended December 31, 2006, from $2,265.3 million for the year ended December 31, 2005. The increase primarily resulted from an $82.6 million increase in our individual annuity business due to several factors, including an increase in cost of interest credited, higher benefit payments, and an increase in reserves stemming from an increase in sales related to our payout annuities with life contingencies. In addition, our investment only benefits, claims and settlement expenses increased $68.9 million primarily due to an increase in cost of interest credited on this block of business as a result of an increase in account values and an increase in the rate of interest credited, as a result of market conditions. Partially offsetting the overall increase was a $35.2 million decrease in our full-service payout business as a result of decreased sales of single premium group annuities with life contingencies.

Operating expenses increased $120.5 million, or 10%, to $1,288.4 million for the year ended December 31, 2006, from $1,167.9 million for the year ended December 31, 2005. The increase primarily resulted from a $66.1 million increase in our full-service accumulation operating expenses due to increases in staff related costs, management fees paid and DPAC amortization. In addition, Principal Global Investors operating expenses increased $27.8 million due to an increase in expenses associated with growth in average assets under management and, to a lesser extent, the fact that expenses associated with the origination of securitized mortgages are now expensed rather than deferred and recognized as a reduction in securitization revenue, as was the case prior to the U.S. Bank joint venture. Furthermore, individual annuity operating expenses increased $15.4 million primarily due to strong growth in our block of business.

Income taxes increased $23.8 million, or 15%, to $186.0 million for the year ended December 31, 2006, from $162.2 million for the year ended December 31, 2005. The effective income tax rate for this segment was 22% for the year ended December 31, 2006, and 23% for the year ended December 31, 2005. The effective income tax rates for the years ended December 31, 2006 and 2005, were lower than the corporate income tax rate of 35%, as a result of income tax deductions allowed for corporate dividends received and interest exclusion from taxable income.

As a result of the foregoing factors, operating earnings increased $106.7 million, or 20%, to $645.1 million for the year ended December 31, 2006, from $538.4 million for the year ended December 31, 2005.

Net realized/unrealized capital losses, as adjusted, increased $10.3 million, or 80%, to $23.1 million for the year ended December 31, 2006, from $12.8 million for the year ended December 31, 2005. The increase in net realized losses was due to a $24.3 million recovery of previously impaired securities in 2005 as the result of litigation. In addition, the increase was due to fewer gains on commercial mortgages offset by fewer mark to market losses related to derivatives activities, the recovery of previously impaired securities as the result of a litigation claim received in 2006, more gains from the mark to market and sales activities of equity securities, and fewer other than temporary declines in the value of certain fixed maturity securities.

As a result of the foregoing factors net income available to common stockholders increased $96.4 million, or 18%, to $622.0 million for the year ended December 31, 2006, from $525.6 million for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Premiums and other considerations increased $85.1 million, or 23%, to $455.2 million for the year ended December 31, 2005, from $370.1 million for the year ended December 31, 2004. The increase primarily resulted from a $61.2 million increase in full-service payout sales of single premium group annuities with life contingencies, which are typically used to fund defined benefit plan terminations. The premium income received from these contracts fluctuates due to the variability in the number and size of pension plan terminations, the interest rate environment and the ability to attract new sales. In addition, individual fixed annuity premiums and other considerations increased $23.9 million due to increased sales from certain distribution channels and due to higher sales of larger sized contracts in 2005.

Fees and other revenues increased $195.0 million, or 19%, to $1,230.9 million for the year ended December 31, 2005, from $1,035.9 million for the year ended December 31, 2004. Full-service accumulation fees and other revenues increased $118.3 million primarily due to continued strong net cash flow, modest performance in the equity markets and our acquisition of Principal Services Trust Company. Also contributing to the overall increase was a $69.4 million increase in Principal Global Investors fees and other revenues, which was primarily due to our acquisition of Columbus Circle, higher real estate transaction fees, an increase in assets under management and an increase in loans securitized in 2005.

Net investment income increased $92.1 million, or 4%, to $2,447.7 million for the year ended December 31, 2005, from $2,355.6 million for the year ended December 31, 2004. The increase reflects a $1,749.6 million, or 4%, increase in average invested assets and cash for the segment. The average annualized yield on invested assets and cash was 5.7% for the years ended December 31, 2005 and 2004.

Benefits, claims and settlement expenses, including dividends to policyholders, increased $165.5 million, or 8%, to $2,265.3 million for the year ended December 31, 2005, from $2,099.8 million for the year ended December 31, 2004. The increase primarily resulted from a $73.4 million increase in our full-service payout business as a result of increased sales of single premium group annuities with life contingencies. Also contributing to the increase was a $68.5 million increase in investment-only business due primarily to an increase in interest credited on this block of business stemming from higher account values. In addition, individual annuity benefits, claims and settlement expenses increased $56.3 million primarily due to an increase in cost of interest credited and amortization related to sale inducements associated with our deferred annuity business, higher benefit payments and an increase in reserves stemming from an increase in sales related to our life payout annuity business. Partially offsetting the overall increase was a $32.3 million decrease in full-service accumulation benefits, claims and settlement expenses primarily due to lower interest credited on our non-participating deposit type business and, to a lesser extent decreases in cost of interest credited on our participating block.

Operating expenses increased $153.7 million, or 15%, to $1,167.9 million for the year ended December 31, 2005, from $1,014.2 million for the year ended December 31, 2004. The increase primarily resulted from a $92.4 million increase in full-service accumulation operating expenses due to our acquisition of Principal Services Trust Company, an increase in compensation costs and an increase in amortization of DPAC in 2005. In addition, Principal Global Investors operating expenses increased $46.1 million primarily due to our acquisition of Columbus Circle, growth in existing operations and an increase in allocated expenses.

Income taxes increased $13.6 million, or 9%, to $162.2 million for the year ended December 31, 2005, from $148.6 million for the year ended December 31, 2004. The effective income tax rate for this segment was 23% for the years ended December 31, 2005 and 2004. The effective income tax rates for the years ended December 31, 2005 and 2004, were lower than the corporate income tax rate of 35%, as a result of income tax deductions allowed for corporate dividends received and interest exclusion from taxable income.

As a result of the foregoing factors, operating earnings increased $39.4 million, or 8%, to $538.4 million for the year ended December 31, 2005, from $499.0 million for the year ended December 31, 2004.

Net realized/unrealized capital losses, as adjusted, decreased $84.3 million, or 87%, to $12.8 million for the year ended December 31, 2005, from $97.1 million for the year ended December 31, 2004. The decrease is due to fewer other than temporary impairments of fixed maturity securities including a $24.3 million recovery of previously impaired securities received as the result of a litigation settlement, fewer losses related to the mark to market of derivative activities, and gains versus losses on mortgage loans offset in part by losses versus gains on the sale of fixed maturity securities.

As a result of the foregoing factors and the inclusion of other after-tax adjustments net income available to common stockholders increased $128.7 million, or 32%, to $525.6 million for the year ended December 31, 2005, from $396.9 million for the year ended December 31, 2004. For the year ended December 31, 2004, net income available to common stockholders included the negative effect of other after-tax adjustments totaling $5.0 million related to: (1) a loss from discontinued operations associated with the sale of Principal Residential Mortgage, Inc. ($3.5 million) and (2) a cumulative effect of accounting change due to our implementation of SOP 03-1 ($1.5 million).

International Asset Management and Accumulation Segment

Asset Accumulation Trends

Our international asset management and accumulation businesses focus on countries with a trend toward private sector defined contribution pension systems, including privatization of public retirement pension systems. With variations depending upon the specific country, we have targeted these markets for sales of retirement and related products and services, including defined contribution pension plans, annuities and long-term mutual funds to businesses and individuals. In some of our international markets, we complement our sales of these products with sales of life insurance products.

We have pursued our international strategy through a combination of start-ups, acquisitions and joint ventures, which require infusions of capital consistent with our strategy of long-term growth and profitability.

The following table provides a summary of our international asset management and accumulation business's assets under management as of December 31, 2006, 2005 and 2004:

As of	Principal International Total assets under management
	(in billions)
December 31, 2006	**$19.1**
December 31, 2005	15.4
December 31, 2004	10.2

International Asset Management and Accumulation Segment Summary Financial Data

The following table presents certain summary financial data of the International Asset Management and Accumulation segment for the years indicated:

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Operating Earnings Data:			
Operating revenues(1):			
Premiums and other considerations	**$239.1**	$247.6	$241.0
Fees and other revenues	**114.0**	109.2	85.9
Net investment income	**252.3**	247.7	191.5
Total operating revenues	**605.4**	604.5	518.4
Expenses:			
Benefits, claims and settlement expenses	**399.1**	409.3	357.3
Operating expenses	**144.5**	128.7	112.2
Total expenses	**543.6**	538.0	469.5
Operating earnings before income taxes	**61.8**	66.5	48.9
Income taxes (benefits)	**(10.0)**	(4.5)	8.6
Operating earnings	**71.8**	71.0	40.3
Net realized/unrealized capital gains, as adjusted	**10.3**	8.1	17.3
Other after-tax adjustments	**—**	—	6.7
U.S. GAAP Reported:			
Net income available to common stockholders	**$ 82.1**	$ 79.1	$ 64.3

(1) Excludes net realized/unrealized capital gains.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Premiums and other considerations decreased $8.5 million, or 3%, to $239.1 million for the year ended December 31, 2006, from $247.6 million for the year ended December 31, 2005. The decrease primarily resulted from a $19.5 million decrease in Mexico and Chile due to decreased sales of single premium annuities with life contingencies. Partially offsetting this decrease was an $11.0 million increase in Chile due to the strengthening of the peso versus the U.S. dollar.

Fees and other revenues increased $4.8 million, or 4%, to $114.0 million for the year ended December 31, 2006, from $109.2 million for the year ended December 31, 2005. Fees and other revenues in India and Hong Kong increased $4.8 million and $4.1 million, respectively, due to an increase in fees from growth in assets under management. In addition, fees and other revenues in Chile increased $2.2 million primarily due to growth in assets under management and increased fees from universal life insurance. Partially offsetting the increase was a $5.5 million decrease in Mexico primarily due to a refinement of accrued fee income in 2005.

Net investment income increased $4.6 million, or 2%, to $252.3 million for the year ended December 31, 2006, from $247.7 million for the year ended December 31, 2005. The increase was primarily due to an increase of $367.8 million, or 14%, in average invested assets and cash, excluding our equity method investments, the strengthening of the Chilean peso and Brazilian real versus the U.S. dollar, and higher earnings from our equity method investments. Partially offsetting the increase was a decrease in the annualized yield on average invested assets and cash, excluding our equity method investments, which was 7.1% for the year ended December 31, 2006, compared to 8.5% for the year ended December 31, 2005.

Benefits, claims and settlement expenses decreased $10.2 million, or 2%, to $399.1 million for the year ended December 31, 2006, from $409.3 million for the year ended December 31, 2005. The decrease primarily resulted from a $23.2 million decrease in Chile as a result of lower interest credited to customers. In addition, the decrease in reserves of $4.4 million in Mexico was a result of decreased sales of single premium annuities with life contingencies. Partially offsetting this decrease is an increase of $17.5 million due to the strengthening of the Chilean peso versus U.S. dollar.

Operating expenses increased $15.8 million, or 12%, to $144.5 million for the year ended December 31, 2006, from $128.7 million for the year ended December 31, 2005. The increase was primarily due to a $5.4 million increase in India due to higher compensation costs in the asset management company coupled with costs from PPIAC. Hong Kong operating expenses increased $2.9 million primarily due to increased incentive compensation costs, commission expenses, and occupancy costs. Mexico operating expenses increased $1.7 million due to increased amortization related to a refinement of present value of future profits ("PVFP"), higher professional fees expenses and sales compensation in 2006. In addition, Chile operating expenses increased $1.5 million primarily due to increased compensation costs.

Income tax benefits increased $5.5 million to $10.0 million for the year ended December 31, 2006, from $4.5 million for the year ended December 31, 2005. The increase in income tax benefits was primarily due to tax refinements in Mexico and Chile. The increase was partially offset due to a tax benefit associated with the liquidation of the Japan joint venture in 2005 and the benefit from the American Jobs Creation Act in 2005 at International headquarters.

As a result of the foregoing factors, operating earnings increased $0.8 million, or 1%, to $71.8 million for the year ended December 31, 2006, from $71.0 million for the year ended December 31, 2005.

Net realized/unrealized capital gains, as adjusted, increased $2.2 million, or 27%, to $10.3 million for the year ended December 31, 2006, from $8.1 million for the year ended December 31, 2005. The increase was primarily related to a $1.3 million increase in Mexico due to realized gains on fixed maturity securities. In addition, net realized/unrealized capital gains, as adjusted, increased $0.8 million in Chile. Unrealized gains on trading fixed maturities were partially offset by mark-to-market losses in 2006 on derivatives that are held to more effectively match the invested asset portfolio to our policyholder liability risks.

As a result of the foregoing factors net income available to common stockholders increased $3.0 million, or 4%, to $82.1 million for the year ended December 31, 2006, from $79.1 million for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Premiums and other considerations increased $6.6 million, or 3%, to $247.6 million for the year ended December 31, 2005, from $241.0 million for the year ended December 31, 2004. The increase primarily resulted from an $18.4 million increase in Chile and Mexico due to the strengthening of the peso versus the U.S. dollar. Partially offsetting this increase was a $10.6 million decrease in Chile due to decreased sales of single premium annuities with life contingencies.

Fees and other revenues increased $23.3 million, or 27%, to $109.2 million for the year ended December 31, 2005, from $85.9 million for the year ended December 31, 2004. The increase was primarily due to a $15.3 million increase in Mexico resulting from a refinement of accrued fee income, improved net transfers of pension customers from competitors, and the strengthening of the peso versus the U.S. dollar. Futhermore, fees and other revenue in India increased $3.4 million due to an increase in fees from PPIAC that began operations in February 2005 and an increase in fees from growth in assets under management. In addition, fees and other revenue in Chile increased $3.3 million primarily due to an increase in mortgage loan servicing revenue, increased fees caused by growth in assets under management and the strengthening of the peso.

Net investment income increased $56.2 million, or 29%, to $247.7 million for the year ended December 31, 2005, from $191.5 million for the year ended December 31, 2004. The increase was primarily due to an increase of $473.5 million, or 22%, in average invested assets and cash, excluding our equity investments in subsidiaries. In addition, the increase was related to an increase in the annualized yield on average invested assets and cash, excluding our equity investments in subsidiaries, which was 8.5% for the year ended December 31, 2005, compared to 8.1% for the year ended December 31, 2004.

Benefits, claims and settlement expenses increased $52.0 million, or 15%, to $409.3 million for the year ended December 31, 2005, from $357.3 million for the year ended December 31, 2004. The increase primarily resulted from a $54.5 million increase in Chile, the result of the strengthening of the peso versus the U.S. dollar, and higher interest credited to customers partially offset by a lower change in reserves due to a decrease in sales of single premium annuities with life contingencies in 2005.

Operating expenses increased $16.5 million, or 15%, to $128.7 million for the year ended December 31, 2005, from $112.2 million for the year ended December 31, 2004. The increase was primarily due to a $4.3 million increase in Chile and Mexico resulting from strengthening of the peso versus the U.S. dollar. In addition, Mexico operating expenses increased $3.0 million due to increased marketing efforts and asset retention training for agents and employees. Furthermore, Chile operating expenses increased $2.2 million due to the impact of an impairment of PVFP stemming from declining interest rates. Also, India operating expenses increased $2.3 million due to higher compensation costs in the asset management company coupled with costs from PPIAC, which started operations in February 2005. Finally, Hong Kong operating expenses increased $2.1 million primarily due to increased costs related to consolidation of our mutual fund products, marketing costs, and compensation costs as well as DPAC unlocking.

Income tax benefits increased $13.1 million to an income tax benefit of $4.5 million for the year ended December 31, 2005, from income tax expense of $8.6 million for the year ended December 31, 2004. A decrease of $8.9 million in Japan was primarily due to a tax benefit associated with the liquidation of the business in 2005. A decrease of $7.3 million at corporate headquarters was due to the benefit from the American Jobs Creation Act in 2005 and foreign dividend activity that generated tax expense in 2004.

As a result of the foregoing factors, operating earnings increased $30.7 million, or 76%, to $71.0 million for the year ended December 31, 2005, from $40.3 million for the year ended December 31, 2004.

Net realized/unrealized capital gains, as adjusted, decreased $9.2 million, or 53%, to $8.1 million for the year ended December 31, 2005, from $17.3 million for the year ended December 31, 2004. The decrease was primarily related to a $4.7 million decrease in Chile due to lower realized gains on derivatives that are held to more effectively match the invested asset portfolio to our policyholder liability risks. In addition, India net realized/unrealized capital gains, as adjusted, decreased $2.4 million due to a realized gain in 2004 on recovery of a previously impaired debt security.

As a result of the foregoing factors and the inclusion of other after-tax adjustments, net income available to common stockholders increased $14.8 million, or 23%, to $79.1 million for the year ended December 31, 2005, from $64.3 million for the year ended December 31, 2004. For the year ended December 31, 2004, net income included the positive effect of other after-tax adjustments totaling $6.7 million, related to: (1) the positive effect of income from discontinued operations related to the sale of our Argentine companies ($10.0 million) and (2) the negative effect of cumulative effect of an accounting change related to the implementation of SOP 03-1 ($3.3 million).

Life and Health Insurance Segment

Individual Life Insurance Trends

Our life insurance premiums have been influenced by both economic and industry trends. In addition, we have continued to shift our marketing emphasis to universal and variable universal life insurance products from traditional life insurance products. Due to this shift in marketing emphasis, premiums related to our traditional life insurance products have declined, while fee revenues from our universal and variable universal life insurance products have grown.

The following table provides a summary of our individual universal and variable universal life insurance fee revenues and our individual traditional life insurance premiums for the years ended December 31, 2006, 2005 and 2004:

	Individual life insurance	
	Individual universal and variable universal life insurance	Individual traditional life insurance
For the year ended	Fee revenues	Premiums
	(in millions)	
December 31, 2006	**$225.3**	**$624.4**
December 31, 2005	212.6	645.2
December 31, 2004	182.8	675.8

The following table provides a summary of our individual life insurance policyholder liabilities as of December 31, 2006, 2005 and 2004:

	Individual life insurance	
	Individual universal and variable universal life insurance	Individual traditional life insurance
As of	Policyholder liabilities(1)	Policyholder liabilities
	(in millions)	
December 31, 2006	**$3,948.6**	**$5,921.5**
December 31, 2005	3,493.8	5,955.4
December 31, 2004	2,880.0	6,042.2

(1) Includes separate account liabilities for policies with variable investment options.

Health Insurance Trends

In 2006, we experienced good growth in group medical premium and fees and members due to improved pricing and market focus. While we continue to sell group medical business in 35 states plus the District of Columbia, we have sharpened our focus on 13 states. Premium revenue has grown due to both price and membership increases. The fee-for-service portion of our business had a drop in medical members and fees because of our competitive position in the market. Our fee-for-service offering is available in all 50 states plus the District of Columbia.

Our health insurance premium and fees for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Premium and fees	
For the year ended	Group medical insurance	Fee-for-service
	(in millions)	
December 31, 2006	**$1,861.4**	**$172.5**
December 31, 2005	1,676.5	176.6
December 31, 2004	1,586.9	178.8

Our covered members as of December 31, 2006, 2005 and 2004 were as follows:

	Covered medical members	
As of	Group medical insurance	Fee-for-service
	(in thousands)	
December 31, 2006	**642.5**	**758.0**
December 31, 2005	620.1	861.5
December 31, 2004	574.8	986.6

Specialty Benefits Insurance Trends

Premium and fee growth for our specialty benefits insurance business is being driven by growing sales and stable retention. This has been a result of growing and more focused distribution supporting these product lines, increasing focus on marketing products to individuals at employer worksites ("voluntary/worksite"), and the introduction of new products.

The following table provides a summary of our specialty benefits insurance premium and fees for the years ended December 31, 2006, 2005 and 2004:

	Premium and fees			
For the year ended	Group dental and vision insurance	Group life insurance	Group disability insurance	Individual disability insurance
		(in millions)		
December 31, 2006	**$496.3**	**$310.4**	**$254.9**	**$141.6**
December 31, 2005	434.5	259.9	200.3	130.8
December 31, 2004	383.2	239.1	170.1	113.3

Life and Health Insurance Segment Summary Financial Data

The following table presents certain summary financial data relating to the Life and Health Insurance segment for the years indicated:

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Operating Earnings Data:			
Operating revenues(1):			
Premiums and other considerations	**$3,598.7**	$3,267.1	$3,096.6
Fees and other revenues	**444.2**	444.3	421.9
Net investment income	**693.3**	676.1	662.8
Total operating revenues	**4,736.2**	4,387.5	4,181.3
Expenses:			
Benefits, claims and settlement expenses	**2,910.3**	2,620.2	2,514.7
Dividends to policyholders	**290.3**	288.5	291.8
Operating expenses	**1,110.8**	1,066.3	988.7
Total expenses	**4,311.4**	3,975.0	3,795.2
Operating earnings before income taxes	**424.8**	412.5	386.1
Income taxes	**142.3**	138.1	129.9
Operating earnings	**282.5**	274.4	256.2
Net realized/unrealized capital losses, as adjusted	**(3.4)**	(2.3)	(8.9)
Other after-tax adjustments	**—**	—	(0.9)
U.S. GAAP Reported:			
Net income available to common stockholders	**$ 279.1**	$ 272.1	$ 246.4

(1) Excludes net realized/unrealized capital losses.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Premiums and other considerations increased $331.6 million, or 10%, to $3,598.7 million for the year ended December 31, 2006, from $3,267.1 million for the year ended December 31, 2005. Health insurance premiums increased $185.8 million, primarily from increased covered medical members and higher premium per member. Specialty benefits insurance premiums increased $180.4 million primarily due to strong sales and stable retention.

Fees and other revenues decreased $0.1 million to $444.2 million for the year ended December 31, 2006, from $444.3 million for the year ended December 31, 2005. Health insurance fees and other revenues decreased $8.0 million primarily due to a decrease in fee-for-service medical members. In addition, specialty benefits fees and other revenues decreased $2.7 million due to lower dental fees resulting from the sale of the dental offices in June 2006. Partially offsetting the decreases was a $10.6 million increase from our individual life insurance business primarily due to growth in our fee-based universal and variable universal life insurance business.

Net investment income increased $17.2 million, or 3%, to $693.3 million for the year ended December 31, 2006, from $676.1 million for the year ended December 31, 2005. The increase primarily relates to an increase in the average annualized yield on invested assets and cash and to a $118.3 million, or 1%, increase in average invested assets and cash for the segment. The yield on average invested assets and cash was 6.3% for the year ended December 31, 2006, compared to 6.2% for the year ended December 31, 2005.

Benefits, claims and settlement expenses increased $290.1 million, or 11%, to $2,910.3 million for the year ended December 31, 2006, from $2,620.2 million for the year ended December 31, 2005. Health insurance benefits, claims and settlement expenses increased $155.1 million primarily due to higher claim costs per member and growth, somewhat offset by reserve refinements. Despite generally lower loss ratios, specialty benefits insurance benefits, claims and settlement expenses increased $115.7 million, primarily due to growth in the business.

Dividends to policyholders increased $1.8 million, or 1%, to $290.3 million for the year ended December 31, 2006, from $288.5 million for the year ended December 31, 2005. The increase is primarily related to the dividend scale changes effective in February 2006.

Operating expenses increased $44.5 million, or 4%, to $1,110.8 million for the year ended December 31, 2006, from $1,066.3 million for the year ended December 31, 2005. Specialty benefits insurance operating expenses increased $46.1 million due to growth in the business. Health insurance operating expenses increased $25.5 million, primarily the result of growth in the insured medical business. Partially offsetting these increases was a $27.1 million decrease in the individual life insurance operating expenses primarily due to lower DPAC amortization related to lower single premium sales and changes in claims experience in 2006.

Income taxes increased $4.2 million, or 3%, to $142.3 million for the year ended December 31, 2006, from $138.1 million for the year ended December 31, 2005. The effective income tax rate for the segment was 33% for the years ended December 31, 2006 and 2005. The effective income tax rates for the years ended December 31, 2006 and 2005, were lower than the corporate income tax rate of 35% primarily due to interest exclusion from taxable income.

As a result of the foregoing factors, operating earnings increased $8.1 million, or 3%, to $282.5 million for the year ended December 31, 2006, from $274.4 million for the year ended December 31, 2005.

Net realized/unrealized capital losses, as adjusted, increased $1.1 million, or 48%, to $3.4 million for the year ended December 31, 2006, from $2.3 million for the year ended December 31, 2005. The increase primarily resulted from increased impairments in 2006 as the result of a change in our ability and intent to hold certain fixed maturity securities until recovery due to the need to fund our acquisition of WM Advisors, a $7.5 million recovery of previously impaired securities received in 2005 related to a litigation settlement, and more losses related to derivative activities. These increases were partially offset by gains in 2006 versus losses in 2005 on the sale and call activity of fixed maturity securities, a software impairment in 2005 with no corresponding activity in 2006, the recovery of previously impaired securities as the result of a litigation claim received in 2006, and increased DPAC amortization associated with losses on invested assets.

As a result of the foregoing factors, net income available to common stockholders increased $7.0 million, or 3%, to $279.1 million for the year ended December 31, 2006, from $272.1 million for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Premiums and other considerations increased $170.5 million, or 6%, to $3,267.1 million for the year ended December 31, 2005, from $3,096.6 million for the year ended December 31, 2004. Specialty benefits insurance premiums increased $119.5 million primarily due to strong sales and steady retention. Health insurance premiums increased $94.9 million, primarily resulting from higher premium per member and an increase in average insured medical members. Partially offsetting these increases was a decrease of $43.9 million in individual life insurance premiums, primarily a result of the continuation of a shift in marketing emphasis to universal and variable universal life insurance products from traditional life insurance products and an increase in ceded reinsurance premium. Unlike traditional premium-based products, individual universal and variable universal life insurance premiums are not reported as U.S. GAAP revenue.

Fees and other revenues increased $22.4 million, or 5%, to $444.3 million for the year ended December 31, 2005, from $421.9 million for the year ended December 31, 2004. Fee revenues from our individual life insurance business increased $30.0 million, primarily due to growth in our fee-based universal and variable universal life insurance business. Fee revenues from our health insurance business decreased $7.9 million, primarily due to a decrease in average fee-for-service medical members.

Net investment income increased $13.3 million, or 2%, to $676.1 million for the year ended December 31, 2005, from $662.8 million for the year ended December 31, 2004. The increase primarily relates to a $518.4, or 5%, increase in average invested assets and cash for the segment. The increase was partially offset by a decrease in the average annualized yield on invested assets and cash, which was 6.2% for the year ended December 31, 2005, compared to 6.4% for the year ended December 31, 2004. This reflects lower yields on fixed maturity securities and commercial mortgages due in part to a lower interest rate environment.

Benefits, claims and settlement expenses increased $105.5 million, or 4%, to $2,620.2 million for the year ended December 31, 2005, from $2,514.7 million for the year ended December 31, 2004. Health insurance benefits, claims and settlement expenses increased $66.0 million primarily due to increases in claim costs per member and average members, even though loss ratios decreased. Likewise, despite lower loss ratios, specialty benefits insurance benefits, claims and settlement expenses increased $58.9 million, primarily due to growth in the business.

Dividends to policyholders decreased $3.3 million, or 1%, to $288.5 million for the year ended December 31, 2005, from $291.8 million for the year ended December 31, 2004. The decrease is primarily related to a decrease in the individual life insurance dividend interest crediting rates resulting from a declining interest rate environment.

Operating expenses increased $77.6 million, or 8%, to $1,066.3 million for the year ended December 31, 2005, from $988.7 million for the year ended December 31, 2004. Specialty benefits insurance operating expenses increased $45.7 million due to growth in the business. Health insurance operating expenses increased $29.5 million, primarily due to growth in the insured medical and wellness businesses and additional salary and benefit-related expenses.

Income taxes increased $8.2 million, or 6%, to $138.1 million for the year ended December 31, 2005, from $129.9 million for the year ended December 31, 2004. The effective income tax rate for the segment was 33% for the year ended December 31, 2005 and 34% for the year ended December 31, 2004. The effective income tax rates for the years ended December 31, 2005 and 2004, were lower than the corporate income tax rate of 35% primarily due to the interest exclusion from taxable income.

As a result of the foregoing factors, operating earnings increased $18.2 million, or 7%, to $274.4 million for the year ended December 31, 2005, from $256.2 million for the year ended December 31, 2004.

Net realized/unrealized capital losses, as adjusted, decreased $6.6 million, or 74%, to $2.3 million for the year ended December 31, 2005, from $8.9 million for the year ended December 31, 2004. The decrease is due to fewer other than temporary impairments of fixed maturity securities including a $7.5 million recovery of previously impaired securities received as the result of a litigation settlement offset in part by more losses related to the mark to market of derivative activities, a software impairment, and losses versus gains on the sale of fixed maturity securities.

As a result of the foregoing factors and the inclusion of a 2004 other after-tax adjustment, net income available to common stockholders increased $25.7 million, or 10%, to $272.1 million for the year ended December 31, 2005, from $246.4 million for the year ended December 31, 2004. The other after-tax adjustment for the year ended December 31, 2004, had a negative impact on net income of $0.9 million due to the cumulative effect of accounting change, a result of our implementation of SOP 03-1.

Corporate and Other Segment

Corporate and Other Segment Summary Financial Data

The following table presents certain summary financial data relating to the Corporate and Other segment for the years indicated:

	For the year ended December 31,		
	2006	**2005**	**2004**
		(in millions)	
Operating Earnings Data:			
Operating Revenues(1):			
Total operating revenues	**$(27.4)**	$(59.1)	$(23.0)
Expenses:			
Total expenses	**(11.4)**	(6.9)	47.9
Operating loss before income taxes and preferred stock dividends	**(16.0)**	(52.2)	(70.9)
Income tax benefits	**(21.7)**	(48.5)	(50.5)
Preferred stock dividends	**33.0**	17.7	—
Operating loss	**(27.3)**	(21.4)	(20.4)
Net realized/unrealized capital gains (losses), as adjusted	**34.2**	(13.6)	26.4
Other after-tax adjustments	**41.2**	64.5	—
U.S. GAAP Reported:			
Net income available to common stockholders	**$ 48.1**	$ 29.5	$ 6.0

(1) Excludes net realized/unrealized capital gains (losses).

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Total operating revenues increased $31.7 million, or 54%, to a negative $27.4 million for the year ended December 31, 2006, from a negative $59.1 million for the year ended December 31, 2005. Net investment income increased $35.3 million reflecting an increase in average annualized investment yields as well as a decrease in investment expenses related to a significant variable interest in a coal-based synthetic fuel production facility. The decrease in investment expense from this investment largely corresponds to an increase in income taxes due to fewer estimated synthetic fuel tax credits generated from fuel production. Partially offsetting the increase in total revenues was a decrease of $3.5 million in fee revenue for transitional services provided to CitiMortgage, Inc., in the prior year, related to the sale of Principal Residential Mortgage, Inc., which is mostly offset by a corresponding change in total expense.

Total expenses decreased $4.5 million, or 65%, to a negative $11.4 million for the year ended December 31, 2006, from a negative $6.9 million for the year ended December 31, 2005. The decrease in total expenses was primarily due to a $9.8 million decrease in interest related to federal income tax activities as well as a $3.4 million decrease in transitional services provided to CitiMortgage, Inc., in the prior year, related to the sale of Principal Residential Mortgage, which is mostly offset in total revenue. The decrease in total expenses was largely offset by $12.2 million increase in interest related to the issuance of corporate debt.

Income tax benefits decreased $26.8 million, or 55%, to $21.7 million for the year ended December 31, 2006, from $48.5 million for the year ended December 31, 2005. The decrease was primarily due to a decrease in the estimated synthetic fuel tax credits in 2006, as well as a decrease in operating loss before income taxes and preferred stock dividends.

Preferred stock dividends increased $15.3 million, or 86%, to $33.0 million for the year ended December 31, 2006, from $17.7 million for the year ended December 31, 2005. The preferred stock dividends were a result of issuing preferred stock in June 2005.

As a result of the foregoing factors, operating loss increased $5.9 million, or 28%, to $27.3 million for the year ended December 31, 2006, from $21.4 million for the year ended December 31, 2005.

Net realized/unrealized capital gains, as adjusted, increased $47.8 million to $34.2 million for the year ended December 31, 2006, from $13.6 million net realized/unrealized losses for the year ended December 31, 2005. The increase was primarily due to the gain on sale of stock of an equity method investment, fewer losses on sales of invested assets, and the prior year impairment of an equity partnership interest.

As a result of the foregoing factors and the inclusion of other after-tax adjustments, net income available to common stockholders increased $18.6 million, or 63%, to $48.1 million for the year ended December 31, 2006, from $29.5 million for the year ended December 31, 2005. For the year ended December 31, 2006, net income included other after-tax adjustments totaling $41.2 million related to positive effects of: (1) gains on sales of real estate properties that qualify for discontinued operations treatment ($30.9 million) (2) a favorable court ruling on contested IRS issues for 1991 and later years ($18.8 million) and the negative effect of a contribution to the Principal Financial Group Foundation, Inc. ($8.5 million).

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Total operating revenues decreased $36.1 million to a negative $59.1 million for the year ended December 31, 2005, from a negative $23.0 million for the year ended December 31, 2004. Net investment income decreased $21.5 million primarily due to the increase in investment expenses related to the acquisition of a significant variable interest in a coal-based synthetic fuel production facility in June 2004. The increase in investment expense from this investment is more than offset by a decrease in income taxes due to synthetic fuel tax credits generated from fuel production. In addition, the decrease in total revenues was partially due to a decrease of $7.7 million in fee revenue for transitional services provided to CitiMortgage, Inc., in the prior year, related to the sale of Principal Residential Mortgage, Inc., which is mostly offset by a corresponding change in total expense. Furthermore, the decrease in total revenues was due to a $5.5 million increase in inter-segment eliminations included in this segment, which was offset by a corresponding change in total expenses.

Total expenses decreased $54.8 million to a negative $6.9 million for the year ended December 31, 2005, from a positive $47.9 million for the year ended December 31, 2004. The decrease in total expenses was partially due to a $23.0 million decrease in interest related to federal income tax audit activities as well as a $13.5 million decrease in interest related to the reduction of corporate debt. Furthermore, the decrease in total expenses was due to a $7.3 million decrease in transitional services provided to CitiMortgage, Inc., in the prior year, related to the sale of Principal Residential Mortgage, which is mostly offset in total revenue. Further contributing to the overall decrease was a $7.2 million decrease related to a prior year prepayment penalty recognized on the redemption of our surplus notes due 2024. In addition, inter-segment eliminations included in this segment increased $5.5 million, resulting in a decrease in total expenses.

Income tax benefits decreased $2.0 million, or 4%, to $48.5 million for the year ended December 31, 2005, from $50.5 million for the year ended December 31, 2004. The decrease was primarily due to a decrease in operating loss before income taxes and preferred stock dividends, a change in income tax reserves established for IRS tax matters, as well as a tax benefit associated with the sale of a foreign investment in 2004. Largely offsetting these decreases in income tax benefits are a full year of synthetic fuel tax credits.

Preferred stock dividends were $17.7 million for the year ended December 31, 2005, with no corresponding activity for the year ended December 31, 2004. The preferred stock dividends were a result of issuing preferred stock in June 2005.

As a result of the foregoing factors, operating loss increased $1.0 million, or 5%, to $21.4 million for the year ended December 31, 2005, from $20.4 million for the year ended December 31, 2004.

Net realized/unrealized capital losses, as adjusted, increased $40.0 million to $13.6 million for the year ended December 31, 2005, from $26.4 million net realized/unrealized gains for the year ended December 31, 2004. The increase in net realized/unrealized capital losses was primarily due to less mark to market gains on certain seed money investments, increased losses on sales of invested assets, and the impairment of an equity partnership interest.

As a result of the foregoing factors and the inclusion of other after-tax adjustments, net income available to common stockholders increased $23.5 million to $29.5 million for the year ended December 31, 2005, from $6.0 million for the year ended December 31, 2004. For the year ended December 31, 2005, net income included the positive effect of other after-tax adjustments totaling $64.5 million related to: (1) a decrease in income tax reserves and associated interest related to IRS tax matters ($42.2 million) and (2) gains on sales of real estate properties that qualify for discontinued operations treatment ($22.3 million).

Liquidity and Capital Resources

Our legal entity organizational structure has an impact on our ability to meet cash flow needs as an organization. Following is a simplified organizational structure.


Principal Financial Group, Inc.
Principal Financial Services, Inc.
Principal Life Insurance Company
Principal International Entities
Other Subsidiaries
Other Subsidiaries

The Holding Companies: Principal Financial Group, Inc. and Principal Financial Services, Inc.

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of business operations. Our parent holding company, Principal Financial Group, Inc., is a Delaware business corporation, whose assets primarily consist of the outstanding capital stock of its subsidiaries. As a holding company, Principal Financial Group Inc.'s ability to meet cash requirements, including the payments of dividends on common stock and the repurchase of stock, substantially depends upon dividends from subsidiaries, primarily Principal Life.

Dividends from Principal Life

The payment of stockholder dividends by Principal Life to its parent company is limited by Iowa laws. Under Iowa laws, Principal Life may pay dividends only from the earned surplus arising from its business and must receive the prior approval of the Insurance Commissioner of the State of Iowa ("the Commissioner") to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. The current statutory limitation is the greater of:

- 10% of Principal Life's statutory policyholder surplus as of the previous year-end; or
- the statutory net gain from operations from the previous calendar year.

Iowa law gives the Commissioner discretion to disapprove requests for dividends in excess of these limits. Based on this limitation and 2006 statutory results, Principal Life could pay approximately $660.4 million in stockholder dividends in 2007 without exceeding the statutory limitation. Principal Life was able to pay approximately $630.7 million in statutory dividends in 2006 based on its 2005 statutory financial results without being subject to the restrictions on payment of extraordinary stockholder dividends.

On February 28, 2006, Principal Life declared a common stock dividend to its parent company of up to $625.0 million. The ordinary stockholder dividends paid by Principal Life to its parent company in 2006 were $426.2 million. Principal Life requested and received permission from the Commissioner to pay an extraordinary dividend in the amount of $750.0 million. The extraordinary stockholder dividends paid by Principal Life to its parent in 2006 were $750.0 million.

On November 2, 2005, Principal Life declared a dividend of up to $300.0 million. Total stockholder dividends paid by Principal Life to its parent company in 2005 were $200.0 million.

On May 19, 2004, Principal Life declared a dividend of up to $1.2 billion. Total ordinary stockholder dividends paid by Principal Life to its parent company in 2004 were $494.0 million. In March 2004, Principal Life redeemed $200.0 million of its surplus notes at a cost of $207.2 million. Principal Life and the Commissioner have agreed that this $207.2 million will be applied against Principal Life's 2004 ordinary dividend capacity. Principal Life requested and received permission from the Commissioner to pay an extraordinary dividend in the amount of $700.0 million, of which $630.0 million was paid in 2004.

Shelf Registration

Registration Statement. Although we generate adequate cash flow to meet the needs of our normal operations, periodically the need may arise to issue debt to fund internal expansion, acquisitions, investment opportunities and retirement of existing debt and equity. In December 2003, we filed a shelf registration statement with the Securities and Exchange Commission, which became effective on June 30, 2004. The shelf registration totals $3.0 billion, with the ability to issue debt securities, preferred stock, common stock, warrants, stock purchase contracts and stock purchase units of PFG and trust preferred securities of three subsidiary trusts. If we issue additional securities, we intend to use the proceeds from the sale of the securities for general corporate purposes, including working capital, capital expenditures, investments in subsidiaries, share repurchase, acquisitions and refinancing of debt, including commercial paper and other short-term indebtedness. Principal Financial Services, Inc. unconditionally guarantees our obligations with respect to one or more series of debt securities described in the shelf registration statement.

Senior Note Issuance. On October 16 and December 5, 2006, we issued $500.0 million and $100.0 million, respectively, of senior notes from our shelf registration, for net proceeds of $597.5 million. The notes will bear interest at a rate of 6.05% per year. Interest on the notes is payable semi-annually on April 15 and October 15, beginning on April 15, 2007. The notes will mature on October 15, 2036. A portion of the proceeds was used to fund the acquisition of WM Advisors, Inc., with the remaining proceeds being used for general corporate purposes. Following our senior note issuance, we now have the ability to issue up to $1.85 billion of debt securities, preferred stock, common stock, warrants, stock purchase contracts and stock purchase units of PFG and trust preferred securities of three subsidiary trusts, under the shelf registration.

Preferred Stock Issuances. On June 16, 2005, we issued 13.0 million shares of non-cumulative perpetual preferred stock under our shelf registration for net proceeds of $542.0 million. Substantially all of the preferred securities proceeds were used to repurchase shares of outstanding common stock.

Preferred Stock Dividend Restrictions and Payments. The certificates of designations for the preferred stock restrict the declaration of preferred dividends if we fail to meet specified capital adequacy, net income or stockholders' equity levels. As of December 31, 2006, we have no preferred dividend restrictions.

On March 30, 2006, June 30, 2006, October 2, 2006, and January 2, 2007, we paid a dividend of $8.3 million, $8.2 million, $8.3 million and $8.2 million, respectively, equal to $1.39 per share on Series A non-cumulative perpetual preferred stock and equal to $0.41 per share on Series B non-cumulative perpetual preferred stock. Dividends were paid to stockholders of record as of March 15, 2006, June 15, 2006, September 14, 2006, and December 14, 2006, respectively.

On September 30, 2005, and December 30, 2005, we paid a dividend of $9.4 million, and $8.3 million, respectively, equal to $1.59 per share and $1.39 per share, respectively, on Series A non-cumulative perpetual preferred stock and equal to $0.47 per share and $0.41 per share, respectively, on Series B non-cumulative perpetual preferred stock, to stockholders of record as of September 1, 2005, and December 15, 2005, respectively.

Common Stock Issued and Treasury Stock Acquired

Another source of liquidity is issuance of our common stock. Proceeds from the issuance of our common stock were $66.2 million and $59.9 million in 2006 and 2005, respectively.

In 2006, we paid $214.7 million in dividends to common stockholders. We paid a dividend of $0.80 per share on December 15, 2006, to stockholders of record as of November 22, 2006. In 2005, we paid $182.2 million, or $0.65 per share, in dividends to common stockholders. In 2004, we paid $166.5 million, or $0.55 per share, in dividends to common stockholders.

Our Board of Directors has authorized various repurchase programs under which we are allowed to purchase shares of our outstanding common stock. Shares repurchased under these programs are accounted for as treasury stock, carried at cost and reflected as a reduction to stockholders' equity. The repurchases are made in the open market or through privately negotiated transactions, from time to time, depending on market conditions.

On November 28, 2006, our Board of Directors authorized a repurchase program of up to $250.0 million of our outstanding common stock. As of December 31, 2006, no purchases have been made under this program.

On May 19, 2006, following our Board of Directors' share repurchase authorization, we entered into an accelerated common stock repurchase agreement with a third party investment bank for an aggregate purchase price of $500.0 million. On this date, we paid $500.0 million and received the initial delivery of 7.7 million common shares, while retaining the right to receive additional common shares depending on the volume weighted average share price of our common stock over the program's duration. The program was completed in November 2006. Under this program, we purchased 9.3 million common shares at an average price of $53.59.

In November 2005, our Board of Directors authorized a repurchase program of up to $250.0 million of our outstanding common stock. This program was completed in May 2006. Under this program, we acquired 5.1 million shares in the open market at an aggregate cost of $250.0 million in 2006.

In June 2005, following our Board of Directors authorization of the repurchase of up to 15.0 million shares of our outstanding common stock, we entered into an accelerated stock repurchase agreement with a third party investment banker for approximately 13.7 million shares of our common stock with an initial payment of $542.3 million. This transaction was subject to a market pricing adjustment provision based on the volume weighted average market price over the execution period, which could be settled in shares or cash. On October 3, 2005, we elected to settle in cash. On November 10, 2005, the transaction was completed for an additional payment of $84.0 million. We do not intend to make further purchases under this program.

In March 2005, our Board of Directors authorized a repurchase program of up to $250.0 million of our outstanding common stock. This program began after the completion of the May 2004 repurchase program, which authorized the repurchase of up to $700.0 million of our outstanding common stock. Under the May 2004 and March 2005 repurchase programs, we acquired 8.4 million shares in the open market at an aggregate cost of $325.0 million in 2005. Of that amount, $75.0 million was acquired under the May 2004 repurchase program and $250.0 million was acquired under the March 2005 repurchase program. The share repurchase program announced in March 2005 was completed in May 2005.

Our Board of Directors authorized a repurchase program of up to $700.0 million of our outstanding common stock in May 2004. We acquired 21.7 million common shares in the open market at an aggregate cost of $772.0 million during the year ended December 31, 2004. Of that amount, $625.0 million was acquired under the May 2004 repurchase program and $147.0 million was acquired under the May 2003 repurchase program which was completed in 2004.

Sources of liquidity also include facilities for short-term and long-term borrowing as needed, arranged through our intermediate holding company, Principal Financial Services Inc. ("PFSI"), and its subsidiaries. See "Contractual Obligations and Commercial Commitments" below.

Principal Life

Historically, the primary cash flow sources for Principal Life have been premiums from life and health insurance products, pension and annuity deposits, asset management fee revenues, administrative services fee revenues, income from investments, proceeds from the sales or maturity of investments, long-term debt and short-term borrowings. Cash outflows consist primarily of payment of benefits to policyholders and beneficiaries, income and other taxes, current operating expenses, payment of dividends to policyholders, payments in connection with investments acquired, payments made to acquire subsidiaries, payment of dividends to parent, and payments relating to policy and contract surrenders, withdrawals, policy loans, interest expense and repayment of short-term borrowings and long-term debt.

Principal Life maintains investment strategies generally intended to provide adequate funds to pay benefits without forced sales of investments. Products having liabilities with longer lives, such as life insurance and full-service payout pension products, are matched with assets having similar estimated lives such as mortgage loans, long-term bonds and private placement bonds. Shorter-term liabilities are matched with investments such as short and medium-term fixed maturities. In addition, highly liquid, high quality short-term investments are held to fund anticipated operating expenses, surrenders, withdrawals and development and maintenance expenses associated with new products and technologies. Our privately placed fixed maturity securities, commercial mortgage loans and real estate investments are generally less liquid than our publicly traded fixed maturity securities. These asset classes represented approximately 41% and 40% of the value of our consolidated invested assets as of December 31, 2006 and 2005 respectively. See "Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk" for a discussion of duration matching.

Life insurance companies generally produce a positive cash flow from operations, as measured by the amount by which cash inflows are adequate to meet benefit obligations to policyholders and normal operating expenses as they are incurred. The remaining cash flow is generally used to increase the asset base to provide funds to meet the need for future policy benefit payments and for writing and acquiring new business. It is important to match the investment portfolio maturities to the cash flow demands of the type of annuity, investment or insurance product being provided. Principal Life continuously monitors benefits, surrenders and maturities to provide projections of future cash requirements. As part of this monitoring process, Principal Life performs cash flow testing of many of its assets and liabilities under various scenarios to evaluate the adequacy of reserves. In developing its investment strategy, Principal Life establishes a level of cash and securities which, combined with expected net cash inflows from operations, maturities of fixed maturity investments and principal payments on mortgage-backed securities and commercial mortgage loans, are believed adequate to meet anticipated short-term and long-term benefit and expense payment obligations. There can be no assurance that future experience regarding benefits and surrenders will be similar to historic experience since withdrawal and surrender levels are influenced by such factors as the interest rate environment and the claims paying ability and financial strength ratings of Principal Life.

Principal Life takes into account asset-liability management considerations in the product development and design process. Contract terms of 98% of Principal Life's universal and variable universal life insurance products as of December 31, 2006 and 2005, include surrender and withdrawal provisions which mitigate the risk of losses due to early withdrawals. These provisions generally do one or more of the following: limit the amount of penalty-free withdrawals; limit the circumstances under which withdrawals are permitted; or assess a surrender charge or market value adjustment relating to the underlying assets. The market value adjustment feature in Principal Life's fixed annuity products adjusts the surrender value of a contract in the event of surrender prior to the end of the contract period to protect Principal Life against losses due to higher interest rates at the time of surrender.

Our guaranteed investment contracts ("GICs") and funding agreements contain provisions limiting early surrenders, including penalties for early surrenders and minimum notice requirements.

The following table presents U.S. GAAP reserves for guaranteed investment contracts and funding agreements by withdrawal provisions as of December 31, 2006 and 2005:

	December 31,	
	2006	**2005**
	(in millions)	
Book Value Out(1)		
Surrenderable:		
Book value out without surrender charge	**$ 3.1**	$ 3.7
Book value out with surrender charge	**2,322.4**	2,189.0
Total surrenderable	**2,325.5**	2,192.7
Total book value out	**2,325.5**	2,192.7
Market Value Out(2)		
Less than 30 days' notice	**—**	—
30 to 89 days' notice	**—**	23.8
90 to 180 days' notice	**950.1**	335.7
More than 180 days' notice	**3,261.1**	3,591.8
No active surrender provision	**314.8**	252.3
Total market value out	**4,526.0**	4,203.6
Not puttable or surrenderable	**19,698.2**	18,037.3
Total GICs and funding agreements	**$26,549.7**	$24,433.6

(1) Book Value Out: The amount equal to the sum of deposits less withdrawals with interest accrued at the contractual interest rate.

(2) Market Value Out: The amount equal to the book value out plus a market value adjustment to adjust for changes in interest rates.

International Asset Management and Accumulation Operations

Our Brazilian, Hong Kong, Indian, and Mexican operations produced positive cash flow from operations for the year ended December 31, 2006. For the years ended December 31, 2005 and 2004, our Chilean, Indian and Mexican operations produced positive cash flow from operations. These cash flows have been historically maintained at the local country level for strategic expansion purposes and local capital requirements. Our international operations have required infusions of capital primarily to fund acquisitions and to a lesser extent, to meet the cash outflow and capital requirements of certain operations. Our capital funding of these operations is consistent with our long-term strategy to establish viable companies that can sustain future growth from internally generated sources. Based on reviews of our current capital needs and strategic opportunities within our foreign operations, we repatriated a portion of the capital from certain countries in 2006, 2005, and 2004.

Sources and Uses of Cash of Consolidated Operations

Activity, as reported in our consolidated statements of cash flows, provides relevant information regarding our sources and uses of cash. The following discussion of our operating, investing and financing portions of the cash flows excludes cash flows attributable to our discontinued operations, which were as follows:

	For the year ended December 31,		
Cash flows attributable to discontinued operations:	**2006**	**2005**	**2004**
		(in millions)	
Net cash provided by (used in) operating activities	**$(1.1)**	$ 125.1	$ 627.7
Net cash used in investing activities	**(0.9)**	(125.0)	(473.7)
Net cash provided by financing activities	**—**	—	600.0

Net cash provided by operating activities was $2,278.5 million, $2,126.2 million and $2,031.5 million for the years ended December 31, 2006, 2005, and 2004, respectively. The increase in cash provided by operating activities in 2006 compared to 2005 was primarily related to the payment in 2005 of an IRS deficiency related to the examination for 1999 - 2001. Also contributing to the increase in cash provided by operating activities was an increase in proceeds in the net mortgage loans held for sale activity, due to the transition of our CMBS platform from Principal Commercial Funding I to a newly created entity, Principal Commercial Funding II, which is accounted for under the equity method of accounting. The increase in cash provided by operating activities in 2005 compared to 2004 is due to an increase in premiums and fees and other revenues received. This increase is partially offset by increased taxes paid in 2005, largely due to the 2005 payment of an Internal Revenue Service deficiency related to the examination for 1999-2001.

Net cash used in investing activities was $3,912.9 million, $1,483.7 million and $3,184.6 million for the years ended December 31, 2006, 2005, and 2004, respectively. The increase in cash used in investing activities in 2006 compared to 2005 was primarily due to a decrease in sales and fewer maturities of available-for-sales securities, partially offset by a decrease in purchases of available-for-sale securities. Also contributing to the increase was an increase in mortgage loans acquired and a decrease in mortgage loans sold. The acquisition of WM Advisors in the fourth quarter of 2006 also contributed to the increase in cash used in investing activities. The decrease in cash used in 2005 for investing activities compared to 2004 is primarily due to a decrease in the net acquisitions of available-for-sale securities and mortgage loans. Offsetting this was the sale of subsidiaries, including the sale of Principal Residential Mortgage, Inc. to CitiMortgage, Inc., in 2004, with no corresponding activity in 2005.

Net cash provided by financing activities was $1,585.9 million, $546.2 million and $414.1 million for the years ended December 31, 2006, 2005, and 2004, respectively. The increase in cash provided by financing activities in 2006 compared to 2005 was primarily due to the issuance of $600.0 million of senior notes from our shelf registration in the fourth quarter of 2006 in addition to an increase in net deposits of investment contracts and a decrease in treasury stock acquisitions in 2006 compared to 2005. Offsetting these increases in cash provided were repayments of short-term borrowings, as well as the preferred stock issuance in 2005, with no corresponding activity in 2006. The increase in cash provided by financing activities in 2005 compared to 2004 was primarily due to a preferred stock issuance in 2005, increases in short term borrowing as well as a reduction in long term debt repayments in 2005. These increases were partially offset by a decrease in net deposits of investment contracts, an increase in treasury stock acquisitions and the accelerated stock repurchase settlement.

Given the historical cash flow of our subsidiaries and the financial results of these subsidiaries, we believe the cash flow from our consolidated operating activities over the next year will provide sufficient liquidity for our operations, as well as satisfy interest payments and any payments related to debt servicing.

Impacts of Income Taxes

The Internal Revenue Service (the "Service") has completed examinations of the U.S. consolidated federal income tax returns for 2003 and prior years. The Service's completion of the examinations for the years 1999 - 2001 resulted in notices of deficiency dated December 29, 2004, and March 1, 2005. We paid the deficiencies (approximately $444.0 million for 1999 and 2000, and $1.3 million for 2001, including interest) in the first quarter of 2005 and have filed, or will file, claims for refund relating to the disputed adjustments. The examination for the years 2002 and 2003 resulted in a refund of approximately $176.7 million (including interest) of which $161.5 million related to deficiencies previously paid as a result of the 1999-2001 examination. We believe that we have adequate defenses against, or sufficient provisions for, the contested issues, but final resolution of the contested issues could take several years while legal remedies are pursued. Consequently, we do not expect the ultimate resolution of issues in tax years 1999 - 2003 to have a material impact on our net income. Similarly, we believe there are adequate defenses against, or sufficient provisions for, any challenges that might arise in tax years subsequent to 2003.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act included a repatriation provision granting U.S. corporations a special deduction of 85% of certain qualifying dividends from their foreign subsidiaries. A company could elect to apply this provision to qualifying earnings that were repatriated in its 2005 tax year. Pursuant to the Act, we implemented two domestic reinvestment plans in 2005. In accordance with the provisions of the Internal Revenue Code, we elected an 85% dividend received deduction on eligible cash dividends totaling $28.8 million.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges is a measure of our ability to cover fixed costs with current period earnings. A high ratio indicates that earnings are sufficiently covering committed expenses. The following table sets forth, for the years indicated, our ratios of:

- earnings to fixed charges before interest credited on investment products; and
- earnings to fixed charges.

	For the year ended December 31,				
	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges before interest credited on investment products	10.2	11.1	9.5	7.5	4.5
Ratio of earnings to fixed charges	2.2	2.1	2.0	1.9	1.4

We calculate the ratio of "earnings to fixed charges before interest credited on investment products" by dividing the sum of income from continuing operations before income taxes (BT), interest expense (I), interest factor of rental expense (IF) less undistributed income from equity investees (E) by the sum of interest expense (I), interest factor of rental expense (IF), preferred stock dividends by the registrant (PD) and dividends on majority-owned subsidiary redeemable preferred securities (non-intercompany) (D). The formula for this ratio is: (BT+I+IF-E)/(I+IF+PD+D).

We calculate the ratio of "earnings to fixed charges" by dividing the sum of income from continuing operations before income taxes (BT), interest expense (I), interest factor of rental expense (IF) less undistributed income from equity investees (E) and the addition of interest credited on investment products (IC) by interest expense (I), interest factor of rental expense (IF), preferred stock dividends by the registrant (PD), dividends on majority-owned subsidiary redeemable preferred securities (non-intercompany) (D) and interest credited on investment products (IC). The formula for this ratio is: (BT+I+IF-E+IC)/(I+IF+PD+D+IC). "Interest credited on investment products" includes interest paid on guaranteed investment contracts, funding agreements and other investment-only pension products. Similar to debt, these products have a total fixed return and a fixed maturity date.

Contractual Obligations and Commercial Commitments

The following table presents payments due by period for long-term contractual obligations as of December 31, 2006:

Contractual Obligations(1)	Total Payments	Payments due in year ending 2007	2008- 2009	2010- 2011	2012 and thereafter
			(in millions)		
Contractholder funds(2)	$ 57,615.5	$ 8,653.1	$12,054.9	$ 8,661.3	$28,246.2
Future policy benefits and claims(3)	38,503.6	1,945.2	3,231.3	3,126.5	30,200.6
Long-term debt(4)	1,553.8	143.5	94.8	578.7	736.8
Certificates of deposit(5)	870.9	430.6	376.2	60.0	4.1
Other long-term liabilities(6)	674.2	457.1	—	—	217.1
Capital leases	17.9	0.9	2.1	2.3	12.6
Long-term debt interest	1,624.9	104.2	184.8	164.9	1,171.0
Operating leases(7)	215.5	56.4	85.1	43.8	30.2
Purchase obligations(8)	739.3	707.2	23.1	9.0	—
Total contractual obligations	$101,815.6	$12,498.2	$16,052.3	$12,646.5	$60,618.6

(1) Excludes short-term liabilities, other policyholder funds, taxes and short-term debt as these are not long-term and/or not contractual in nature. Also excludes obligations under our pension and other postretirement benefit plans as benefit payments will be made under a funded plan and will not require company contributions or payments within a five-year period. In addition, separate account liabilities are excluded. Separate account liabilities represent the fair market value of funds that are separately administered by the Company. Generally, the separate account contract owner, rather than the Company, bears the investment risk of these funds. The separate account liabilities are legally segregated and are not subject to claims that arise out of any other business of the Company. Net deposits, net investment income and realized and unrealized capital gains and losses on the separate accounts are not reflected in the consolidated statement of operations. The separate account obligations will be fully funded by cash flows from the separate account assets.

(2) Includes GICs, funding agreements (described below), individual fixed annuities, universal life insurance, and other investment-type contracts.

Our guaranteed investment contracts and funding agreements contain provisions limiting early surrenders, which typically include penalties for early surrenders, minimum notice requirements or, in the case of funding agreements with survivor options, minimum pre-death holding periods and specific maximum amounts.

Funding agreements include those issued directly to nonqualified institutional investors, as well as to three separate programs where the funding agreements have been issued directly or indirectly to unconsolidated special purpose entities. Claims for principal and interest under funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws.

We are authorized to issue up to $4.0 billion of funding agreements under a program established in 1998 to support the prospective issuance of medium term notes by an unaffiliated entity in non-U.S. markets. As of December 31, 2006 and 2005, $3,770.4 million and $3,203.6 million, respectively, of liabilities are being held with respect to the issuance outstanding under this program. We do not anticipate any new issuance activity under this program as we are authorized to issue up to Euro 4.0 billion (approximately USD$5.3 billion) of funding agreements under a program established in 2006 to support the prospective issuance of medium term notes by an unaffiliated entity in non-U.S. markets. The unaffiliated entity is an unconsolidated special purpose vehicle. As of December 31, 2006, $474.1 million of liabilities are outstanding with respect to the issuance outstanding under this new program.

In addition, we are authorized to issue up to $7.0 billion of funding agreements under a program established in 2001 to support the prospective issuance of medium term notes by an unaffiliated entity in both domestic and international markets. As of December 31, 2006 and 2005, $3,747.9 million and $4,744.5 million, respectively, of liabilities were being held with respect to the issuance outstanding under this program. We do not anticipate any new issuance activity under this program, given our December 2005 termination of the dealership agreement for this program and the availability of the SEC-registered program described in the following paragraph.

We are authorized to issue up to $4.0 billion of funding agreements under a program established in March 2004 to support the prospective issuance of medium term notes by unaffiliated entities in both domestic and international markets. In recognition of the use of nearly all $4.0 billion of initial issuance authorization, the program was amended in February 2006 to authorize issuance of up to an additional $5.0 billion. Under this program, both the notes and the supporting funding agreements are registered with the SEC. As of December 31, 2006 and 2005, $5,831.4 million and $3,667.9 million, respectively, of liabilities are being held with respect to the issuance outstanding under this program. In contrast with direct funding agreements, GIC issuances and the other two funding agreement-backed medium term note programs described above, Principal Life's payment obligations on each funding agreement issued under this SEC-registered program are guaranteed by Principal Financial Group, Inc.

Amounts included in the contractholder funds line item reflect estimated cash payments to be made to policyholders. The sum of the cash outflows shown for all years in the table exceeds the corresponding liability amount included in our consolidated financial statements as of December 31, 2006. The liability amount in our consolidated financial statements reflects estimated cash payments to policyholders, assumptions with regard to the timing of cash payments and discounting for interest.

(3) Amounts included in the future policy benefits and claims line item reflect estimated cash payments to be made to policyholders. The sum of the cash outflows shown for all years in the table exceeds the corresponding liability amount included in our consolidated financial statements as of December 31,2006. The liability amount in our consolidated financial statements reflects estimated cash payments to policyholders, reductions for expected future premiums, assumptions with regard to the timing of cash payments and discounting for interest.

(4) The following are included in long-term debt:

On October 16 and December 5, 2006, we issued $500.0 million and $100.0 million, respectively, of senior notes from our shelf registration, which was filed with the SEC in December 2003. The notes will bear interest at a rate of 6.05% per year. Interest on the notes is payable semi-annually on April 15 and October 15, beginning on April 15, 2007. The notes will mature on October 15, 2036. A portion of the proceeds was used to fund the acquisition of WM Advisors, Inc., with the remaining proceeds being used for general corporate purposes.

On November 3, 2005, Principal International de Chile S.A., a wholly owned indirect subsidiary, entered into long-term borrowing agreements with two Chilean banks in the amount of US $93.9 million. This debt is denominated in Unidades de Formento ("UF"), a Chilean inflation-indexed, peso-denominated monetary unit. Of this amount, US $49.0 million of UF +4.59% notes and US $44.9 million of UF +4.93% notes mature on November 3, 2011. Interest on the notes is payable semi-annually on May 3 and November 3 each year. The debt outstanding and interest expense will vary due to fluctuations in the Chilean peso to US dollar exchange rates and Chilean inflation.

On August 25, 1999, Principal Financial Group (Australia) Holdings Pty. Limited, a wholly owned indirect subsidiary, issued $665.0 million of unsecured redeemable long-term debt. Of this amount, $200.0 million of 7.95% notes matured on August 15, 2004, with the remaining $465.0 million in 8.2% notes due August 15, 2009. On December 28, 2001, all of the long-term debt obligations of Principal Financial Group (Australia) Holdings Pty. Limited were assumed by its parent, Principal Financial Services, Inc.

On March 10, 1994, Principal Life issued $100.0 million of surplus notes due March 1, 2044, at an 8% annual interest rate. None of our affiliates hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner and only to the extent that Principal Life has sufficient surplus earnings to make such payments.

Subject to Commissioner approval, the notes due March 1, 2044, may be redeemed at Principal Life's election on or after March 1, 2014, in whole or in part at a redemption price of approximately 102.3% of par. The approximate 2.3% premium is scheduled to gradually diminish over the following ten years. These notes may be redeemed on or after March 1, 2024, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

Long-term debt also includes $298.0 million of mortgages and other notes payable related to real estate developments. We, including certain subsidiaries, had $135.0 million in credit facilities as of December 31, 2006, with various financial institutions, in addition to obtaining loans with various lenders to finance these developments. Outstanding principal balances as of December 31, 2006, range from $0.3 million to $96.2 million per development with interest rates generally ranging from 5.5% to 8.6%. Outstanding principal balances as of December 31, 2005, range from $0.3 million to $97.5 million per development with interest rates generally ranging from 5.5% to 8.6%. Outstanding debt is secured by the underlying real estate properties, which were reported as real estate on our consolidated statements of financial position with a carrying value of $246.2 million and $284.1 million as of December 31, 2006 and 2005, respectively.

In addition to the mortgages and notes payable noted above, we assumed a long-term debt obligation with the purchase of WM Advisors, Inc. As part of the purchase, we will be bound by a class B share financing agreement previously entered into by WM Advisors, Inc. and a third party, which was assigned a value of $86.9 million at purchase. Load mutual fund shares sold without a front end load are referred to as "B shares". In exchange for paying the selling commission, the company receives fees in the future to recover the up-front commission cost incurred. Prior to our purchase, WM Advisors, Inc. had entered into a purchase and sale agreement whereby the third party would purchase the rights to future cash flow streams in exchange for funding the sales commissions. The fair value of these relinquished fees is reported as a long-term debt liability. There will be no additional sales under this agreement following the effective date of the purchase. Therefore, this liability will be extinguished within eight years, which equates to the contractual term in which the fund can recover fees to cover the upfront commission costs.

(5) Amounts included in the certificates of deposit line item reflect estimated cash payments to be made, including expected interest payments. Certificates of deposits are reported as other liabilities on our consolidated statement of financial position.

(6) Other long-term liabilities include other liabilities reflected in the consolidated statement of financial position that are contractual, non-cancelable and long-term in nature. This line item excludes accruals and short-term items in the amount of $3,209.4 million.

(7) As a lessee, we lease office space, data processing equipment and office furniture and equipment under various operating leases.

(8) Purchase obligations include material contracts where we have a non-cancelable commitment to purchase goods and services in addition to commitments to originate loans and purchase investments.

Contractual Commitments

In connection with our banking business, we make additional commitments to extend credit, which are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A majority of these commitments are lines of credit and are expected to expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash funding requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The total commitments to fund loans were $135.7 million as of December 31, 2006.

Short-Term Debt

The components of short-term debt as of December 31, 2006 and 2005 are as follows:

	December 31,	
	2006	**2005**
	(in millions)	
Commercial paper	**$ —**	$349.9
Other recourse short-term debt	**23.1**	55.1
Non-recourse short-term debt	**61.0**	71.4
Total short-term debt	**$84.1**	$476.4

As of December 31, 2006, we had credit facilities with various financial institutions in an aggregate amount of $887.7 million. As of December 31, 2006 and 2005, we had $84.1 million and $476.4 million of outstanding borrowings related to our credit facilities, with $74.5 million and $110.6 million of assets pledged as support, respectively. Assets pledged consisted primarily of commercial mortgages and securities. Our credit facilities also include a $600.0 million back-stop facility to provide 100% support for our commercial paper program, of which there were no outstanding balances as of December 31, 2006.

The weighted-average interest rates on short-term borrowings as of December 31, 2006 and 2005, were 5.6% and 4.5% respectively.

Off-Balance Sheet Arrangements

Variable Interest Entities. We have relationships with various types of special purpose entities and other entities where we have a variable interest as described in "Notes to Consolidated Financial Statements, Note 5 Variable Interest Entities." We do not have a direct or contingent obligation related to our unconsolidated variable interest entities other than described below.

Synthetic Fuel Production Facility. In June 2004, we acquired a significant variable interest in a coal-based synthetic fuel production facility where we are not the primary beneficiary. Our minority ownership interest was acquired in exchange for consideration of $37.0 million, which is primarily comprised of a non-recourse note payable for $36.0 million, as well as a commitment to fund our pro-rata share of the operations. We have also agreed to make additional payments to the seller based on our pro-rata allocation of the tax credits generated by the facility. The synthetic fuel produced at the facility through 2007 qualifies for tax credits pursuant to the provisions of the Internal Revenue Code (currently credits are not available for fuel produced after 2007). Our obligation to support the entity's future operations is, therefore, limited to the tax benefit we expect to receive.

Retained Interests in Securitized Assets. We, along with other contributors, sell commercial mortgage loans in securitization transactions to trusts. As these trusts are classified as a qualifying special purpose entity, they are not subject to the VIE consolidation rules. We may retain interests in the securitization transaction. At December 31, 2006 and 2005, the fair values of retained interests related to the securitizations of commercial mortgage loans were $345.3 million and $321.0 million, respectively. The investors and the securitization entities have no recourse to our assets for failure of debtors to pay when due. The value of our retained interests is subject primarily to credit risk.

Guarantees and Indemnifications. In the normal course of business, we have provided guarantees to third parties primarily related to a former subsidiary, joint ventures and industrial revenue bonds. These agreements generally expire through 2019. The maximum exposure under these agreements as of December 31, 2006, was approximately $180.0 million; however, we believe the likelihood is remote that material payments will be required and therefore have not accrued for a liability on our consolidated statements of financial position. Should we be required to perform under these guarantees, we generally could recover a portion of the loss from third parties through recourse provisions included in agreements with such parties, the sale of assets held as collateral that can be liquidated in the event that performance is required under the guarantees or other recourse generally available to us. Therefore, such guarantees would not result in a material adverse effect on our business or financial position. It is possible that such outcomes could materially affect net income in a particular quarter or annual period. The fair value of such guarantees is not material.

We are also subject to various other indemnification obligations issued in conjunction with certain transactions, primarily the sale of Principal Residential Mortgage, Inc. and other divestitures, acquisitions and financing transactions whose terms range in duration and often are not explicitly defined. Certain portions of these indemnifications may be capped, while other portions are not subject to such limitations; therefore, the overall maximum amount of the obligation under the indemnifications cannot be reasonably estimated. While we are unable to estimate with certainty the ultimate legal and financial liability with respect to these indemnifications, we believe the likelihood is remote that material payments would be required under such indemnifications and therefore such indemnifications would not result in a material adverse effect on our business or financial position. It is possible that such outcomes could materially affect net income in a particular quarter or annual period. The fair value of such indemnifications was determined to be insignificant.

Investments

We had total consolidated assets as of December 31, 2006, of $143.7 billion, of which $60.3 billion were invested assets. The rest of our total consolidated assets are comprised primarily of separate account assets for which we do not bear investment risk. Because we generally do not bear any investment risk on assets held in separate accounts, the discussion and financial information below does not include such assets. Of our invested assets, $57.0 billion were held by our U.S. operations and the remaining $3.3 billion were held by our International Asset Management and Accumulation segment.

U.S. Investment Operations

Our U.S. invested assets are managed by Principal Global Investors, a subsidiary of Principal Life. Our primary investment objective is to maximize after-tax returns consistent with acceptable risk parameters. We seek to protect policyholders' benefits by optimizing the risk/return relationship on an ongoing basis, through asset/liability matching, reducing the credit risk, avoiding high levels of investments that may be redeemed by the issuer, maintaining sufficiently liquid investments and avoiding undue asset concentrations through diversification. We are exposed to three primary sources of investment risk:

- credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest;
- interest rate risk, relating to the market price and/or cash flow variability associated with changes in market yield curves; and
- equity risk, relating to adverse fluctuations in a particular common stock.

Our ability to manage credit risk is essential to our business and our profitability. We devote considerable resources to the credit analysis of each new investment. We manage credit risk through industry, issuer and asset class diversification. Our Investment Committee, appointed by our Board of Directors, is responsible for establishing all investment policies and approving or authorizing all investments, except the Executive Committee of the Board must approve any investment transaction exceeding $500.0 million. As of December 31, 2006, there are ten members on the Investment Committee, two of whom are members of our Board of Directors. The remaining members are senior management members representing various areas of our company.

We also seek to reduce call or prepayment risk arising from changes in interest rates in individual investments. We limit our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer, and we require additional yield on these investments to compensate for the risk that the issuer will exercise such option. We assess option risk in all investments we make and, when we take that risk, we price for it accordingly.

Our Fixed Income Securities Committee, consisting of fixed income securities senior management members, approves the credit rating for the fixed maturity securities we purchase. Teams of security analysts organized by industry focus either on the public or private markets and analyze and monitor these investments. In addition, we have teams who specialize in residential mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, and public below investment grade securities. We establish a credit reviewed list of approved public issuers to provide an efficient way for our portfolio managers to purchase liquid bonds for which credit review has already been completed. Issuers remain on the list for one year unless removed by our analysts. Our analysts monitor issuers on the list on a continuous basis with a formal review documented annually or more frequently if material events affect the issuer. The analysis includes both fundamental and technical factors. The fundamental analysis encompasses both quantitative and qualitative analysis of the issuer.

The qualitative analysis includes an assessment of both accounting and management aggressiveness. In addition, technical indicators such as stock price volatility and credit default swap levels are monitored.

Our Fixed Income Securities Committee also reviews private transactions on a continuous basis to assess the quality ratings of our privately placed investments. We regularly review our investments to determine whether we should re-rate them, employing the following criteria:

- material declines in the issuer's revenues or margins;
- significant management or organizational changes;
- significant uncertainty regarding the issuer's industry;
- debt service coverage or cash flow ratios that fall below industry-specific thresholds;
- violation of financial covenants; and
- other business factors that relate to the issuer.

A dedicated risk management team is responsible for centralized monitoring of the commercial mortgage portfolio. We apply a variety of strategies to minimize credit risk in our commercial mortgage loan portfolio. When considering the origination of new commercial mortgage loans, we review the cash flow fundamentals of the property, make a physical assessment of the underlying security, conduct a comprehensive market analysis and compare against industry lending practices. We use a proprietary risk rating model to evaluate all new and a majority of existing loans within the portfolio. The proprietary risk model is designed to stress projected cash flows under simulated economic and market downturns. Our lending guidelines are designed to encourage 75% or less loan-to-value ratios and a debt service coverage ratio of at least 1.2 times. We analyze investments outside of these guidelines based on cash flow quality, tenancy and other factors. The weighted average loan-to-value ratio at origination for brick and mortar commercial mortgages in our portfolio was 67% and the debt service coverage ratio at loan inception was 1.7 times as of December 31, 2006.

We have limited exposure to equity risk in our common stock portfolio. Equity securities accounted for only 1% of our U.S. invested assets as of December 31, 2006.

Our investment decisions and objectives are a function of the underlying risks and product profiles of each primary business operation. In addition, we diversify our product portfolio offerings to include products that contain features that will protect us against fluctuations in interest rates. Those features include adjustable crediting rates, policy surrender charges and market value adjustments on liquidations. For further information on our management of interest rate risk, see "Quantitative and Qualitative Disclosures about Market Risk".

Overall Composition of U.S. Invested Assets

U.S. invested assets as of December 31, 2006, were predominantly of high quality and broadly diversified across asset class, individual credit, industry and geographic location. Asset allocation is determined based on cash flow and the risk/return requirements of our products. As shown in the following table, the major categories of U.S. invested assets are fixed maturity securities and commercial mortgages. The remainder is invested in real estate, residential mortgage loans, equity securities and other assets. In addition, policy loans are included in our invested assets. The following discussion analyzes the composition of U.S. invested assets, but excludes invested assets of the participating separate accounts.

U.S. Invested Assets

	December 31, 2006		December 31, 2005	
	Carrying Amount	% of Total	Carrying Amount	% of Total
		($ in millions)		
Fixed maturity securities:				
Public	**$28,772.4**	**51%**	$27,826.3	51%
Private	**13,651.4**	**24**	12,289.4	23
Equity securities	**795.7**	**1**	764.0	2
Mortgage loans:				
Commercial	**10,090.3**	**18**	9,890.7	18
Residential	**1,051.6**	**2**	1,088.5	2
Real estate held for sale	**118.2**	**—**	133.8	—
Real estate held for investment	**736.6**	**1**	754.6	1
Policy loans	**850.7**	**1**	827.7	2
Other investments	**972.6**	**2**	755.3	1
Total invested assets	**57,039.5**	**100%**	54,330.3	100%
Cash and cash equivalents	**1,535.8**		1,583.1	
Total invested assets and cash	**$58,575.3**		$55,913.4	

U.S. Investment Results

The following tables present the yield and investment income, excluding net realized/unrealized gains and losses for our U.S. invested assets. The annualized yield on U.S. invested assets and on cash and cash equivalents was 5.9% for the year ended December 31, 2006, compared to 5.7% for the year ended December 31, 2005. We calculate annualized yields using a simple average of asset classes at the beginning and end of the reporting period.

U.S. Invested Assets
Investment Income Yields by Asset Type

	For the year ended December 31,			
	2006		2005	
	Yield	Amount	Yield	Amount
	($ in millions)			
Fixed maturity securities	**6.0%**	**$2,478.3**	5.8%	$2,302.5
Equity securities	**7.1**	**55.1**	6.5	48.5
Mortgage loans — commercial	**6.5**	**653.3**	6.7	671.7
Mortgage loans — residential	**5.1**	**54.9**	4.7	51.9
Real estate	**7.4**	**64.7**	7.0	64.0
Policy loans	**6.1**	**50.9**	6.1	50.3
Cash and cash equivalents	**4.1**	**64.3**	3.3	32.1
Other investments	**8.9**	**76.4**	2.4	25.0
Total before investment expenses	**6.1**	**3,497.9**	5.9	3,246.0
Investment expenses	**0.2**	**132.2**	0.2	133.6
Net investment income	**5.9%**	**$3,365.7**	5.7%	$3,112.4

Fixed Maturity Securities

Fixed maturity securities consist of short-term investments, publicly traded debt securities, privately placed debt securities and redeemable preferred stock, and represented 75% and 74% of total U.S. invested assets as of December 31, 2006 and December 31, 2005, respectively. The fixed maturity securities portfolio was comprised, based on carrying amount, of 68% in publicly traded fixed maturity securities and 32% in privately placed fixed maturity securities as of December 31, 2006 and 69% in publicly traded fixed maturity securities and 31% in privately placed fixed maturity securities as of December 31, 2005. Included in the privately placed category as of December 31, 2006, and December 31, 2005, were $7.6 billion and $6.7 billion, respectively, of securities eligible for resale to qualified institutional buyers under Rule 144A under the Securities Act of 1933. Fixed maturity securities were diversified by category of issuer as of December 31, 2006, and December 31, 2005, as shown in the following table:

U.S. Invested Assets
Fixed Maturity Securities by Type of Issuer

	December 31, 2006		December 31, 2005	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
U.S. Government and agencies	**$ 551.6**	**1%**	$ 555.5	1%
States and political subdivisions	**1,663.5**	**4**	1,283.4	3
Non-U.S. governments	**420.7**	**1**	463.0	1
Corporate — public	**19,791.1**	**47**	19,590.8	49
Corporate — private	**10,596.5**	**25**	9,901.5	25
Residential pass-through securities	**1,557.6**	**4**	1,526.0	4
Commercial mortgage-backed securities	**4,499.6**	**11**	4,118.6	10
Residential collateralized mortgage obligations	**940.4**	**2**	752.5	2
Asset-backed securities	**2,402.8**	**5**	1,924.4	5
Total fixed maturities	**$42,423.8**	**100%**	$40,115.7	100%

We held $9,400.4 million of mortgage-backed and asset-backed securities as of December 31, 2006, and $8,321.5 million as of December 31, 2005.

We believe that it is desirable to hold residential mortgage-backed pass-through securities due to their credit quality and liquidity as well as portfolio diversification characteristics. Our portfolio is comprised of GNMA, FNMA and FHLMC pass-through securities. In addition, our residential collateralized mortgage obligation portfolio offers structural features that allow cash flows to be matched to our liabilities.

Commercial mortgage-backed securities provide high levels of credit protection, diversification, reduced event risk and enhanced liquidity. Commercial mortgage-backed securities are predominantly comprised of rated large pool securitizations that are individually and collectively diverse by property type, borrower and geographic dispersion.

We purchase asset-backed securities ("ABS") to diversify the overall credit risks of the fixed maturity securities portfolio and to provide attractive returns. The principal risks in holding asset-backed securities are structural and credit risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks involve issuer/servicer risk where collateral values can become impaired in the event of servicer credit deterioration.

Our ABS portfolio is diversified both by type of asset and by issuer. We actively monitor holdings of asset-backed securities to ensure that the risk profile of each security improves or remains consistent. Prepayments in the ABS portfolio are, in general, insensitive to changes in interest rates or are insulated to such changes by call protection features. In the event that we are subject to prepayment risk, we monitor the factors that impact the level of prepayment and prepayment speed for those asset-backed securities. In addition, we diversify the risks of asset-backed securities by holding a diverse class of securities, which limits our exposure to any one security.

The international exposure in our U.S. fixed maturity securities totaled $8,691.4 million, or 20% of total fixed maturity securities, as of December 31, 2006, comprised of corporate and foreign government fixed maturity securities. Of the $8,691.4 million as of December 31, 2006, investments totaled $2,383.1 million in the United Kingdom, $2,232.2 million in the continental European Union, $1,007.4 million in Asia, $827.8 million in Australia, $615.3 million in South America, $401.0 million in Mexico and $59.0 million in Japan. The remaining $1,165.6 million is invested in 17 other countries. All international fixed maturity securities held by our U.S. operations are either denominated in U.S. dollars or have been swapped into U.S. dollar equivalents. Our international investments are analyzed internally by country and industry credit investment professionals. We control concentrations using issuer and country level exposure benchmarks, which are based on the credit quality of the issuer and the country. Our investment policy limits total international fixed maturity securities investments to 18% of total statutory general account assets with a 4% limit in emerging markets. Exposure to Canada is not included in our international exposure. As of December 31, 2006, our investments in Canada totaled $1,451.6 million.

The following tables present the amortized cost of our top ten exposures including approved counterparty exposure limits as of December 31, 2006, and December 31, 2005.

	December 31, 2006
	Amortized Cost
	(in millions)
HSBC Holdings PLC(1)	$ 387.1
American International Group Inc.(2)	329.5
Bank of America Corp.(2)	328.3
MBIA Inc.(3)	311.5
AT&T Inc.	272.9
JP Morgan Chase & Co.(2)	271.7
Royal Bank of Scotland Group PLC(2)	255.6
Deutsche Bank AG(2)	255.0
General Electric Co	239.2
ABN AMRO Holding NV(2)	229.6
Total top ten exposures	$2,880.4

(1) Includes a $238.0 million investment classified as an equity security for U.S. GAAP. The investment issuer engages in managing investment grade third party bond investments and HSBC paper. All non-HSBC paper has the ultimate benefit of price support protection provided by HSBC Bank, PLC. Since Principal Life Insurance Company has the senior priority in the issuer, we believe many third party bonds could be liquidated to satisfy our claim. While we calculate our exposure on a gross basis, the value we attribute to the underlying collateral is $125.0 million.

(2) Includes approved counterparty limit. The actual and the stressed potential exposures are less than the approved limit.

(3) MBIA Inc. exposure is predominately comprised of the guarantee of underlying securities that are rated "A-" equivalent or better by the rating agencies on a stand alone basis. The MBIA wrap guarantees performance in the event of default of the underlying securities bringing the combined rating to AAA.

	December 31, 2005
	Amortized Cost
	(in millions)
HSBC Holdings PLC(1)	$ 381.6
Bank of America Corp.(2)	332.5
American International Group Inc.(2)	330.7
JP Morgan Chase & Co.(2)	316.3
Royal Bank of Scotland Group PLC(2)	315.6
MBIA Inc.(3)	311.6
General Electric Co	247.5
Citigroup Inc.(2)	235.0
Banco Santander Central Hispano SA	227.4
AT&T Inc.	219.9
Total top ten exposures	$2,918.1

(1) Includes a $238.2 million investment classified as an equity security for U.S. GAAP. The investment issuer engages in managing investment grade third party bond investments and HSBC paper. All non-HSBC paper has the ultimate benefit of price support protection provided by HSBC Bank, PLC. Since Principal Life Insurance Company has senior priority in the issuer, we believe many third party bonds could be liquidated to satisfy our claim. While we calculate our exposure on a gross basis, the value we attribute to the underlying collateral is $125.0 million.

(2) Includes approved counterparty limit. The actual and the stressed potential exposures are less than the approved limit.

(3) MBIA Inc. exposure is predominately comprised of the guarantee of underlying securities which are rated "A-" equivalent or better by the rating agencies on a stand alone basis. The MBIA wrap guarantees performance in the event of a default of the underlying securities bringing the combined rating to AAA.

Our top ten exposures were rated an "A" equivalent or better by the rating agencies as of December 31, 2006 and 2005. As of December 31, 2006 and 2005, no individual non-government issuer represented more than 1% of U.S. invested assets.

Valuation techniques for the fixed maturity securities portfolio vary by security type and the availability of market data. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Interactive Data Corporation ("IDC") or direct broker quotes are our sources for external prices for our public bonds and those private placement securities that are actively traded in the secondary market. In cases where quoted market prices are not available, a matrix pricing valuation approach is used. Securities are grouped into pricing categories that vary by asset class, sector, rating, and average life. Each pricing category is assigned a risk spread based on studies of observable public market data or market clearing data from the investment professionals assigned to specific security classes. The expected cash flows of the security are then discounted back at the current Treasury curve plus the appropriate risk spread. Although the matrix valuation approach provides a fair valuation of each pricing category, the valuation of an individual security within each pricing category may actually be impacted by company specific factors. Certain market events that could impact the valuation of securities include issuer credit ratings, business climate, management changes, litigation, and government actions among others. The resulting prices are then reviewed by pricing analysts. All loans placed on the "watch list" are valued individually by the investment analysts or the analysts that focus on troubled securities ("Workout Group"). Although we believe our estimates reasonably reflect the fair value of those securities, the key assumptions about risk premiums, performance of underlying collateral (if any) and other factors involve significant assumptions and may not reflect those of an active market. To the extent that bonds have longer maturity dates, management's estimate of fair value may involve greater subjectivity since they involve judgment about events well into the future. Every month, there is a comprehensive review of all impaired securities and problem loans by a group consisting of the Chief Investment Officer, the Portfolio Managers, and the Workout Group. The valuation of impaired bonds for which there is no quoted price is typically based on the present value of the future cash flows expected to be received. If the company is likely to continue operations, the estimate of future cash flows is typically based on the expected operating cash flows of the company that are available to make payments of the bonds. If the company is likely to liquidate, the estimate of future cash flows is based on an estimate of the liquidation value of its net assets.

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates most of the fixed maturity securities that we and other U.S. insurance companies hold. The SVO evaluates the bond investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories. The NAIC designations closely mirror the nationally recognized securities rating organizations' credit ratings for marketable bonds. NAIC designations 1 and 2 include bonds considered investment grade by such rating organizations. Bonds are considered investment grade when rated "Baa3" or higher by Moody's, or "BBB-" or higher by Standard & Poor's. NAIC designations 3 through 6 are referred to as below investment grade. Bonds are considered below investment grade when rated "Ba1" or lower by Moody's, or "BB+" or lower by Standard & Poor's. As of December 31, 2006, the percentage, based on estimated fair value, of total publicly traded and privately placed fixed maturity securities that were investment grade with an NAIC designation 1 or 2 was 95%.

We also monitor the credit drift of our corporate fixed maturity securities portfolio. Credit drift is defined as the ratio of the percentage of rating downgrades, including defaults, divided by the percentage of rating upgrades. We measure credit drift once each fiscal year, assessing the changes in our internally developed credit ratings that have occurred during the year. Standard & Poor's annual credit ratings drift ratio measures the credit rating change, within a specific year, of companies that have been assigned ratings by Standard & Poor's. The annual internal credit drift ratio on corporate fixed maturity securities we held in our general account was a more favorable ratio at 0.55 times compared to the Standard & Poor's drift ratio of 0.74 times, as of December 31, 2006.

The following table presents our total fixed maturity securities by NAIC designation and the equivalent ratings of the nationally recognized securities rating organizations as of December 31, 2006, and December 31, 2005, as well as the percentage, based on estimated fair value, that each designation comprises:

U.S. Invested Assets
Fixed Maturity Securities by Credit Quality(1)

		December 31, 2006			December 31, 2005		
NAIC Rating	Rating Agency Equivalent	Amortized Cost	Carrying Amount	% of Total Carrying Amount	Amortized Cost	Carrying Amount	% of Total Carrying Amount
				($ in millions)			
1	Aaa/Aa/A	**$23,716.0**	**$24,231.9**	**57%**	$21,593.3	$22,361.9	56%
2	Baa	**15,769.9**	**16,205.5**	**38**	14,978.4	15,590.7	39
3	Ba	**1,586.8**	**1,657.1**	**4**	1,701.7	1,801.6	4
4	B	**290.5**	**302.6**	**1**	258.5	271.2	1
5	Caa and lower	**19.1**	**19.5**	**—**	14.3	14.4	—
6	In or near default	**5.5**	**7.2**	**—**	76.2	75.9	—
	Total fixed maturities	**$41,387.8**	**$42,423.8**	**100%**	$38,622.4	$40,115.7	100%

(1) Includes 43 securities with an amortized cost of $505.8 million, gross gains of $9.6 million, gross losses of $2.2 million and a carrying amount of $513.2 million as of December 31, 2006, that are still pending a review and assignment of a rating by the SVO. Due to the timing of when fixed maturity securities are purchased, legal documents are filed, and the review by the SVO, there will always be securities in our portfolio that are unrated over a reporting period. In these instances, an equivalent rating is assigned based on our fixed income analyst's assessment.

We believe that our long-term fixed maturity securities portfolio is well diversified among industry types and between publicly traded and privately placed securities. Each year, we direct the majority of our net cash inflows into investment grade fixed maturity securities. Our current policy is to limit the percentage of cash flow invested in below investment grade assets to 7% of cash flow. As of December 31, 2006, we had invested 3.3% of new cash flow for the year in below investment grade assets. While the general account investment returns have improved due to the below investment grade asset class, we manage its growth strategically by limiting it to 10% of the total fixed maturity securities portfolios.

We invest in privately placed fixed maturity securities to enhance the overall value of the portfolio, increase diversification and obtain higher yields than are possible with comparable quality public market securities. Generally, private placements provide broader access to management information, strengthened negotiated protective covenants, call protection features and, where applicable, a higher level of collateral. They are, however, generally not freely tradable because of restrictions imposed by federal and state securities laws and illiquid trading markets.

The following table shows the carrying amount of our corporate fixed maturity securities by Salomon industry category, as well as the percentage of the total corporate portfolio that each Salomon industry category comprises as of December 31, 2006, and December 31, 2005.

U.S. Invested Assets
Corporate Fixed Maturity Securities by Salomon Industry

	December 31, 2006		December 31, 2005	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Industry Class				
Finance — Bank	**$ 3,659.2**	**12%**	$ 3,451.0	12%
Finance — Insurance	**3,119.1**	**10**	3,010.3	10
Finance — Other	**4,792.2**	**16**	4,090.1	14
Industrial — Consumer	**1,100.0**	**4**	1,067.2	4
Industrial — Energy	**2,683.2**	**9**	2,718.4	9
Industrial — Manufacturing	**5,518.4**	**18**	5,223.3	18
Industrial — Other	**105.3**	**—**	106.4	—
Industrial — Service	**4,462.3**	**15**	4,548.7	15
Industrial — Transport	**836.9**	**3**	848.6	3
Utility — Electric	**2,417.9**	**8**	2,568.6	9
Utility — Other	**47.6**	**—**	47.9	—
Utility — Telecom	**1,645.5**	**5**	1,811.8	6
Total	**$30,387.6**	**100%**	$29,492.3	100%

We monitor any decline in the credit quality of fixed maturity securities through the designation of "problem securities", "potential problem securities" and "restructured securities". We define problem securities in our fixed maturity portfolio as securities: (i) as to which principal and/or interest payments are in default or where default is perceived to be imminent in the near term, or (ii) issued by a company that went into bankruptcy subsequent to the acquisition of such securities. We define potential problem securities in our fixed maturity portfolio as securities included on an internal "watch list" for which management has concerns as to the ability of the issuer to comply with the present debt payment terms and which may result in the security becoming a problem or being restructured. The decision whether to classify a performing fixed maturity security as a potential problem involves significant subjective judgments by our management as to the likely future industry conditions and developments with respect to the issuer. We define restructured securities in our fixed maturity portfolio as securities where a concession has been granted to the borrower related to the borrower's financial difficulties that would not have otherwise been considered. We determine that restructures should occur in those instances where greater economic value will be realized under the new terms than through liquidation or other disposition and may involve a change in contractual cash flows. If at the time of restructure, the present value of the new future cash flows is less than the current cost of the asset being restructured, a realized capital loss is recorded in net income and a new cost basis is established.

We have a process in place to identify securities that could potentially have a credit impairment that is other than temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.

Every month, a group of individuals including the Chief Investment Officer, our Portfolio Managers, members of our Workout Group, and representatives from Investment Accounting review all securities to determine whether an other than temporary decline in value exists and whether losses should be recognized. The analysis focuses on each issuer's ability to service its debts in a timely fashion and the length of time the security has been trading below cost. Formal documentation of the analysis and the Company's decision is prepared and approved by management.

We consider relevant facts and circumstances in evaluating whether the credit impairment of a security is other than temporary. Relevant facts and circumstances considered include: (1) the length of time the fair value has been below cost; (2) the financial position and access to capital of the issuer, including the current and future impact of any specific events; and (3) our ability and intent to hold the security to maturity or until it recovers in value. To the extent we determine that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value would be charged to earnings.

There are a number of significant risks and uncertainties inherent in the process of monitoring credit impairments and determining if an impairment is other than temporary. These risks and uncertainties include: (1) the risk that our assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that our investment professionals are making decisions based on fraudulent or misstated information in the financial statements provided by issuers and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to earnings in a future period.

The net realized gain relating to other than temporary credit impairments of fixed maturity securities was $1.9 million for the year ended December 31, 2006. The single largest other than temporary credit impairment represented less than 0.1% of U.S. fixed maturity securities as of December 31, 2006. To fund the acquisition of WM Advisors, we also recognized $12.4 million of impairment write-downs for the year ended December 31, 2006, that resulted from our determination that we no longer had the ability and intent to hold certain fixed maturity securities until they recovered in value. This loss is net of any recovery realized on the subsequent sale of the securities.

For the year ended December 31, 2006, we realized $30.2 million of gross losses upon disposal of bonds excluding hedging adjustments. Included in this $30.2 million is $22.2 million related to sales of thirty-two credit impaired and credit related names. We generally intend to hold securities in unrealized loss positions until they mature or recover. However, we do sell bonds under certain circumstances such as when we have evidence of a significant deterioration in the issuer's creditworthiness, when a change in regulatory requirements modifies what constitutes a permissible investment or the maximum level of investments held or when there is an increase in capital requirements or a change in risk weights of debt securities. Also included in the $30.2 million is $6.3 million resulting from the sale of certain hybrid securities that had a regulatory classification change that resulted in increased capital requirements. Sales generate both gains and losses.

The following tables present our fixed maturity securities available-for-sale by industry category and the associated gross unrealized gains and losses as of December 31, 2006, and December 31, 2005.

U.S. Invested Assets
Fixed Maturity Securities Available-for-Sale by Industry Category

	December 31, 2006			
	Amortized Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount
		(in millions)		
Finance — Bank	$ 3,592.1	$ 78.3	$ 21.9	$ 3,648.5
Finance — Insurance	3,057.4	83.0	21.8	3,118.6
Finance — Other	4,661.3	166.9	36.5	4,791.7
Industrial — Consumer	1,082.1	29.1	11.3	1,099.9
Industrial — Energy	2,552.2	145.5	15.7	2,682.0
Industrial — Manufacturing	5,406.1	155.8	44.0	5,517.9
Industrial — Other	104.7	1.3	0.7	105.3
Industrial — Service	4,344.3	143.9	26.9	4,461.3
Industrial — Transport	796.0	46.2	5.3	836.9
Utility — Electric	2,343.5	91.9	17.7	2,417.7
Utility — Other	41.0	6.6	—	47.6
Utility — Telecom	1,569.0	87.6	11.3	1,645.3
Total corporate securities	29,549.7	1,036.1	213.1	30,372.7
U.S. Government and agencies	530.8	0.8	3.8	527.8
States and political subdivisions	1,557.7	45.4	4.9	1,598.2
Non-U.S. governments	384.9	36.1	0.3	420.7
Mortgage-backed and other asset-backed securities	9,165.6	217.4	77.8	9,305.2
Total fixed maturity securities, available-for-sale	$41,188.7	$1,335.8	$299.9	$42,224.6

U.S. Invested Assets
Fixed Maturity Securities Available-for-Sale by Industry Category

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount
		(in millions)		
Finance — Bank	$ 3,354.9	$ 110.6	$ 14.5	$ 3,451.0
Finance — Insurance	2,915.0	111.3	16.0	3,010.3
Finance — Other	3,932.5	181.5	23.9	4,090.1
Industrial — Consumer	1,038.0	36.5	7.3	1,067.2
Industrial — Energy	2,506.5	220.2	8.3	2,718.4
Industrial — Manufacturing	5,060.9	201.4	39.0	5,223.3
Industrial — Other	104.4	2.3	0.3	106.4
Industrial — Service	4,369.6	204.4	25.3	4,548.7
Industrial — Transport	795.1	57.0	3.5	848.6
Utility — Electric	2,455.3	123.8	10.5	2,568.6
Utility — Other	41.2	6.7	—	47.9
Utility — Telecom	1,701.8	118.6	8.6	1,811.8
Total corporate securities	28,275.2	1,374.3	157.2	29,492.3
U.S. Government and agencies	557.9	1.8	4.2	555.5
States and political subdivisions	1,222.6	45.7	3.8	1,264.5
Non-U.S. governments	416.2	47.2	0.4	463.0
Mortgage-backed and other asset-backed securities	8,045.5	267.8	77.9	8,235.4
Total fixed maturity securities, available-for-sale	$38,517.4	$1,736.8	$243.5	$40,010.7

The total unrealized losses on our fixed maturity securities available-for-sale were $299.9 million and $243.5 million as of December 31, 2006 and 2005, respectively. Of the $299.9 million in gross unrealized losses as of December 31, 2006, there were $4.9 million in losses attributed to securities scheduled to mature in one year or less, $60.9 million is attributed to securities scheduled to mature between one to five years, $96.3 million is attributed to securities scheduled to mature between five to ten years, $60.0 million is attributed to securities scheduled to mature after ten years, and $77.8 million is related to mortgage-backed and other asset-backed securities. The gross unrealized losses as of December 31, 2006 were concentrated primarily in the Mortgage-backed and other asset-backed securities, Industrial — Manufacturing, Financial — Other, and Industrial — Services sectors. The gross unrealized losses as of December 31, 2005 were concentrated primarily in the Mortgage-backed and other asset-backed securities, Industrial — Manufacturing, Industrial — Services, and Financial — Other sectors.

The following tables present our fixed maturity securities available-for-sale by investment grade and below investment grade and the associated gross unrealized gains and losses as of December 31, 2006, and 2005.

U.S. Invested Assets
Fixed Maturity Securities Available-for-Sale by Quality

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount
		(in millions)		
Investment Grade:				
Public	**$26,995.7**	**$ 770.7**	**$201.5**	**$27,564.9**
Private	**12,292.4**	**469.5**	**87.3**	**12,674.6**
Below Investment Grade:				
Public	**1,070.5**	**44.2**	**6.0**	**1,108.7**
Private	**830.1**	**51.4**	**5.1**	**876.4**
Total fixed maturity securities, available-for-sale	**$41,188.7**	**$1,335.8**	**$299.9**	**$42,224.6**

U.S. Invested Assets
Fixed Maturity Securities Available-for-Sale by Quality

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount
	(in millions)			
Investment Grade:				
Public	$25,638.9	$1,024.9	$164.3	$26,499.5
Private	10,827.8	584.5	64.2	11,348.1
Below Investment Grade:				
Public	1,263.4	54.4	9.9	1,307.9
Private	787.3	73.0	5.1	855.2
Total fixed maturity securities, available-for-sale	$38,517.4	$1,736.8	$243.5	$40,010.7

U.S. Invested Assets
Unrealized Losses on Investment Grade Fixed Maturity Securities Available-for-Sale by Aging Category

	December 31, 2006					
	Public		Private		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
	(in millions)					
Three months or less	**$ 2,730.4**	**$ 17.6**	**$1,471.2**	**$ 9.1**	**$ 4,201.6**	**$ 26.7**
Greater than three to six months	**30.3**	**0.4**	**22.7**	**0.3**	**53.0**	**0.7**
Greater than six to nine months	**224.8**	**1.6**	**107.1**	**1.3**	**331.9**	**2.9**
Greater than nine to twelve months	**1,502.6**	**28.2**	**549.9**	**8.2**	**2,052.5**	**36.4**
Greater than twelve to twenty-four months	**5,688.9**	**126.0**	**1,938.1**	**52.2**	**7,627.0**	**178.2**
Greater than twenty-four to thirty-six months	**843.4**	**22.9**	**365.5**	**10.2**	**1,208.9**	**33.1**
Greater than thirty-six months	**101.5**	**4.8**	**113.9**	**6.0**	**215.4**	**10.8**
Total fixed maturities, available-for-sale	**$11,121.9**	**$201.5**	**$4,568.4**	**$87.3**	**$15,690.3**	**$288.8**

U.S. Invested Assets
Unrealized Losses on Investment Grade Fixed Maturity Securities Available-for-Sale by Aging Category

	December 31, 2005					
	Public		Private		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
	(in millions)					
Three months or less	$1,907.9	$ 11.3	$ 774.3	$ 6.3	$ 2,682.2	$ 17.6
Greater than three to six months	4,332.5	79.6	1,574.5	29.3	5,907.0	108.9
Greater than six to nine months	416.3	12.9	109.5	2.8	525.8	15.7
Greater than nine to twelve months	1,032.0	22.3	212.3	5.2	1,244.3	27.5
Greater than twelve to twenty-four months	1,191.2	33.3	457.2	14.7	1,648.4	48.0
Greater than twenty-four to thirty-six months	118.5	4.8	161.8	5.9	280.3	10.7
Greater than thirty-six months	1.4	0.1	—	—	1.4	0.1
Total fixed maturities, available-for-sale	$8,999.8	$164.3	$3,289.6	$64.2	$12,289.4	$228.5

U.S. Invested Assets
Unrealized Losses on Below Investment Grade Fixed Maturity Securities
Available-for-Sale by Aging Category

	December 31, 2006					
	Public		Private		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
	(in millions)					
Three months or less	$ 64.0	$0.2	$ 83.5	$0.5	$147.5	$ 0.7
Greater than three to six months	—	—	—	—	—	—
Greater than six to nine months	38.7	1.0	—	—	38.7	1.0
Greater than nine to twelve months	56.6	1.3	—	—	56.6	1.3
Greater than twelve to twenty-four months	152.8	3.5	117.8	3.0	270.6	6.5
Greater than twenty-four to thirty-six months	—	—	27.3	1.5	27.3	1.5
Greater than thirty-six months	—	—	0.6	0.1	0.6	0.1
Total fixed maturities, available-for-sale	$312.1	$6.0	$229.2	$5.1	$541.3	$11.1

U.S. Invested Assets
Unrealized Losses on Below Investment Grade Fixed Maturity Securities
Available-for-Sale by Aging Category

	December 31, 2005					
	Public		Private		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
	(in millions)					
Three months or less	$121.9	$0.7	$ 55.8	$1.8	$177.7	$ 2.5
Greater than three to six months	81.9	4.7	36.4	0.8	118.3	5.5
Greater than six to nine months	50.8	0.8	36.8	1.2	87.6	2.0
Greater than nine to twelve months	49.2	1.9	18.4	0.5	67.6	2.4
Greater than twelve to twenty-four months	36.9	1.2	8.5	0.3	45.4	1.5
Greater than twenty-four to thirty-six months	—	—	0.6	0.1	0.6	0.1
Greater than thirty-six months	49.9	0.6	19.8	0.4	69.7	1.0
Total fixed maturities, available-for-sale	$390.6	$9.9	$176.3	$5.1	$566.9	$15.0

Of total gross unrealized losses as of December 31, 2006 and December 31, 2005, $288.8 million and $228.5 million were related to investment grade securities, respectively. Gross unrealized losses related to below investment grade securities were $11.1 million and $15.0 million as of December 31, 2006 and December 31, 2005, respectively.

The following tables present the carrying amount and gross unrealized losses on fixed maturity securities available-for-sale, where the estimated fair value has declined and remained below amortized cost by 20% or more as of December 31, 2006, and December 31, 2005.

U.S. Invested Assets
Unrealized Losses on Fixed Maturity Securities
Available-for-Sale by Aging Category

	December 31, 2006					
	Problem, Potential Problem, and Restructured		All Other Fixed Maturity Securities		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
	(in millions)					
Three months or less	$—	$—	$0.7	$0.2	$0.7	$0.2
Greater than three to six months	—	—	0.3	0.2	0.3	0.2
Greater than six to nine months	—	—	—	—	—	—
Greater than nine to twelve months	—	—	—	—	—	—
Greater than twelve months	—	—	—	—	—	—
Total fixed maturity securities, available-for-sale	$—	$—	$1.0	$0.4	$1.0	$0.4

U.S. Invested Assets
Unrealized Losses on Fixed Maturity Securities Available-for-Sale by Aging Category

	December 31, 2005					
	Problem, Potential Problem, and Restructured		All Other Fixed Maturity Securities		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
	(in millions)					
Three months or less	$—	$—	$4.2	$2.1	$4.2	$2.1
Greater than three to six months	—	—	—	—	—	—
Greater than six to nine months	—	—	—	—	—	—
Greater than nine to twelve months	—	—	—	—	—	—
Greater than twelve months	—	—	—	—	—	—
Total fixed maturity securities, available-for-sale	$—	$—	$4.2	$2.1	$4.2	$2.1

Gross unrealized losses on fixed maturity securities where the estimated fair value has been 20% or more below amortized cost were $0.4 million as of December 31, 2006 and $2.1 million as of December 31, 2005. There were no gross unrealized losses attributed to those securities considered to be "problem", "potential problem" or "restructured" as of December 31, 2006 and December 31, 2005.

The following table presents the total carrying amount of our fixed maturity portfolio, as well as its problem, potential problem and restructured fixed maturities for the periods indicated:

U.S. Invested Assets
Problem, Potential Problem and Restructured Fixed Maturities at Carrying Amount

	December 31,	
	2006	**2005**
	($ in millions)	
Total fixed maturity securities (public and private)	**$42,423.8**	$40,115.7
Problem fixed maturity securities	**$ 3.5**	$ 42.0
Potential problem fixed maturity securities	**2.2**	101.6
Restructured fixed maturity securities	**11.2**	—
Total problem, potential problem and restructured fixed maturity securities	**$ 16.9**	$ 143.6
Total problem, potential problem and restructured fixed maturity securities as a percent of total fixed maturity securities	**.04%**	.36%

Mortgage Loans

Mortgage loans consist primarily of commercial mortgage loans on real estate. At December 31, 2006, commercial mortgage loans aggregated to $10,090.3 million. Commercial mortgage loans on real estate are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, and net of valuation allowances. Commercial mortgage loans held for sale are carried at the lower of cost or fair value, less cost to sell, and reported as mortgage loans in the statements of financial position.

Commercial mortgages play an important role in our investment strategy by:

- providing strong risk-adjusted relative value in comparison to other investment alternatives;
- enhancing total returns; and
- providing strategic portfolio diversification.

As a result, we have focused on constructing a solid, high quality portfolio of mortgages. Our portfolio is generally comprised of mortgages with conservative loan-to-value ratios, high debt service coverages and general purpose property types with a strong credit tenancy.

Our commercial loan portfolio consists of primarily non-recourse, fixed rate mortgages on fully or near fully leased properties. The mortgage portfolio is comprised of general-purpose industrial properties, manufacturing office properties and credit oriented retail properties.

Credit extensions in the state of California accounted for 17% of our commercial mortgage loan portfolio as of December 31, 2006. We are, therefore, exposed to potential losses resulting from the risk of catastrophes, such as earthquakes, that may affect the region. Like other lenders, we generally do not require earthquake insurance for properties on which we make commercial mortgage loans. With respect to California properties, however, we obtain an engineering report specific to each property. The report assesses the building's design specifications, whether it has been upgraded to meet seismic building codes and the maximum loss that is likely to result from a variety of different seismic events. We also obtain a report that assesses, by building and geographic fault lines, the amount of loss our commercial mortgage loan portfolio might suffer under a variety of seismic events.

Our commercial loan portfolio is highly diversified by borrower. As of December 31, 2006, 38% of the U.S. commercial mortgage loan portfolio was comprised of mortgage loans with principal balances of less than $10.0 million. The total number of commercial mortgage loans outstanding as of December 31, 2006 and 2005 was 1,262 and 1,309, respectively. The average loan size of our commercial mortgage portfolio was $8.0 million as of December 31, 2006.

We actively monitor and manage our commercial mortgage loan portfolio. Substantially all loans within the portfolio are analyzed regularly and are internally rated, based on a proprietary risk rating cash flow model, in order to monitor the financial quality of these assets. Based on ongoing monitoring, mortgage loans with a likelihood of becoming delinquent are identified and placed on an internal "watch list". Among criteria which would indicate a potential problem are: imbalances in ratios of loan to value or contract rents to debt service, major tenant vacancies or bankruptcies, borrower sponsorship problems, late payments, delinquent taxes and loan relief/restructuring requests.

We review our mortgage loan portfolio and analyze the need for a valuation allowance for any loan which is delinquent for 60 days or more, in process of foreclosure, restructured, on the "watch list", or which currently has a valuation allowance. We categorize loans, which are delinquent, loans in process of foreclosure, and loans to borrowers in bankruptcy as "problem" loans. Potential problem loans are loans placed on an internal "watch list" for which management has concerns as to the ability of the borrower to comply with the present loan payment terms and which may result in the loan becoming a problem or being restructured. The decision whether to classify a performing loan as a potential problem involves significant subjective judgments by management as to the likely future economic conditions and developments with respect to the borrower. We categorize loans for which the original terms of the mortgages have been modified or for which interest or principal payments have been deferred as "restructured" loans. We also consider matured loans that are refinanced at below market rates as restructured.

The valuation allowance for commercial mortgage loans includes a loan specific allowance for impaired loans and a provision for losses based on past loss experience believed to be adequate to absorb estimated probable credit losses. The changes in this valuation allowance are reported as a net realized/unrealized capital loss on our consolidated statements of operations.

Commercial mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. When we determine that a loan is impaired, a valuation allowance is established or a direct write-down of the loan is recorded for the difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. When a valuation allowance is established, subsequent recoveries are charged to the valuation allowance and subsequent losses may be charged to the valuation allowance or as a direct write-down of the loan.

The determination of the calculation and the adequacy of the mortgage loan loss provision based on past experience and mortgage impairments is subjective. Our periodic evaluation and assessment of the adequacy of the provision for losses and the need for mortgage impairments is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions, loss experience and other relevant factors. The current portfolio statistics and past loss experience produced a provision for the Principal Life general account totaling $30.7 million. The evaluation of our impaired loan component of the allowance is subjective, as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans. Our financial position is sensitive to changes in estimated cash flows from mortgages, the value of the collateral, and changes in the economic environment in general. Decreases in the valuation allowance aggregated to $1.0 million for the year ended December 31, 2006, and $9.2 million for the year ended December 31, 2005.

The following table represents our commercial mortgage valuation allowance for the periods indicated:

U.S. Invested Assets
Commercial Mortgage Valuation Allowance

	December 31,	
	2006	**2005**
	($ in millions)	
Beginning balance	**$33.2**	$ 42.4
Provision	**1.3**	6.7
Release	**(2.3)**	(15.9)
Ending balance	**$32.2**	$ 33.2
Valuation allowance as % of carrying value before reserves	**.32%**	.33%

The following table presents the carrying amounts of problem, potential problem and restructured commercial mortgages relative to the carrying amount of all commercial mortgages for the periods indicated:

U.S. Invested Assets
Problem, Potential Problem and Restructured Commercial Mortgages at Carrying Amount

	December 31,	
	2006	**2005**
	($ in millions)	
Total commercial mortgages	**$10,090.3**	$9,890.7
Problem commercial mortgages(1)	**$ 10.7**	$ 10.4
Potential problem commercial mortgages	**9.1**	10.2
Restructured commercial mortgages	**6.8**	65.1
Total problem, potential problem and restructured commercial mortgages	**$ 26.6**	$ 85.7
Total problem, potential problem and restructured commercial mortgages as a percent of total commercial mortgages	**.26%**	.87%

(1) Problem commercial mortgages include mortgage loans in foreclosure of $10.6 million as of December 31, 2006. This is the same mortgage loan that was in foreclosure as of December 31, 2005.

Equity Real Estate

We hold commercial equity real estate as part of our investment portfolio. As of December 31, 2006, and 2005, the carrying amount of equity real estate investment was $854.8 million and $888.4 million, or 1% and 1%, of U.S. invested assets, respectively. Our commercial equity real estate is held in the form of wholly owned real estate, real estate acquired upon foreclosure of commercial mortgage loans, and majority owned interests in real estate joint ventures.

Equity real estate is categorized as either "real estate held for investment" or "real estate held for sale". Real estate held for investment totaled $736.6 million as of December 31, 2006, and $754.6 million as of December 31, 2005. The carrying value of real estate held for investment is generally adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such impairment adjustments are recorded as realized investment losses and accordingly, are reflected in our consolidated results of operations. For the years ended December 31, 2006 and 2005, there were no such impairment adjustments.

The carrying amount of real estate held for sale as of December 31, 2006, and 2005, was $118.2 million and $133.8 million, net of valuation allowances of $4.7 million and $4.2 million, respectively. Once we identify a real estate property to be sold and commence a plan for marketing the property, we classify the property as held for sale. We establish a valuation allowance subject to periodic revisions, if necessary, to adjust the carrying value of the property to reflect the lower of its current carrying value or the fair value, less associated selling costs.

We use research, both internal and external, to recommend appropriate product and geographic allocations and changes to the equity real estate portfolio. We monitor product, geographic and industry diversification separately and together to determine the most appropriate mix.

Equity real estate is distributed across geographic regions of the country with larger concentrations in the South Atlantic, Pacific, and West South Central regions of the United States as of December 31, 2006. By property type, there is a concentration in office buildings and industrial sites that represented approximately 63% of the equity real estate portfolio as of December 31, 2006.

Other Investments

Our other investments totaled $972.6 million as of December 31, 2006, compared to $755.3 million as of December 31, 2005. Derivatives accounted for $699.2 million in other investments as of December 31, 2006. The remaining invested assets include equity method investments, which include properties owned jointly with venture partners and operated by the partners.

International Investment Operations

As of December 31, 2006, our international investment operations consist of the investments of Principal International comprised of $3.3 billion in invested assets. Principal Global Investors advises each Principal International affiliate on investment policies and strategies that are consistent with the products they offer. Due to the regulatory constraints in each country, each company maintains its own investment policies.

Overall Composition of International Invested Assets

As shown in the following table, the major categories of international invested assets as of December 31, 2006, and December 31, 2005, were fixed maturity securities and residential mortgage loans:

International Invested Assets

	December 31, 2006		December 31, 2005	
	Carrying Amount	% of Total	Carrying Amount	% of Total
		($ in millions)		
Fixed maturity securities				
Public	**$2,303.1**	**69%**	$2,114.1	69%
Private	**—**	**—**	0.6	—
Equity securities	**51.9**	**2**	50.7	2
Mortgage loans				
Residential	**522.0**	**16**	505.1	17
Real estate held for investment	**12.2**	**—**	11.7	—
Other investments	**438.1**	**13**	358.2	12
Total invested assets	**3,327.3**	**100%**	3,040.4	100%
Cash and cash equivalents	**55.0**		56.2	
Total invested assets and cash	**$3,382.3**		$3,096.6	

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Exposures and Risk Management

Market risk is the risk that we will incur losses due to adverse fluctuations in market rates and prices. Our primary market risk exposure is to changes in interest rates, although we also have exposures to changes in equity prices and foreign currency exchange rates.

The active management of market risk is an integral part of our operations. We manage our overall market risk exposure within established risk tolerance ranges by using the following approaches:

- rebalance our existing asset or liability portfolios;
- control the risk structure of newly acquired assets and liabilities; or
- use derivative instruments to modify the market risk characteristics of existing assets or liabilities or assets expected to be purchased.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. One source of interest rate risk is the inherent difficulty in obtaining assets that mature or have their rate reset at the exact same time as the liabilities they support. Assets may have to be reinvested or sold in the future to meet the liability cashflows in unknown interest rate environments. Also, there may be timing differences between when new liabilities are priced and when assets are purchased or procured that can cause fluctuations in profitability if interest rates move materially in the interim. A third source of interest rate risk is the prepayment options embedded within asset and liability contracts that can alter the cash flow profiles from what was originally expected.

One of the measures we use to quantify our exposure to interest rate risk is duration. To calculate duration, we project asset and liability cashflows. These cash flows are discounted to a net present value basis using a spot yield curve, which is a blend of the spot yield curves for each of the asset types in the portfolio. Duration is calculated by re-calculating these cashflows, re-determining the net present value based upon an alternative level of interest rates, and determining the percentage change in fair value.

We manage interest rate risks in a number of ways. Differences in durations between assets and liabilities are measured and kept within acceptable tolerances. Derivatives are also commonly used to mitigate interest rate risk due to cashflow mismatches and timing differences. Prepayment risk is controlled by limiting our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer. We also require additional yield on these investments to compensate for the risk the issuer will exercise such option. Prepayment risk is also controlled by limiting the sales of liabilities with features such as puts or other options that can be exercised against the company at inopportune times.

Duration-Managed. Our exposure to interest rate risk stems largely from our substantial holdings of guaranteed fixed rate liabilities in our U.S. Asset Management and Accumulation segment. We actively manage the duration of assets and liabilities in these products by minimizing the difference between the two. We have established a maximum tolerance for this difference and seek to stay within this tolerance.

As of December 31, 2006, the difference between the asset and liability durations on our primary duration managed portfolio was +.03. This duration gap indicates that, as of this date, the sensitivity of the fair value of our assets to interest rate movements is greater than that of the fair value of our liabilities. Our goal is to minimize the duration gap. Currently, our guidelines indicate that total duration gaps between the asset and liability portfolios should be within +/-0.25. The value of the assets in this portfolio was $33,027.5 million as of December 31, 2006.

Duration-Monitored. For products such as whole life insurance and term life insurance that are less sensitive to interest rate risk, and for other products such as individual single premium deferred annuities, we manage interest rate risk based on a modeling process that considers the target average life, maturities, crediting rates and assumptions of policyholder behavior. As of December 31, 2006, the weighted-average difference between the asset and liability durations on these portfolios was +.51. This duration gap indicates that, as of this date, the sensitivity of the fair value of our assets to interest rate movements is greater than that of the fair value of our liabilities. We attempt to monitor this duration gap consistent with our overall risk/reward tolerances. The value of the assets in these portfolios was $16,314.3 million as of December 31, 2006.

Non Duration-Managed. We also have a block of participating general account pension business that passes most of the actual investment performance of the assets to the customer. The investment strategy of this block is to maximize investment return to the customer on a "best efforts" basis, and there is little or no attempt to manage the duration of this portfolio since there is little or no interest rate risk. The value of the assets in these portfolios was $4,875.7 million as of December 31, 2006.

Using the assumptions and data in effect as of December 31, 2006, we estimate that a 100 basis point immediate, parallel increase in interest rates decreases the net fair value of our portfolio by approximately $92.5 million. The following table details the estimated changes by risk management strategy. The table also gives the weighted-average duration of the asset portfolio for each category, and the net duration gap (i.e. the weighted-average difference between the asset and liability durations).

	December 31, 2006			
Risk Management Strategy	**Value of Total Assets**	**Duration of Assets**	**Net Duration Gap**	**Net Fair Value Change**
	(in millions)			*(in millions)*
Primary duration-managed	**$33,027.5**	**3.76**	**.03**	**$ (9.9)**
Duration-monitored	**16,314.3**	**4.84**	**.51**	**(82.6)**
Non duration-managed	**4,875.7**	**4.09**	**N/A**	**N/A**
Total	**$54,217.5**			**$(92.5)**

Our selection of a 100 basis point immediate, parallel increase or decrease in interest rates is a hypothetical rate scenario we use to demonstrate potential risk. While a 100 basis point immediate, parallel increase does not represent our view of future market changes, it is a near term reasonably possible hypothetical change that illustrates the potential impact of such events. While these fair value measurements provide a representation of interest rate sensitivity, they are based on our portfolio exposures at a point in time and may not be representative of future market results. These exposures will change as a result of ongoing portfolio transactions in response to new business, management's assessment of changing market conditions and available investment opportunities.

Debt Issued and Outstanding. As of December 31, 2006, the aggregate fair value of long-term debt was $1,622.7 million. A 100 basis point, immediate, parallel decrease in interest rates would increase the fair value of debt by approximately $124.0 million. Debt is not recorded at fair value on the statement of financial position.

	December 31, 2006		
	Fair Value (no accrued interest)		
	-100 Basis Point Change	No Change	+100 Basis Point Change
		(in millions)	
8.2% notes payable, due 2009	$ 509.7	$ 497.7	$ 486.2
4.59% notes payable, due 2011	57.3	54.9	52.5
4.93% notes payable, due 2011	47.4	45.4	43.5
6.05% notes payable, due 2036	710.0	614.2	536.9
8% surplus notes payable, due 2044	116.7	108.3	99.6
Non-recourse mortgages and notes payable	264.6	261.6	258.7
Other mortgages and notes payable	41.0	40.6	40.2
Total long-term debt	$1,746.7	$1,622.7	$1,517.6

Use of Derivatives to Manage Interest Rate Risk. We use various derivative financial instruments to manage our exposure to fluctuations in interest rates, including interest rate swaps, swaptions, futures, total return swaps, mortgage-backed forwards and options. We use interest rate swaps, futures contracts and mortgage-backed forwards to hedge changes in interest rates subsequent to the issuance of an insurance liability, such as a guaranteed investment contract, but prior to the purchase of a supporting asset, or during periods of holding assets in anticipation of near term liability sales. We use interest rate swaps primarily to more closely match the interest rate characteristics of assets and liabilities. They can be used to change the sensitivity to the interest rate of specific assets and liabilities as well as an entire portfolio. We also use these instruments to hedge the interest rate exposure in our commercial mortgage-backed securitization operations. Occasionally, we will sell a callable investment-type agreement and will use written interest rate swaptions to transform the callable liability into a fixed term liability.

Foreign Currency Risk

Foreign currency risk is the risk that we will incur economic losses due to adverse fluctuations in foreign currency exchange rates. This risk arises from foreign currency-denominated funding agreements issued to non-qualified institutional investors in the international market, foreign currency-denominated fixed maturity securities and demand deposits purchased, and our international operations.

We estimate that as of December 31, 2006, a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed would result in no material change to the net fair value of our foreign currency denominated instruments identified above, including the currency swap agreements, because we effectively hedge foreign currency denominated instruments to minimize exchange rate impacts. The selection of a 10% immediate unfavorable change in all currency exchange rates should not be construed as a prediction by us of future market events, but rather as an illustration of the potential impact of such an event.

Use of Derivatives to Manage Foreign Currency Risk. The foreign currency risk on funding agreements and fixed maturity securities is eliminated by using currency swaps that swap the foreign currency interest and principal payments to our functional currency. The notional amount of our currency swap agreements associated with foreign-denominated liabilities as of December 31, 2006, was $3,578.9 million. The notional amount of our currency swap agreements associated with foreign-denominated fixed maturity securities as of December 31, 2006, was $1,728.2 million.

With regard to our international operations, we attempt to do as much of our business as possible in the functional currency of the country of operation. At times, however, we are unable to do so, and in these cases, we use foreign exchange derivatives to economically hedge the resulting risks. As of December 31, 2006, our operations in Chile had currency swaps with a notional amount of $24.0 million that are used to swap cash flows on U.S. dollar-denominated bonds to a local currency. Chile also utilized currency forwards with a notional amount of $53.5 million in order to mitigate currency exposure related to U.S. dollar-denominated bonds. Additionally, Principal International Corporate headquarters utilized currency forwards with a notional amount of $53.9 million in order to mitigate currency exposure related to planned capital flows for our joint venture company in Malaysia.

Additionally, we may take measures to hedge our net equity investments in our foreign subsidiaries from currency risks. Currently, there are no outstanding net equity investment hedges.

We use U.S. Treasury futures to manage our over/under commitment position, and our position in these contracts changes daily.

Counterparty Risk

In conjunction with our use of derivatives, we are exposed to counterparty risk, or the risk that the counterparty fails to perform the terms of the derivative contract. We actively manage this risk by:

- establishing exposure limits which take into account non-derivative exposure we have with the counterparty as well as derivative exposure;
- performing similar credit analysis prior to approval on each derivatives counterparty that we do when lending money on a long-term basis;
- diversifying our risk across numerous approved counterparties;
- limiting exposure to A+ credit or better;
- conducting stress-test analysis to determine the maximum exposure created during the life of a prospective transaction;
- implementing credit support annex (collateral) agreements with selected counterparties to further limit counterparty exposures; and
- daily monitoring of counterparty credit ratings.

All new derivative counterparties are approved by the Investment Committee. We believe the risk of incurring losses due to nonperformance by our counterparties is manageable.

Effects of Inflation

We do not believe that inflation, in the United States or in the other countries in which we operate, has had a material effect on our consolidated operations over the past five years. In the future, however, we may be affected by inflation to the extent it causes interest rates to rise.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
Principal Financial Group, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Principal Financial Group, Inc. ("the Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). Management of Principal Financial Group, Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Principal Financial Group, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Principal Financial Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Principal Financial Group, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006, and our report dated February 20, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Des Moines, Iowa
February 20, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Principal Financial Group, Inc.

We have audited the accompanying consolidated statements of financial position of Principal Financial Group, Inc. ("the Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Principal Financial Group, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in response to new accounting standards, the Company changed its methods of accounting for certain fixed and variable contract features effective January 1, 2004, certain non-monetary exchanges of similar productive assets (primarily real estate) effective July 1, 2005, and its pension and other post-retirement benefits effective December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Des Moines, Iowa
February 20, 2007

Principal Financial Group, Inc.

Consolidated Statements of Financial Position

	December 31, 2006	December 31, 2005
	(in millions)	
Assets		
Fixed maturities, available-for-sale	**$ 44,403.5**	$ 42,117.2
Fixed maturities, trading	**323.4**	113.2
Equity securities, available-for-sale	**666.6**	724.4
Equity securities, trading	**181.0**	90.3
Mortgage loans	**11,663.9**	11,484.3
Real estate	**867.0**	900.1
Policy loans	**850.7**	827.7
Other investments	**1,410.7**	1,113.5
Total investments	**60,366.8**	57,370.7
Cash and cash equivalents	**1,590.8**	1,639.3
Accrued investment income	**723.5**	682.3
Premiums due and other receivables	**1,252.3**	592.7
Deferred policy acquisition costs	**2,418.9**	2,174.1
Property and equipment	**422.5**	419.8
Goodwill	**361.9**	282.3
Other intangibles	**981.0**	202.6
Separate account assets	**73,779.6**	62,070.0
Assets of discontinued operations	**—**	103.2
Other assets	**1,760.8**	1,498.4
Total assets	**$143,658.1**	$127,035.4
Liabilities		
Contractholder funds	**$ 36,799.0**	$ 33,612.1
Future policy benefits and claims	**17,332.6**	16,825.5
Other policyholder funds	**619.4**	657.1
Short-term debt	**84.1**	476.4
Long-term debt	**1,553.8**	898.8
Income taxes currently payable	**4.2**	—
Deferred income taxes	**917.2**	974.8
Separate account liabilities	**73,779.6**	62,070.0
Liabilities of discontinued operations	**—**	4.5
Other liabilities	**4,707.4**	3,709.0
Total liabilities	**135,797.3**	119,228.2
Stockholders' equity		
Series A preferred stock, par value $.01 with liquidation preference of $100 per share — 3.0 million shares authorized, issued and outstanding at December 31, 2006 and 2005	**—**	—
Series B preferred stock, par value $.01 with liquidation preference of $25 per share — 10.0 million shares authorized, issued and outstanding at December 31, 2006 and 2005	**0.1**	0.1
Common stock, par value $.01 per share — 2,500.0 million shares authorized, 383.6 million and 381.3 million shares issued, and 268.4 million and 280.6 million shares outstanding at December 31, 2006 and 2005, respectively	**3.8**	3.8
Additional paid-in capital	**8,141.8**	8,000.0
Retained earnings	**2,824.1**	2,008.6
Accumulated other comprehensive income	**846.9**	994.8
Treasury stock, at cost (115.2 million and 100.7 million shares at December 31, 2006 and 2005, respectively)	**(3,955.9)**	(3,200.1)
Total stockholders' equity	**7,860.8**	7,807.2
Total liabilities and stockholders' equity	**$143,658.1**	$127,035.4

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Operations

	For the year ended December 31,		
	2006	2005	2004
	(in millions, except per share data)		
Revenues			
Premiums and other considerations	**$4,305.3**	$3,975.0	$3,710.0
Fees and other revenues	**1,902.5**	1,717.8	1,491.7
Net investment income	**3,618.0**	3,360.1	3,224.0
Net realized/unrealized capital gains (losses)	**44.7**	(11.2)	(104.8)
Total revenues	**9,870.5**	9,041.7	8,320.9
Expenses			
Benefits, claims, and settlement expenses	**5,692.4**	5,282.9	4,959.5
Dividends to policyholders	**290.7**	293.0	296.7
Operating expenses	**2,558.7**	2,342.1	2,185.6
Total expenses	**8,541.8**	7,918.0	7,441.8
Income from continuing operations before income taxes	**1,328.7**	1,123.7	879.1
Income taxes	**295.0**	232.2	178.2
Income from continuing operations, net of related income taxes	**1,033.7**	891.5	700.9
Income from discontinued operations, net of related income taxes	**30.6**	27.5	130.4
Income before cumulative effect of accounting change	**1,064.3**	919.0	831.3
Cumulative effect of accounting change, net of related income taxes	**—**	—	(5.7)
Net income	**1,064.3**	919.0	825.6
Preferred stock dividends	**33.0**	17.7	—
Net income available to common stockholders	**$1,031.3**	$ 901.3	$ 825.6
Earnings per common share			
Basic earnings per common share:			
Income from continuing operations, net of related income taxes	**$ 3.67**	$ 3.03	$ 2.24
Income from discontinued operations, net of related income taxes	**0.11**	0.10	0.42
Income before cumulative effect of accounting change	**3.78**	3.13	2.66
Cumulative effect of accounting change, net of related income taxes	**—**	—	(0.02)
Net income	**$ 3.78**	$ 3.13	$ 2.64
Diluted earnings per common share:			
Income from continuing operations, net of related income taxes	**$ 3.63**	$ 3.01	$ 2.23
Income from discontinued operations, net of related income taxes	**0.11**	0.10	0.41
Income before cumulative effect of accounting change	**3.74**	3.11	2.64
Cumulative effect of accounting change, net of related income taxes	**—**	—	(0.02)
Net income	**$ 3.74**	$ 3.11	$ 2.62

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Stockholders' Equity

	Series A preferred stock	Series B preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total stockholders' equity
					(in millions)			
Balances at January 1, 2004	$ —	$ —	$3.8	$7,153.2	$ 630.4	$1,171.3	$(1,559.1)	$7,399.6
Common stock issued	—	—	—	41.2	—	—	—	41.2
Capital transactions of equity method investee, net of related income taxes	—	—	—	20.4	—	—	—	20.4
Stock-based compensation and additional related tax benefits	—	—	—	46.2	—	—	—	46.2
Tax benefits related to initial public offering costs	—	—	—	8.4	—	—	—	8.4
Treasury stock acquired	—	—	—	—	—	—	(772.6)	(772.6)
Dividends to common stockholders	—	—	—	—	(166.5)	—	—	(166.5)
Comprehensive income:								
Net income	—	—	—	—	825.6	—	—	825.6
Net unrealized gains, net	—	—	—	—	—	112.5	—	112.5
Foreign currency translation adjustment, net of related income taxes	—	—	—	—	—	32.3	—	32.3
Minimum pension liability, net of related income taxes	—	—	—	—	—	(2.8)	—	(2.8)
Comprehensive income								967.6
Balances at December 31, 2004	—	—	3.8	7,269.4	1,289.5	1,313.3	(2,331.7)	7,544.3
Series A preferred stock issued	—	—	—	296.0	—	—	—	296.0
Series B preferred stock issued	—	0.1	—	245.9	—	—	—	246.0
Common stock issued	—	—	—	59.9	—	—	—	59.9
Capital transactions of equity method investee, net of related income taxes	—	—	—	(0.1)	—	—	—	(0.1)
Stock-based compensation and additional related tax benefits	—	—	—	49.1	—	—	—	49.1
Tax benefits related to demutualization	—	—	—	163.8	—	—	—	163.8
Treasury stock acquired	—	—	—	—	—	—	(868.4)	(868.4)
Accelerated stock repurchase settlement	—	—	—	(84.0)	—	—	—	(84.0)
Dividends to common stockholders	—	—	—	—	(182.2)	—	—	(182.2)
Dividends to preferred stockholders	—	—	—	—	(17.7)	—	—	(17.7)
Comprehensive income:								
Net income	—	—	—	—	919.0	—	—	919.0
Net unrealized losses, net	—	—	—	—	—	(376.0)	—	(376.0)
Foreign currency translation adjustment, net of related income taxes	—	—	—	—	—	63.7	—	63.7
Minimum pension liability, net of related income taxes	—	—	—	—	—	(6.2)	—	(6.2)
Comprehensive income								600.5
Balances at December 31, 2005	$ —	$0.1	$3.8	$8,000.0	$2,008.6	$ 994.8	$(3,200.1)	$7,807.2

Principal Financial Group, Inc.

Consolidated Statements of Stockholders' Equity — (continued)

	Series A preferred stock	Series B preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total stockholders' equity
					(in millions)			
Balances at January 1, 2006	$ —	$0.1	$3.8	$8,000.0	$2,008.6	$994.8	$(3,200.1)	$7,807.2
Common stock issued	—	—	—	66.2	—	—	—	66.2
Capital transactions of equity method investee, net of related income taxes	—	—	—	1.7	—	—	—	1.7
Stock-based compensation and additional related tax benefits	—	—	—	73.9	(1.1)	—	—	72.8
Treasury stock acquired	—	—	—	—	—	—	(755.8)	(755.8)
Dividends to common stockholders	—	—	—	—	(214.7)	—	—	(214.7)
Dividends to preferred stockholders	—	—	—	—	(33.0)	—	—	(33.0)
Transition adjustment related to post-retirement benefit obligations, net of related income taxes	—	—	—	—	—	23.3	—	23.3
Comprehensive income:								
Net income	—	—	—	—	1,064.3	—	—	1,064.3
Net unrealized losses, net	—	—	—	—	—	(168.9)	—	(168.9)
Foreign currency translation adjustment, net of related income taxes	—	—	—	—	—	(5.0)	—	(5.0)
Minimum pension liability, net of related income taxes	—	—	—	—	—	2.7	—	2.7
Comprehensive income								893.1
Balances at December 31, 2006	$ —	$0.1	$3.8	$8,141.8	$2,824.1	$846.9	$(3,955.9)	$7,860.8

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Cash Flows

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Operating activities			
Net income	**$ 1,064.3**	$ 919.0	$ 825.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Income from discontinued operations, net of related income taxes	**(30.6)**	(27.5)	(130.4)
Cumulative effect of accounting change, net of related income taxes	**—**	—	5.7
Amortization of deferred policy acquisition costs	**239.2**	246.6	210.8
Additions to deferred policy acquisition costs	**(498.9)**	(482.1)	(477.7)
Accrued investment income	**(41.2)**	(4.9)	(21.5)
Net cash flows from (for) trading securities	**(200.3)**	(37.3)	6.3
Premiums due and other receivables	**(419.1)**	(70.8)	(24.9)
Contractholder and policyholder liabilities and dividends	**1,851.8**	2,006.8	1,749.9
Current and deferred income taxes	**169.6**	(453.3)	38.0
Net realized/unrealized capital (gains) losses	**(44.7)**	11.2	104.8
Depreciation and amortization expense	**105.3**	99.7	105.7
Mortgage loans held for sale, acquired or originated	**(427.3)**	(2,262.0)	(1,142.4)
Mortgage loans held for sale, sold or repaid, net of gain	**761.4**	2,326.8	940.3
Real estate acquired through operating activities	**(82.3)**	(44.6)	(45.8)
Real estate sold through operating activities	**88.6**	41.9	84.7
Stock-based compensation	**71.8**	48.8	43.4
Other	**(329.1)**	(192.1)	(241.0)
Net adjustments	**1,214.2**	1,207.2	1,205.9
Net cash provided by operating activities	**2,278.5**	2,126.2	2,031.5
Investing activities			
Available-for-sale securities:			
Purchases	**(7,765.4)**	(8,955.1)	(10,301.6)
Sales	**1,438.9**	3,300.5	2,327.1
Maturities	**3,595.8**	3,903.2	4,411.0
Mortgage loans acquired or originated	**(2,600.2)**	(2,485.5)	(2,760.4)
Mortgage loans sold or repaid	**2,102.6**	2,704.5	2,499.6
Real estate acquired	**(29.1)**	(92.2)	(341.5)
Real estate sold	**174.1**	319.8	345.6
Net purchases of property and equipment	**(50.5)**	(44.4)	(47.5)
Net proceeds from sales of subsidiaries	**—**	—	694.7
Purchases of interest in subsidiaries, net of cash acquired	**(769.2)**	(58.1)	(128.1)
Net change in other investments	**(9.9)**	(76.4)	116.5
Net cash used in investing activities	**$ (3,912.9)**	$(1,483.7)	$ (3,184.6)

Principal Financial Group, Inc.

Consolidated Statements of Cash Flows — (continued)

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Financing activities			
Issuance of common stock	**$ 66.2**	$ 59.9	$ 41.2
Issuance of preferred stock	**—**	542.0	—
Accelerated stock repurchase settlement	**—**	(84.0)	—
Acquisition and sales of treasury stock, net	**(755.8)**	(868.4)	(772.6)
Proceeds from financing element derivatives	**132.1**	168.4	110.6
Payments for financing element derivatives	**(141.0)**	(123.2)	(84.6)
Excess tax benefits from share-based payment arrangements	**8.4**	—	—
Dividends to common stockholders	**(214.7)**	(182.2)	(166.5)
Dividends to preferred stockholders	**(24.7)**	(17.7)	—
Issuance of long-term debt	**601.7**	137.5	12.1
Principal repayments of long-term debt	**(21.0)**	(72.6)	(447.2)
Net proceeds (repayments) of short-term borrowings	**(390.5)**	199.1	(291.4)
Investment contract deposits	**8,925.7**	7,250.0	7,312.4
Investment contract withdrawals	**(6,859.4)**	(6,504.5)	(5,294.9)
Net increase (decrease) in banking operation deposits	**258.9**	41.9	(5.0)
Net cash provided by financing activities	**1,585.9**	546.2	414.1
Discontinued operations			
Net cash provided by (used in) operating activities	**(1.1)**	125.1	(627.7)
Net cash used in investing activities	**(0.9)**	(125.0)	(473.7)
Net cash provided by financing activities	**—**	—	600.0
Net cash provided by (used in) discontinued operations	**(2.0)**	0.1	(501.4)
Net increase (decrease) in cash and cash equivalents	**(50.5)**	1,188.8	(1,240.4)
Cash and cash equivalents at beginning of year	**1,641.3**	452.5	1,692.9
Cash and cash equivalents at end of year	**$ 1,590.8**	$ 1,641.3	$ 452.5
Cash and cash equivalents of discontinued operations included above			
At beginning of year	**$ 2.0**	$ 1.9	$ 503.3
At end of year	**$ —**	$ 2.0	$ 1.9
Schedule of noncash transactions			
Tax benefits related to demutualization	**$ —**	$ 163.8	$ —

See accompanying notes.

1. Nature of Operations and Significant Accounting Policies

Description of Business

Principal Financial Group, Inc. ("the Company"), along with its consolidated subsidiaries is a diversified financial services organization engaged in promoting retirement savings and investment and insurance products and services in the U.S. and selected international markets.

Basis of Presentation

The accompanying consolidated financial statements, which include our majority-owned subsidiaries and consolidated variable interest entities ("VIEs"), have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). Less than majority-owned entities in which we had at least a 20% interest and LLCs, partnerships and real estate joint ventures in which we had at least a 5% interest, are reported on the equity basis in the consolidated statements of financial position as other investments. Investments in LLCs, partnerships and real estate joint ventures in which we have an ownership percentage of 3% to 5% are accounted for under the equity or cost method depending upon the specific facts and circumstances of our ownership and involvement. All significant intercompany accounts and transactions have been eliminated. Information included in the notes to the financial statements excludes information applicable to less than majority-owned entities reported on the equity and cost methods, unless otherwise noted.

Closed Block

Principal Life Insurance Company ("Principal Life") operates a closed block ("Closed Block") for the benefit of individual participating dividend-paying policies in force at the time of the 1998 mutual insurance holding company ("MIHC") formation. See Note 9, Closed Block, for further details.

Use of Estimates in the Preparation of Financial Statements

The preparation of our consolidated financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R* ("SFAS 158"), on September 29, 2006. SFAS 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status. This statement eliminates the ability to choose a measurement date, by requiring that plan assets and benefit obligations be measured as of the annual balance sheet date. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006, and did not have a material impact on our consolidated financial statements. The requirement to measure plan assets and benefit obligations as of the annual balance sheet date is effective for fiscal years ending after December 15, 2008. See Note 14, Employee and Agent Benefits, for further details.

On September 15, 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). This standard, which provides guidance for using fair value to measure assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. SFAS 157 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are still evaluating the impact this guidance will have on our consolidated financial statements.

The staff of the United States Securities and Exchange Commission ("SEC") published Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"), on September 13, 2006. SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. Under SAB 108, registrants are required to quantify the effects on the current year financial statements of correcting all misstatements, including both the carryover and reversing effects of

1. Nature of Operations and Significant Accounting Policies — (continued)

uncorrected prior year misstatements. After considering all relevant quantitative and qualitative factors, if a misstatement is material, a registrant's prior year financial statements must be restated. SAB 108 offers special transition provisions only for circumstances where its application would have altered previous materiality conclusions. When applying the special transition provisions, instead of restating prior period financial statements, a registrant must record the effect as a cumulative-effect adjustment to beginning-of-year retained earnings. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 did not have a material impact on our consolidated financial statements.

On July 13, 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48, which is an interpretation of SFAS No. 109, *Accounting for Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 requires the affirmative evaluation that it is more likely than not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FIN 48 also requires companies to disclose additional quantitative and qualitative information in their financial statements about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006, and the cumulative effect of applying this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 is not expected to have a material impact on our consolidated financial statements.

On March 17, 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets*("SFAS 156"), which amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"). This Statement (1) requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specified situations, (2) requires all separately recognized servicing assets and liabilities to be initially measured at fair value, (3) for subsequent measurement of each class of separately recognized servicing assets and liabilities, allows an entity to elect either the amortization or fair value measurement method, (4) permits a one-time reclassification of available-for-sale ("AFS") securities to trading securities by an entity with recognized servicing rights, without calling into question the treatment of other AFS securities, provided the AFS securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value, and (5) requires separate presentation of servicing assets and liabilities measured at fair value in the statement of financial position and also requires additional disclosures. The initial measurement requirements of this statement should be applied prospectively to all transactions entered into after the fiscal year beginning after September 15, 2006. The election related to the subsequent measurement of servicing assets and liabilities is also effective the first fiscal year beginning after September 15, 2006. SFAS 156 is not expected to have a material impact on our consolidated financial statements.

On February 16, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140* ("SFAS 155"), which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133") and SFAS 140. SFAS 155 (1) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (2) clarifies which interest-only and principal-only strips are not subject to the requirements of SFAS 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006. At adoption, the fair value election may also be applied to hybrid financial instruments that have been bifurcated under SFAS 133 prior to adoption of this Statement. Any changes resulting from the adoption of this Statement should be recognized as a cumulative effect adjustment to beginning retained earnings. SFAS 155 is not expected to have a material impact on our consolidated financial statements.

On September 19, 2005, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 05-1, *Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts* ("SOP 05-1"). AcSEC defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. An internal replacement that is determined to result in a replacement contract that is substantially unchanged from the replaced contract should be accounted for as a continuation of the replaced contract. Contract modifications resulting in a replacement contract

1. Nature of Operations and Significant Accounting Policies — (continued)

that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract and any unamortized deferred policy acquisition costs, unearned revenue liabilities, and deferred sales inducement costs from the replaced contract should be written off and acquisition costs on the new contracts capitalized as appropriate. This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. SOP 05-1 is not expected to have a material impact on our consolidated financial statements.

On May 30, 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3* ("SFAS 154"), which changes the requirements for the accounting and reporting of a change in accounting principle. Under SFAS 154, a change in accounting principle should be retrospectively applied to all prior periods, unless it is impracticable to do so. This retrospective application requirement replaces the Accounting Principles Board ("APB") Opinion No. 20, *Accounting Changes* ("APB 20"), requirement to recognize changes in accounting principle by including the cumulative effect of the change in net income during the current period. SFAS 154 applies to all voluntary changes in accounting principles where we are changing to a more preferable accounting method, as well as to changes required by an accounting pronouncement that does not contain specific transition provisions. SFAS 154 carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 is effective for accounting changes on or after January 1, 2006. SFAS 154 does not change the transition provisions of any existing accounting pronouncements.

On December 21, 2004, the FASB issued FASB Staff Position ("FSP") No. 109-2, *Accounting and Disclosure Guidance for the Foreign Earning Repatriation Provision within the American Jobs Creation Act of 2004* ("FSP 109-2"). The American Jobs Creation Act of 2004 was enacted on October 22, 2004, and introduces, among other things, a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer ("repatriation provision"), provided certain criteria are met. FSP 109-2 was issued to allow additional time for companies to determine whether any foreign earnings will be repatriated under the Act's repatriation provision, given the law was enacted late in the year and certain provisions were unclear. Under FSP 109-2, companies that took the additional time were required to provide disclosures about the status of the company's evaluation and the potential effects of its decision. FSP 109-2 was effective for the year ended December 31, 2004. See Note 13, Income Taxes, for further details.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"). SFAS 123R requires all share-based payments to employees to be recognized at fair value in the financial statements. SFAS 123R replaces SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure — an Amendment of FASB Statement No. 123* and amends SFAS No. 95, *Statement of Cash Flows*. On April 14, 2005, the SEC approved a new rule delaying the effective date of SFAS 123R to annual periods that begin after June 15, 2005. Accordingly, we adopted SFAS 123R effective January 1, 2006 using the modified-prospective method.

The provisions of our stock awards allow approved retirees to retain all or a portion of their awards if they retire prior to the end of the required service period. SFAS 123R considers this to be a nonsubstantive service condition. Accordingly, it is appropriate to recognize compensation cost either immediately for stock awards granted to retirement eligible employees, or over the period from the grant date to the date retirement eligibility is achieved, if retirement eligibility is expected to occur during the nominal vesting period. Our approach was to follow the widespread practice of recognizing compensation cost over the explicit service period (up to the date of actual retirement). For any awards that are granted after our adoption of SFAS 123R on January 1, 2006, we recognize compensation cost through the period that the employee first becomes eligible to retire and is no longer required to provide service to earn the award. If we had applied the nonsubstantive vesting provisions of SFAS 123R to awards granted prior to January 1, 2006, our consolidated financial statements would not have been materially impacted.

SFAS 123R requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow. This requirement reduces net operating cash flows and increases net financing cash flows in periods after the effective date.

Under the modified-prospective method, any excess income tax deduction realized for awards accounted for under SFAS 123R (regardless of the type of award or the jurisdiction in which the tax benefit is generated) is eligible to absorb write-offs of deferred income tax assets for any awards accounted for under SFAS 123R. SFAS 123R does not require separate pools of excess income tax benefits for separate types of awards, rather the excess income tax benefits of employee and nonemployee awards may be combined in a single pool of excess tax benefits. Our policy is to pool the employee and nonemployee awards together in this manner. Deferred income tax asset write-offs resulting from deficient

1. Nature of Operations and Significant Accounting Policies — (continued)

deductions on employee awards may be offset against previous excess income tax benefits arising from nonemployee awards, and vice versa.

This Statement did not have a material impact on our consolidated financial statements as we began expensing all stock options using a fair-value based method effective for the year beginning January 1, 2002. In addition, any stock options granted prior to January 1, 2002 were fully vested at the time of adoption of SFAS 123R. We use the Black-Scholes formula to estimate the value of stock options granted to employees. We applied the prospective method of transition as prescribed by SFAS 123 when we elected to begin expensing stock-based compensation in 2002. The cumulative effect of the change in accounting principle as a result of adopting SFAS 123R is immaterial. Therefore, the pre-tax cumulative effect of the change in accounting principle is reflected in operating expenses.

See Note 20, Stock-Based Compensation Plans, for further details.

In December, 2004, SFAS No. 153, *Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29* ("SFAS 153"), was issued. APB Opinion No. 29, *Accounting for Nonmonetary Transactions* ("APB 29"), provided the basic principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. However, APB 29 provided an exception that allowed certain exchanges of similar productive assets to be recorded at book value. SFAS 153 amends APB 29 to eliminate this exception and requires non-monetary exchanges that meet certain criteria to be accounted for at fair value. We adopted SFAS 153 and are applying its guidelines to nonmonetary exchanges occurring on or after July 1, 2005.

On March 9, 2004, the SEC Staff issued SAB No.105, *Application of Accounting Principles to Loan Commitments* ("SAB 105"), in which the SEC Staff expressed their view that the fair value of recorded loan commitments, including interest rate lock commitments ("IRLCs"), that are required to follow derivative accounting under SFAS 133, should not consider the expected future cash flows related to the associated servicing of the loan. We record IRLCs at zero value at date of issuance with subsequent gains or losses measured by changes in market interest rates. Therefore, this SAB did not have a material impact on our consolidated financial statements.

On July 7, 2003, the AcSEC issued SOP 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long Duration Contracts and for Separate Accounts* ("SOP 03-1"). This SOP addresses an insurance enterprise's accounting for certain fixed and variable contract features not covered by other authoritative accounting guidance. We adopted SOP 03-1 effective January 1, 2004, and recorded a cumulative effect of accounting change of $(5.7) million, which is net of income tax benefits of $3.0 million. The accounting change impacted our Life and Health Insurance, U.S. Asset Management and Accumulation and International Asset Management and Accumulation segments.

SOP 03-1 addresses the classification of contracts and calculation of an additional liability for contracts that contain significant insurance features. The adoption of the guidance required the recognition of an additional liability in cases where the insurance benefit feature resulted in gains in early years followed by losses in later years. The accrual and release of the additional liability also impacted the amortization of deferred policy acquisition costs ("DPAC"). As of January 1, 2004, we increased future policyholder benefits due to our no lapse guarantee feature of our universal life and variable universal life products within our Life and Health Insurance segment and for variable annuities with guaranteed minimum death benefits in our U.S. Asset Management and Accumulation segment. This resulted in an after-tax cumulative effect of $(0.9) million in the Life and Health Insurance segment and $(1.5) million in the U.S. Asset Management and Accumulation segment.

SOP 03-1 also requires contracts which provide for potential benefits in addition to the account balance that are payable only upon annuitization to establish an additional liability if the present value of the annuitized benefits exceeds the expected account balance at the expected annuitization date. In that regard, we also had an after-tax cumulative effect related to an equity method investment within our International Asset Management and Accumulation segment of $(3.3) million, net of income taxes, as of January 1, 2004, for select deferred annuity products, which include guaranteed annuitization purchase rates.

In addition, the guidance clarifies the accounting and classification for sales inducements. Although the valuation impacts were immaterial, we reclassified $30.3 million of sales inducements from DPAC to other assets as of January 1, 2004.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity date of three months or less when purchased.

1. Nature of Operations and Significant Accounting Policies — (continued)

Investments

We classify our fixed maturity and equity investments into one of two categories: available-for-sale or trading. We determine the appropriate classification of fixed maturity securities at the time of purchase. Fixed maturity securities include bonds, mortgage-backed securities and redeemable preferred stock. We classify fixed maturity securities as either available-for-sale or trading and, accordingly, carry them at fair value. (See Note 17, Fair Value of Financial Instruments, for policies related to the determination of fair value.) Unrealized gains and losses related to available-for-sale securities, excluding those in fair value hedging relationships, are reflected in stockholders' equity, net of adjustments related to DPAC, sales inducements, unearned revenue reserves, policyholder dividend obligation ("PDO"), derivatives in cash flow hedge relationships and applicable income taxes. Unrealized gains and losses related to trading securities and available-for-sale securities in fair value hedging relationships are reflected in net income as net realized/unrealized capital gains (losses).

The cost of fixed maturity securities is adjusted for amortization of premiums and accrual of discounts, both computed using the interest method. The cost of fixed maturity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported in net income as a component of net realized/unrealized capital gains (losses). For loan-backed and structured securities, we recognize income using a constant effective yield based on currently anticipated prepayments using a tool which models the prepayment behavior of the underlying collateral based on the current interest rate environment.

Equity securities include mutual funds, common stock and nonredeemable preferred stock. The cost of equity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported in net income as a component of net realized/unrealized capital gains (losses). Equity securities are classified as available-for-sale or trading and, accordingly, are carried at fair value. (See Note 17, Fair Value of Financial Instruments, for policies related to the determination of fair value.) Unrealized gains and losses related to available-for-sale securities are reflected in stockholders' equity, net of related DPAC, sales inducements, unearned revenue reserves, PDO, and applicable income taxes. Unrealized gains and losses related to trading securities are reflected in net income as net realized/unrealized capital gains (losses).

Real estate investments are reported at cost less accumulated depreciation. The initial cost bases of properties acquired through loan foreclosures are the lower of the fair market values of the properties at the time of foreclosure or the outstanding loan balance. Buildings and land improvements are generally depreciated on the straight-line method over the estimated useful life of improvements, and tenant improvement costs are depreciated on the straight-line method over the term of the related lease. We recognize impairment losses for properties when indicators of impairment are present and a property's expected undiscounted cash flows are not sufficient to recover the property's carrying value. In such cases, the cost bases of the properties are reduced to fair value. Real estate expected to be disposed is carried at the lower of cost or fair value, less cost to sell, with valuation allowances established accordingly and depreciation no longer recognized. Any impairment losses and any changes in valuation allowances are reported in net income.

Commercial and residential mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, net of valuation allowances, and direct write-downs for impairment. Any changes in the valuation allowances are reported in net income as net realized/unrealized capital gains (losses). We measure impairment based upon the present value of expected cash flows discounted at the loan's effective interest rate or the loan's observable market price. If foreclosure is probable, the measurement of any valuation allowance is based upon the fair value of the collateral. We have commercial mortgage loans held-for-sale in the amount of $77.3 million and $412.1 million at December 31, 2006 and 2005, respectively, which are carried at lower of cost or fair value, less cost to sell, and reported as mortgage loans in the statements of financial position.

Net realized capital gains and losses on sales of investments are determined on the basis of specific identification. In general, in addition to realized capital gains and losses on investment sales, unrealized gains and losses related to other than temporary impairments, trading securities, certain seed money investments, fair value hedge ineffectiveness, derivatives not designated as hedges and changes in the mortgage loan allowance are reported in net income as net realized/unrealized capital gains (losses). Investment gains and losses on sales of certain real estate held-for-sale, which do not meet the criteria for classification as a discontinued operation, are reported as net investment income and are excluded from net realized/unrealized capital gains (losses).

Policy loans and other investments, excluding investments in unconsolidated entities, are primarily reported at cost.

1. Nature of Operations and Significant Accounting Policies — (continued)

Securitizations

We, along with other contributors, sell commercial mortgage loans to trusts that, in turn, securitize the assets. As these trusts are classified as qualifying special purpose entities ("QSPE") pursuant to the guidance of SFAS 140, we recognize the gain on the sale of the loans to the trust and the trusts are not required to be consolidated under the provisions of FIN No. 46 (Revised 2003), *Consolidation of Variable Interest Entities* ("FIN 46R"). There is significant judgment used to determine whether a trust is a QSPE. To maintain QSPE status, the trust must continue to meet the QSPE criteria both initially and in subsequent periods. We have analyzed the governing pooling and servicing agreements for each of our securitizations and believe that the terms are industry standard and are consistent with the QSPE criteria. If at any time we determine a trust no longer qualifies as a QSPE, each trust will need to be reviewed to determine if there is a need to recognize the commercial mortgage loan asset in the statement of financial position along with the offsetting liability. In addition, certain industry practices related to the qualifying status of QSPE's are being discussed by the FASB and could impact the accounting for existing and/or future transactions.

Derivatives

Overview. Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices or the values of securities. Derivatives generally used by us include interest rate swaps, swaptions, futures, currency swaps, currency forwards, credit default swaps, total return swaps, interest rate lock commitments, bond forwards, mortgage-backed forwards, commodity swaps and options. Derivatives may be exchange traded or contracted in the over-the-counter market. Derivative positions are either assets or liabilities in the consolidated statements of financial position and are measured at fair value, generally by obtaining quoted market prices or through the use of pricing models. Fair values can be affected by changes in interest rates, foreign exchange rates, financial indices, values of securities, credit spreads, and market volatility and liquidity.

Accounting and Financial Statement Presentation. We designate derivatives as either:

(a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, including those denominated in a foreign currency ("fair value" hedge);

(b) a hedge of a forecasted transaction or the exposure to variability of cash flows to be received or paid related to a recognized asset or liability, including those denominated in a foreign currency ("cash flow" hedge);

(c) a hedge of a net investment in a foreign operation; or

(d) a derivative not designated as a hedging instrument.

Our accounting for the ongoing changes in fair value of a derivative depends on the intended use of the derivative and the designation, as described above, and is determined when the derivative contract is entered into or at the time of redesignation under SFAS 133. Hedge accounting is used for derivatives that are specifically designated in advance as hedges and that reduce our exposure to an indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period.

Fair Value Hedges. When a derivative is designated as a fair value hedge and is determined to be highly effective, changes in its fair value, along with changes in the fair value of the hedged asset, liability or firm commitment attributable to the hedged risk, are reported in net realized/unrealized capital gains (losses). Any difference between the net change in fair value of the derivative and the hedged item represents hedge ineffectiveness.

Cash Flow Hedges. When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded as a component of other comprehensive income. Any hedge ineffectiveness is recorded immediately in net income. At the time the variability of cash flows being hedged impact net income, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in net income.

Net Investment in a Foreign Operation Hedges. When a derivative is used as a hedge of a net investment in a foreign operation, its change in fair value, to the extent effective as a hedge, is recorded as a component of other comprehensive income. Any hedge ineffectiveness is recorded immediately in net income. If the foreign operation is sold or upon complete or substantially complete liquidation, the deferred gains or losses on the derivative instrument are reclassified into net income.

Non-Hedge Derivatives. If a derivative does not qualify or is not designated for hedge accounting, all changes in fair value are reported in net income without considering the changes in the fair value of the economically associated assets or liabilities.

In our commercial mortgage backed securitization operation, we enter into commitments to fund commercial mortgage loans at specified interest rates and other applicable terms within specified periods of time. These commitments are legally binding agreements to extend credit to a counterparty. Loan commitments that will be held for sale are recognized as derivatives and are recorded at fair value.

1. Nature of Operations and Significant Accounting Policies — (continued)

Hedge Documentation and Effectiveness Testing. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. This process includes associating all derivatives designated as fair value or cash flow hedges with specific assets or liabilities on the statement of financial position or with specific firm commitments or forecasted transactions. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative is highly effective and qualifies for hedge accounting treatment, the hedge might have some ineffectiveness.

We use qualitative and quantitative methods to assess hedge effectiveness. Qualitative methods may include monitoring changes to terms and conditions and counterparty credit ratings. Quantitative methods may include statistical tests including regression analysis and minimum variance and dollar offset techniques. If we determine a derivative is no longer highly effective as a hedge, we prospectively discontinue hedge accounting.

Termination of Hedge Accounting. We prospectively discontinue hedge accounting when (1) the criteria to qualify for hedge accounting is no longer met, e.g., a derivative is determined to no longer be highly effective in offsetting the change in fair value or cash flows of a hedged item; (2) the derivative expires, is sold, terminated or exercised; or (3) we remove the designation of the derivative being the hedging instrument for a fair value or cash flow hedge.

If it is determined that a derivative no longer qualifies as an effective hedge, the derivative will continue to be carried on the statement of financial position at its fair value, with changes in fair value recognized currently in net realized/unrealized capital gains (losses). The asset or liability under a fair value hedge will no longer be adjusted for changes in fair value pursuant to hedging rules and the existing basis adjustment is amortized to the statement of operations line associated with the asset or liability. The component of other comprehensive income related to discontinued cash flow hedges that are no longer highly effective is amortized to the statement of operations consistent with the net income impacts of the original hedged cash flows. If a cash flow hedge is discontinued because a hedged forecasted transaction is no longer probable, the deferred gain or loss is immediately reclassified from other comprehensive income into net income.

Embedded Derivatives. We purchase and issue financial instruments and products that contain a derivative that is embedded in the financial instrument or product. We assess whether this embedded derivative is clearly and closely related to the asset or liability that serves as its host contract. If we deem that the embedded derivative's terms are not clearly and closely related to the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the derivative is bifurcated from that contract and held at fair value on the statement of financial position, with changes in fair value reported in net income.

Contractholder and Policyholder Liabilities

Contractholder and policyholder liabilities (contractholder funds, future policy benefits and claims and other policyholder funds) include reserves for investment contracts and reserves for universal life, limited payment, participating, traditional and group life insurance, accident and health insurance and disability income policies, as well as a provision for dividends on participating policies.

Investment contracts are contractholders' funds on deposit with us and generally include reserves for pension and annuity contracts. Reserves on investment contracts are equal to the cumulative deposits less any applicable charges and withdrawals plus credited interest. Reserves for universal life insurance contracts are equal to cumulative deposits less charges plus credited interest, which represents the account balances that accrue to the benefit of the policyholders.

We hold additional reserves on certain long duration contracts where benefit features result in gains in early years followed by losses in later years, universal life/variable universal life contracts that contain no lapse guarantee features, or annuities with guaranteed minimum death benefits.

Reserves for nonparticipating term life insurance and disability income contracts are computed on a basis of assumed investment yield, mortality, morbidity and expenses, including a provision for adverse deviation, which generally varies by plan, year of issue and policy duration. Investment yield is based on our experience. Mortality, morbidity and withdrawal rate assumptions are based on our experience and are periodically reviewed against both industry standards and experience.

Reserves for participating life insurance contracts are based on the net level premium reserve for death and endowment policy benefits. This net level premium reserve is calculated based on dividend fund interest rates and mortality rates guaranteed in calculating the cash surrender values described in the contract.

1. Nature of Operations and Significant Accounting Policies — (continued)

Participating business represented approximately 20%, 24% and 28% of our life insurance in force and 59%, 62% and 64% of the number of life insurance policies in force at December 31, 2006, 2005 and 2004, respectively. Participating business represented approximately 56%, 58% and 60% of life insurance premiums for the years ended December 31, 2006, 2005 and 2004, respectively. The amount of dividends to policyholders is approved annually by Principal Life's Board of Directors. The amount of dividends to be paid to policyholders is determined after consideration of several factors including interest, mortality, morbidity and other expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Principal Life. At the end of the reporting period, Principal Life establishes a dividend liability for the pro rata portion of the dividends expected to be paid on or before the next policy anniversary date.

Some of our policies and contracts require payment of fees in advance for services that will be rendered over the estimated lives of the policies and contracts. These payments are established as unearned revenue reserves upon receipt and included in other policyholder funds in the consolidated statements of financial position. These unearned revenue reserves are amortized to operations over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profit margins.

The liability for unpaid accident and health claims is an estimate of the ultimate net cost of reported and unreported losses not yet settled. This liability is estimated using actuarial analyses and case basis evaluations. Although considerable variability is inherent in such estimates, we believe that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in current operations.

Recognition of Premiums and Other Considerations, Fees and Other Revenues and Benefits

Traditional individual life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of whole life and term life insurance policies. Premiums from these products are recognized as premium revenue when due. Related policy benefits and expenses for individual life and annuity products are associated with earned premiums and result in the recognition of profits over the expected term of the policies and contracts.

Immediate annuities with life contingencies include products with fixed and guaranteed annuity considerations and benefits and consist principally of group and individual single premium annuities with life contingencies. Annuity considerations from these products are recognized as revenue. However, the collection of these annuity considerations does not represent the completion of the earnings process, as we establish annuity reserves, using estimates for mortality and investment assumptions, which include provision for adverse deviation as required by U.S. GAAP. We anticipate profits to emerge over the life of the annuity products as we earn investment income, pay benefits and release reserves.

Group life and health insurance premiums are generally recorded as premium revenue over the term of the coverage. Certain group contracts contain experience premium refund provisions based on a pre-defined formula that reflects their claim experience. Experience premium refunds are recognized over the term of the coverage and adjusted to reflect current experience. Fees for contracts providing claim processing or other administrative services are recorded over the period the service is provided. Related policy benefits and expenses for group life and health insurance products are associated with earned premiums and result in the recognition of profits over the term of the policies and contracts.

Universal life-type policies are insurance contracts with terms that are not fixed. Amounts received as payments for such contracts are not reported as premium revenues. Revenues for universal life-type insurance contracts consist of policy charges for the cost of insurance, policy initiation and administration, surrender charges and other fees that have been assessed against policy account values and investment income. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

Investment contracts do not subject us to significant risks arising from policyholder mortality or morbidity and consist primarily of Guaranteed Investment Contracts ("GICs"), funding agreements and certain deferred annuities. Amounts received as payments for investment contracts are established as investment contract liability balances and are not reported as premium revenues. Revenues for investment contracts consist of investment income and policy administration charges. Investment contract benefits that are charged to expense include benefit claims incurred in the period in excess of related investment contract liability balances and interest credited to investment contract liability balances.

Fees and other revenues are earned for asset management services provided to retail and institutional clients based largely upon contractual rates applied to the market value of the client's portfolio. Additionally, fees and other revenues

1. Nature of Operations and Significant Accounting Policies — (continued)

are earned for administrative services performed including recordkeeping and reporting services for retirement savings plans. Fees and other revenues received for performance of asset management and administrative services are recognized as revenue when the service is performed or earned.

Deferred Policy Acquisition Costs

Commissions and other costs (underwriting, issuance and field expenses) that vary with and are primarily related to the acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to operations as incurred.

DPAC for universal life-type insurance contracts, participating life insurance policies and investment contracts are being amortized over the lives of the policies and contracts in relation to the emergence of estimated gross profit margins. For investment contracts pertaining to individual and group annuities which have separate account investment options, we utilize a mean reversion method (reversion to the mean assumption), a common industry practice, to determine the future domestic equity market growth assumption used for the amortization of DPAC. This amortization is adjusted in the current period when estimates of estimated gross profit are revised. The DPAC of nonparticipating term life insurance policies are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities.

DPAC are subject to recoverability testing at the time of policy issue and loss recognition testing on an annual basis, or when an event occurs that may warrant loss recognition. If loss recognition is necessary, DPAC would be written off to the extent that it is determined that future policy premiums and investment income or gross profits are not adequate to cover related losses and expenses.

Long-Term Debt

Long-term debt includes notes payable, nonrecourse mortgages and other debt with a maturity date greater than one year at the date of issuance. Current maturities of long term debt are classified as long-term debt in our statement of financial position.

Reinsurance

We enter into reinsurance agreements with other companies in the normal course of business. We may assume reinsurance from or cede reinsurance to other companies. Assets and liabilities related to reinsurance ceded are reported on a gross basis. Premiums and expenses are reported net of reinsurance ceded. We are contingently liable with respect to reinsurance ceded to other companies in the event the reinsurer is unable to meet the obligations it has assumed. At December 31, 2006, 2005 and 2004, respectively, we had reinsured \$21.7 billion, \$21.2 billion and \$20.1 billion of life insurance in force, representing 13%, 14%, and 14%, respectively, of total net life insurance in force through a single third-party reinsurer. To minimize the possibility of losses, we regularly evaluate the financial condition of our reinsurers and monitor concentrations of credit risk.

The effects of reinsurance on premiums and other considerations and policy and contract benefits were as follows:

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Premiums and other considerations:			
Direct	**$4,468.8**	$4,214.6	$3,934.8
Assumed	**117.3**	56.6	67.0
Ceded	**(280.8)**	(296.2)	(291.8)
Net premiums and other considerations	**$4,305.3**	$3,975.0	$3,710.0
Benefits, claims and settlement expenses:			
Direct	**$5,871.3**	$5,472.3	$5,099.0
Assumed	**141.8**	77.0	83.2
Ceded	**(320.7)**	(266.4)	(222.7)
Net benefits, claims and settlement expenses	**$5,692.4**	$5,282.9	$4,959.5

1. Nature of Operations and Significant Accounting Policies — (continued)

Separate Accounts

The separate account assets and liabilities presented in the consolidated financial statements represent the fair market value of funds that are separately administered by us for contracts with equity, real estate and fixed-income investments. The separate account contract owner, rather than us, bears the investment risk of these funds. The separate account assets are legally segregated and are not subject to claims that arise out of any of our other business. We receive fees for mortality, withdrawal, and expense risks, as well as administrative, maintenance and investment advisory services, that are included in the consolidated statements of operations. Net deposits, net investment income and realized and unrealized capital gains and losses on the separate accounts are not reflected in the consolidated statements of operations.

At December 31, 2006 and 2005, the separate accounts include a separate account valued at $768.4 million and $726.6 million, respectively, which primarily includes shares of our stock that were allocated and issued to eligible participants of qualified employee benefit plans administered by us as part of the policy credits issued under our 2001 demutualization. These shares are included in both basic and diluted earnings per share calculations. The separate account shares are recorded at fair value and are reported as separate account assets and separate account liabilities in the consolidated statements of financial position. Changes in fair value of the separate account shares are reflected in both the separate account assets and separate account liabilities and do not impact our results of operations.

Income Taxes

We file a U.S. consolidated income tax return that includes all of our qualifying subsidiaries. Our policy of allocating income tax expenses and benefits to companies in the group is generally based upon pro rata contribution of taxable income or operating losses. We are taxed at corporate rates on taxable income based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Foreign Exchange

Assets and liabilities of our foreign subsidiaries and affiliates denominated in non-U.S. dollars are translated into U.S. dollar equivalents at the year-end spot foreign exchange rates. Resulting translation adjustments are reported as a component of stockholders' equity, along with any related hedge and tax effects. Revenues and expenses for these entities are translated at the weighted-average exchange rates for the year. Revenue, expense and other foreign currency transaction and translation adjustments for foreign subsidiaries and affiliates with the U.S. dollar as the functional currency that affect cash flows are reported in current operations, along with related hedge and tax effects.

Goodwill and Other Intangibles

Goodwill and other intangibles include the cost of acquired subsidiaries in excess of the fair value of the net tangible assets recorded in connection with acquisitions. Goodwill and indefinite-lived intangible assets are not amortized. Rather, goodwill and indefinite-lived intangible assets are tested for impairment at one level below our operating segments on an annual basis during the fourth quarter each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment testing for indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value.

Intangible assets with a finite useful life are amortized as related benefits emerge over a period of 1 to 30 years and are reviewed periodically for indicators of impairment in value. If facts and circumstances suggest possible impairment, the sum of the estimated undiscounted future cash flows expected to result from the use of the asset is compared to the current carrying value of the asset. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized for the excess of the carrying amount of assets over their fair value.

Earnings Per Common Share

Basic earnings per common share is calculated by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period and excludes the dilutive effect of equity awards. Diluted earnings per common share reflects the potential dilution that could occur if dilutive securities, such as options and non-vested stock grants, were exercised or resulted in the issuance of common stock.

1. Nature of Operations and Significant Accounting Policies — (continued)

Stock-Based Compensation

At December 31, 2006, we have several stock-based compensation plans, which are described more fully in Note 20, Stock-Based Compensation Plans. We apply the fair value method to all stock-based awards granted subsequent to January 1, 2002. For stock-based awards granted prior to this date, we used the intrinsic value method.

Awards under our plans vest over periods ranging from one year to three years. The cost related to stock-based compensation included in the determination of net income for 2004 is less than that which would have been recognized if the fair value based method had been applied to all awards since the inception of our stock-based compensation plans. Had compensation expense for our stock option awards and employees' purchase rights been determined based upon fair values at the grant dates for awards under the plans in accordance with SFAS 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

	For the year ended December 31,		
	2006	**2005**	**2004**
	(in millions, except per share data)		
Net income available to common stockholders, as reported	**$1,031.3**	$901.3	$825.6
Add: Stock-based compensation expense included in reported net income, net of related tax effects	**42.1**	33.1	29.2
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**42.1**	33.1	32.3
Pro forma net income available to common stockholders	**$1,031.3**	$901.3	$822.5
Earnings per common share			
Basic earnings per common share:			
As reported	**$ 3.78**	$ 3.13	$ 2.64
Pro forma	**$ 3.78**	$ 3.13	$ 2.63
Diluted earnings per common share:			
As reported	**$ 3.74**	$ 3.11	$ 2.62
Pro forma	**$ 3.74**	$ 3.11	$ 2.61

Reclassifications

Reclassifications have been made to the 2005 and 2004 consolidated financial statements to conform to the 2006 presentation.

2. Acquisition

On December 31, 2006, we completed the purchase of WM Advisors, Inc., a leading mutual fund manager, for a total cost of $741.1 million in cash, subject to closing adjustments. The acquisition represents a strategic fit for us by adding scale to one of our key asset accumulation businesses, further strengthening our global asset management capability and increasing our presence with independent financial advisors.

2. Acquisition — (continued)

A summary of the fair values of the net assets acquired as of December 31, 2006, based upon the current valuation estimates, is as follows (in millions):

Assets	
Cash and cash equivalents	**$ 9.1**
Premiums due and other receivables	**26.0**
Property, plant, and equipment	**0.4**
Goodwill	**62.7**
Other intangibles	**751.9**
Other assets	**0.5**
Total assets acquired	**850.6**
Liabilities	
Long-term debt	**86.9**
Other liabilities	**22.6**
Total liabilities assumed	**109.5**
Net assets acquired	**$741.1**

Of the $751.9 million of acquired intangible assets, $608.0 million was assigned to investment management contracts that are not subject to amortization. The remainder of the acquired intangibles will be subject to amortization and consist of: $86.9 million of customer-based intangibles (eight-year useful life); $51.0 million of asset management contracts (three-year useful life); $5.0 million ascribed to the distribution channel (18-year useful life); and $1.0 million ascribed to non-compete agreements (one-year useful life).

Consistent with the acquired intangibles, the $62.7 million of goodwill was assigned to the U.S. Asset Management and Accumulation segment and will be deductible for tax purposes. The allocation of the purchase price is preliminary and could change when final information becomes available.

The following (unaudited) pro forma consolidated results of operations have been prepared as if the acquisition of WM Advisors, Inc., had occurred as of January 1, 2004:

	For the year ended December 31,		
	2006	**2005**	**2004**
	(in millions, except per share data)		
Total revenues	**$10,148.2**	$9,353.6	$8,541.9
Net income	**1,092.5**	947.6	849.1
Basic earnings per common share	**3.88**	3.23	2.71
Diluted earnings per common share	**3.85**	3.21	2.70

The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

3. Discontinued Operations

Real Estate Investments

In 2005 and 2006, we sold certain real estate properties previously held for investment purposes. These properties qualify for discontinued operations treatment. Therefore, the income from discontinued operations has been removed from our results of continuing operations for all periods presented. The gains on disposal are reported as other after-tax adjustments in our Corporate and Other segment. All assets, including cash, and liabilities of the discontinued operations have been reclassified to separate discontinued asset and liability line items on the consolidated statements of financial position. We have separately disclosed the operating, investing and financing portions of the cash flows attributable to our discontinued operations in our consolidated statements of cash flows. Additionally, the information included in the notes to the financial statements excludes information applicable to these properties, unless otherwise noted.

3. Discontinued Operations — (continued)

The properties were sold to take advantage of positive real estate market conditions in specific geographic locations and to further diversify our real estate portfolio.

Selected financial information for the discontinued operations is as follows:

	December 31, 2006	December 31, 2005
	(in millions)	
Assets		
Real estate	$—	$ 99.3
All other assets	—	3.9
Total assets	$—	$103.2
Liabilities		
All other liabilities	$—	$ 4.5
Total liabilities	$—	$ 4.5

	For the year ended December 31, 2006	2005	2004
	(in millions)		
Total revenues	**$(0.5)**	$ 2.8	$2.5
Income from discontinued operations:			
Income (loss) before income taxes	**$(0.5)**	$ 2.8	$2.5
Income taxes (benefits)	**(0.2)**	1.0	0.9
Gain on disposal of discontinued operations	**47.5**	34.3	—
Income taxes on disposal	**16.6**	12.0	—
Net income	**$30.6**	$24.1	$1.6

Principal International Argentina S.A.

On July 2, 2004, we closed the sale of Principal International Argentina S.A. ("PI Argentina"), our subsidiary in Argentina, and its wholly owned subsidiaries, Principal Life Compañía de Seguros, S.A. and Principal Retiro Compañía de Seguros de Retiro, S.A. Our total after-tax proceeds from the sale were approximately U.S. $29.2 million.

The decision to sell PI Argentina was made with a view toward focusing our resources, executing in core strategic priorities and markets and meeting stockholders expectations. Changing market dynamics since the 2001 economic crisis in Argentina led us to conclude that the interests of our stockholders would best be served by our exit of this market.

PI Argentina qualified for discontinued operations treatment, therefore, the income from discontinued operations has been removed from our results of continuing operations and segment operating earnings for all periods presented in our International Asset Management and Accumulation segment. We have separately disclosed the operating, investing and financing portions of the cash flows attributable to our discontinued operations in our consolidated statements of cash flows. Additionally, the information included in the notes to the financial statements excludes information applicable to PI Argentina, unless otherwise noted.

3. Discontinued Operations — (continued)

Selected financial information for the discontinued operations of PI Argentina is as follows:

	For the year ended December 31,		
	2006	2005	2004
	(in millions)		
Total revenues	$—	$ —	$ 5.8
Income from discontinued operations:			
Income before income taxes(1)	$—	$ —	$ 0.3
Income taxes(1)	—	—	0.1
Loss on disposal of discontinued operations	—	—	(15.9)
Income tax benefits on disposal	—	—	(25.7)
Net income	$—	$ —	$ 10.0

(1) The 2004 summary results of operations information is for the six months ended prior to the July 2, 2004, sale of PI Argentina and, accordingly, there is no statement of operations data to present subsequent to the date of the sale.

Principal Residential Mortgage, Inc.

On July 1, 2004, we closed the sale of Principal Residential Mortgage, Inc. to CitiMortgage, Inc. Our total after-tax proceeds from the sale were approximately $620.0 million. Our Mortgage Banking segment, which included Principal Residential Mortgage, Inc., is accounted for as a discontinued operation, and therefore, the income from discontinued operations (excluding corporate overhead) has been removed from our results of continuing operations and segment operating earnings for all periods presented. We have separately disclosed the operating, investing and financing portions of the cash flows attributable to our discontinued operations in our consolidated statements of cash flows. Corporate overhead allocated to our Mortgage Banking segment does not qualify for discontinued operations treatment and is included in our results of continuing operations and segment operating earnings for all periods prior to July 1, 2004. Additionally, the information included in the notes to the financial statements excludes information applicable to Principal Residential Mortgage, Inc., unless otherwise noted.

The decision to sell Principal Residential Mortgage, Inc. was made with a view toward intensifying our strategic focus on our core retirement and risk protection business as well as achieving our longer-term financial objectives. In addition, the sale was also viewed as a positive move for our stockholders as it enabled us to move forward from an improved capital position, with better financial flexibility and greater stability of earnings.

3. Discontinued Operations — (continued)

Selected financial information for the discontinued operations of our Mortgage Banking segment is as follows:

	For the year ended December 31,		
	2006	2005	2004
	(in millions)		
Total revenues	$—	$ —	$446.1
Loss from continuing operations, net of related income taxes (represents corporate overhead)	$—	$ —	$(10.3)
Income from discontinued operations			
Income before income taxes(1)	—	—	48.3
Income taxes(1)	—	—	18.3
Gain (loss) on disposal of discontinued operations	—	(1.7)	134.7
Income taxes on disposal	—	3.3	42.4
Income (loss) from discontinued operations, net of related income taxes	—	(5.0)	122.3
Net income (loss)	$—	$(5.0)	$112.0

(1) The 2004 summary results of operations information is for the six months ended prior to the July 1, 2004, sale of Principal Residential Mortgage, Inc. and, accordingly, there is no statement of operations data to present subsequent to the date of the sale.

Our U.S. Asset Management and Accumulation segment held residential mortgage banking escrow deposits (reported as other liabilities) as of December 31, 2003. The purchaser (or acquirer) closed out the banking escrow deposit accounts as a result of the sale. U.S. Asset Management and Accumulation total revenues from this arrangement reclassified to discontinued operations for the year ended December 31, 2004 was $(5.6) million. Loss from discontinued operations net of related income taxes, for the year ended December 31, 2004 was $3.5 million.

BT Financial Group

On October 31, 2002, we sold substantially all of BT Financial Group to Westpac Banking Corporation ("Westpac"). Our total after-tax proceeds from the sale were approximately U.S. $900.0 million. This amount includes cash proceeds from Westpac, tax benefits and a gain from unwinding the hedged asset associated with our investment in BT Financial Group.

The decision to sell BT Financial Group was made with a view toward focusing our resources, executing on core strategic priorities and meeting stockholder expectations. Changing market dynamics since our acquisition of BT Financial Group, including industry consolidation, led us to conclude that the interests of BT Financial Group clients and staff would be best served under Westpac's ownership.

Changes to the loss on discontinued operations due to the close of a tax audit resulted in an increase to net income of $8.4 million in 2005. We have separately disclosed the operating, investing and financing portions of the cash flows attributable to our discontinued operations in our consolidated statements of cash flows.

4. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill reported in our operating segments for 2005 and 2006 were as follows:

	U.S. Asset Management and Accumulation	International Asset Management and Accumulation	Life and Health Insurance	Corporate and Other	Consolidated
			(in millions)		
Balances at January 1, 2005	$ 91.8	$52.6	$88.5	$ —	$232.9
Goodwill from acquisitions	46.5	—	—	—	46.5
Foreign currency translation	—	2.9	—	—	2.9
Other	—	—	(0.1)	0.1	—
Balances at December 31, 2005	138.3	55.5	88.4	0.1	282.3
Goodwill from acquisitions	**81.2**	—	—	—	**81.2**
Foreign currency translation	—	**(1.6)**	—	—	**(1.6)**
Balances at December 31, 2006	**$219.5**	**$53.9**	**$88.4**	**$0.1**	**$361.9**

Amortized intangible assets were as follows:

	December 31,					
	2006			2005		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
			(in millions)			
Present value of future profits	**$172.8**	**$66.1**	**$106.7**	$125.1	$41.3	$ 83.8
Other	**288.7**	**26.4**	**262.3**	131.8	16.9	114.9
Total amortized intangibles	**$461.5**	**$92.5**	**$369.0**	$256.9	$58.2	$198.7

The amortization expense for intangible assets with finite useful lives was $22.6 million, $17.5 million and $12.2 million for 2006, 2005 and 2004, respectively. At December 31, 2006, the estimated amortization expense for the next five years is as follows (in millions):

Year ending December 31:	
2007	**$33.7**
2008	**31.0**
2009	**30.9**
2010	**13.9**
2011	**13.6**

Present value of future profits ("PVFP") represents the present value of estimated future profits to be generated from existing insurance contracts in-force at the date of acquisition and is amortized over the expected policy or contract duration. Interest rates used to calculate the estimated interest accruals were 9.00% for all years related to PVFP generated from Mexico acquisitions and 6.43% declining to 6.36% in 2006, 6.51% declining to 6.43% in 2005 and 6.51% for 2004, related to PVFP generated from Chile acquisitions.

4. Goodwill and Other Intangible Assets — (continued)

The changes in the carrying amount of present value of future profits reported in our operating segments for 2004, 2005 and 2006 were as follows (in millions):

	International Asset Management and Accumulation
Balance at January 1, 2004	$ 93.7
Interest accrued	7.7
Amortization	(13.8)
Foreign currency translation	0.8
Balance at December 31, 2004	88.4
Interest accrued	7.8
Amortization	(14.7)
Impairments	(2.3)
Foreign currency translation	4.3
Other	0.3
Balance at December 31, 2005	83.8
Interest accrued	**7.3**
Amortization	**(18.4)**
Impairments	**(2.0)**
Foreign currency translation	**(1.5)**
Other	**37.5**
Balance at December 31, 2006	**$106.7**

At December 31, 2006, the estimated amortization expense related to PVFP for the next five years is as follows (in millions):

Year ending December 31:	
2007	**$6.5**
2008	**4.8**
2009	**4.6**
2010	**4.5**
2011	**4.7**

The net carrying amount of unamortized indefinite-lived intangible assets were $612.0 million and $3.9 million as of December 31, 2006 and 2005, respectively. Due to the December 31, 2006, acquisition of WM Advisors, Inc., we assigned $608.0 million to investment management contracts that are not subject to amortization. See Note 2, Acquisitions.

5. Variable Interest Entities

We have relationships with various types of special purpose entities and other entities where we have a variable interest. The following serves as a discussion of investments in entities that meet the definition of a VIE.

Consolidated Variable Interest Entities

Synthetic Collateralized Debt Obligation. On May 26, 2005, we invested $130.0 million in a secured limited recourse credit linked note issued by a grantor trust. The trust entered into a credit default swap providing credit protection on the first 45% of loss of seven mezzanine tranches totaling $288.9 million of seven synthetic reference portfolios. Our risk of loss for the seven referenced mezzanine tranches begins at 4.85% and ends at 10.85% of loss on each of the seven synthetic reference portfolios. Therefore, defaults in an underlying reference portfolio will only affect the credit-linked note if cumulative losses exceed 4.85% of a synthetic reference portfolio.

We have determined that this grantor trust is a variable interest entity and that we are the primary beneficiary of the trust due to our interest in the variable interest entity and management of the synthetic reference portfolios. Upon consolidation of the trust, as of December 31, 2006 and 2005, our consolidated statements of financial position include $130.3 million and $130.0 million, respectively, of available-for-sale fixed maturity securities, which represent the collateral held by the trust. As of December 31, 2006 and 2005, the credit default swap entered into by the trust has an outstanding notional amount of $130.0 million. During the years ended December 31, 2006 and 2005, the credit default swaps had a change in fair value that resulted in a $4.4 million pre-tax gain and a $0.4 million pre-tax loss, respectively. The creditors of the grantor trusts have no recourse to our assets.

5. Variable Interest Entities — (continued)

Grantor Trusts. We contributed undated subordinated floating rate notes to three grantor trusts. The trusts separated the cash flows of the underlying notes by issuing an interest-only certificate and a residual certificate related to each note contributed. Each interest-only certificate entitles the holder to interest on the stated note for a specified term while the residual certificate entitles the holder to interest payments subsequent to the term of the interest-only certificate and to all principal payments. We retained the interest-only certificate and the residual certificates were subsequently sold to a third party.

We have determined that these grantor trusts are VIEs as our interest-only certificates are exposed to the majority of the risk of loss. The restricted interest periods end between 2016 and 2020 and, at that time, the residual certificate holders' certificates are redeemed by the trust in return for the notes. We have determined that it will be necessary for us to consolidate these entities until the expiration of the interest-only period. As of December 31, 2006 and 2005, our consolidated statements of financial position include $366.2 million and $364.1 million, respectively, of undated subordinated floating rate notes of the grantor trusts, which are classified as available-for-sale fixed maturity securities and represent the collateral held by the trust. The obligation to deliver the underlying securities to the residual certificate holders of $156.8 million and $147.4 million as of December 31, 2006 and 2005, respectively, is classified as an other liability and contains an embedded derivative of the forecasted transaction to deliver the underlying securities. The creditors of the grantor trusts have no recourse to our assets.

Other. In addition to the entities above, we have a number of relationships with a disparate group of entities, which meet the criteria for VIEs. Due to the nature of our direct investment in the equity and/or debt of these VIEs, we are the primary beneficiary of such entities, which requires us to consolidate them. These entities include seven private investment trusts, a financial services company and a hedge fund. The consolidation of these VIEs did not have a material effect on either our consolidated statement of financial position as of December 31, 2006 or 2005, or results of operations and for the years ended December 31, 2006, 2005 and 2004. For the majority of these entities, the creditors have no recourse to our assets.

The carrying amount and classification of consolidated VIE assets that are collateral the VIEs have designated for their own obligations and the debt of the VIEs are as follows:

	December 31,	
	2006	**2005**
	(in millions)	
Fixed maturity securities, available-for-sale	**$178.0**	$ 88.3
Fixed maturity securities, trading	**14.0**	—
Equity securities, available-for-sale	**—**	39.6
Equity securities, trading	**59.5**	—
Real estate	**—**	12.4
Cash and other assets	**83.2**	71.6
Total assets pledged as collateral	**$334.7**	$211.9
Long-term debt	**$206.4**	$123.9

As of December 31, 2006 and 2005, $334.7 million and $211.9 million, respectively, of assets were pledged as collateral for the VIE entities' other obligations. Additionally, as of December 31, 2006 and 2005, these entities had long-term debt of $206.4 million and $123.9 million, respectively, of which $206.4 million and $110.6 million, respectively, was issued to our affiliates and, therefore, eliminated upon consolidation.

Significant Unconsolidated Variable Interest Entities

We hold a significant variable interest in a number of VIEs where we are not the primary beneficiary. These entities include private investment trusts and custodial relationships that have issued trust certificates or custodial receipts that are recorded as available-for-sale fixed maturity securities in the consolidated financial statements.

5. Variable Interest Entities — (continued)

On June 21, 2006, we invested $285.0 million in a secured limited recourse note issued by a segregated portfolio company. The note represents Class B notes. Class A notes are senior and Class C through Class F notes are subordinated to Class B notes. The entity entered into a credit default swap with a third party providing credit protection in exchange for a fee. Defaults in an underlying reference portfolio will only affect the note if cumulative losses of a synthetic reference portfolio exceed the loss attachment point on the portfolio. We have determined we are not the primary beneficiary, as we do not hold the majority of the risk of loss. Our maximum exposure to loss as a result of our involvement with this entity is our recorded investment of $285.3 million as of December 31, 2006.

Between October 3, 1996 and September 21, 2001, we entered into seven separate but similar transactions where various third parties transferred funds to either a custodial account or a trust. The custodians or trusts purchased shares of specific money market funds and then separated the cash flows of the money market shares into share receipts and dividend receipts. The dividend receipts entitle the holder to dividends paid for a specified term while the share receipts, purchased at a discount, entitle the holder to dividend payments subsequent to the term of the dividend receipts and the rights to the underlying shares. We have purchased the share receipts. After the restricted dividend period ends between 2017 and 2021, we, as the share receipt holder, have the right to terminate the custodial account or trust agreement and will receive the underlying money market fund shares. We determined the primary beneficiary is the dividend receipt holder, which has the majority of the risk of loss. Our maximum exposure to loss as a result of our involvement with these entities is our recorded investment of $235.7 million and $224.5 million as of December 31, 2006 and 2005, respectively.

On June 20, 1997, we entered into a transaction in which we purchased a residual trust certificate. The trust separated the cash flows of an underlying security into an interest-only certificate that entitles the third party certificate holder to the stated interest on the underlying security through May 15, 2017, and into a residual certificate entitling the holder to interest payments subsequent to the term of the interest-only certificates and any principal payments. Subsequent to the restricted interest period, we, as the residual certificate holder, have the right to terminate the trust agreement and will receive the underlying security. We determined the primary beneficiary is the interest-only certificate holder, which has the majority of the risk of loss. Our maximum exposure to loss as a result of our involvement with this entity is our recorded investment of $78.7 million and $77.0 million as of December 31, 2006 and 2005, respectively.

6. Investments

Fixed Maturities and Equity Securities

The cost, gross unrealized gains and losses and fair value of fixed maturities and equity securities available-for-sale as of December 31, 2006 and 2005, are summarized as follows:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(in millions)		
December 31, 2006				
Fixed maturities, available-for-sale:				
U.S. government and agencies	**$ 530.8**	**$ 0.8**	**$ 3.8**	**$ 527.8**
Non-U.S. governments	**766.0**	**135.0**	**0.4**	**900.6**
States and political subdivisions	**1,557.7**	**45.4**	**4.9**	**1,598.2**
Corporate — public	**20,742.1**	**852.1**	**145.9**	**21,448.3**
Corporate — private	**10,287.9**	**373.9**	**75.7**	**10,586.1**
Mortgage-backed and other asset-backed securities	**9,199.1**	**221.2**	**77.8**	**9,342.5**
Total fixed maturities, available-for-sale	**$43,083.6**	**$1,628.4**	**$308.5**	**$44,403.5**
Total equity securities, available-for-sale	**$ 657.7**	**$ 13.5**	**$ 4.6**	**$ 666.6**
December 31, 2005				
Fixed maturities, available-for-sale:				
U.S. government and agencies	$ 557.9	$ 1.8	$ 4.2	$ 555.5
Non-U.S. governments	804.6	110.8	0.8	914.6
States and political subdivisions	1,222.6	45.7	3.8	1,264.5
Corporate — public	20,297.3	1,014.3	117.1	21,194.5
Corporate — private	9,470.1	484.3	52.3	9,902.1
Mortgage-backed and other asset-backed securities	8,093.3	270.7	78.0	8,286.0
Total fixed maturities, available-for-sale	$40,445.8	$1,927.6	$256.2	$42,117.2
Total equity securities, available-for-sale	$ 704.1	$ 26.1	$ 5.8	$ 724.4

The cost and fair value of fixed maturities available-for-sale at December 31, 2006, by expected maturity, were as follows:

	Cost	Fair value
	(in millions)	
Due in one year or less	**$ 2,282.7**	**$ 2,282.7**
Due after one year through five years	**9,313.6**	**9,491.8**
Due after five years through ten years	**11,222.2**	**11,402.5**
Due after ten years	**11,066.0**	**11,883.9**
	33,884.5	**35,060.9**
Mortgage-backed and other asset-backed securities	**9,199.1**	**9,342.6**
Total	**$43,083.6**	**$44,403.5**

The above summarized activity is based on expected maturities. Actual maturities may differ because borrowers may have the right to call or prepay obligations.

Corporate private placement bonds represent a primary area of credit risk exposure. The corporate private placement bond portfolio is diversified by issuer and industry. We monitor the restrictive bond covenants, which are intended to regulate the activities of issuers and control their leveraging capabilities.

6. Investments — (continued)

Net Investment Income

Major categories of net investment income are summarized as follows:

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Fixed maturities, available-for-sale	**$2,620.4**	$2,453.1	$2,317.2
Fixed maturities, trading	**16.0**	7.6	9.4
Equity securities, available-for-sale	**55.5**	50.8	46.9
Equity securities, trading	**2.5**	4.9	3.1
Mortgage loans	**744.0**	764.1	762.5
Real estate	**64.5**	63.9	82.3
Policy loans	**50.9**	50.3	51.1
Cash and cash equivalents	**64.4**	32.1	25.9
Derivatives	**40.2**	17.9	17.5
Other	**92.0**	49.4	36.9
Total	**3,750.4**	3,494.1	3,352.8
Less investment expenses	**(132.4)**	(134.0)	(128.8)
Net investment income	**$3,618.0**	$3,360.1	$3,224.0

Net Realized/Unrealized Capital Gains and Losses

The major components of net realized/unrealized capital gains (losses) on investments are summarized as follows:

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Fixed maturities, available-for-sale:			
Gross gains	**$42.9**	$114.5	$ 58.9
Gross losses	**(65.0)**	(87.3)	(86.0)
Hedging (net)	**(14.6)**	(45.8)	(0.7)
Fixed maturities, trading	**1.0**	(2.4)	(1.1)
Equity securities, available-for-sale:			
Gross gains	**2.5**	9.1	17.1
Gross losses	**(0.9)**	(8.8)	(12.0)
Equity securities, trading	**21.8**	6.6	4.4
Mortgage loans	**2.4**	1.3	(12.5)
Derivatives	**(4.7)**	17.2	(101.4)
Other	**59.3**	(15.6)	28.5
Net realized/unrealized capital gains (losses)	**$44.7**	$(11.2)	$(104.8)

Proceeds from sales of investments (excluding call and maturity proceeds) in fixed maturities were $1.5 billion, $2.6 billion and $1.9 billion in 2006, 2005 and 2004, respectively.

We recognize impairment losses for fixed maturities and equity securities when declines in value are other than temporary. Gross realized losses related to other than temporary impairments of fixed maturity securities were $14.6 million, $28.6 million and $60.6 million in 2006, 2005 and 2004, respectively. As a result of the need to fund our acquisition of WM Advisors, Inc. we also recognized $17.2 million of write-downs in 2006 that resulted from our determination that we no longer had the ability and intent to hold certain fixed maturity securities until they recovered in value. We also recognized gross realized losses as the result of credit triggered sales of $22.2 million, $30.8 million and $18.9 million in 2006, 2005 and 2004, respectively. In 2005, we also recognized an $11.0 million loss related to a large investment that was called from us.

6. Investments — (continued)

Net Unrealized Gains and Losses on Available-for-Sale Securities

The net unrealized gains and losses on investments in fixed maturities and equity securities available-for-sale are reported as a separate component of stockholders' equity. The cumulative amount of net unrealized gains and losses on available-for-sale securities was as follows:

	December 31,	
	2006	2005
	(in millions)	
Net unrealized gains on fixed maturities, available-for-sale(1)	**$1,321.1**	$1,670.8
Net unrealized gains on equity securities, available-for-sale	**8.9**	20.3
Adjustments for assumed changes in amortization patterns	**(128.1)**	(136.2)
Net unrealized gains on derivative instruments	**46.4**	39.6
Net unrealized losses on policyholder dividend obligation	**—**	(33.7)
Net unrealized gains (losses) on equity method subsidiaries and minority interest adjustments	**6.8**	(19.9)
Provision for deferred income taxes	**(396.1)**	(513.0)
Net unrealized gains on available-for-sale securities	**$ 859.0**	$1,027.9

(1) Excludes net unrealized gains (losses) on fixed maturities, available-for-sale included in fair value hedging relationships.

6. Investments — (continued)

Commercial Mortgage Loans

Commercial mortgage loans represent a primary area of credit risk exposure. At December 31, 2006 and 2005, the commercial mortgage portfolio is diversified by geographic region and specific collateral property type as follows:

	December 31,			
	2006		2005	
	Carrying amount	Percent of total	Carrying amount	Percent of total
	($ in millions)			
Geographic distribution				
New England	**$ 397.6**	**3.9%**	$ 353.0	3.6%
Middle Atlantic	**1,817.4**	**18.0**	1,822.3	18.4
East North Central	**847.0**	**8.4**	775.2	7.8
West North Central	**525.6**	**5.2**	458.3	4.6
South Atlantic	**2,550.9**	**25.3**	2,531.2	25.7
East South Central	**285.6**	**2.8**	348.0	3.5
West South Central	**682.4**	**6.8**	674.1	6.8
Mountain	**845.5**	**8.4**	823.7	8.3
Pacific	**2,170.5**	**21.5**	2,138.1	21.6
Valuation allowance	**(32.2)**	**(0.3)**	(33.2)	(0.3)
Total	**$10,090.3**	**100.0%**	$9,890.7	100.0%
Property type distribution				
Office	**$ 2,672.3**	**26.5%**	$2,706.5	27.4%
Retail	**2,808.8**	**27.7**	3,036.5	30.6
Industrial	**2,740.1**	**27.2**	2,812.3	28.4
Apartments	**1,440.3**	**14.3**	1,078.5	10.9
Hotel	**41.7**	**0.4**	44.8	0.5
Mixed use/other	**419.3**	**4.2**	245.3	2.5
Valuation allowance	**(32.2)**	**(0.3)**	(33.2)	(0.3)
Total	**$10,090.3**	**100.0%**	$9,890.7	100.0%

Commercial Mortgage Loan Loss Allowance

Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. When we determine that a loan is impaired, a valuation allowance is established equal to the difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. The change in the valuation allowance is included in net realized/unrealized capital gains (losses) on our consolidated statements of operations.

The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation and assessment of the adequacy of the allowance for losses and the need for mortgage impairments is based on known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. The evaluation of our loan specific reserve component is also subjective,

6. Investments — (continued)

as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans. Impaired mortgage loans, along with the related allowance for losses, were as follows:

	December 31,	
	2006	2005
	(in millions)	
Impaired loans	**$0.1**	$23.8
Allowance for losses	**—**	(2.3)
Net impaired loans	**$0.1**	$21.5

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

	For the year ended December 31,		
	2006	2005	2004
	(in millions)		
Average recorded investment in impaired loans	**$4.3**	$51.6	$105.2
Interest income recognized on impaired loans	**0.5**	5.1	7.0

When it is determined that a loan is impaired, interest accruals are stopped and all interest income is recognized on the cash basis.

A summary of the changes in the commercial mortgage loan allowance for losses is as follows:

	For the year ended December 31,		
	2006	2005	2004
	(in millions)		
Balance at beginning of year	**$33.2**	$42.4	$49.6
Provision for losses	**1.3**	6.7	14.4
Releases due to write-downs, sales and foreclosures	**(2.3)**	(15.9)	(21.6)
Balance at end of year	**$32.2**	$33.2	$42.4

Real Estate

Depreciation expense on invested real estate was $34.4 million, $28.0 million and $32.0 million in 2006, 2005 and 2004, respectively. Accumulated depreciation was $228.3 million and $199.7 million as of December 31, 2006 and 2005, respectively.

Other Investments

Other investments include minority interests in unconsolidated entities, domestic and international joint ventures and partnerships and properties owned jointly with venture partners and operated by the partners. Such investments are generally accounted for using the equity method. In applying the equity method, we record our share of income or loss reported by the equity investees. Changes in the value of our investment in equity investees attributable to capital transactions of the investee, such as an additional offering of stock, are recorded directly to stockholders' equity. Total assets of the unconsolidated entities were $12,010.2 million and $9,331.6 million at December 31, 2006 and 2005, respectively. Total revenues of the unconsolidated entities were $2,174.1 million, $1,785.6 million and $1,302.7 million in 2006, 2005 and 2004, respectively. During 2006, 2005 and 2004, we included $94.3 million, $89.3 million and $61.0 million, respectively, in net investment income representing our share of current year net income of the unconsolidated entities. At December 31, 2006 and 2005, our net investment in unconsolidated entities was $387.0 million and $321.7 million, respectively.

In the ordinary course of our business and as part of our investment operations, we have also entered into long term contracts to make and purchase investments aggregating $677.2 million and $882.8 million at December 31, 2006 and 2005, respectively.

6. Investments — (continued)

Derivative assets are carried at fair value and reported as a component of other investments. Certain seed money investments are carried at fair value with changes in fair value included in net income as net realized/unrealized capital gains or losses.

7. Securitization Transactions

We, along with other contributors, sell commercial mortgage loans in securitization transactions to trusts. As these trusts are classified as a qualifying special purpose entity, they are not subject to the VIE consolidation rules. We purchase primary servicing responsibilities and may retain other interests. The investors and the securitization entities have no recourse to our other assets for failure of debtors to pay when due. The value of our retained interests is subject primarily to credit risk.

In 2006, 2005, and 2004, we recognized gains of $13.6 million, $39.8 million and $14.4 million, respectively, on the securitization of commercial mortgage loans.

Key economic assumptions used in measuring the other retained interests at the date of securitization resulting from transactions completed included a cumulative foreclosure rate between 2% and 10% during 2006, 5% and 18% during 2005, and 4% and 10% during 2004. The assumed range of the loss severity, as a percentage of defaulted loans, was between 2% and 31% during 2006, 3% and 29% during 2005, and 13% and 31% during 2004. The low end of the loss severity range relates to a portfolio of seasoned loans. The high end of the loss severity range relates to a portfolio of newly issued loans.

At December 31, 2006 and 2005, the fair values of other retained interests related to the securitizations of commercial mortgage loans were $345.3 million and $321.0 million, respectively. Only $0.5 million in 2006 and $0.8 million in 2005 represented equity investments. All other interests are classified as available-for-sale securities and are carried at fair value. At December 31, 2006 and 2005, respectively, $156.2 million and $181.3 million of these available-for-sale securities were interest-only investments. Cash flows are continuously monitored for adverse deviations from original expectations and impairments are recorded when necessary. Key economic assumptions and the sensitivity of the current fair values of residual cash flows were tested to one and two standard deviations from the expected rates. The changes in the fair values at December 31, 2006 and 2005, as a result of this sensitivity analysis were not significant.

The table below summarizes cash flows for securitization transactions:

	For the year ended December 31,		
	2006	**2005**	**2004**
		(in millions)	
Proceeds from new securitizations	**$698.6**	$2,270.4	$871.1
Servicing fees received	**1.3**	1.1	1.1
Other cash flows received on retained interests	**37.4**	36.0	31.1

8. Derivative Financial Instruments

Derivatives are generally used to hedge or reduce exposure to market risks (primarily interest rate and foreign currency risks) associated with assets held or expected to be purchased or sold and liabilities incurred or expected to be incurred. Derivatives are used to change the characteristics of our asset/liability mix consistent with our risk management activities. Additionally, derivatives are also used in asset replication strategies. We do not buy, sell or hold these investments for trading purposes.

Types of Derivative Instruments

Interest rate swaps are contracts in which we agree with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts based upon designated market rates or rate indices and an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. Cash is paid or received based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date. We use interest rate swaps primarily to more closely match the interest rate characteristics of assets and liabilities arising from timing mismatches between assets and liabilities (including duration mismatches). We also use interest rate swaps to hedge against changes in the value of assets we anticipate acquiring and other anticipated transactions and commitments. Interest rate swaps are used to hedge against changes in the value of the guaranteed minimum withdrawal benefit ("GMWB") liability. The GMWB rider on our variable annuity products provides for guaranteed minimum withdrawal benefits regardless of the actual performance of various equity and/or fixed income funds available with the product.

8. Derivative Financial Instruments — (continued)

In exchange-traded futures transactions, we agree to purchase or sell a specified number of contracts, the values of which are determined by the values of designated classes of securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. We enter into exchange-traded futures with regulated futures commissions merchants who are members of a trading exchange. In a mortgage-backed securities ("MBS") forward transaction, we agree to purchase or sell a specified MBS on a future date. We have used exchange-traded futures and MBS forwards to reduce market risks from changes in interest rates, to alter mismatches between the assets in a portfolio and the liabilities supported by those assets, and to hedge against changes in the value of securities we own or anticipate acquiring or selling. We use exchange-traded futures to hedge against changes in the value of the GMWB liability related to the GMWB rider on our variable annuity product, as previously explained.

A swaption is an option to enter into an interest rate swap at a future date. We write these options and receive a premium in order to transform our callable liabilities into fixed term liabilities. In addition, we may sell an investment-type contract with attributes tied to market indices (an embedded derivative as noted below), in which case we write an equity call option to convert the overall contract into a fixed-rate liability, essentially eliminating the equity component altogether. Equity call spreads are purchased to fund the equity participation rates promised to contractholders in conjunction with our fixed deferred annuity products that credit interest based on changes in an external equity index. Equity put options are used to hedge against changes in the value of the GMWB liability related to the GMWB rider on our variable annuity products, as previously explained.

Total return swaps are contracts in which we agree with other parties to exchange, at specified intervals, an amount determined by the difference between the previous spread and the current spread on referenced indices based upon an agreed upon notional principal amount plus an additional amount determined by the financing spread. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. Cash is paid or received based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date. These derivatives have been used in our commercial mortgage securitization operation to hedge its long spread position.

Currency forwards are contracts in which we agree with other parties to deliver a specified amount of an identified currency at a specified future date. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. Currency swaps are contracts in which we agree with other parties to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate as calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date. We use currency forwards and currency swaps to reduce market risks from changes in currency exchange rates with respect to investments or liabilities denominated in foreign currencies that we either hold or intend to acquire or sell. We have also used currency forwards to hedge the currency risk associated with net investments in foreign operations and anticipated earnings of our foreign operations.

We use credit default swaps to enhance the return on our investment portfolio by providing comparable exposure to fixed income securities that might not be available in the primary market. They are also occasionally used to hedge credit exposures in our investment portfolio. Credit derivatives are used to sell or buy credit protection on an identified name or names on an unfunded or synthetic basis in return for receiving or paying a quarterly premium. At the same time we enter into these synthetic transactions, we buy a quality cash bond to match against the credit default swap. The premium generally corresponds to a referenced name's credit spread at the time the agreement is executed. When selling protection, if there is an event of default by the referenced name, as defined by the agreement, we are obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced security in an amount equal to the notional value of the credit default swap.

In our commercial mortgage backed securitization operation, we enter into commitments to fund commercial mortgage loans at specified interest rates and other applicable terms within specified periods of time. These commitments are legally binding agreements to extend credit to a counterparty. Loan commitments that will be held for sale are recognized as interest rate lock commitment derivatives that are recorded at fair value. Fair value is determined by discounting the expected total cash flows using market rates that are applicable to the yield, credit quality and maturity of each commitment. Loan commitments that are related to the origination of mortgage loans that will be held for investment are not accounted for as derivatives and, accordingly, are not recognized in our financial statements.

8. Derivative Financial Instruments — (continued)

Commodity swaps are used to sell or buy protection on commodity prices in return for receiving or paying a quarterly premium. We purchased a AAA rated secured limited recourse note from a VIE that is consolidated in our financial results. This VIE uses a commodity swap to enhance the return on an investment portfolio by selling protection on a static portfolio of commodity trigger swaps, each referencing a base or precious metal. The portfolio of commodity trigger swaps is a portfolio of deep out-of-the-money European puts on various base or precious metals. The VIE provides mezzanine protection that the average spot rate will not fall below a certain trigger price on each commodity trigger swap in the portfolio and receives guaranteed quarterly premiums in return until maturity. At the same time the VIE enters into this synthetic transaction, it buys a quality cash bond to match against the commodity swap.

Exposure

Our risk of loss is typically limited to the fair value of our derivative instruments and not to the notional or contractual amounts of these derivatives. Risk arises from changes in the fair value of the underlying instruments. We are also exposed to credit losses in the event of nonperformance of the counterparties. Our current credit exposure is limited to the value of derivatives that have become favorable to us. This credit risk is minimized by purchasing such agreements from financial institutions with high credit ratings and by establishing and monitoring exposure limits. We also utilize various credit enhancements, including collateral and credit triggers to reduce the credit exposure to our derivative instruments.

Our derivative transactions are generally documented under International Swaps and Derivatives Association, Inc. Master Agreements. Management believes that such agreements provide for legally enforceable set-off and close-out netting of exposures to specific counterparties. Under such agreements, in connection with an early termination of a transaction, we are permitted to set off our receivable from a counterparty against our payables to the same counterparty arising out of all included transactions.

Prior to the application of the aforementioned credit enhancements, the gross exposure to credit risk with respect to these derivative instruments was $752.4 million and $472.9 million at December 31, 2006 and 2005, respectively. Subsequent to the application of such credit enhancements, the net exposure to credit risk was $554.9 million and $375.3 million at December 31, 2006 and 2005, respectively.

8. Derivative Financial Instruments — (continued)

Embedded Derivatives

We may purchase or issue financial instruments or products that contain a derivative instrument that is embedded in the financial instrument or product. When it is determined that the embedded derivative possesses economic characteristics that are not clearly or closely related to the economic characteristics of the host contract and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument in the consolidated statements of financial position, is carried at fair value with changes in fair value reported in net income.

We sell investment-type liability contracts in which the return is tied to an external equity index, a leveraged inflation index or leveraged reference swap. These returns are embedded options that are bifurcated from the host investment-type contract and accounted for separately. We economically hedge the embedded equity derivative by writing equity call options with identical features to convert the overall contract into a fixed-rate liability, effectively eliminating the equity component altogether. For the years ended December 31, 2006, 2005 and 2004, respectively, we recognized a $3.1 million, $1.0 million and $3.2 million pre-tax gain on the purchased equity call options and a $3.1 million, $1.0 million and $3.2 million pre-tax loss on the change in fair value of the embedded derivatives. We economically hedge the leveraged embedded derivatives with interest rate swaps and currency swaps to convert them to a fixed-rate liability or floating rate U.S. dollar liability. For the year ended December 31, 2006, we recognized a $2.6 million pre-tax loss on the swaps and a $6.0 million pre-tax gain on the change in fair value of the embedded derivatives.

We offer a guaranteed fund as an investment option in our defined contribution plans in Hong Kong. This fund contains an embedded option that has been bifurcated and accounted for separately, with changes in fair value reported in net realized/unrealized gains (losses). There was no pre-tax gain or loss recognized for the years ended December 31, 2006 and 2005, because the fair value of the guarantees has been less than the fair value of the benefits. We recognized a $0.1 million pre-tax gain for the year ended December 31, 2004.

We contributed undated subordinated floating rate notes to three grantor trusts. The trusts separated the cash flows of the underlying notes by issuing an interest-only certificate and a residual certificate related to each note contributed. We retained the interest-only certificates and the residual certificates were subsequently sold to a third party. We have determined these grantor trusts are variable interest entities and it is necessary for us to consolidate these entities. The obligation to deliver the underlying securities to residual certificate holders of $156.8 million as of December 31, 2006, and $147.4 million as of December 31, 2005 is classified as an other liability and contains an embedded derivative of the forecasted transaction to deliver the underlying securities. For the years ended December 31, 2006, 2005 and 2004, respectively, we recognized a $7.2 million pre-tax gain, a $2.7 million pre-tax gain and a $28.2 million pre-tax loss on the change in fair value of the obligation, which is reflected in accumulated other comprehensive income on the consolidated statements of financial position.

During 2005, we purchased existing Class A units of a trust that represent interest payments on the underlying security within the trust. The trust also issued Class B units representing the residual interests in the underlying security. We have determined that this trust is a variable interest entity and subsequent to this purchase it is necessary for us to consolidate this entity. The obligation to deliver the underlying security to the Class B unit holder of $12.0 million and $10.5 million as of December 31, 2006 and 2005, respectively, is classified as an other liability and contains an embedded derivative of the forecasted transaction to deliver the underlying security. For the years ended December 31, 2006 and 2005, respectively, we recognized a $0.5 million and $0.4 million pre-tax loss on the change in fair value of the obligation, which is reflected in accumulated other comprehensive income on the consolidated statements of financial position.

We offer a fixed deferred annuity product that credits interest based on changes in an external equity index. It contains an embedded derivative that has been bifurcated and accounted for separately, with changes in fair value reported in net realized/unrealized gains (losses). We economically hedge the fixed deferred annuity product by purchasing options that match the product's profile. For the years ended December 31, 2006, 2005 and 2004, respectively, we recognized a $5.3 million, $1.5 million and $0.5 million pre-tax gain on the call spread options purchased and a $6.1 million, $2.3 million and $0.2 million pre-tax loss on the change in fair value of the embedded derivatives.

8. Derivative Financial Instruments — (continued)

We offer certain variable annuity products with a GMWB rider. The GMWB provides that the contractholder will receive at least their principal deposit back through withdrawals of up to a specified annual amount, even if the account value is reduced to zero. The GMWB represents an embedded derivative in the variable annuity contract that is required to be reported separately from the host variable annuity contract. Declines in the equity market may increase our exposure to benefits under contracts with the GMWB. We economically hedge the GMWB exposure using futures, options and interest rate swaps. For the years ended December 31, 2006, and 2005, respectively, we recognized in net income a $4.2 million and $0.5 million pre-tax loss on the hedging instruments and a $2.8 million pre-tax gain and $0.2 million pre-tax loss on the change in fair value of the embedded derivatives, respectively.

9. Closed Block

In connection with the 1998 MIHC formation, Principal Life formed a Closed Block to provide reasonable assurance to policyholders included therein that, after the formation of the MIHC, assets would be available to maintain dividends in aggregate in accordance with the 1997 policy dividend scales, if the experience underlying such scales continued. Assets of Principal Life were allocated to the Closed Block in an amount that produces cash flows which, together with anticipated revenue from policies and contracts included in the Closed Block, were expected to be sufficient to support the Closed Block policies, including, but not limited to, provisions for payment of claims, certain expenses, charges and taxes, and to provide for continuation of policy and contract dividends in aggregate in accordance with the 1997 dividend scales, if the experience underlying such scales continues, and to allow for appropriate adjustments in such scales, if such experience changes. Due to adjustable life policies being included in the Closed Block, the Closed Block is charged with amounts necessary to properly fund for certain adjustments, such as face amount and premium increases, that are made to these policies after the Closed Block inception date. These amounts are referred to as Funding Adjustment Charges and are treated as capital transfers from the Closed Block.

Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block. Closed Block assets and liabilities are carried on the same basis as other similar assets and liabilities. Principal Life will continue to pay guaranteed benefits under all policies, including the policies within the Closed Block, in accordance with their terms. If the assets allocated to the Closed Block, the investment cash flows from those assets and the revenues from the policies included in the Closed Block, including investment income thereon, prove to be insufficient to pay the benefits guaranteed under the policies included in the Closed Block, Principal Life will be required to make such payments from their general funds. No additional policies were added to the Closed Block, nor was the Closed Block affected in any other way, as a result of the demutualization.

A PDO is required to be established for earnings in the Closed Block that are not available to stockholders. A model of the Closed Block was established to produce the pattern of expected earnings in the Closed Block (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income).

If actual cumulative earnings of the Closed Block are greater than the expected cumulative earnings of the Closed Block, only the expected cumulative earnings will be recognized in income with the excess recorded as a PDO. This PDO represents undistributed accumulated earnings that will be paid to Closed Block policyholders as additional policyholder dividends unless offset by future performance of the Closed Block that is less favorable than originally expected. If actual cumulative performance is less favorable than expected, only actual earnings will be recognized in income. At December 31, 2006 and 2005, cumulative actual earnings have been less than cumulative expected earnings. As of December 31, 2006, cumulative net unrealized gains were not greater than expected. Therefore, there was no PDO liability as of December 31, 2006. However, cumulative net unrealized gains were greater than expected, resulting in the recognition of a PDO of $33.7 million, and $118.5 million as of December 31, 2005 and 2004, respectively.

9. Closed Block — (continued)

Closed Block liabilities and assets designated to the Closed Block were as follows:

	December 31,	
	2006	2005
	(in millions)	
Closed Block liabilities		
Future policy benefits and claims	**$5,376.0**	$5,387.1
Other policyholder funds	**26.4**	27.3
Policyholder dividends payable	**357.4**	361.0
Policyholder dividend obligation	**—**	33.7
Other liabilities	**61.5**	57.0
Total Closed Block liabilities	**5,821.3**	5,866.1
Assets designated to the Closed Block		
Fixed maturities, available-for-sale	**3,023.7**	2,989.8
Equity securities, available-for-sale	**65.9**	71.5
Mortgage loans	**640.3**	716.4
Policy loans	**755.2**	754.6
Other investments	**84.4**	47.7
Total investments	**4,569.5**	4,580.0
Cash and cash equivalents	**50.9**	34.3
Accrued investment income	**70.8**	71.0
Deferred income tax asset	**72.8**	73.6
Premiums due and other receivables	**17.7**	20.2
Other assets	**42.3**	35.9
Total assets designated to the Closed Block	**4,824.0**	4,815.0
Excess of Closed Block liabilities over assets designated to the Closed Block	**997.3**	1,051.1
Amounts included in other comprehensive income	**55.7**	61.5
Maximum future earnings to be recognized from Closed Block assets and liabilities	**$1,053.0**	$1,112.6

9. Closed Block — (continued)

Closed Block revenues and expenses were as follows:

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Revenues			
Premiums and other considerations	**$596.7**	$617.7	$648.7
Net investment income	**293.2**	294.4	301.6
Net realized/unrealized capital gains (losses)	**(0.9)**	2.3	(4.1)
Total revenues	**889.0**	914.4	946.2
Expenses			
Benefits, claims and settlement expenses	**497.0**	518.8	515.1
Dividends to policyholders	**287.0**	285.3	289.1
Operating expenses	**5.5**	9.1	11.6
Total expenses	**789.5**	813.2	815.8
Closed Block revenue, net of Closed Block expenses, before income taxes	**99.5**	101.2	130.4
Income taxes	**32.2**	32.4	42.6
Closed Block revenue, net of Closed Block expenses and income taxes	**67.3**	68.8	87.8
Funding adjustment charges	**(7.7)**	(8.7)	(10.1)
Closed Block revenue, net of Closed Block expenses, income tax and funding adjustment charges	**$ 59.6**	$ 60.1	$ 77.7

The change in maximum future earnings of the Closed Block was as follows:

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Beginning of year	**$1,112.6**	$1,172.7	$1,250.4
End of year	**1,053.0**	1,112.6	1,172.7
Change in maximum future earnings	**$ (59.6)**	$ (60.1)	$ (77.7)

Principal Life charges the Closed Block with federal income taxes, payroll taxes, state and local premium taxes and other state or local taxes, licenses and fees as provided in the plan of reorganization.

10. Deferred Policy Acquisition Costs

Policy acquisition costs deferred and amortized in 2006, 2005 and 2004 were as follows:

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Balance at beginning of year	**$2,174.1**	$1,837.6	$1,568.9
Cost deferred during the year	**498.9**	482.1	477.7
Amortized to expense during the year	**(239.2)**	(246.6)	(210.8)
Effect of unrealized gains (losses)	**(14.9)**	101.0	32.1
Other(1)	**—**	—	(30.3)
Balance at end of year	**$2,418.9**	$2,174.1	$1,837.6

(1) Due to the January 1, 2004 adoption of SOP 03-1, we reclassified $30.3 million of sales inducements from DPAC to other assets.

11. Insurance Liabilities

Contractholder Funds

Major components of contractholder funds in the consolidated statements of financial position are summarized as follows:

	December 31, 2006	December 31, 2005
	(in millions)	
Liabilities for investment-type contracts:		
GICs	**$12,307.3**	$12,601.6
Funding agreements	**14,242.4**	11,832.0
Other investment-type contracts	**1,277.8**	1,362.9
Total liabilities for investment-type contracts	**27,827.5**	25,796.5
Liabilities for individual annuities	**6,429.1**	5,414.0
Universal life and other reserves	**2,542.4**	2,401.6
Total contractholder funds	**$36,799.0**	$33,612.1

Our GICs and funding agreements contain provisions limiting early surrenders, which typically include penalties for early surrenders, minimum notice requirements or, in the case of funding agreements with survivor options, minimum pre-death holding periods and specific maximum amounts.

Funding agreements include those issued directly to nonqualified institutional investors, as well as to three separate programs where the funding agreements have been issued directly or indirectly to unconsolidated special purpose entities. Claims for principal and interest under funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws.

We are authorized to issue up to $4.0 billion of funding agreements under a program established in 1998 to support the prospective issuance of medium term notes by an unaffiliated entity in non-U.S. markets. As of December 31, 2006 and 2005, $3,770.4 million and $3,203.6 million, respectively, of liabilities are outstanding with respect to the issuance outstanding under this program. We do not anticipate any new issuance activity under this program as we are authorized to issue up to Euro 4.0 billion (approximately USD$5.3 billion) of funding agreements under a program established in 2006 to support the prospective issuance of medium term notes by an unaffiliated entity in non-U.S. markets. The unaffiliated entity is an unconsolidated special purpose vehicle. As of December 31, 2006, $474.1 million of liabilities are outstanding with respect to the issuance outstanding under this new program.

In addition, we were authorized to issue up to $7.0 billion of funding agreements under a program established in 2001 to support the prospective issuance of medium term notes by an unaffiliated entity in both domestic and international markets. The unaffiliated entity is an unconsolidated qualifying special purpose entity. As of December 31, 2006 and 2005, $3,747.9 million and $4,744.5 million, respectively, of liabilities are being held with respect to the issuance outstanding under this program. We do not anticipate any new issuance activity under this program, given our December 2005 termination of the dealership agreement for this program and the availability of the SEC-registered program described in the following paragraph.

We were authorized to issue up to $4.0 billion of funding agreements under a program established in March 2004 to support the prospective issuance of medium term notes by unaffiliated entities in both domestic and international markets. In recognition of the use of nearly all $4.0 billion of initial issuance authorization, this program was amended in February 2006 to authorize issuance of up to an additional $5.0 billion. Under this program, both the notes and the supporting funding agreements are registered with the SEC. As of December 31, 2006 and 2005, $5,831.4 million and $3,667.9 million, respectively, of liabilities are being held with respect to the issuance outstanding under this program. In contrast with direct funding agreements, GIC issuances and the other two funding agreement-backed medium term note programs described above, Principal Life's payment obligations on each funding agreement issued under this SEC-registered program are guaranteed by Principal Financial Group, Inc.

11. Insurance Liabilities — (continued)

Future Policy Benefits and Claims

Activity in the liability for unpaid accident and health claims, which is included with future policy benefits and claims in the consolidated statements of financial position, is summarized as follows:

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Balance at beginning of year	**$ 814.8**	$ 747.6	$ 719.5
Incurred:			
Current year	**2,047.5**	1,787.0	1,682.9
Prior years	**(37.5)**	(22.0)	(28.8)
Total incurred	**2,010.0**	1,765.0	1,654.1
Payments:			
Current year	**1,666.9**	1,444.0	1,376.2
Prior years	**280.7**	253.8	249.8
Total payments	**1,947.6**	1,697.8	1,626.0
Balance at end of year:			
Current year	**380.6**	343.0	306.7
Prior years	**496.6**	471.8	440.9
Total balance at end of year	**$ 877.2**	$ 814.8	$ 747.6

The activity summary in the liability for unpaid accident and health claims shows a decrease of $37.5 million, $22.0 million and $28.8 million for the years ended December 31, 2006, 2005 and 2004, respectively, relating to prior years. Such liability adjustments, which affected current operations during 2006, 2005 and 2004, respectively, resulted in part from developed claims for prior years being different than were anticipated when the liabilities for unpaid accident and health claims were originally estimated. These trends have been considered in establishing the current year liability for unpaid accident and health claims. We also had claim adjustment expense liabilities of $33.4 million, $30.6 million and $28.3 million, and related reinsurance recoverables of $4.9 million, $3.5 million and $3.6 million in 2006, 2005 and 2004, respectively, which are not included in the rollforward above.

12. Debt

Short-Term Debt

The components of short-term debt as of December 31, 2006 and 2005, were as follows:

	December 31,	
	2006	2005
	(in millions)	
Commercial paper	**$ —**	$349.9
Other recourse short-term debt	**23.1**	55.1
Nonrecourse short-term debt	**61.0**	71.4
Total short-term debt	**$84.1**	$476.4

As of December 31, 2006, we had credit facilities with various financial institutions in an aggregate amount of $887.7 million. As of December 31, 2006 and 2005, we had $84.1 million and $476.4 million of outstanding borrowings related to our credit facilities, with $74.5 million and $110.6 million of assets pledged as support, respectively. Assets pledged consisted primarily of commercial mortgages and securities. Our credit facilities also include a $600.0 million back-stop facility to provide 100% support for our commercial paper program, of which there were no outstanding balances as of December 31, 2006.

The weighted-average interest rates on short-term borrowings as of December 31, 2006 and 2005, were 5.6% and 4.5% respectively.

12. Debt — (continued)

Long-Term Debt

The components of long-term debt as of December 31, 2006 and 2005, were as follows:

	December 31,	
	2006	2005
	(in millions)	
8.2% notes payable, due 2009	$ 464.5	$464.3
4.59% notes payable, due 2011	49.7	51.6
4.93% notes payable, due 2011	40.5	47.3
6.05% notes payable, due 2036	601.9	—
8% surplus notes payable, due 2044	99.2	99.2
Nonrecourse mortgages and notes payable	258.0	184.0
Other mortgages and notes payable	40.0	52.4
Total long-term debt	$1,553.8	$898.8

The amounts included above are net of the discount and premium associated with issuing these notes, which are being amortized to expense over their respective terms using the interest method.

On October 16 and December 5, 2006, we issued $500.0 million and $100.0 million, respectively, of senior notes from our shelf registration, which was filed with the SEC in December 2003. The notes will bear interest at a rate of 6.05% per year. Interest on the notes is payable semi-annually on April 15 and October 15, beginning on April 15, 2007. The notes will mature on October 15, 2036. A portion of the proceeds was used to fund the acquisition of WM Advisors, Inc., with the remaining proceeds being used for general corporate purposes.

On November 3, 2005, Principal International de Chile S.A., a wholly owned indirect subsidiary, entered into long-term borrowing agreements with two Chilean banks in the amount of US $93.9 million. This debt is denominated in Unidades de Formento ("UF"), a Chilean inflation-indexed, peso-denominated monetary unit. Of this amount, US $49.0 million of UF +4.59% notes and US $44.9 million of UF +4.93% notes mature on November 3, 2011. Interest on the notes is payable semi-annually on May 3 and November 3 each year. The debt outstanding and interest expense will vary due to fluctuations in the Chilean peso to US dollar exchange rates and Chilean inflation.

On August 25, 1999, Principal Financial Group (Australia) Holdings Pty. Limited, a wholly owned indirect subsidiary, issued $665.0 million of unsecured redeemable long-term debt. Of this amount, $200.0 million of 7.95% notes matured on August 15, 2004, with the remaining $465.0 million in 8.2% notes due August 15, 2009. Interest on the notes is payable semiannually on February 15 and August 15 of each year. Principal Financial Group (Australia) Holdings Pty. Limited used the net proceeds from the notes to partially fund the purchase of the outstanding stock of several companies affiliated with Bankers Trust Australia Group. On December 28, 2001, all of the long-term debt obligations of Principal Financial Group (Australia) Holdings Pty. Limited were assumed by its parent, Principal Financial Services, Inc.

On March 10, 1994, Principal Life issued $100.0 million of surplus notes due March 1, 2044, at an 8% annual interest rate. None of our affiliates hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner of Insurance of the State of Iowa (the "Commissioner") and only to the extent that Principal Life has sufficient surplus earnings to make such payments. Interest for the years ended December 31, 2006, 2005 and 2004 of $8.0 million, $8.0 million and $10.6 million, respectively, was approved by the Commissioner, and charged to expense.

Subject to Commissioner approval, the notes due March 1, 2044, may be redeemed at Principal Life's election on or after March 1, 2014, in whole or in part at a redemption price of approximately 102.3% of par. The approximate 2.3% premium is scheduled to gradually diminish over the following ten years. These notes may be redeemed on or after March 1, 2024, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

The non-recourse mortgages, other mortgages and notes payable are primarily financings for real estate developments. We, including certain subsidiaries, had $135.0 million in credit facilities as of December 31, 2006, with various financial institutions, in addition to obtaining loans with various lenders to finance these developments. Outstanding principal balances as of December 31, 2006, range from $0.3 million to $96.2 million per development with interest rates generally ranging from 5.5% to 8.6%. Outstanding principal balances as of December 31, 2005, range from $0.3 million to $97.5 million per development with interest rates generally ranging from 5.5% to 8.6%. Outstanding debt is secured by the underlying real estate properties, which were reported as real estate on our consolidated statements of financial position with a carrying value of $246.2 million and $284.1 million as of December 31, 2006 and 2005, respectively.

12. Debt — (continued)

Also included in non-recourse mortgages and notes payable is a long-term debt obligation we assumed with the purchase of WM Advisors, Inc. As part of the purchase, we will be bound by a class B share financing agreement previously entered into by WM Advisors, Inc. and a third party, which was assigned a value of $86.9 million at purchase. Load mutual fund shares sold without a front end load are referred to as "B shares". In exchange for paying the selling commission, the company receives fees in the future to recover the up-front commission cost incurred. Prior to our purchase, WM Advisors, Inc. had entered into a purchase and sale agreement whereby the third party would purchase the rights to future cash flow streams in exchange for funding the sales commissions. The fair value of these relinquished fees is reported as a long-term debt liability. There will be no additional sales under this agreement following the effective date of the purchase. Therefore, this liability will be extinguished within eight years, which equates to the contractual term in which the fund can recover fees to cover the upfront commission costs.

At December 31, 2006, future annual maturities of the long-term debt were as follows (in millions):

Year ending December 31:	
2007	**$ 143.5**
2008	**79.8**
2009	**15.0**
2010	**13.7**
2011	**565.0**
Thereafter	**736.8**
Total future maturities of the long-term debt	**$1,553.8**

Cash paid for interest for 2006, 2005 and 2004, was $83.6 million, $138.9 million and $102.5 million, respectively. These amounts include interest paid on taxes during these years.

13. Income Taxes

Our income tax expense from continuing operations was as follows:

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Current income taxes:			
U.S. federal	**$210.9**	$135.0	$245.1
State and foreign	**52.8**	44.2	41.7
Total current income taxes	**263.7**	179.2	286.8
Deferred income taxes (benefits)	**31.3**	53.0	(108.6)
Total income taxes	**$295.0**	$232.2	$178.2

Our provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the corporate income tax rate and the effective tax rate from continuing operations is as follows:

	For the year ended December 31,		
	2006	2005	2004
Statutory corporate tax rate	**35%**	35%	35%
Dividends received deduction	**(8)**	(7)	(9)
Interest exclusion from taxable income	**(1)**	(2)	(2)
Federal tax settlement for prior years	**(1)**	(1)	—
Synthetic fuel tax credits	**(1)**	(3)	—
Other	**(2)**	(1)	(4)
Effective tax rate	**22%**	21%	20%

13. Income Taxes — (continued)

Significant components of our net deferred income taxes were as follows:

	December 31,	
	2006	**2005**
	(in millions)	
Deferred income tax assets (liabilities):		
Insurance liabilities	**$ 299.4**	$ 322.6
Other deferred tax assets	**88.6**	124.3
Total deferred tax assets	**388.0**	446.9
Deferred policy acquisition costs	**(732.8)**	(651.5)
Net unrealized gains on available-for-sale securities	**(395.8)**	(512.9)
Other deferred tax liabilities	**(161.8)**	(247.7)
Total deferred tax liabilities	**(1,290.4)**	(1,412.1)
Total net deferred income tax liabilities	**$ (902.4)**	$ (965.2)

At December 31, 2006 and 2005, respectively, our net deferred tax liability includes international net deferred tax liabilities of $162.6 million and $115.4 million and U.S. net deferred tax liabilities of $754.6 million and $859.4 million, which have been included in deferred income taxes in the consolidated statements of financial position. In addition, at December 31, 2006, and 2005, respectively, our net deferred tax liability included international net deferred tax assets of $10.2 million and $9.6 million and U.S. net state deferred tax assets of $4.6 million and $0.0 million, which have been included in other assets in the consolidated statements of financial position.

The Internal Revenue Service (the "Service") has completed examinations of the U.S. consolidated federal income tax returns for 2003 and prior years. The Service's completion of the examinations for the years 1999 - 2001 resulted in notices of deficiency dated December 29, 2004, and March 1, 2005. We paid the deficiencies (approximately $444.0 million for 1999 and 2000, and $1.3 million for 2001, including interest) in the first quarter of 2005 and have filed, or will file, claims for refund relating to the disputed adjustments. The examination for the years 2002 and 2003 resulted in a refund of approximately $176.7 million (including interest) of which $161.5 million related to deficiencies previously paid as a result of the 1999 through 2001 examination. We believe that we have adequate defenses against, or sufficient provisions for, the contested issues, but final resolution of the contested issues could take several years while legal remedies are pursued. Consequently, we do not expect the ultimate resolution of issues in tax years 1999 - 2003 to have a material impact on our net income. Similarly, we believe there are adequate defenses against, or sufficient provisions for, any challenges that might arise in tax years subsequent to 2003.

U.S. Federal and state income taxes have not been provided on approximately $247.8 million of accumulated but undistributed earnings from operations of foreign subsidiaries. Such earnings are considered to be indefinitely reinvested in the business. It is not practical to determine the amount of the unrecognized deferred tax liability that would arise if these earnings were remitted due to foreign tax credits and exclusions that may become available at the time of remittance. A tax liability will be recognized when we no longer plan to indefinitely reinvest the earnings or when we plan to sell all or a portion of our ownership interest.

13. Income Taxes — (continued)

On October 22, 2004, The American Jobs Creation Act of 2004 was signed into law. The American Jobs Creation Act of 2004 included a repatriation provision granting U.S. corporations a special deduction of 85% of certain qualifying dividends from their foreign subsidiaries. A company could elect to apply this provision to qualifying earnings that are repatriated in its 2005 tax year. Pursuant to The American Jobs Creation Act of 2004, we implemented two domestic reinvestment plans in 2005. In accordance with the provisions of the Internal Revenue Code, we elected an 85% dividend received deduction on eligible cash dividends totaling $28.8 million.

Net cash paid for income taxes was $139.5 million in 2006, which included a $155.1 million audit refund pertaining to prior tax years; $638.1 million in 2005, primarily due to the notices of deficiency noted above; and $599.3 million in 2004, of which $444.3 million was attributable to the sale of Principal Residential Mortgage, Inc.

14. Employee and Agent Benefits

We have defined benefit pension plans covering substantially all of our employees and certain agents. Some of these plans provide supplemental pension benefits to employees with salaries and/or pension benefits in excess of the qualified plan limits imposed by federal tax law. The employees and agents are generally first eligible for the pension plans when they reach age 21. For plan participants employed prior to January 1, 2002, the pension benefits are based on the greater of a final average pay benefit or a cash balance benefit. The final average pay benefit is based on the years of service and generally the employee's or agent's average annual compensation during the last five years of employment. Partial benefit accrual of final average pay benefits is recognized from first eligibility until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. The cash balance portion of the plan started on January 1, 2002. An employee's account will be credited with an amount based on the employee's salary, age and service. These credits will accrue with interest. For plan participants hired on and after January 1, 2002, only the cash balance plan applies. Our policy is to fund the cost of providing pension benefits in the years that the employees and agents are providing service to us. Our funding policy for the qualified defined benefit plan is to contribute an amount annually at least equal to the minimum annual contribution required under the Employee Retirement Income Security Act ("ERISA"), and, generally, not greater than the maximum amount that can be deducted for federal income tax purposes. Our funding policy for the non-qualified benefit plan is to fund the plan in the years that the employees are providing service to us using a methodology similar to the calculation of the net periodic benefit cost under U.S. GAAP, but using long-term assumptions. However, if the U.S. GAAP funded status is positive, no deposit is made. While we designate assets to cover the computed liability of this plan, the assets are not included as part of the asset balances presented in this footnote as they do not qualify as plan assets in accordance with U.S. GAAP.

We also provide certain health care, life insurance and long-term care benefits for retired employees. Subsidized retiree health benefits are provided for employees hired prior to January 1, 2002. Employees hired after December 31, 2001, will have access to retiree health benefits but are intended to pay for the full cost of the coverage. The health care plans are contributory with participants' contributions adjusted annually; the contributions are based on the number of years of service and age at retirement for those hired prior to January 1, 2002. As part of the substantive plan, the retiree health contributions are assumed to be adjusted in the future as claim levels change. The life insurance plans are contributory for a small group of previously grandfathered participants that have elected supplemental coverage and dependent coverage.

Covered employees are first eligible for the medical and life postretirement benefits when they reach age 57 and have completed ten years of service with us. Retiree long-term care benefits are provided for employees whose retirement was effective prior to July 1, 2000. Partial benefit accrual of these health, life and long-term care benefits is recognized from the employee's date of hire until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. Our policy is to fund the cost of providing retiree benefits in the years that the employees are providing service to us using a methodology similar to the calculation of the net periodic benefit cost under U.S. GAAP, but using long-term assumptions. However, if the U.S. GAAP funded status is positive, no deposit is made.

We use a measurement date of October 1 for the pension and other postretirement benefit plans.

14. Employee and Agent Benefits — (continued)

Obligations and Funded Status

The plans' combined funded status, reconciled to amounts recognized in the consolidated statements of financial position and consolidated statements of operations, was as follows:

	Pension benefits		Other postretirement benefits	
	December 31,		December 31,	
	2006	2005	2006	2005
	(in millions)			
Change in benefit obligation				
Benefit obligation at beginning of year	**$(1,441.7)**	$(1,312.1)	**$(287.3)**	$(287.8)
Service cost	**(47.0)**	(49.7)	**(9.5)**	(10.0)
Interest cost	**(81.6)**	(77.4)	**(16.2)**	(16.9)
Actuarial gain (loss)	**43.0**	(121.1)	**47.1**	19.8
Participant contributions	**—**	—	**(4.1)**	(3.6)
Benefits paid	**47.3**	44.7	**13.0**	11.2
Plan amendments	**(0.6)**	73.9	**—**	—
Other	**—**	—	**(0.9)**	—
Benefit obligation at end of year	**$(1,480.6)**	$(1,441.7)	**$(257.9)**	$(287.3)
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 1,297.8**	$ 1,156.4	**$ 448.9**	$ 408.5
Actual return on plan assets	**129.8**	165.7	**26.2**	47.5
Employer contribution	**29.8**	20.4	**0.5**	0.5
Participant contributions	**—**	—	**4.1**	3.6
Benefits paid	**(47.3)**	(44.7)	**(13.0)**	(11.2)
Fair value of plan assets at end of year	**$ 1,410.1**	$ 1,297.8	**$ 466.7**	$ 448.9
Reconciliation of funded status to amount recognized				
Funded (under funded) status	**$ —**	$ (143.9)	**$ —**	$ 161.6
Unrecognized net actuarial (gain) loss	**—**	201.2	**—**	(18.3)
Unrecognized prior service benefit	**—**	(71.3)	**—**	(17.2)
Net prepaid benefit asset (benefit obligation)	**$ —**	$ (14.0)	**$ —**	$ 126.1
Amounts recognized in statement of financial position (Pre-SFAS 158) consist of				
Prepaid benefit cost	**$ —**	$ 172.3	**$ —**	$ 126.1
Accrued benefit liability, including minimum liability	**—**	(203.9)	**—**	—
Accumulated other comprehensive income	**—**	17.6	**—**	—
Net amount recognized	**$ —**	$ (14.0)	**$ —**	$ 126.1
Amount recognized in statement of financial position (Post-SFAS 158)				
Other assets	**$ 205.1**	$ —	**$ 208.9**	$ —
Other liabilities	**(275.6)**	—	**(0.1)**	—
Total	**$ (70.5)**	$ —	**$ 208.8**	$ —
Amount recognized in accumulated other comprehensive income (Post-SFAS 158)				
Total net actuarial (gain) loss	**$ 113.5**	$ —	**$ (59.5)**	$ —
Prior service benefit	**(61.7)**	—	**(14.6)**	—
Pre-tax accumulated other comprehensive income (gain) loss	**$ 51.8**	$ —	**$ (74.1)**	$ —

Prior to SFAS 158, a company booked on its statement of financial position the net prepaid benefit asset or benefit obligation for the fiscal year end. Under SFAS 158, a company now recognizes the over funded or under funded status of the pension and postretirement plans as an asset or liability in its statement of financial position.

14. Employee and Agent Benefits — (continued)

The incremental effect of applying SFAS 158 on individual line items in the statement of financial position as of December 31, 2006, is as follows:

	Before application of SFAS 158	Adjustment flows through accumulated other comprehensive income	After application of SFAS 158
		(in millions)	
Assets for pension plans	$184.2	$20.9	$205.1
Assets for other post-retirement benefit plans	134.8	74.1	208.9
Liability for pension plans	(203.0)	(72.6)	(275.6)
Liability for other post-retirement benefit plans	—	(0.1)	(0.1)
Additional minimum pension liability	(13.4)	13.4	—
Pre-tax accumulated other comprehensive income	(13.4)	35.7	22.3

Employer contributions to the pension plans include contributions made directly to the qualified pension plan assets and contributions from corporate assets to pay nonqualified pension benefits. Benefits paid from the pension plans include both qualified and nonqualified plan benefits. Nonqualified pension plan assets are not included as part of the asset balances presented in this footnote. The nonqualified pension plan assets are held in a Rabbi trust for the benefit of all nonqualified plan participants. The assets held in a Rabbi trust are available to satisfy the claims of general creditors only in the event of bankruptcy. Therefore, these assets are fully consolidated in our consolidated statements of financial position and are not reflected in our funded status as they do not qualify as plan assets. The market value of assets held in these trusts was $216.0 million as of December 31, 2006, and $198.3 million as of December 31, 2005.

Pension Plan Changes and Plan Gains/Losses

As of January 1, 2006, changes were made to our retirement program, including the Principal Select Saving Plan ("401(k)"), the Principal Pension Plan ("Pension Plan") and to the corresponding nonqualified plans. The qualified and nonqualified pension plan changes include a reduction to the traditional and cash balance formulas, a change in the early retirement factors, and the removal of the cost of living adjustments for traditional benefits earned after January 1, 2006. The qualified and nonqualified 401(k) plan's company match increased from 50% of a contribution rate up to a maximum of 3% of the participant's compensation to 75% of a contribution rate up to a maximum of 6% of the participant's compensation. Employees who were at least 47 years old, with a minimum of 10 years of service as of December 31, 2005, were given the choice to remain under the current pension and 401(k) arrangement or move to the new plan design. The vast majority of this group chose to remain under the current pension and 401(k) arrangement. The Pension Plan changes were recognized as a prior service benefit and resulted in a reduction of liabilities of $73.9 million.

For the year ended December 31, 2006, the pension plans had an actuarial gain of $43.0 million, this gain was primarily due to the increase in the discount rate and was partially offset by greater than expected salary increases. For the year ended December 31, 2005, the pension plans had an actuarial loss of $121.1 million, which was primarily due to the decrease in the discount rate.

The accumulated benefit obligation for all defined benefit pension plans was $1,274.3 million and $1,239.2 million at December 31, 2006, and 2005, respectively.

The Principal Residential Mortgage, Inc. divestiture in 2004 resulted in a curtailment for the plans that provided benefits to the Principal Residential Mortgage, Inc. participants. A mid-year re-measurement to reflect the curtailment occurred as of the date of sale, July 1, 2004. Curtailment gains of $25.1 million and $3.9 million occurred under the pension and other postretirement benefit plans, respectively in 2004. This did not affect the pension plans or other postretirement benefit plans covering agents and managers. In addition, this did not affect the long-term care plan because these plans consist of only retired participants.

Due to the Principal Residential Mortgage, Inc. divestiture, we provided for contractual termination benefits in connection with termination of employment for a select group of Principal Residential Mortgage, Inc. management employees. The pension plan recognized $1.8 million in special termination benefits liability in 2004.

14. Employee and Agent Benefits — (continued)

Other Post Retirement Plan Changes and Plan Gains/Losses

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Modernization Act") was signed into law. The Medicare Modernization Act introduced a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree medical benefit plans. The prescription drug benefits offered by the sponsor must be at least actuarially equivalent to benefits offered under Medicare Part D to qualify for the subsidy. This subsidy is effective in 2006 and would only apply to benefits paid for qualifying retirees who have not enrolled in Medicare Part D.

An actuarial gain of $47.1 million occurred during 2006 for the other postretirement benefit plans. This was due to a less than assumed increase in health care claim costs and trend assumption, as well as an increase in the discount rate. Retiree contributions also increased more than health care claim costs. An actuarial gain of $19.8 million occurred during 2005 for the other postretirement benefit plans. This was due to a less than assumed increase in health care claim costs and trend assumption, as well as a refinement in the recognition of Medicare Part D government subsidy. The gain was partially offset by a decrease in the discount rate.

On July 26, 2004, the Centers of Medicare and Medicaid Services issued proposed regulations that provided guidance on the definition of actuarially equivalent retiree prescription drug coverage. These regulations aided in our third quarter of 2004 determination that the majority of our retiree prescription drug benefit coverage is actuarially equivalent to Medicare's Part D prescription drug plan and thus makes us eligible for the tax-free subsidy beginning in 2006. Accordingly, we conducted a mid-year re-measurement during third quarter of 2004 of our retiree medical plans to reflect the recognition of the Medicare Modernization Act in accordance with FSP No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*. This caused an actuarial gain of approximately $22.5 million for the medical plans. In addition, it also caused the net periodic benefit cost for 2004 to change for the fourth quarter. The 2004 service cost decreased by approximately $0.2 million, interest cost decreased approximately $0.4 million and the actuarial loss amortization decreased by $0.1 million. During 2006, the total Medicare subsidies we received and accrued for were $0.9 million.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

The obligations below relate only to the nonqualified pension plan liabilities. As noted previously, the nonqualified plans have assets that are deposited in trusts that fail to meet the requirements to be included in plan assets; however, these assets are included in our consolidated statements of financial position.

	December 31,	
	2006	**2005**
	(in millions)	
Projected benefit obligation	**$275.6**	$255.7
Accumulated benefit obligation	**216.4**	203.9

Information for other postretirement benefit plans with an accumulated postretirement benefit obligation in excess of plan assets:

	December 31,	
	2006	**2005**
	(in millions)	
Accumulated postretirement benefit obligation	**$2.1**	$2.3
Fair value of plan assets	**2.0**	1.6

14. Employee and Agent Benefits — (continued)

Components of net periodic benefit cost:

	Pension benefits			Other postretirement benefits		
	For the year ended December 31,					
	2006	2005	2004	2006	2005	2004
	(in millions)					
Service cost	**$ 47.0**	$ 49.7	$ 49.6	**$ 9.5**	$ 10.0	$ 8.7
Interest cost	**81.6**	77.4	73.8	**16.2**	16.9	15.4
Expected return on plan assets	**(105.4)**	(96.2)	(87.4)	**(32.4)**	(29.4)	(27.6)
Amortization of prior service cost (benefit)	**(9.0)**	1.3	1.8	**(2.6)**	(2.6)	(2.8)
Amortization of transition asset	**—**	—	(0.1)	**—**	—	—
Recognized net actuarial loss	**20.4**	16.4	14.1	**0.2**	0.5	0.5
Special termination and benefits	**—**	—	1.8	**—**	—	—
Curtailment gain	**—**	—	(13.8)	**—**	—	(5.4)
Net periodic benefit cost (income)	**$ 34.6**	$ 48.6	$ 39.8	**$ (9.1)**	$ (4.6)	$(11.2)

The pension plans' actuarial gains and losses are amortized using a straight-line amortization method over the average remaining service period of employees. For the qualified pension plan, there is no corridor recognized in determining the amount to amortize; for the nonqualified pension plans, the corridor allowed under SFAS 87 is used.

	Pension benefits		Other postretirement benefits	
	For the year ended December 31,			
	2006	2005	2006	2005
	(in millions)			
Other changes recognized in accumulated other comprehensive income (Post-SFAS 158)				
Net actuarial (gain)/loss	**$113.5**	$ —	**$(59.5)**	$ —
Prior service benefit	**(61.7)**	—	**(14.6)**	—
Total recognized in accumulated other comprehensive income	**$ 51.8**	$ —	**$(74.1)**	$ —
Total recognized in net periodic benefit cost and accumulated other comprehensive income	**$ 86.4**	$—	**$(83.2)**	$ —

For 2006, net actuarial (gain) loss and net prior service benefits are immediately recognized in accumulated other comprehensive income.

The estimated net actuarial loss and prior service (benefit) that will be amortized from accumulated other comprehensive income into net periodic benefit cost for the pension benefits during the 2007 fiscal year are $10.0 million and $(8.3) million, respectively. The estimated net actuarial (gain) and prior service (benefit) for the postretirement benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost during the 2007 fiscal year are $(1.9) million and $(2.6) million, respectively.

14. Employee and Agent Benefits — (continued)

Additional information:

	Pension benefits		Other postretirement benefits	
	For the year ended December 31,			
	2006	2005	2006	2005
	(in millions)			
Increase (decrease) in minimum liability included in other comprehensive income (Pre-SFAS 158)	$(4.2)	$9.5	$—	$—

Assumptions:

Weighted-average assumptions used to determine benefit obligations as disclosed under the Obligations and Funded Status section

	Pension benefits		Other postretirement benefits	
	For the year ended December 31,			
	2006	2005	2006	2005
Discount rate	**6.15%**	5.75%	**6.15%**	5.75%
Rate of compensation increase	**5.00%**	5.00%	**5.00%**	5.00%

Weighted-average assumptions used to determine net periodic benefit cost

	Pension benefits			Other postretirement benefits		
	For the year ended December 31,					
	2006	2005	2004	2006	2005	2004
Discount rate	**5.75%**	6.00%	6.25%/6.50%*	**5.75%**	6.00%	6.25%/6.50%*
Expected long-term return on plan assets	**8.25%**	8.50%	8.50%	**7.30%**	7.30%	7.31%
Rate of compensation increase	**5.00%**	5.00%	5.00%	**5.00%**	5.00%	5.00%

* The discount rate used to calculate the benefit expense for the first three quarters of 2004 expense related to the home office pension and other postretirement benefit plans and retiree medical plans was 6.25%. The discount rate used to calculate the benefit expense for the last quarter of 2004 was 6.50%. The change in rates occurred due to the third quarter 2004 remeasurement for the Principal Residential Mortgage, Inc. divestiture and Medicare Modernization Act. A remeasurement did not occur on the agents and managers pension and other non-medical postretirement benefit plans.

For other postretirement benefits, the 7.30% rate for 2006 is based on the weighted average expected long-term asset returns for the medical, life and long-term care plans. The expected long-term rates for the medical, life and long-term care plans are 7.25%, 7.75% and 5.85%, respectively.

The expected return on plan assets is the long-term rate we expect to be earned based on the plans' investment strategy. Historical and expected future returns of multiple asset classes were analyzed to develop a risk free rate of return and risk premiums for each asset class. The overall rate for each asset class was developed by combining a long-term inflation component, the risk free real rate of return and the associated risk premium. A weighted average rate was developed based on those overall rates and the target asset allocation of the plans. Based on a review in 2005, the long term expected return on plan assets was lowered for the 2006 pension expense calculation.

14. Employee and Agent Benefits — (continued)

Assumed health care cost trend rates

	December 31, 2006	December 31, 2005
Health care cost trend rate assumed for next year under age 65	**12.0%**	13.0%
Health care cost trend rate assumed for next year age 65 and over	**11.0%**	13.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	5.0%
Year that the rate reaches the ultimate trend rate	**2018**	2017

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-percentage-point increase	1-percentage-point decrease
	(in millions)	
Effect on total of service and interest cost components	**$ 5.5**	**$(4.3)**
Effect on accumulated postretirement benefit obligation	**(44.8)**	**36.6**

Pension Plan Assets

The qualified pension plan's weighted-average asset allocations by asset category as of the two most recent measurement dates are as follows:

Asset category	October 1, 2006	October 1, 2005
Domestic equity securities	**54%**	54%
International equity securities	**14**	14
Domestic debt securities	**23**	23
Real estate	**9**	9
Total	**100%**	100%

Our investment strategy is to achieve the following:

- Obtain a reasonable long-term return consistent with the level of risk assumed and at a cost of operation within prudent levels. Performance benchmarks are monitored.
- Ensure sufficient liquidity to meet the emerging benefit liabilities for the plan.
- Provide for diversification of assets in an effort to avoid the risk of large losses and maximize the investment return to the pension plan consistent with market and economic risk.

In administering the qualified pension plan's asset allocation strategy, we consider the projected liability stream of benefit payments, the relationship between current and projected assets of the plan and the projected actuarial liabilities streams, the historical performance of capital markets adjusted for the perception of future short- and long-term capital market performance and the perception of future economic conditions.

The overall target asset allocation for the qualified plan assets is:

Asset category	Target allocation
Domestic equity securities	**40% - 60%**
International equity securities	**5% - 15%**
Domestic debt securities	**20% - 30%**
International debt securities	**0% - 7%**
Real estate	**3% - 10%**
Other	**0% - 7%**

14. Employee and Agent Benefits — (continued)

For 2006 and 2005, respectively, the plan assets include none of our stock. Prior to April 30, 2005, the plan held our stock in a separate account under an annuity contract. These assets were received in the qualified defined benefit plan as a result of the 2001 demutualization. These holdings were liquidated as of April 30, 2005.

Other Postretirement Benefit Plan Assets

The other postretirement benefit plans' weighted-average asset allocations by asset category as of the two most recent measurement dates are as follows:

Asset category	October 1, 2006	October 1, 2005
Equity securities	**58%**	55%
Debt securities	**42**	45
Total	**100%**	100%

The weighted average target asset allocation for the other postretirement benefit plans is:

Asset category	Target allocation
Equity securities	**50 - 70%**
Debt securities	**30 - 50%**

The investment strategies and policies for the other postretirement benefit plans are similar to those employed by the qualified pension plan.

Contributions

We expect to contribute approximately $1.0 million to our other postretirement benefit plans in 2007. Our funding policy for the qualified pension plan is to fund the plan annually in an amount at least equal to the minimum annual contribution required under ERISA and, generally, not greater than the maximum amount that can be deducted for federal income tax purposes. We do not anticipate that we will be required to fund a minimum annual contribution under ERISA for the qualified pension plan. At this time, it is too early to estimate the amount that may be contributed, but it is possible that we may fund the plans in 2007 in the range of $20-$50 million. This includes funding for both our qualified and nonqualified pension plans.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, expected to be paid and the amount of tax-free subsidy receipts under Medicare Part D expected to be received are:

	Pension benefits	Other postretirement benefits (gross benefit payments, including prescription drug benefits)	Amount of Medicare Part D subsidy receipts
		(in millions)	
Year ending December 31:			
2007	**$ 51.5**	**$ 18.7**	**$ 1.0**
2008	**55.1**	**20.5**	**1.2**
2009	**59.1**	**22.6**	**1.3**
2010	**63.9**	**25.0**	**1.5**
2011	**69.7**	**27.7**	**1.7**
2012-2016	**448.4**	**182.0**	**12.2**

The above table reflects the total estimated future benefits to be paid from the plan, including both our share of the benefit cost and the participants' share of the cost, which is funded by their contributions to the plan.

The assumptions used in calculating the estimated future benefit payments are the same as those used to measure the benefit obligation for the year ended December 31, 2006.

14. Employee and Agent Benefits — (continued)

The information that follows shows supplemental information for our defined benefit pension plans. Certain key summary data is shown separately for qualified and non-qualified plans.

	For the year ended December 31,					
	2006			2005		
	Qualified plan	Nonqualified plans	Total	Qualified plan	Nonqualified plans	Total
	(in millions)					
Reconciliation of funded status to amount recognized						
Benefit obligation, end of the year	$ —	$ —	$ —	$(1,186.0)	$(255.7)	$(1,441.7)
Fair value of plan assets, end of the year	—	—	—	1,297.8	—	1,297.8
Funded (underfunded) status	—	—	—	111.8	(255.7)	(143.9)
Unrecognized net actuarial loss	—	—	—	111.5	89.7	201.2
Unrecognized prior service benefit	—	—	—	(51.0)	(20.3)	(71.3)
Net amount recognized	$ —	$ —	$ —	$ 172.3	$(186.3)	$ (14.0)
Amounts recognized in statement of financial position (Pre-SFAS 158)						
Prepaid benefit cost	$ —	$ —	$ —	$ 172.3	$ —	$ 172.3
Accrued benefit liability including minimum liability	—	—	—	—	(203.9)	(203.9)
Accumulated other comprehensive income	—	—	—	—	17.6	17.6
Net amount recognized	$ —	$ —	$ —	$ 172.3	$(186.3)	$ (14.0)
Amount recognized in statement of financial position (Post-SFAS 158)						
Other assets	$ 205.1	$ —	$ 205.1	$ —	$ —	$ —
Other liabilities	—	(275.6)	(275.6)	—	—	—
Total	$ 205.1	$(275.6)	$ (70.5)	$ —	$ —	$ —
Amount recognized in accumulated other comprehensive income (Post-SFAS 158)						
Total net actuarial loss	$ 24.2	$ 89.3	$ 113.5	$ —	$ —	$ —
Prior service benefit	(45.1)	(16.6)	(61.7)	—	—	—
Total accumulated other comprehensive income (not adjusted for applicable tax)	$ (20.9)	$ 72.7	$ 51.8	$ —	$ —	$ —
Components of net periodic benefit cost						
Service cost	$ 39.3	$ 7.7	$ 47.0	$ 41.9	$ 7.8	$ 49.7
Interest cost	67.2	14.4	81.6	63.7	13.7	77.4
Expected return on plan assets	(105.4)	—	(105.4)	(96.2)	—	(96.2)
Amortization of prior service cost (benefit)	(5.9)	(3.1)	(9.0)	2.8	(1.5)	1.3
Recognized net actuarial loss	12.9	7.5	20.4	11.2	5.2	16.4
Net periodic benefit cost	$ 8.1	$ 26.5	$ 34.6	$ 23.4	$ 25.2	$ 48.6
Total recognized in net periodic benefit cost and accumulated other comprehensive income	$ (12.8)	$ 99.2	$ 86.4	$ —	$ —	$ —

In addition, we have defined contribution plans that are generally available to all employees and agents. Eligible participants could not contribute more than $15,000 of their compensation to the plans in 2006. Effective January 1, 2006, we made several changes to the retirement programs. In general, the pension and supplemental executive retirement plan benefit formulas were reduced, and the 401(k) matching contribution was increased. Employees who were age 47 or older

14. Employee and Agent Benefits — (continued)

with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions and forgo receipt of the additional matching contributions. The employees who elected to retain the prior benefit provisions are referred to as "Grandfathered Choice Participants". In 2006, we matched the Grandfathered Choice Participant's contribution at a 50% contribution rate up to a maximum contribution of 3% of the participant's compensation. For all other participants, we matched the participant's contributions at a 75% contribution rate up to a maximum of 6% of the participant's compensation. The defined contribution plans allow employees to choose among various investment options, including our common stock. We contributed $36.4 million, $19.0 million and $18.6 million in 2006, 2005, and 2004, respectively, to our qualified defined contribution plans.

We also have a nonqualified defined contribution plan available to select employees and agents which allows them to contribute amounts in excess of limits imposed by federal tax law. In 2006, we matched the Grandfathered Choice Participant's Contribution at a 50% contribution rate up to a maximum contribution of 3% of the participant's compensation. For all other participants, we matched the participant's contributions at a 75% contribution rate up to a maximum contribution of 6% of the participant's compensation. We contributed $8.0 million, $4.8 million and $4.5 million in 2006, 2005, and 2004, respectively, to our nonqualified defined contribution plans.

15. Contingencies, Guarantees and Indemnifications

Litigation

We are regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming us as a defendant ordinarily arises out of our business operations as a provider of asset management and accumulation products and services, life, health and disability insurance. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as state insurance departments, the SEC, the National Association of Securities Dealers, Inc., the Department of Labor and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, ERISA and laws governing the activities of broker-dealers.

Several lawsuits have been filed against other insurance companies and insurance brokers alleging improper conduct relating to the payment and non-disclosure of contingent compensation and bid-rigging activity. Several of these suits were filed as purported class actions. Several state attorneys general and insurance regulators have initiated industry-wide inquiries or other actions relating to compensation arrangements between insurance brokers and insurance companies and other industry issues. Beginning in March of 2005, we have received subpoenas and interrogatories from the offices of the Attorneys General of New York and Connecticut seeking information related to compensation agreements with brokers and agents and the sale of retirement products and services. We are cooperating with these inquiries. To date, none of these Attorneys General investigations has resulted in any action against us. We are, however, engaged in discussions with the Connecticut and New York Attorney General's Office with respect to broker payments relating to sales of our single premium group annuity products, which primarily fund terminating defined benefit plans. At this point, we cannot predict the outcome of these discussions. We have received other requests from regulators and other governmental authorities relating to other industry issues and may receive additional such requests, including subpoenas and interrogatories, in the future.

On December 23, 2004, a lawsuit was filed in Iowa state court against us and our wholly owned subsidiaries, Principal Life and Principal Financial Services, Inc., on behalf of a proposed class comprised of the settlement class in the Principal Life sales practices class action settlement, which was approved in April 2001 by the United States District Court for the Southern District of Iowa. This more recent lawsuit claims that the treatment of the settlement costs of that sales practices litigation in relation to the allocation of demutualization consideration to Principal Life policyholders was inappropriate. Demutualization allocation was done pursuant to the terms of a plan of demutualization approved by the policyholders in July 2001 and the Commissioner in August 2001. The lawsuit further claims that such allocation was not accurately described to policyholders during the demutualization process and is a breach of the sales practices settlement. On January 27, 2005, we filed a notice to remove the action from state court to the United States District Court for the Southern District of Iowa. On July 22, 2005, the plaintiff's motion to remand the action to state court was denied, and our motion to dismiss the lawsuit was granted. On September 21, 2005, the plaintiff's motion to alter or amend the judgment was denied. On October 4, 2005, the plaintiff filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit. Oral argument was held on April 20, 2006. On October 20, 2006, the Court of Appeals affirmed our motion to dismiss.

On November 8, 2006, a trustee of Fairmount Park Inc. Retirement Savings Plan filed a putative class action lawsuit in the United States District Court for the Southern District of Illinois against Principal Life. The complaint alleges, among other things, that Principal Life breached its alleged fiduciary duties while performing services to 401(k) plans by failing to disclose, or adequately disclose, to employers or plan participants the fact that Principal Life receives "revenue sharing fees from mutual funds that are included in its pre-packaged 401(k) plans" and allegedly failed to use the revenue to defray the expenses of the services provided to the plans. Principal Life has filed its Answer and a Motion to Transfer and intends to aggressively defend the lawsuit. Plaintiff further alleges that these acts constitute prohibited transactions under ERISA. Plaintiff seeks to certify a class of all retirement plans to which Principal Life was a service provider and for which Principal Life received and retained "revenue sharing" fees from mutual funds. Plaintiff seeks declaratory, injunctive and monetary relief. Principal Life intends to aggressively defend the lawsuit.

15. Contingencies, Guarantees and Indemnifications — (continued)

While the outcome of any pending or future litigation cannot be predicted, management does not believe that any pending litigation will have a material adverse effect on our business or financial position. The outcome of litigation is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a particular quarter or annual period.

Guarantees and Indemnifications

In the normal course of business, we have provided guarantees to third parties primarily related to a former subsidiary, joint ventures and industrial revenue bonds. These agreements generally expire through 2019. The maximum exposure under these agreements as of December 31, 2006, was approximately $180.0 million; however, we believe the likelihood is remote that material payments will be required and therefore have not accrued for a liability on our consolidated statements of financial position. Should we be required to perform under these guarantees, we generally could recover a portion of the loss from third parties through recourse provisions included in agreements with such parties, the sale of assets held as collateral that can be liquidated in the event that performance is required under the guarantees or other recourse generally available to us, therefore, such guarantees would not result in a material adverse effect on our business or financial position. It is possible that such outcomes could materially affect net income in a particular quarter or annual period. The fair value of such guarantees is not material.

We are also subject to various other indemnification obligations issued in conjunction with certain transactions, primarily the sale of Principal Residential Mortgage, Inc. and other divestitures, acquisitions and financing transactions whose terms range in duration and often are not explicitly defined. Certain portions of these indemnifications may be capped, while other portions are not subject to such limitations; therefore, the overall maximum amount of the obligation under the indemnifications cannot be reasonably estimated. While we are unable to estimate with certainty the ultimate legal and financial liability with respect to these indemnifications, we believe the likelihood is remote that material payments would be required under such indemnifications and therefore such indemnifications would not result in a material adverse effect on our business or financial position. It is possible that such outcomes could materially affect net income in a particular quarter or annual period. The fair value of such indemnifications was determined to be insignificant.

Operating Leases

As a lessee, we lease office space, data processing equipment, office furniture and office equipment under various operating leases. Rental expense for the year ended December 31, 2006, 2005 and 2004, respectively, was $47.5 million, $52.1 million and $46.2 million.

At December 31, 2006, the future minimum lease payments are $201.5 million. The following represents payments due by period for operating lease obligations as of December 31, 2006 (in millions).

Year ending December 31:	
2007	**$ 56.4**
2008	**47.8**
2009	**37.3**
2010	**26.8**
2011	**17.0**
2012 and thereafter	**30.2**
	215.5
Less future sublease rental income on noncancelable leases	**14.0**
Total future minimum lease payments	**$201.5**

15. Contingencies, Guarantees and Indemnifications — (continued)

Capital Lease

As a lessee, we lease an aircraft under a capital lease. As of December 31, 2006 and 2005, respectively, the aircraft had a gross asset balance of $14.4 million and accumulated depreciation of $1.1 million and $0.5 million. Depreciation expense for both the years ended December 31, 2006 and 2005, was $0.6 million.

At December 31, 2006, the future minimum lease payments are $17.9 million. The following represents payments due by period for capital lease obligations as of December 31, 2006 (in millions).

Year ending December 31:	
2007	$ 0.9
2008	1.0
2009	1.1
2010	1.1
2011	1.2
2012 and thereafter	12.6
Total	$17.9

Securities Posted as Collateral

We posted $484.5 million in securities under collateral agreements at December 31, 2006, to satisfy collateral requirements primarily associated with our derivatives credit support agreements and a reinsurance arrangement with our U.S. Asset Management and Accumulation segment.

16. Stockholders' Equity

Preferred Stock

As of December 31, 2006, we had 13.0 million shares of preferred stock authorized, issued and outstanding under the two series described below. Preferred stockholders have dividend and liquidation priority over common stockholders.

Series A. On June 16, 2005, we issued 3.0 million shares of fixed rate, non-cumulative, Series A Perpetual Preferred Stock ("Series A Preferred Stock"), at an initial offering price of $100 per share. We received net proceeds of $296.0 million after offering costs. Dividends on the Series A Preferred Stock are non-cumulative and are payable quarterly when, and if, declared by our Board of Directors. Dividends commenced on September 30, 2005, at a rate of 5.563% per annum of the liquidation preference. On or after the dividend payment date in June 2015, the Series A initial distribution rate will become a floating rate, subject to reset, at our option, subject to certain conditions and parameters. If reset, the rate may be at fixed or floating rates. On or after the dividend payment date in June 2015, we may, at our option, redeem the shares at a price of $100 per share, or $300.0 million in the aggregate, plus accrued and unpaid dividends for the then current dividend period to the date of redemption, if any.

The Series A Preferred Stock has no stated maturity and is not convertible into any other of our securities. Series A Preferred Stock will have no voting rights, except with respect to certain fundamental changes in the terms of the shares and in the case of certain dividend non-payments.

Series B. On June 16, 2005, we issued 10.0 million shares of fixed rate, non-cumulative, Series B Perpetual Preferred Stock ("Series B Preferred Stock"), at an initial offering price of $25 per share. We received net proceeds of $246.0 million after offering costs. Dividends on the Series B Preferred Stock are non-cumulative and are payable quarterly when, and if, declared by the Board of Directors. Dividends commenced on September 30, 2005, at a rate of 6.518% per annum of the liquidation preference. On or after the dividend payment date in June 2035, the Series B initial distribution rate will become a floating rate, subject to reset, at our option, subject to certain conditions and parameters. If reset, the rate may be at fixed or floating rates. On or after the dividend payment date in June 2015, we may, at our option, redeem the shares at a price of $25 per share, or $250.0 million in the aggregate, plus accrued and unpaid dividends for the then current dividend period to the date of redemption, if any.

The Series B Preferred Stock has no stated maturity and is not convertible into any other of our securities. Series B Preferred Stock will have no voting rights, except with respect to certain fundamental changes in the terms of the shares and in the case of certain dividend non-payments.

16. Stockholders' Equity — (continued)

Dividend Restrictions and Payments

The certificates of designations for the Series A and B Preferred Stock restrict the declaration of preferred dividends if we fail to meet specified capital adequacy, net income or stockholders' equity levels. As of December 31, 2006, we have no preferred dividend restrictions.

On March 30, 2006, June 30, 2006, October 2, 2006, and January 2, 2007, we paid a dividend of $8.3 million, $8.2 million, $8.3 million and $8.2 million, respectively, equal to $1.39 per share on Series A non-cumulative perpetual preferred stock and equal to $0.41 per share on Series B non-cumulative perpetual preferred stock. Dividends were paid to stockholders of record as of March 15, 2006, June 15, 2006, September 14, 2006, and December 14, 2006, respectively.

On September 30, 2005, and December 30, 2005, we paid a dividend of $9.4 million, and $8.3 million, respectively, equal to $1.59 per share and $1.39 per share, respectively, on Series A non-cumulative perpetual preferred stock and equal to $0.47 per share and $0.41 per share, respectively, on Series B non-cumulative perpetual preferred stock, to stockholders of record as of September 1, 2005, and December 15, 2005, respectively.

Common Stock

On December 15, 2006, we paid an annual dividend of $214.7 million, equal to $0.80 per share, to stockholders of record as of November 22, 2006. On December 16, 2005, we paid an annual dividend of $182.2 million, equal to $0.65 per share, to stockholders of record as of November 17, 2005. On December 17, 2004, we paid an annual dividend of $166.5 million, equal to $0.55 per share, to stockholders of record as of November 12, 2004.

On May 19, 2006, following our Board of Directors' share repurchase authorization, we entered into an accelerated common stock repurchase agreement with a third party investment bank for an aggregate purchase price of $500.0 million. On this date, we paid $500.0 million and received the initial delivery of 7.7 million common shares, while retaining the right to receive additional common shares depending on the volume weighted average share price of our common stock over the program's duration. The program was completed in November 2006. Under this program, we purchased 9.3 million common shares at an average price of $53.59.

In June 2005, following our Board of Directors' share repurchase authorization of up to 15.0 million shares, we entered into an accelerated stock repurchase agreement with a third party investment bank for approximately 13.7 million shares of our common stock with an initial payment of $542.3 million, using cash proceeds from the preferred stock issuance. The transaction was subject to a market price adjustment provision based on the volume weighted average market price over the execution period, which could be settled in shares or cash. On October 3, 2005, we elected to settle in cash. On November 10, 2005, the transaction was completed for an additional payment of $84.0 million.

In the last three years, our Board of Directors has authorized various repurchase programs under which we are allowed to purchase shares of our outstanding common stock. Shares repurchased under these programs are accounted for as treasury stock, carried at cost and reflected as a reduction to stockholders' equity.

In November 2006, our Board of Directors authorized a repurchase program of up to $250.0 million of our outstanding common stock. As of December 31, 2006, no purchases have been made under this program.

16. Stockholders' Equity — (continued)

Reconciliation of Outstanding Shares

	Series A Preferred Stock	Series B Preferred Stock	Common Stock
		(in millions)	
Outstanding shares at January 1, 2004	—	—	320.7
Shares issued	—	—	1.6
Treasury stock acquired	—	—	(21.7)
Outstanding shares at December 31, 2004	—	—	300.6
Shares issued	3.0	10.0	2.2
Treasury stock acquired	—	—	(22.2)
Outstanding shares at December 31, 2005	3.0	10.0	280.6
Shares issued	—	—	**2.3**
Treasury stock acquired	—	—	**(14.5)**
Outstanding shares at December 31, 2006	**3.0**	**10.0**	**268.4**

Accumulated Other Comprehensive Income

Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by stockholders and distributions to stockholders.

The components of accumulated other comprehensive income were as follows:

	Net unrealized gains on available-for-sale securities	Net unrealized losses on derivative instruments	Foreign currency translation adjustment	Minimum pension liability	Accumulated other comprehensive income
			(in millions)		
Balances at January 1, 2004	$1,350.4	$(59.0)	$(117.6)	$(2.5)	$1,171.3
Net change in unrealized gains on fixed maturities, available-for-sale	91.3	—	—	—	91.3
Net change in unrealized gains on equity securities, available-for-sale	(4.1)	—	—	—	(4.1)
Net change in unrealized gains on equity method subsidiaries and minority interest adjustments	(28.0)	—	—	—	(28.0)
Adjustments for assumed changes in amortization pattern	28.2	—	—	—	28.2
Net change in unrealized losses on derivative instruments	—	88.9	—	—	88.9
Net change in unrealized gains on policyholder dividend obligation	(19.5)	—	—	—	(19.5)
Change in net foreign currency translation adjustment	—	—	32.8	—	32.8
Change in minimum pension liability adjustment	—	—	—	(4.3)	(4.3)
Net change in provision for deferred income tax benefit (expense)	(13.2)	(31.1)	(0.5)	1.5	(43.3)
Balances at December 31, 2004	$1,405.1	$ (1.2)	$ (85.3)	$(5.3)	$1,313.3

16. Stockholders' Equity — (continued)

	Net unrealized gains on available-for-sale securities	Net unrealized gains (losses) on derivative instruments	Foreign currency translation adjustment	Minimum pension liability	Accumulated other comprehensive income
			(in millions)		
Balances at January 1, 2005	$1,405.1	$ (1.2)	$(85.3)	$ (5.3)	$1,313.3
Net change in unrealized gains on fixed maturities, available-for-sale	(834.0)	—	—	—	(834.0)
Net change in unrealized gains on equity securities, available-for-sale	6.3	—	—	—	6.3
Net change in unrealized gains on equity method subsidiaries and minority interest adjustments	20.2	—	—	—	20.2
Adjustments for assumed changes in amortization pattern	94.7	—	—	—	94.7
Net change in unrealized losses on derivative instruments	—	41.6	—	—	41.6
Net change in unrealized gains on policyholder dividend obligation	84.7	—	—	—	84.7
Change in net foreign currency translation adjustment	—	—	62.1	—	62.1
Change in minimum pension liability adjustment	—	—	—	(9.5)	(9.5)
Net change in provision for deferred income tax benefit	227.0	(16.5)	1.6	3.3	215.4
Balances at December 31, 2005	$1,004.0	$ 23.9	$(21.6)	$(11.5)	$ 994.8

16. Stockholders' Equity — (continued)

	Net unrealized gains on available-for-sale securities	Net unrealized gains on derivative instruments	Foreign currency translation adjustment	Unrecognized post-retirement benefit obligations	Minimum pension liability	Accumulated other comprehensive income
			(in millions)			
Balances at January 1, 2006	**$1,004.0**	**$23.9**	**$(21.6)**	**$ —**	**$(11.5)**	**$ 994.8**
Net change in unrealized gains on fixed maturities, available-for-sale	(349.7)	—	—	—	—	(349.7)
Net change in unrealized gains on equity securities, available-for-sale	(11.4)	—	—	—	—	(11.4)
Net change in unrealized gains on equity method subsidiaries and minority interest adjustments	26.7	—	—	—	—	26.7
Adjustments for assumed changes in amortization pattern	8.1	—	—	—	—	8.1
Net change in unrealized gains on derivative instruments	—	6.8	—	—	—	6.8
Net change in unrealized gains on policyholder dividend obligation	33.7	—	—	—	—	33.7
Change in net foreign currency translation adjustment	—	—	(1.1)	—	—	(1.1)
Change in minimum pension liability	—	—	—	—	4.2	4.2
Transition adjustment related to post-retirement benefit obligations	—	—	—	22.3	13.4	35.7
Net change in provision for deferred income tax benefit (expense)	119.3	(2.4)	(3.9)	(7.8)	(6.1)	99.1
Balances at December 31, 2006	**$ 830.7**	**$28.3**	**$(26.6)**	**$14.5**	**$ —**	**$ 846.9**

The following table sets forth the adjustments necessary to avoid duplication of items that are included as part of net income for a year that had been part of other comprehensive income in prior years:

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Unrealized gains (losses) on available-for-sale securities arising during the year	**$(164.7)**	$(366.8)	$122.6
Adjustment for realized losses on available-for-sale securities included in net income	**(4.2)**	(9.2)	(10.1)
Unrealized gains (losses) on available-for-sale securities, as adjusted	**$(168.9)**	$(376.0)	$112.5

The above table is presented net of income tax, derivatives in cash flow hedge relationships, PDO and related changes in the amortization patterns of DPAC, sales inducements and unearned revenue reserves.

16. Stockholders' Equity — (continued)

Dividend Limitations

Under Iowa law, Principal Life may pay stockholder dividends only from the earned surplus arising from its business and must receive the prior approval of the Commissioner to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. The current statutory limitation is the greater of 10% of Principal Life's policyholder surplus as of the preceding year-end or the net gain from operations from the previous calendar year. Based on this limitation and 2006 statutory results, Principal Life could pay approximately $660.4 million in stockholder dividends in 2007 without exceeding the statutory limitation.

17. Fair Value of Financial Instruments

The following discussion describes the methods and assumptions we utilize in estimating our fair value disclosures for financial instruments. Certain financial instruments, particularly policyholder liabilities other than investment-type contracts, are excluded from these fair value disclosure requirements. The techniques utilized in estimating the fair values of financial instruments are affected by the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. Care should be exercised in deriving conclusions about our business, its value or financial position based on the fair value information of financial instruments presented below. The estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

We define fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument.

Fair values of public debt and equity securities have been determined by us from public quotations, when available. Private placement securities and other fixed maturities and equity securities are valued by discounting the expected total cash flows. Market rates used are applicable to the yield, credit quality and average maturity of each security.

Fair values of commercial and residential mortgage loans are determined by discounting the expected total cash flows using market rates that are applicable to the yield, credit quality and maturity of each loan.

Fair values of policy loans are estimated by discounting expected cash flows using a risk-free rate based on the U.S. Treasury curve.

The fair values for assets classified as other investments excluding equity investments in subsidiaries and cash and cash equivalents in the accompanying consolidated statements of financial position approximate their carrying amounts.

The fair values of our reserves and liabilities for investment-type insurance contracts are estimated using discounted cash flow analyses based on current interest rates being offered for similar contracts with maturities consistent with those remaining for the investment-type contracts being valued. Investment-type insurance contracts include insurance, annuity and other policy contracts that do not involve significant mortality or morbidity risk and that are only a portion of the policyholder liabilities appearing in the consolidated statements of financial position. Insurance contracts include insurance, annuity and other policy contracts that do involve significant mortality or morbidity risk. The fair values for our insurance contracts, other than investment-type contracts, are not required to be disclosed. We do consider, however, the various insurance and investment risks in choosing investments for both insurance and investment-type contracts.

Fair values for debt issues are estimated using discounted cash flow analysis based on our incremental borrowing rate for similar borrowing arrangements.

17. Fair Value of Financial Instruments — (continued)

The carrying amounts and estimated fair values of our financial instruments were as follows:

	December 31,			
	2006		2005	
	Carrying amount	Fair value	Carrying amount	Fair value
	(in millions)			
Assets (liabilities)				
Fixed maturities, available-for-sale	**$44,403.5**	**$44,403.5**	$42,117.2	$42,117.2
Fixed maturities, trading	**323.4**	**323.4**	113.2	113.2
Equity securities, available-for-sale	**666.6**	**666.6**	724.4	724.4
Equity securities, trading	**181.0**	**181.0**	90.3	90.3
Mortgage loans	**11,663.9**	**12,166.7**	11,484.3	12,319.7
Policy loans	**850.7**	**930.7**	827.7	925.6
Other investments	**1,094.7**	**1,094.7**	855.5	855.5
Cash and cash equivalents	**1,590.8**	**1,590.8**	1,639.3	1,639.3
Investment-type insurance contracts	**(34,256.6)**	**(33,654.2)**	(31,210.5)	(31,120.6)
Short-term debt	**(84.1)**	**(84.1)**	(476.4)	(476.4)
Long-term debt	**(1,553.8)**	**(1,622.7)**	(898.8)	(969.5)

18. Statutory Insurance Financial Information

Principal Life, the largest indirect subsidiary of Principal Financial Group, Inc., prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Division of the Department of Commerce of the State of Iowa (the "State of Iowa"). The State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company to determine its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners' ("NAIC") *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed practices by the State of Iowa. The Commissioner has the right to permit other specific practices that deviate from prescribed practices.

Life and health insurance companies are subject to certain risk-based capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2006, Principal Life meets the minimum RBC requirements.

Statutory net income and statutory surplus of Principal Life were as follows:

	As of or for the year ended December 31,		
	2006	2005	2004
	(in millions)		
Statutory net income	**$ 684.9**	$ 666.2	$ 512.7
Statutory surplus	**3,595.7**	3,657.8	3,044.3

19. Segment Information

We provide financial products and services through the following segments: U.S. Asset Management and Accumulation, International Asset Management and Accumulation and Life and Health Insurance. In addition, there is a Mortgage Banking (discontinued operations) and Corporate and Other segment. The segments are managed and reported separately because they provide different products and services, have different strategies or have different markets and distribution channels.

The U.S. Asset Management and Accumulation segment provides retirement and related financial products and services primarily to businesses, their employees and other individuals and provides asset management services to our asset accumulation business, the life and health insurance operations, the Corporate and Other segment and third-party clients.

19. Segment Information — (continued)

The International Asset Management and Accumulation segment consists of Principal International operations in Chile, Mexico, Hong Kong, Brazil, India, China, and Malaysia. We focus on countries with favorable demographics and a trend toward private sector defined contribution pension systems. We entered these countries through acquisitions, start-up operations and joint ventures.

The Life and Health insurance segment provides individual life insurance, group health insurance and specialty benefits, which consists of group dental and vision insurance, individual and group disability insurance and group life insurance, throughout the United States.

On July 1, 2004, we closed the sale of Principal Residential Mortgage, Inc. to CitiMortgage, Inc. The results of operations (excluding corporate overhead) for our Mortgage Banking segment, which includes Principal Residential Mortgage, Inc., are reported as other after-tax adjustments for all periods presented. See Note 3, Discontinued Operations, for further explanation.

The Corporate and Other segment manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate and Other segment primarily reflect our financing activities (including interest expense), income on capital not allocated to other segments, inter-segment eliminations, income tax risks and certain income, expenses and other after-tax adjustments not allocated to the segments based on the nature of such items.

Management uses segment operating earnings for goal setting, determining employee compensation and evaluating performance on a basis comparable to that used by securities analysts. We determine segment operating earnings by adjusting U.S. GAAP net income available to common stockholders for net realized/unrealized capital gains and losses, as adjusted, and other after-tax adjustments which management believes are not indicative of overall operating trends. Net realized/unrealized capital gains and losses, as adjusted, are net of income taxes, related changes in the amortization pattern of DPAC and sales inducements, recognition of front-end fee revenues for sales charges on pension products and services, net realized capital gains and losses distributed, minority interest capital gains and losses and certain market value adjustments to fee revenues. Segment operating revenues exclude net realized/unrealized capital gains and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues. While these items may be significant components in understanding and assessing the consolidated financial performance, management believes the presentation of segment operating earnings enhances the understanding of our results of operations by highlighting earnings attributable to the normal, ongoing operations of the business.

The accounting policies of the segments are consistent with the accounting policies for the consolidated financial statements, with the exception of income tax allocation. The Corporate and Other segment functions to absorb the risk inherent in interpreting and applying tax law. The segments are allocated tax adjustments consistent with the positions we took on tax returns. The Corporate and Other segment results reflect any differences between the tax returns and the estimated resolution of any disputes.

19. Segment Information — (continued)

The following tables summarize selected financial information by segment and reconcile segment totals to those reported in the consolidated financial statements:

	December 31, 2006	December 31, 2005
	(in millions)	
Assets:		
U.S. Asset Management and Accumulation	**$117,950.0**	$103,506.1
International Asset Management and Accumulation	**8,101.0**	6,856.2
Life and Health Insurance	**14,364.5**	14,080.2
Corporate and Other	**3,242.6**	2,592.9
Total consolidated assets	**$143,658.1**	$127,035.4

	For the year ended December 31, 2006	2005	2004
	(in millions)		
Operating revenues by segment:			
U.S. Asset Management and Accumulation	**$4,511.6**	$4,133.8	$3,761.6
International Asset Management and Accumulation	**605.4**	604.5	518.4
Life and Health Insurance	**4,736.2**	4,387.5	4,181.3
Corporate and Other	**(27.4)**	(59.1)	(23.0)
Total segment operating revenues	**9,825.8**	9,066.7	8,438.3
Add:			
Net realized/unrealized capital gains (losses), including recognition of front-end fee revenues and certain market value adjustments to fee revenues	**44.2**	(22.2)	(114.9)
Subtract:			
Operating revenues from discontinued real estate investments	**(0.5)**	2.8	2.5
Total revenues per consolidated statements of operations	**$9,870.5**	$9,041.7	$8,320.9
Operating earnings (loss) by segment, net of related income taxes:			
U.S. Asset Management and Accumulation	**$ 645.1**	$ 538.4	$ 499.0
International Asset Management and Accumulation	**71.8**	71.0	40.3
Life and Health Insurance	**282.5**	274.4	256.2
Mortgage Banking	**—**	—	(10.3)
Corporate and Other	**(27.3)**	(21.4)	(20.4)
Total segment operating earnings, net of related income taxes	**972.1**	862.4	764.8
Net realized/unrealized capital gains (losses), as adjusted	**18.0**	(20.6)	(62.3)
Other after-tax adjustments(1)	**41.2**	59.5	123.1
Net income available to common stockholders per consolidated statements of operations	**$1,031.3**	$ 901.3	$ 825.6

(1) In 2006, other after-tax adjustments of $41.2 million included (1) the positive effect of: (a) gain on sales of real estate properties that qualify for discontinued operations treatment ($30.9 million) and (b) a favorable court ruling on a contested IRS issue for 1991 and later years ($18.8 million) and (2) the negative effect from a contribution to the Principal Financial Group, Inc. Foundation ($8.5 million).

In 2005, other after-tax adjustments of $59.5 million included (1) the positive effect of: (a) a decrease in income tax reserves established for IRS tax matters ($33.8 million); (b) gains on sales of real estate properties that qualify for discontinued operations treatment ($22.3 million); and (c) a change in the estimated loss on disposal of BT Financial Group ($8.4 million) and (2) the negative effect from a change in the estimated gain on disposal of Principal Residential Mortgage, Inc. ($5.0 million).

19. Segment Information — (continued)

In 2004, other after-tax adjustments of $123.1 million included (1) the positive effect of: (a) the discontinued operations and estimated gain on disposal of Principal Residential Mortgage, Inc. ($118.8 million) and (b) the discontinued operations and estimated gain on disposal of our Argentine companies ($10.0 million) and (2) the negative effect from a cumulative change in accounting principle related to the implementation of SOP 03-1 ($5.7 million).

The following is a summary of income tax expense (benefit) allocated to our segments for purposes of determining operating earnings. Segment income taxes are reconciled to income taxes reported on our consolidated statements of operations.

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
Income tax expense (benefit) by segment:			
U.S. Asset Management and Accumulation	**$186.0**	$162.2	$148.6
International Asset Management and Accumulation	**(10.0)**	(4.5)	8.6
Life and Health Insurance	**142.3**	138.1	129.9
Mortgage Banking	**—**	—	(6.4)
Corporate and Other	**(21.7)**	(48.5)	(50.5)
Total segment income taxes from operating earnings	**296.6**	247.3	230.2
Add:			
Tax expense (benefits) related to net realized/unrealized capital gains (losses), as adjusted	**12.1**	(10.6)	(51.1)
Tax benefits related to other after-tax adjustments	**(13.9)**	(3.5)	—
Subtract:			
Income tax expense (benefit) from discontinued real estate	**(0.2)**	1.0	0.9
Total income tax expense per consolidated statements of operations	**$295.0**	$232.2	$178.2

19. Segment Information — (continued)

The following table summarizes operating revenues for our products and services:

	For the year ended December 31,		
	2006	2005	2004
		(in millions)	
U.S. Asset Management and Accumulation:			
Full-service accumulation	**$1,383.6**	$1,267.4	$1,177.2
Mutual funds	**344.9**	206.6	182.1
Individual annuities	**582.8**	471.6	393.8
Bank and trust services	**53.0**	38.8	33.7
Eliminations	**(168.8)**	(62.6)	(53.3)
Total Accumulation	**2,195.5**	1,921.8	1,733.5
Investment only	**1,080.7**	1,002.3	931.6
Full-service payout	**830.8**	863.5	811.8
Total Guaranteed	**1,911.5**	1,865.8	1,743.4
Total U.S. Asset Accumulation	**4,107.0**	3,787.6	3,476.9
Principal Global Investors	**488.1**	417.3	343.4
Eliminations	**(83.5)**	(71.1)	(58.7)
Total U.S. Asset Management and Accumulation	**4,511.6**	4,133.8	3,761.6
International Asset Management and Accumulation	**605.4**	604.5	518.4
Life and Health Insurance:			
Individual life insurance	**1,344.7**	1,361.7	1,370.4
Health insurance	**2,077.7**	1,894.3	1,806.9
Specialty benefits insurance	**1,316.0**	1,131.5	1,004.0
Eliminations	**(2.2)**	—	—
Total Life and Health Insurance	**4,736.2**	4,387.5	4,181.3
Corporate and Other	**(27.4)**	(59.1)	(23.0)
Total operating revenues	**$9,825.8**	$9,066.7	$8,438.3
Total operating revenues	**$9,825.8**	$9,066.7	$8,438.3
Net realized/unrealized capital gains (losses), including recognition of front-end fee revenues and certain market value adjustments to fee revenues	**44.2**	(22.2)	(114.9)
Operating revenues from discontinued real estate investments	**0.5**	(2.8)	(2.5)
Total revenues per consolidated statements of operations	**$9,870.5**	$9,041.7	$8,320.9

20. Stock-Based Compensation Plans

As of December 31, 2006, we have the 2005 Stock Incentive Plan, the Employee Stock Purchase Plan, the 2005 Directors Stock Plan, the Stock Incentive Plan, the Directors Stock Plan and the Long-Term Performance Plan ("Stock-Based Compensation Plans"). As of May 17, 2005, no new grants will be made under the Stock Incentive Plan, the Directors Stock Plan or the Long-Term Performance Plan. Under the terms of the 2005 Stock Incentive Plan, grants may be nonqualified stock options, incentive stock options qualifying under Section 422 of the Internal Revenue Code, restricted stock, restricted stock units, stock appreciation rights, performance shares, performance units, or other stock based awards. The 2005 Directors Stock Plan provides for the grant of nonqualified stock options, restricted stock, restricted stock units, or other stock-based awards to our nonemployee directors. To date, we have not granted any incentive stock options, restricted stock, or performance units.

As of December 31, 2006, the maximum number of new shares of common stock that were available for grant under the 2005 Stock Incentive Plan and the 2005 Directors Stock Plan was 21.7 million.

For awards with graded vesting, we use an accelerated expense attribution method. The compensation cost that was charged against income for the Stock-Based Compensation Plans is as follows:

	For the year ended December 31,		
	2006	2005	2004
	(in millions)		
Compensation cost	**$65.5**	$52.2	$47.5
Related income tax benefit	**21.3**	16.9	15.1
Capitalized as part of an asset	**3.4**	1.6	2.6

Nonqualified Stock Options

Nonqualified stock options were granted to certain employees under the 2005 Stock Incentive Plan and the Stock Incentive Plan. Total options granted under the 2005 Stock Incentive Plan and the Stock Incentive Plan were 2.1 million, 2.7 million and 2.4 million for the year ended December 31, 2006, 2005 and 2004, respectively. Options outstanding under the 2005 Stock Incentive Plan and the Stock Incentive Plan were granted at an exercise price equal to the fair market value of our common stock on the date of grant, and expire ten years after the grant date. These options have graded or cliff vesting over a three-year period, except in the case of approved retirement.

Nonqualified stock options granted under the Directors stock plans have an exercise price equal to the fair market value of our common stock on the date of the grant and a contractual term equal to the earlier of five years from the date the participant ceases to provide service or the tenth anniversary of the date the option was granted. Beginning with the 2003 grant, options become exercisable in four approximately equal installments on the three, six and nine month anniversaries of the grant date, and on the date that the Director's full term of office expires. There were no options granted during the years ended December 31, 2006 and 2005.

As of December 31, 2006, there were $12.6 million of total unrecognized compensations costs related to nonvested stock options. The cost is expected to be recognized over a weighted-average service period of approximately 1.8 years.

The fair value of stock options is estimated using the Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of our stock and other factors. Due to our limited public company history, we use peer data to estimate option exercise and employee termination within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is estimated based on peer data and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury risk-free interest rate in effect at the time of grant. The dividend yield is based on historical dividend distributions compared to the closing price of our common shares on the grant date.

Cash received from stock options exercised under these share-based payment arrangements during 2006 was $37.7 million. The actual tax benefits realized for the tax deductions for option exercise of the share-based payment arrangements during 2006 was $12.7 million.

20. Stock-Based Compensation Plans — (continued)

The following is a summary of assumptions for the stock options granted during the period:

Options	For the year ended December 31, 2006	2005	2004
Dividend yield	**1.32%**	1.41%	1.26%
Expected volatility	**16.2%**	19.1%	39.2%
Risk-free interest rate	**4.6%**	4.1%	3.3%
Expected life (in years)	**6**	6	6

Using the Black-Scholes option valuation model, the weighted-average estimated fair value of stock options granted was $11.41, $9.18 and $13.56 per share during 2006, 2005 and 2004, respectively.

The following is a summary of the status of all of our stock option plans for the year ended December 31, 2006:

	Number of options (in millions)	Weighted-average exercise price	Intrinsic Value (in millions)
Options outstanding at January 1, 2006	**7.8**	**$33.06**	
Granted	**2.1**	**49.28**	
Exercised	**1.3**	**28.64**	
Canceled	**0.1**	**40.43**	
Options outstanding at December 31 2006	**8.5**	**$37.65**	**$178.4**
Options vested or expected to vest at December 31, 2006	**8.3**	**$37.27**	**$178.6**
Options exercisable at December 31, 2006	**4.1**	**$31.70**	**$111.7**

The total intrinsic value of stock options exercised was $39.7 million, $29.5 million and $13.9 million during 2006, 2005 and 2004, respectively.

The following is a summary of weighted-average remaining contractual lives for stock options outstanding and the range of exercise prices on the stock options as of December 31, 2006:

Range of exercise prices	Number of options outstanding (in millions)	Weighted-average remaining contractual life
$22.33 - $30.50	**2.1**	**5**
$31.04 - $38.74	**1.9**	**7**
$39.02 - $47.23	**2.5**	**8**
$48.60 - $57.42	**2.0**	**9**
$22.33 - $57.42	**8.5**	**7**

The weighted-average remaining contractual lives for stock options exercisable is approximately 7 years as of December 31, 2006.

Performance Share Awards

Beginning in 2006, we granted performance share awards to certain employees under the 2005 Stock Incentive Plan. The performance share awards are treated as an equity award and are paid in shares. Whether the performance shares are earned depends upon the participant's continued employment through the performance period (except in the case of an approved retirement) and our performance against three-year goals set at the beginning of the performance period. A return on equity objective and an earnings per share objective must be achieved for any of the performance shares to be earned. If the performance requirements are not met, the performance shares will be forfeited and no compensation cost

20. Stock-Based Compensation Plans — (continued)

is recognized and any previously recognized compensation cost is reversed. There is no maximum contractual term on these awards. As of December 31, 2006, there were $17.6 million of total unrecognized compensation costs related to nonvested performance share awards granted. The cost is expected to be recognized over a weighted-average service period of approximately 2.0 years.

The fair value of performance share awards is determined based on the closing stock price of our shares on the grant date. The weighted-average grant-date fair value of performance share awards granted during 2006 was $49.40. Because no performance share awards vested or were paid out, the intrinsic value of performance share awards vested and the actual tax benefits realized for tax deductions for performance share award payouts are $0.0 million in 2006.

The following is a summary of activity for the nonvested performance share awards for the year ended December 31, 2006:

	Number of performance share awards	Weighted-average grant-date fair value
	(in millions)	
Nonvested performance share awards at January 1, 2006	—	$ —
Granted	0.4	49.40
Vested	—	—
Forfeited	—	—
Nonvested performance share awards at December 31, 2006	0.4	$49.40

Performance share awards above represent initial target awards and do not reflect potential increases or decreases resulting from the final performance objectives to be determined at the end of the respective performance period. The actual number of shares to be awarded at the end of each performance period will range between 0% and 200% of the initial target awards.

Restricted Stock Units

We issue restricted stock units under the 2005 Stock Incentive Plan, 2005 Directors Stock Plan, Stock Incentive Plan, and Directors Stock Plan. Restricted stock units are treated as an equity award. The fair value of restricted stock units is determined based on the closing stock price of our common shares on the grant date. There is no maximum contractual term on these awards.

Restricted stock units were issued to certain employees and agents pursuant to the Stock Incentive Plan and 2005 Stock Incentive Plan. Under these plans, awards have a graded or cliff vesting over a three-year service period. When service for the Company ceases (except in the case of an approved retirement), all vesting stops and unvested units are forfeited.

Beginning in 2005, pursuant to the 2005 Directors Stock Plan, restricted stock units are now granted to each non-employee director in office immediately following each annual meeting of stockholders and to each person who becomes a member of the Board other than on the date of the annual meeting of stockholders. Prior to this time, awards of restricted stock units were granted pursuant to the Directors Stock Plan on the date of each Board member's election or re-election date. Under the 2005 Directors Stock Plan, awards are granted on an annual basis and cliff vest over the one-year service period. Non-vested awards under the prior plan have graded vesting over a three-year service period. When service to the Company ceases, all vesting stops and unvested units are forfeited.

In 2006, 2005 and 2004, 0.2 million, 0.4 million and 0.4 million restricted stock units were granted, respectively. The weighted-average grant-date fair value of restricted stock units granted during 2006, 2005 and 2004 was $50.42, $39.55 and $36.28, respectively.

The actual tax benefits realized for the tax deductions for restricted stock units payouts under these share-based payment arrangements for 2006 was $5.4 million.

As of December 31, 2006, there were $10.3 million of total unrecognized compensation costs related to nonvested restricted stock unit awards granted under these plans. The cost is expected to be recognized over a weighted-average period of approximately 1.6 years. The total intrinsic value of restricted stock units vested was $16.7 million, $1.3 million and $1.2 million during 2006, 2005 and 2004, respectively.

20. Stock-Based Compensation Plans — (continued)

The following is a summary of activity for the nonvested restricted stock units in 2006:

	Number of restricted stock units	Weighted-average grant-date fair value
	(in millions)	
Nonvested restricted stock units at January 1, 2006	0.9	$36.89
Granted	0.2	50.42
Vested	0.3	34.52
Forfeited	—	—
Nonvested restricted stock units at December 31, 2006	0.8	$41.47

Employee Stock Purchase Plan

Under our Employee Stock Purchase Plan, participating employees have the opportunity to purchase shares of our common stock on a quarterly basis. Employees may purchase up to $25,000 worth of company stock each year. Employees may purchase shares of our common stock at a price equal to 85% of the shares' fair market value as of the beginning or end of the quarter, whichever is lower. Under the Employee Stock Purchase Plan, employees purchased 0.7 million, 0.7 million and 0.8 million shares during 2006, 2005 and 2004, respectively.

We recognize compensation expense for the fair value of the discount granted to employees participating in the employee stock purchase plan in the quarter of grant. Shares of the Employee Stock Purchase Plan are treated as an equity award. The weighted-average fair value of the discount on the stock purchased was $10.39, $8.00 and $7.17 during 2006, 2005 and 2004, respectively. The total intrinsic value of the Employee Stock Purchase Plan settled was $6.9 million, $5.8 million and $5.9 million during 2006, 2005 and 2004, respectively.

Cash received from shares issued under these share-based payment arrangements for 2006 was $28.5 million. The actual tax benefits realized for the tax deductions for the settlement of the share-based payment arrangements for 2006 was $0.8 million.

The maximum number of shares of common stock that we may issue under the Employee Stock Purchase Plan is 2% of the number of shares outstanding immediately following the completion of the Initial Public Offering. As of December 31, 2006, a total of 3.3 million of new shares are available to be made issuable by us for this plan.

Long-Term Performance Plan

We also maintain the Long-Term Performance Plan, which provides the opportunity for eligible executives to receive additional awards if specified minimum corporate performance objectives are achieved over a three-year period. This plan utilizes stock as an option for payment and is treated as a liability award during vesting and a liability award or equity award subsequent to vesting, based on the participant payment election. Effective with stockholder approval of the 2005 Stock Incentive Plan, no further grants will be made under the Long-Term Performance Plan, and any future awards paid under the Long-Term Performance Plan will be issued under the 2005 Stock Incentive Plan. As of December 31, 2005, all awards under this plan were fully vested and no awards were granted under this plan in 2006 or 2005. There is no maximum contractual term on these awards.

The amount of cash used to settle Long-Term Performance Plan units granted was $10.8 million for 2006. The total intrinsic value of Long-Term Performance Plan units settled was $11.2 million, $6.5 million and $8.3 million during 2006, 2005 and 2004, respectively.

20. Stock-Based Compensation Plans — (continued)

The fair value of Long-Term Performance Plan liability units is determined as of each reporting period based on the Black-Scholes option pricing model that uses the assumptions noted in the following table:

Long-Term Performance Plan	For the year ended December 31, 2006
Dividend yield	—%
Expected volatility	11.2%
Risk-free interest rate	4.8%
Expected life (in years)	2

21. Earnings Per Common Share

The computations of the basic and diluted per share amounts for our continuing operations were as follows:

	For the year ended December 31,		
	2006	2005	2004
	(in millions, except per share data)		
Income from continuing operations, net of related income taxes	**$1,033.7**	$891.5	$700.9
Subtract:			
Preferred stock dividends	**33.0**	17.7	—
Income from continuing operations available to common stockholders, net of related income taxes	**$1,000.7**	$873.8	$700.9
Weighted-average shares outstanding:			
Basic	**272.9**	287.9	313.3
Dilutive effects:			
Stock options	**2.0**	1.4	1.1
Long term performance plan	**—**	0.2	0.2
Restricted stock units	**0.6**	0.4	0.1
Diluted	**275.5**	289.9	314.7
Income from continuing operations per common share:			
Basic	**$ 3.67**	$ 3.03	$ 2.24
Diluted	**$ 3.63**	$ 3.01	$ 2.23

22. Quarterly Results of Operations (Unaudited)

The following is a summary of unaudited quarterly results of operations for 2006 and 2005:

	For the three months ended			
	December 31	September 30	June 30	March 31
	(in millions, except per share data)			
2006				
Total revenues	**$2,558.9**	**$2,449.6**	**$2,459.8**	**$2,402.2**
Total expenses	**2,231.0**	**2,118.7**	**2,163.2**	**2,028.9**
Income from continuing operations, net of related income taxes	**262.3**	**258.8**	**218.9**	**293.7**
Income (loss) from discontinued operations, net of related income taxes	**30.1**	**0.4**	**(0.1)**	**0.2**
Preferred stock dividends	**8.3**	**8.2**	**8.3**	**8.2**
Net income available to common stockholders	**284.1**	**251.0**	**210.5**	**285.7**
Basic earnings per common share for income from continuing operations, net of related income taxes	**0.94**	**0.93**	**0.77**	**1.02**
Basic earnings per common share for net income available to common stockholders	**1.05**	**0.93**	**0.77**	**1.02**
Diluted earnings per common share for income from continuing operations, net of related income taxes	**0.93**	**0.92**	**0.76**	**1.01**
Diluted earnings per common share for net income available to common stockholders	**1.04**	**0.92**	**0.76**	**1.01**
2005				
Total revenues	$2,455.6	$2,228.0	$2,207.9	$2,150.2
Total expenses	2,180.1	1,941.7	1,925.6	1,870.6
Income from continuing operations, net of related income taxes	244.2	219.2	223.2	204.9
Income from discontinued operations, net of related income taxes	11.0	0.2	15.7	0.6
Preferred stock dividends	8.3	9.4	—	—
Net income available to common stockholders	246.9	210.0	238.9	205.5
Basic earnings per common share for income from continuing operations, net of related income taxes	0.84	0.75	0.78	0.68
Basic earnings per common share for net income available to common stockholders	0.88	0.75	0.83	0.69
Diluted earnings per share for income from continuing operations, net of related income taxes	0.83	0.74	0.77	0.68
Diluted earnings per common share for net income available to common stockholders	0.87	0.74	0.82	0.68

23. Condensed Consolidating Financial Information

Principal Life has established special purpose entities to issue secured medium-term notes. Under the program, the payment obligations of principal and interest on the notes are secured by funding agreements issued by Principal Life. Principal Life's payment obligations on the funding agreements are fully and unconditionally guaranteed by Principal Financial Group, Inc. All of the outstanding stock of Principal Life is indirectly owned by Principal Financial Group, Inc. and Principal Financial Group, Inc. is the only guarantor of the payment obligations of the funding agreements.

We received a subpoena on March 31, 2005 from the Attorney General of West Virginia for documents and other information relating to funding agreement-backed securities, special purpose vehicles related to funding agreement-backed securities, and related subjects. A response has been sent. We understand that other U.S.-based life insurers that have funding agreement-backed note programs such as our on-going programs have received similar subpoenas from the Attorney General of West Virginia. Other than the subpoena, we have received no notification of any pending or threatened investigation or other proceeding by West Virginia governmental authorities involving funding agreement-backed securities.

23. Condensed Consolidating Financial Information — (continued)

The following tables set forth condensed consolidating financial information of Principal Life and Principal Financial Group, Inc. as of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004.

Condensed Consolidating Statements of Financial Position
December 31, 2006

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Fixed maturities, available-for-sale	$ —	$ 40,330.8	$ 4,858.5	$ (785.8)	$ 44,403.5
Fixed maturities, trading	—	90.4	233.0	—	323.4
Equity securities, available-for-sale	—	640.7	25.9	—	666.6
Equity securities, trading	—	10.2	170.8	—	181.0
Mortgage loans	—	9,661.6	2,237.7	(235.4)	11,663.9
Real estate	—	308.7	558.3	—	867.0
Policy loans	—	850.7	—	—	850.7
Investment in unconsolidated entities	8,191.4	235.0	4,480.5	(12,608.8)	298.1
Other investments	3.6	3,057.1	235.5	(2,183.6)	1,112.6
Cash and cash equivalents	30.9	1,399.8	261.1	(101.0)	1,590.8
Accrued investment income	—	677.0	51.6	(5.1)	723.5
Premiums due and other receivables	—	857.7	512.8	(118.2)	1,252.3
Deferred policy acquisition costs	—	2,265.9	153.0	—	2,418.9
Property and equipment	—	394.2	28.3	—	422.5
Goodwill	—	77.2	284.7	—	361.9
Other intangibles	—	38.4	942.6	—	981.0
Separate account assets	—	69,451.7	4,327.9	—	73,779.6
Other assets	256.1	1,327.0	382.9	(205.2)	1,760.8
Total assets	$ 8,482.0	$ 131,674.1	$19,745.1	$(16,243.1)	$143,658.1
Liabilities					
Contractholder funds	$ —	$ 37,001.4	$ 16.3	$ (218.7)	$ 36,799.0
Future policy benefits and claims	—	15,005.3	2,328.4	(1.1)	17,332.6
Other policyholder funds	—	613.0	6.4	—	619.4
Short-term debt	—	—	199.1	(115.0)	84.1
Long-term debt	601.9	143.9	1,350.1	(542.1)	1,553.8
Income taxes currently payable	(1.2)	(270.7)	23.3	252.8	4.2
Deferred income taxes	1.1	629.5	292.1	(5.5)	917.2
Separate account liabilities	—	69,451.7	4,327.9	—	73,779.6
Other liabilities	19.4	2,298.7	3,010.1	(620.8)	4,707.4
Total liabilities	621.2	124,872.8	11,553.7	(1,250.4)	135,797.3
Stockholders' equity					
Series A preferred stock	—	—	—	—	—
Series B preferred stock	0.1	—	—	—	0.1
Common stock	3.8	2.5	—	(2.5)	3.8
Additional paid-in capital	8,141.8	5,515.3	7,688.1	(13,203.4)	8,141.8
Retained earnings (deficit)	2,824.1	670.9	(339.5)	(331.4)	2,824.1
Accumulated other comprehensive income	846.9	612.6	842.8	(1,455.4)	846.9
Treasury stock, at cost	(3,955.9)	—	—	—	(3,955.9)
Total stockholders' equity	7,860.8	6,801.3	8,191.4	(14,992.7)	7,860.8
Total liabilities and stockholders' equity	$ 8,482.0	$ 131,674.1	$19,745.1	$(16,243.1)	$143,658.1

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Financial Position
December 31, 2005

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Fixed maturities, available-for-sale	$ —	$ 38,886.6	$ 3,896.5	$ (665.9)	$ 42,117.2
Fixed maturities, trading	—	18.9	94.3	—	113.2
Equity securities, available-for-sale	—	658.8	65.6	—	724.4
Equity securities, trading	—	—	90.3	—	90.3
Mortgage loans	—	9,448.9	2,365.5	(330.1)	11,484.3
Real estate	—	313.5	586.6	—	900.1
Policy loans	—	827.7	—	—	827.7
Investment in unconsolidated entities	7,784.2	275.6	5,515.1	(13,311.0)	263.9
Other investments	—	2,041.8	129.6	(1,321.8)	849.6
Cash and cash equivalents	21.6	1,259.9	542.3	(184.5)	1,639.3
Accrued investment income	—	638.4	48.5	(4.6)	682.3
Premiums due and other receivables	—	589.2	112.7	(109.2)	592.7
Deferred policy acquisition costs	—	2,069.9	104.2	—	2,174.1
Property and equipment	—	397.2	22.6	—	419.8
Goodwill	—	50.4	231.9	—	282.3
Other intangibles	—	39.2	163.4	—	202.6
Separate account assets	—	58,670.7	3,415.5	(16.2)	62,070.0
Assets of discontinued operations	—	103.1	—	0.1	103.2
Other assets	3.5	1,360.0	258.1	(123.2)	1,498.4
Total assets	$7,809.3	$117,649.8	$17,642.7	$(16,066.4)	$127,035.4
Liabilities					
Contractholder funds	$ —	$ 33,797.0	$ 13.5	$ (198.4)	$ 33,612.1
Future policy benefits and claims	—	14,650.3	2,175.2	—	16,825.5
Other policyholder funds	—	654.1	3.0	—	657.1
Short-term debt	—	—	565.6	(89.2)	476.4
Long-term debt	—	151.3	1,223.8	(476.3)	898.8
Income taxes currently payable	—	0.1	0.3	(0.4)	—
Deferred income taxes	—	753.1	237.1	(15.4)	974.8
Separate account liabilities	—	58,670.7	3,415.5	(16.2)	62,070.0
Liabilities of discontinued operations	—	95.5	—	(91.0)	4.5
Other liabilities	2.1	1,795.1	2,224.5	(312.7)	3,709.0
Total liabilities	2.1	110,567.2	9,858.5	(1,199.6)	119,228.2
Stockholders' equity					
Series A preferred stock	—	—	—	—	—
Series B preferred stock	0.1	—	—	—	0.1
Common stock	3.8	2.5	—	(2.5)	3.8
Additional paid-in capital	8,000.0	5,354.8	7,071.3	(12,426.1)	8,000.0
Retained earnings (deficit)	2,008.6	870.4	(281.9)	(588.5)	2,008.6
Accumulated other comprehensive income	994.8	854.9	994.8	(1,849.7)	994.8
Treasury stock, at cost	(3,200.1)	—	—	—	(3,200.1)
Total stockholders' equity	7,807.2	7,082.6	7,784.2	(14,866.8)	7,807.2
Total liabilities and stockholders' equity	$7,809.3	$117,649.8	$17,642.7	$(16,066.4)	$127,035.4

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2006

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$4,043.9	$ 261.4	$ —	$4,305.3
Fees and other revenues	—	1,316.9	965.7	(380.1)	1,902.5
Net investment income	11.9	3,124.6	506.2	(24.7)	3,618.0
Net realized/unrealized capital gains (losses)	—	(84.0)	134.3	(5.6)	44.7
Total revenues	11.9	8,401.4	1,867.6	(410.4)	9,870.5
Expenses					
Benefits, claims, and settlement expenses	—	5,298.4	409.4	(15.4)	5,692.4
Dividends to policyholders	—	290.7	—	—	290.7
Operating expenses	18.2	1,932.9	937.7	(330.1)	2,558.7
Total expenses	18.2	7,522.0	1,347.1	(345.5)	8,541.8
Income (loss) from continuing operations before income taxes	(6.3)	879.4	520.5	(64.9)	1,328.7
Income taxes (benefits)	(2.2)	203.0	92.5	1.7	295.0
Equity in the net income of subsidiaries, excluding discontinued operations	1,037.8	270.6	609.8	(1,918.2)	—
Income from continuing operations, net of related income taxes	1,033.7	947.0	1,037.8	(1,984.8)	1,033.7
Income from discontinued operations, net of related income taxes	30.6	30.6	30.6	(61.2)	30.6
Net income	1,064.3	977.6	1,068.4	(2,046.0)	1,064.3
Preferred stock dividends	33.0	—	—	—	33.0
Net income available to common stockholders	$1,031.3	$ 977.6	$1,068.4	$(2,046.0)	$1,031.3

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2005

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$3,705.7	$ 269.3	$ —	$3,975.0
Fees and other revenues	—	1,198.8	786.3	(267.3)	1,717.8
Net investment income	2.3	3,009.8	343.3	4.7	3,360.1
Net realized/unrealized capital gains (losses)	—	(34.5)	33.3	(10.0)	(11.2)
Total revenues	2.3	7,879.8	1,432.2	(272.6)	9,041.7
Expenses					
Benefits, claims, and settlement expenses	—	4,874.5	419.4	(11.0)	5,282.9
Dividends to policyholders	—	293.0	—	—	293.0
Operating expenses	10.6	1,787.8	774.8	(231.1)	2,342.1
Total expenses	10.6	6,955.3	1,194.2	(242.1)	7,918.0
Income (loss) from continuing operations before income taxes	(8.3)	924.5	238.0	(30.5)	1,123.7
Income taxes (benefits)	(3.8)	221.4	16.8	(2.2)	232.2
Equity in the net income of subsidiaries, excluding discontinued operations	896.0	104.9	674.7	(1,675.6)	—
Income from continuing operations, net of related income taxes	891.5	808.0	895.9	(1,703.9)	891.5
Income from discontinued operations, net of related income taxes	27.5	24.1	27.4	(51.5)	27.5
Net income	919.0	832.1	923.3	(1,755.4)	919.0
Preferred stock dividends	17.7	—	—	—	17.7
Net income available to common stockholders	$901.3	$ 832.1	$ 923.3	$(1,755.4)	$ 901.3

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2004

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$3,450.9	$ 259.1	$ —	$3,710.0
Fees and other revenues	—	1,066.1	668.3	(242.7)	1,491.7
Net investment income	4.8	2,905.2	292.2	21.8	3,224.0
Net realized/unrealized capital losses	—	(76.5)	(33.9)	5.6	(104.8)
Total revenues	4.8	7,345.7	1,185.7	(215.3)	8,320.9
Expenses					
Benefits, claims, and settlement expenses	—	4,602.7	367.1	(10.3)	4,959.5
Dividends to policyholders	—	296.7	—	—	296.7
Operating expenses	10.5	1,657.4	730.6	(212.9)	2,185.6
Total expenses	10.5	6,556.8	1,097.7	(223.2)	7,441.8
Income (loss) from continuing operations before income taxes	(5.7)	788.9	88.0	7.9	879.1
Income taxes (benefits)	(2.2)	185.7	(8.7)	3.4	178.2
Equity in the net income of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	704.4	168.7	607.7	(1,480.8)	—
Income from continuing operations, net of related income taxes	700.9	771.9	704.4	(1,476.3)	700.9
Income (loss) from discontinued operations, net of related income taxes	130.4	(1.7)	130.4	(128.7)	130.4
Income before cumulative effect of accounting change	831.3	770.2	834.8	(1,605.0)	831.3
Cumulative effect of accounting change, net of related income taxes	(5.7)	(2.5)	(5.7)	8.2	(5.7)
Net income	$825.6	$ 767.7	$ 829.1	$(1,596.8)	$ 825.6

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2006

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by operating activities	$ 7.2	$ 2,001.8	$ 115.3	$ 154.2	$ 2,278.5
Investing activities					
Available-for-sale securities:					
Purchases	—	(6,585.5)	(1,203.7)	23.8	(7,765.4)
Sales	—	1,075.6	363.3	—	1,438.9
Maturities	—	3,406.8	189.0	—	3,595.8
Mortgage loans acquired or originated	—	(2,198.7)	(455.1)	53.6	(2,600.2)
Mortgage loans sold or repaid	—	1,985.9	265.0	(148.3)	2,102.6
Real estate acquired	—	(12.4)	(16.7)	—	(29.1)
Real estate sold	—	142.9	31.2	—	174.1
Net purchases of property and equipment	—	(31.3)	(19.2)	—	(50.5)
Purchases of interest in subsidiaries, net of cash acquired	—	—	(769.2)	—	(769.2)
Dividends received from (contributions to) unconsolidated entities	331.1	(511.9)	1,182.3	(1,001.5)	—
Net change in other investments	—	(7.1)	(92.7)	89.9	(9.9)
Net cash provided by (used in) investing activities	$331.1	$(2,735.7)	$ (525.8)	$ (982.5)	$(3,912.9)

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows (continued)
For the year ended December 31, 2006

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Financing activities					
Issuance of common stock	$ 66.2	$ —	$ —	$ —	$ 66.2
Acquisition of treasury stock, net	(755.8)	—	—	—	(755.8)
Proceeds from financing element derivatives	—	132.1	—	—	132.1
Payments for financing element derivatives	—	(141.0)	—	—	(141.0)
Excess tax benefits from share-based payment arrangements	—	6.0	2.4	—	8.4
Dividends to common stockholders	(214.7)	—	—	—	(214.7)
Dividends to preferred stockholders	(24.7)	—	—	—	(24.7)
Issuance of long-term debt	600.0	6.4	85.0	(89.7)	601.7
Principal repayments of long-term debt	—	(13.7)	(7.3)	—	(21.0)
Net repayments of short-term borrowings	—	—	(390.5)	—	(390.5)
Capital received from (dividends paid to) parent	—	(1,182.3)	180.8	1,001.5	—
Investment contract deposits	—	8,925.7	—	—	8,925.7
Investment contract withdrawals	—	(6,859.4)	—	—	(6,859.4)
Net increase in banking operation deposits	—	—	258.9	—	258.9
Net cash provided by (used in) financing activities	(329.0)	873.8	129.3	911.8	1,585.9
Discontinued operations					
Net cash used in operating activities	—	(1.1)	—	—	(1.1)
Net cash used in investing activities	—	(0.9)	—	—	(0.9)
Net cash used in financing activities	—	—	—	—	—
Net cash used in discontinued operations	—	(2.0)	—	—	(2.0)
Net increase (decrease) in cash and cash equivalents	9.3	137.9	(281.2)	83.5	(50.5)
Cash and cash equivalents at beginning of year	21.6	1,261.9	542.3	(184.5)	1,641.3
Cash and cash equivalents at end of year	$ 30.9	$ 1,399.8	$ 261.1	$ (101.0)	$ 1,590.8
Cash and cash equivalents of discontinued operations included above					
At beginning of year	$ —	$ 2.0	$ —	$ —	$ 2.0
At end of year	$ —	$ —	$ —	$ —	$ —

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2005

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ (4.5)	$ 1,797.8	$ 441.8	$(108.9)	$ 2,126.2
Investing activities					
Available-for-sale securities:					
Purchases	—	(7,218.1)	(1,892.8)	155.8	(8,955.1)
Sales	—	2,443.2	857.3	—	3,300.5
Maturities	—	3,688.3	214.9	—	3,903.2
Mortgage loans acquired or originated	—	(2,112.2)	(533.0)	159.7	(2,485.5)
Mortgage loans sold or repaid	—	2,475.9	359.6	(131.0)	2,704.5
Real estate acquired	—	(27.4)	(64.8)	—	(92.2)
Real estate sold	—	249.5	70.3	—	319.8
Net purchases of property and equipment	—	(34.6)	(9.8)	—	(44.4)
Purchases of interest in subsidiaries, net of cash acquired	—	—	(58.1)	—	(58.1)
Dividends received from (contributions to) unconsolidated entities	501.1	(787.3)	166.1	120.1	—
Net change in other investments	—	44.6	(93.7)	(27.3)	(76.4)
Net cash provided by (used in) investing activities	$501.1	$(1,278.1)	$ (984.0)	$ 277.3	$(1,483.7)

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows (continued)
For the year ended December 31, 2005

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Financing activities					
Issuance of common stock	$ 59.9	$ —	$ —	$ —	$ 59.9
Issuance of preferred stock	542.0	—	—	—	542.0
Accelerated stock repurchase settlement	(84.0)	—	—	—	(84.0)
Acquisition of treasury stock, net	(868.4)	—	—	—	(868.4)
Proceeds from financing element derivatives	—	168.4	—	—	168.4
Payments for financing element derivatives	—	(123.2)	—	—	(123.2)
Dividends to common stockholders	(182.2)	—	—	—	(182.2)
Dividends to preferred stockholders	(17.7)	—	—	—	(17.7)
Issuance of long-term debt	—	52.3	258.8	(173.6)	137.5
Principal repayments of long-term debt	—	(7.3)	(65.3)	—	(72.6)
Net proceeds of short-term borrowings	—	40.7	152.9	5.5	199.1
Capital received from (dividends paid to) parent	—	(166.1)	286.2	(120.1)	—
Investment contract deposits	—	7,250.0	—	—	7,250.0
Investment contract withdrawals	—	(6,504.5)	—	—	(6,504.5)
Net increase in banking operation deposits	—	—	41.9	—	41.9
Net cash provided by (used in) financing activities	(550.4)	710.3	674.5	(288.2)	546.2
Discontinued operations					
Net cash provided by operating activities	—	125.1	—	—	125.1
Net cash used in investing activities	—	(125.0)	—	—	(125.0)
Net cash used in financing activities	—	—	—	—	—
Net cash provided by discontinued operations	—	0.1	—	—	0.1
Net increase (decrease) in cash and cash equivalents	(53.8)	1,230.1	132.3	(119.8)	1,188.8
Cash and cash equivalents at beginning of year	75.4	31.8	410.0	(64.7)	452.5
Cash and cash equivalents at end of year	$ 21.6	$ 1,261.9	$542.3	$(184.5)	$ 1,641.3
Cash and cash equivalents of discontinued operations included above					
At beginning of year	$ —	$ 1.9	$ —	$ —	$ 1.9
At end of year	$ —	$ 2.0	$ —	$ —	$ 2.0
Schedule of noncash transactions					
Tax benefits related to demutualization	$ —	$ 163.8	$ —	$ —	$ 163.8

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2004

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ (1.1)	$ 2,009.8	$ (463.3)	$ 486.1	$ 2,031.5
Investing activities					
Available-for-sale securities:					
Purchases	—	(8,881.3)	(1,236.8)	(183.5)	(10,301.6)
Sales	—	1,227.5	1,099.6	—	2,327.1
Maturities	—	3,936.5	474.5	—	4,411.0
Mortgage loans acquired or originated	—	(2,708.7)	(161.6)	109.9	(2,760.4)
Mortgage loans sold or repaid	—	2,323.6	267.3	(91.3)	2,499.6
Real estate acquired	—	(239.8)	(101.7)	—	(341.5)
Real estate sold	—	261.2	84.4	—	345.6
Net purchases of property and equipment	—	(37.7)	(9.8)	—	(47.5)
Net proceeds from sales of subsidiaries	—	—	694.7	—	694.7
Purchases of interest in subsidiaries, net of cash acquired	—	—	(128.1)	—	(128.1)
Dividends received from unconsolidated entities	800.6	705.3	1,124.0	(2,629.9)	—
Net change in other investments	—	93.0	(28.9)	52.4	116.5
Net cash provided by (used in) investing activities	$800.6	$(3,320.4)	$ 2,077.6	$(2,742.4)	$ (3,184.6)

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows (continued)
For the year ended December 31, 2004

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. Other and Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Financing activities					
Issuance of common stock	$ 41.2	$ —	$ —	$ —	$ 41.2
Acquisition and sales of treasury stock, net	(772.6)	—	—	—	(772.6)
Proceeds from financing element derivatives	—	110.6	—	—	110.6
Payments for financing element derivatives	—	(84.6)	—	—	(84.6)
Dividends to common stockholders	(166.5)	—	—	—	(166.5)
Issuance of long-term debt	—	7.7	4.4	—	12.1
Principal repayments of long-term debt	—	(224.3)	(215.5)	(7.4)	(447.2)
Net repayments of short-term borrowings	—	—	(231.9)	(59.5)	(291.4)
Dividends paid to parent	—	(1,124.0)	(1,440.5)	2,564.5	—
Investment contract deposits	—	7,312.4	—	—	7,312.4
Investment contract withdrawals	—	(5,294.9)	—	—	(5,294.9)
Net decrease in banking operation deposits	—	—	(5.0)	—	(5.0)
Net cash provided by (used in) financing activities	(897.9)	702.9	(1,888.5)	2,497.6	414.1
Discontinued operations					
Net cash used in operating activities	—	(0.6)	(594.6)	(32.5)	(627.7)
Net cash used in investing activities	—	(0.4)	(681.7)	208.4	(473.7)
Net cash provided by financing activities	—	—	600.0	—	600.0
Net cash used in discontinued operations	—	(1.0)	(676.3)	175.9	(501.4)
Net decrease in cash and cash equivalents	(98.4)	(608.7)	(950.5)	417.2	(1,240.4)
Cash and cash equivalents at beginning of year	173.8	640.5	1,360.5	(481.9)	1,692.9
Cash and cash equivalents at end of year	$ 75.4	$ 31.8	$ 410.0	$ (64.7)	$ 452.5
Cash and cash equivalents of discontinued operations included above					
At beginning of year	$ —	$ 2.9	$ 676.3	$ (175.9)	$ 503.3
At end of year	$ —	$ 1.9	$ —	$ —	$ 1.9

23. Condensed Consolidating Financial Information — (continued)

On June 30, 2005, our shelf registration statement with the Securities and Exchange Commission was declared effective. Following our October and November 2006 issuances of debt securities under the shelf registration, we now have the ability to issue up to $1.85 billion of debt securities, preferred stock, common stock, warrants, stock purchase contracts and stock purchase units of Principal Financial Group, Inc. and trust preferred securities of three subsidiary trusts. If we issue additional securities, we intend to use the proceeds from the sale of the securities offered by the prospectus, including the corresponding junior subordinated debentures issued to the trusts in connection with their investment of all the proceeds from the sale of preferred securities, for general corporate purposes, including working capital, capital expenditures, investments in subsidiaries, share repurchase, acquisitions and refinancing of debt, including commercial paper and other short-term indebtedness. Principal Financial Services, Inc. unconditionally guarantees our obligations with respect to one or more series of debt securities described in the shelf registration statement.

The following tables set forth condensed consolidating financial information of Principal Financial Services, Inc. and Principal Financial Group, Inc. as of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004.

Condensed Consolidating Statements of Financial Position
December 31, 2006

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Fixed maturities, available-for-sale	$ —	$ 14.1	$ 44,389.4	$ —	$ 44,403.5
Fixed maturities, trading	—	1.2	322.2	—	323.4
Equity securities, available-for-sale	—	0.9	665.7	—	666.6
Equity securities, trading	—	1.3	179.7	—	181.0
Mortgage loans	—	—	11,663.9	—	11,663.9
Real estate	—	—	867.0	—	867.0
Policy loans	—	—	850.7	—	850.7
Investment in unconsolidated entities	8,191.4	8,701.7	298.1	(16,893.1)	298.1
Other investments	3.6	4.4	1,109.0	(4.4)	1,112.6
Cash and cash equivalents	30.9	129.2	2,031.3	(600.6)	1,590.8
Accrued investment income	—	0.3	723.2	—	723.5
Premiums due and other receivables	—	353.5	898.8	—	1,252.3
Deferred policy acquisition costs	—	—	2,418.9	—	2,418.9
Property and equipment	—	—	422.5	—	422.5
Goodwill	—	—	361.9	—	361.9
Other intangibles	—	—	981.0	—	981.0
Separate account assets	—	—	73,779.6	—	73,779.6
Other assets	256.1	9.2	1,749.3	(253.8)	1,760.8
Total assets	$8,482.0	$9,215.8	$143,712.2	$(17,751.9)	$143,658.1

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Financial Position (continued) December 31, 2006

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Liabilities					
Contractholder funds	$ —	$ —	$ 36,799.0	$ —	$ 36,799.0
Future policy benefits and claims	—	—	17,332.6	—	17,332.6
Other policyholder funds	—	—	619.4	—	619.4
Short-term debt	—	—	435.3	(351.2)	84.1
Long-term debt	601.9	464.5	487.4	—	1,553.8
Income taxes currently payable	(1.2)	(2.0)	2.4	5.0	4.2
Deferred income taxes	1.1	12.3	909.7	(5.9)	917.2
Separate account liabilities	—	—	73,779.6	—	73,779.6
Other liabilities	19.4	549.6	4,645.1	(506.7)	4,707.4
Total liabilities	621.2	1,024.4	135,010.5	(858.8)	135,797.3
Stockholders' equity					
Series A preferred stock	—	—	—	—	—
Series B preferred stock	0.1	—	—	—	0.1
Common stock	3.8	—	17.1	(17.1)	3.8
Additional paid-in capital	8,141.8	7,688.2	6,918.2	(14,606.4)	8,141.8
Retained earnings (deficit)	2,824.1	(339.5)	924.2	(584.7)	2,824.1
Accumulated other comprehensive income	846.9	842.7	844.2	(1,686.9)	846.9
Treasury stock, at cost	(3,955.9)	—	(2.0)	2.0	(3,955.9)
Total stockholders' equity	7,860.8	8,191.4	8,701.7	(16,893.1)	7,860.8
Total liabilities and stockholders' equity	$ 8,482.0	$9,215.8	$143,712.2	$(17,751.9)	$143,658.1

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Financial Position
December 31, 2005

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Fixed maturities, available-for-sale	$ —	$ 14.7	$ 42,102.5	$ —	$ 42,117.2
Fixed maturities, trading	—	—	113.2	—	113.2
Equity securities, available-for-sale	—	1.0	723.4	—	724.4
Equity securities, trading	—	—	90.3	—	90.3
Mortgage loans	—	—	11,484.3	—	11,484.3
Real estate	—	—	900.1	—	900.1
Policy loans	—	—	827.7	—	827.7
Investment in unconsolidated entities	7,784.2	8,168.9	263.8	(15,953.0)	263.9
Other investments	—	8.4	841.2	—	849.6
Cash and cash equivalents	21.6	701.3	1,820.4	(904.0)	1,639.3
Accrued investment income	—	0.2	682.1	—	682.3
Premiums due and other receivables	—	2.3	590.4	—	592.7
Deferred policy acquisition costs	—	—	2,174.1	—	2,174.1
Property and equipment	—	—	419.8	—	419.8
Goodwill	—	—	282.3	—	282.3
Other intangibles	—	—	202.6	—	202.6
Separate account assets	—	—	62,070.0	—	62,070.0
Assets of discontinued operations	—	—	103.2	—	103.2
Other assets	3.5	15.0	1,498.4	(18.5)	1,498.4
Total assets	$ 7,809.3	$8,911.8	$127,189.8	$(16,875.5)	$127,035.4
Liabilities					
Contractholder funds	$ —	$ —	$ 33,612.1	$ —	$ 33,612.1
Future policy benefits and claims	—	—	16,825.5	—	16,825.5
Other policyholder funds	—	—	657.1	—	657.1
Short-term debt	—	349.9	774.1	(647.6)	476.4
Long-term debt	—	464.3	434.5	—	898.8
Deferred income taxes	—	7.0	983.8	(16.0)	974.8
Separate account liabilities	—	—	62,070.0	—	62,070.0
Liabilities of discontinued operations	—	—	4.5	—	4.5
Other liabilities	2.1	306.4	3,659.3	(258.8)	3,709.0
Total liabilities	2.1	1,127.6	119,020.9	(922.4)	119,228.2
Stockholders' equity					
Series A preferred stock	—	—	—	—	—
Series B preferred stock	0.1	—	—	—	0.1
Common stock	3.8	—	16.8	(16.8)	3.8
Additional paid-in capital	8,000.0	7,071.3	6,108.7	(13,180.0)	8,000.0
Retained earnings (deficit)	2,008.6	(281.9)	1,050.1	(768.2)	2,008.6
Accumulated other comprehensive income	994.8	994.8	995.3	(1,990.1)	994.8
Treasury stock, at cost	(3,200.1)	—	(2.0)	2.0	(3,200.1)
Total stockholders' equity	7,807.2	7,784.2	8,168.9	(15,953.1)	7,807.2
Total liabilities and stockholders' equity	$ 7,809.3	$8,911.8	$127,189.8	$(16,875.5)	$127,035.4

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2006

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$ —	$4,305.3	$ —	$4,305.3
Fees and other revenues	—	—	1,905.8	(3.3)	1,902.5
Net investment income	11.9	12.5	3,593.5	0.1	3,618.0
Net realized/unrealized capital gains (losses)	—	(0.6)	45.3	—	44.7
Total revenues	11.9	11.9	9,849.9	(3.2)	9,870.5
Expenses					
Benefits, claims, and settlement expenses	—	—	5,692.4	—	5,692.4
Dividends to policyholders	—	—	290.7	—	290.7
Operating expenses	18.2	42.9	2,500.8	(3.2)	2,558.7
Total expenses	18.2	42.9	8,483.9	(3.2)	8,541.8
Income (loss) from continuing operations before income taxes	(6.3)	(31.0)	1,366.0	—	1,328.7
Income taxes (benefits)	(2.2)	(10.4)	307.6	—	295.0
Equity in the net income of subsidiaries, excluding discontinued operations	1,037.8	1,058.4	—	(2,096.2)	—
Income from continuing operations, net of related income taxes	1,033.7	1,037.8	1,058.4	(2,096.2)	1,033.7
Income from discontinued operations, net of related income taxes	30.6	30.6	30.6	(61.2)	30.6
Net income	1,064.3	1,068.4	1,089.0	(2,157.4)	1,064.3
Preferred stock dividends	33.0	—	—	—	33.0
Net income available to common stockholders	$1,031.3	$1,068.4	$1,089.0	$(2,157.4)	$1,031.3

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2005

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$ —	$3,975.0	$ —	$3,975.0
Fees and other revenues	—	—	1,717.9	(0.1)	1,717.8
Net investment income	2.3	7.3	3,350.5	—	3,360.1
Net realized/unrealized capital losses	—	(1.1)	(10.1)	—	(11.2)
Total revenues	2.3	6.2	9,033.3	(0.1)	9,041.7
Expenses					
Benefits, claims, and settlement expenses	—	—	5,282.9	—	5,282.9
Dividends to policyholders	—	—	293.0	—	293.0
Operating expenses	10.6	39.2	2,292.5	(0.2)	2,342.1
Total expenses	10.6	39.2	7,868.4	(0.2)	7,918.0
Income (loss) from continuing operations before income taxes	(8.3)	(33.0)	1,164.9	0.1	1,123.7
Income taxes (benefits)	(3.8)	(15.7)	251.7	—	232.2
Equity in the net income of subsidiaries, excluding discontinued operations	896.0	913.2	—	(1,809.2)	—
Income from continuing operations, net of related income taxes	891.5	895.9	913.2	(1,809.1)	891.5
Income from discontinued operations, net of related income taxes	27.5	27.5	18.9	(46.4)	27.5
Net income	919.0	923.4	932.1	(1,855.5)	919.0
Preferred stock dividends	17.7	—	—	—	17.7
Net income available to common stockholders	$901.3	$923.4	$ 932.1	$(1,855.5)	$ 901.3

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2004

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$ —	$3,710.0	$ —	$3,710.0
Fees and other revenues	—	—	1,495.3	(3.6)	1,491.7
Net investment income	4.8	8.1	3,210.6	0.5	3,224.0
Net realized/unrealized capital losses	—	(30.9)	(73.9)	—	(104.8)
Total revenues	4.8	(22.8)	8,342.0	(3.1)	8,320.9
Expenses					
Benefits, claims, and settlement expenses	—	—	4,959.5	—	4,959.5
Dividends to policyholders	—	—	296.7	—	296.7
Operating expenses	10.5	52.2	2,126.0	(3.1)	2,185.6
Total expenses	10.5	52.2	7,382.2	(3.1)	7,441.8
Income (loss) from continuing operations before income taxes	(5.7)	(75.0)	959.8	—	879.1
Income taxes (benefits)	(2.2)	(32.6)	213.0	—	178.2
Equity in the net income of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	704.4	746.8	—	(1,451.2)	—
Income from continuing operations, net of related income taxes	700.9	704.4	746.8	(1,451.2)	700.9
Income from discontinued operations, net of related income taxes	130.4	130.4	114.6	(245.0)	130.4
Income before cumulative effect of accounting change	831.3	834.8	861.4	(1,696.2)	831.3
Cumulative effect of accounting change, net of related income taxes	(5.7)	(5.7)	(5.7)	11.4	(5.7)
Net income	$825.6	$829.1	$ 855.7	$(1,684.8)	$ 825.6

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2006

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ 7.2	$(377.7)	$ 2,621.1	$ 27.9	$ 2,278.5
Investing activities					
Available-for-sale securities:					
Purchases	—	(2.3)	(7,763.1)	—	(7,765.4)
Sales	—	3.7	1,435.2	—	1,438.9
Maturities	—	—	3,595.8	—	3,595.8
Mortgage loans acquired or originated	—	—	(2,600.2)	—	(2,600.2)
Mortgage loans sold or repaid	—	—	2,102.6	—	2,102.6
Real estate acquired	—	—	(29.1)	—	(29.1)
Real estate sold	—	—	174.1	—	174.1
Net purchases of property and equipment	—	—	(50.5)	—	(50.5)
Purchases of interest in subsidiaries, net of cash acquired	—	—	(769.2)	—	(769.2)
Dividends received from unconsolidated entities	331.1	456.1	—	(787.2)	—
Net change in other investments	—	29.2	(18.2)	(20.9)	(9.9)
Net cash provided by (used in) investing activities	$331.1	$ 486.7	$(3,922.6)	$(808.1)	$(3,912.9)

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows (continued)
For the year ended December 31, 2006

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Financing activities					
Issuance of common stock	$ 66.2	$ —	$ —	$ —	$ 66.2
Acquisition of treasury stock, net	(755.8)	—	—	—	(755.8)
Proceeds from financing element derivatives	—	—	132.1	—	132.1
Payments for financing element derivatives	—	—	(141.0)	—	(141.0)
Excess tax benefits from share-based payment arrangements	—	—	8.4	—	8.4
Dividends to common stockholders	(214.7)	—	—	—	(214.7)
Dividends to preferred stockholders	(24.7)	—	—	—	(24.7)
Issuance of long-term debt	600.0	—	1.7	—	601.7
Principal repayments of long-term debt	—	—	(21.0)	—	(21.0)
Net repayments of short-term borrowings	—	(350.0)	(336.9)	296.4	(390.5)
Dividends paid to parent	—	(331.1)	(456.1)	787.2	—
Investment contract deposits	—	—	8,925.7	—	8,925.7
Investment contract withdrawals	—	—	(6,859.4)	—	(6,859.4)
Net increase in banking operation deposits	—	—	258.9	—	258.9
Net cash provided by (used in) financing activities	(329.0)	(681.1)	1,512.4	1,083.6	1,585.9
Discontinued operations					
Net cash used in operating activities	—	—	(1.1)	—	(1.1)
Net cash used in investing activities	—	—	(0.9)	—	(0.9)
Net cash used in financing activities	—	—	—	—	—
Net cash used in discontinued operations	—	—	(2.0)	—	(2.0)
Net increase (decrease) in cash and cash equivalents	9.3	(572.1)	208.9	303.4	(50.5)
Cash and cash equivalents at beginning of year	21.6	701.3	1,822.4	(904.0)	1,641.3
Cash and cash equivalents at end of year	$ 30.9	$ 129.2	$ 2,031.3	$ (600.6)	$ 1,590.8
Cash and cash equivalents of discontinued operations included above					
At beginning of year	$ —	$ —	$ 2.0	$ —	$ 2.0
At end of year	$ —	$ —	$ —	$ —	$ —

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2005

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ (4.5)	$ 51.4	$ 2,189.0	$(109.7)	$ 2,126.2
Investing activities					
Available-for-sale securities:					
Purchases	—	(11.2)	(8,943.9)	—	(8,955.1)
Sales	—	8.6	3,291.9	—	3,300.5
Maturities	—	—	3,903.2	—	3,903.2
Mortgage loans acquired or originated	—	—	(2,485.5)	—	(2,485.5)
Mortgage loans sold or repaid	—	—	2,704.5	—	2,704.5
Real estate acquired	—	—	(92.2)	—	(92.2)
Real estate sold	—	—	319.8	—	319.8
Net purchases of property and equipment	—	—	(44.4)	—	(44.4)
Purchases of interest in subsidiaries, net of cash acquired	—	—	(58.1)	—	(58.1)
Dividends received from (contributions to) unconsolidated entities	501.1	318.4	(93.0)	(726.5)	—
Net change in other investments	—	8.3	(87.0)	2.3	(76.4)
Net cash provided by (used in) investing activities	$501.1	$324.1	$(1,584.7)	$(724.2)	$(1,483.7)

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows (continued)
For the year ended December 31, 2005

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Financing activities					
Issuance of common stock	$ 59.9	$ —	$ —	$ —	$ 59.9
Issuance of preferred stock	542.0	—	—	—	542.0
Accelerated stock repurchase settlement	(84.0)	—	—	—	(84.0)
Acquisition of treasury stock, net	(868.4)	—	—	—	(868.4)
Proceeds from financing element derivatives	—	—	168.4	—	168.4
Payments for financing element derivatives	—	—	(123.2)	—	(123.2)
Dividends to common stockholders	(182.2)	—	—	—	(182.2)
Dividends to preferred stockholders	(17.7)	—	—	—	(17.7)
Issuance of long-term debt	—	—	137.7	(0.2)	137.5
Principal repayments of long-term debt	—	—	(72.6)	—	(72.6)
Net proceeds of short-term borrowings	—	275.0	24.7	(100.6)	199.1
Dividends paid to parent	—	(501.1)	(225.4)	726.5	—
Investment contract deposits	—	—	7,250.0	—	7,250.0
Investment contract withdrawals	—	—	(6,504.5)	—	(6,504.5)
Net increase in banking operation deposits	—	—	41.9	—	41.9
Net cash provided by (used in) financing activities	(550.4)	(226.1)	697.0	625.7	546.2
Discontinued operations					
Net cash provided by operating activities	—	—	125.1	—	125.1
Net cash used in investing activities	—	—	(125.0)	—	(125.0)
Net cash used in financing activities	—	—	—	—	—
Net cash provided by discontinued operations	—	—	0.1	—	0.1
Net increase (decrease) in cash and cash equivalents	(53.8)	149.4	1,301.4	(208.2)	1,188.8
Cash and cash equivalents at beginning of year	75.4	551.9	521.0	(695.8)	452.5
Cash and cash equivalents at end of year	$ 21.6	$ 701.3	$ 1,822.4	$(904.0)	$ 1,641.3
Cash and cash equivalents of discontinued operations included above					
At beginning of year	$ —	$ —	$ 1.9	$ —	$ 1.9
At end of year	$ —	$ —	2.0	$ —	$ 2.0
Schedule of noncash transactions					
Tax benefits related to demutualization	$ —	$ —	$ 163.8	$ —	$ 163.8

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2004

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ (1.1)	$ (195.3)	$ 1,706.8	$ 521.1	$ 2,031.5
Investing activities					
Available-for-sale securities:					
Purchases	—	(222.0)	(10,079.6)	—	(10,301.6)
Sales	—	172.9	2,154.2	—	2,327.1
Maturities	—	—	4,411.0	—	4,411.0
Mortgage loans acquired or originated	—	—	(2,760.4)	—	(2,760.4)
Mortgage loans sold or repaid	—	—	2,499.6	—	2,499.6
Real estate acquired	—	—	(341.5)	—	(341.5)
Real estate sold	—	—	345.6	—	345.6
Net purchases of property and equipment	—	—	(47.5)	—	(47.5)
Net proceeds from sales of subsidiaries	—	10.5	684.2	—	694.7
Purchases of interest in subsidiaries, net of cash acquired	—	(25.7)	(102.4)	—	(128.1)
Dividends received from unconsolidated entities	800.6	1,147.0	5.8	(1,953.4)	—
Net change in other investments	—	117.4	(3.4)	2.5	116.5
Net cash provided by (used in) investing activities	800.6	1,200.1	(3,234.4)	(1,950.9)	(3,184.6)
Financing activities					
Issuance of common stock	41.2	—	—	—	41.2
Acquisition and sales of treasury stock, net	(772.6)	—	—	—	(772.6)
Proceeds from financing element derivatives	—	—	110.6	—	110.6
Payments for financing element derivatives	—	—	(84.6)	—	(84.6)
Dividends to common stockholders	(166.5)	—	—	—	(166.5)
Issuance of long-term debt	—	—	12.1	—	12.1
Principal repayments of long-term debt	—	(200.0)	(247.2)	—	(447.2)
Net proceeds (repayments) of short-term borrowings	—	(325.0)	368.8	(335.2)	(291.4)
Dividends paid to parent	—	(800.6)	(1,152.8)	1,953.4	—
Investment contract deposits	—	—	7,312.4	—	7,312.4
Investment contract withdrawals	—	—	(5,294.9)	—	(5,294.9)
Net decrease in banking operation deposits	—	—	(5.0)	—	(5.0)
Net cash provided by (used in) financing activities	$(897.9)	$(1,325.6)	$ 1,019.4	$1,618.2	$ 414.1

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows (continued)
For the year ended December 31, 2004

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Discontinued operations					
Net cash used in operating activities	$ —	$ —	$ (627.7)	$ —	$ (627.7)
Net cash used in investing activities	—	—	(473.7)	—	(473.7)
Net cash provided by financing activities	—	—	600.0	—	600.0
Net cash used in discontinued operations	—	—	(501.4)	—	(501.4)
Net decrease in cash and cash equivalents	(98.4)	(320.8)	(1,009.6)	188.4	(1,240.4)
Cash and cash equivalents at beginning of year	173.8	872.7	1,530.6	(884.2)	1,692.9
Cash and cash equivalents at end of year	$ 75.4	$ 551.9	$ 521.0	$(695.8)	$ 452.5
Cash and cash equivalents of discontinued operations included above:					
At beginning of year	$ —	$ —	$ 503.3	$ —	$ 503.3
At end of year	$ —	$ —	$ 1.9	$ —	$ 1.9

CONTROLS AND PROCEDURES

Management's Report on Internal Control Over Financial Reporting

Management of Principal Financial Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer, J. Barry Griswell, and our Chief Financial Officer, Michael H. Gersie, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in *Internal Controls — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that Principal Financial Group, Inc.'s internal control over financial reporting was effective as of December 31, 2006.

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in our annual report on Form 10-K, has issued an attestation report regarding internal control over financial reporting. The attestation report is included in this Financial Report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Disclosure Controls and Procedures

In order to ensure that the information that we must disclose in our filings with the SEC is recorded, processed, summarized and reported on a timely basis, we have adopted disclosure controls and procedures. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file with or submit to the SEC is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our Chief Executive Officer, J. Barry Griswell, and our Chief Financial Officer, Michael H. Gersie, have reviewed and evaluated our disclosure controls and procedures as of December 31, 2006, and have concluded that our disclosure controls and procedures are effective.

The Principal Financial Group

Corporate Headquarters
711 High Street
Des Moines, Iowa 50392
1-800-986-EDGE (3343)

The Principal Financial Group on the World Wide Web
The Principal home page, at www.principal.com, is your source for a vast array of information including company news releases, investment and savings tools, and details on our product and service solutions. The investor relations portion of the site provides up-to-the-minute information for shareholders and the investment community, including access to SEC filings, stock information and credit ratings. It also includes information of interest on the governance of Principal Financial Group, Inc., including:

+ Board of Directors
+ Corporate Governance Guidelines
+ Board Committee Charters
+ Director Independence Standards
+ Corporate Code of Ethics

Annual Meeting
The Annual Meeting of Shareholders will convene at 9 a.m. local time, May 22, 2007, in the auditorium at the corporate headquarters of Principal Financial Group, Inc., 711 High Street, Des Moines, Iowa 50392.

Shareholder Information
Exchange: New York Stock Exchange
Listed Security: PFG Common Stock

Contact Investor Relations
If you have a question for Investor Relations, please contact us as follows:

The Principal Financial Group – Investor Relations
711 High Street, S-006-E41
Des Moines, Iowa 50392-0420
Phone: 1-800-986-3343 Fax: 515-235-5491
E-mail: investor-relations@principal.com

IMSA

INSURANCE MARKETPLACE STANDARDS ASSOCIATION

Principal Life Insurance Company is a proud member of the Insurance Marketplace Standards Association, which reflects our dedication to high ethical marketplace standards for the sale and service of individually sold life insurance and annuities.

Transfer Agent
Principal Financial Group, Inc. shareholder inquiries should be addressed to our transfer agent, Computershare Investor Services, LLC, who can help with a variety of shareholder related services, including: address changes; certificate issuance; replacement of lost stock certificates; transfer of stock to another person; account statements; balance inquiries; shareholder dividend inquiries; and selling of shares. You can call or write to the transfer agent at:

Principal Financial Group, Inc. Shareholder Services
c/o Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Phone: 1-866-781-1368
TDD for Hearing Impaired: 1-312-588-4110
Online Contact Form: www.computershare.com/contactus

Registered shareholders can also access information about their Principal Financial Group, Inc. common stock accounts via the Internet using the Computershare Investor Services Investor Centre Web site at https://www-us.computershare.com/investor/. The Principal does not maintain or provide information directly to this site, makes no representations or warranties with respect to the information contained therein, and takes no responsibility for supplementing, correcting or updating any such information.

A Special Thanks
A special thanks to our 500,000+ shareholders, most of whom have owned Principal Financial Group, Inc. common stock since our initial public offering, including our top 10 holders*, listed below:

Nippon Life Insurance Company
State Street Global Advisors
Barclays Global Investors, NA
Vanguard Group, Inc.
Davis Selected Advisers, L.P.
Northern Trust Global Investments
Calamos Advisors LLC
Bessemer Trust Company, N.A.
LSV Asset Management
College Retirement Equities Fund

*Based on public filings as of Dec. 31, 2006

Principal Financial Group

Des Moines, Iowa 50392
1-800-986-EDGE (3343)
www.principal.com

PFG
LISTED
NYSE

EE 9038-5

The Principal Financial Group

Corporate Headquarters

711 High Street
Des Moines, Iowa 50392
1-800-986-EDGE (3343)

The Principal Financial Group on the World Wide Web

The Principal home page, at www.principal.com, is your source for a vast array of information including company news releases, investment and savings tools, and details on our product and service solutions. The investor relations portion of the site provides up-to-the-minute information for shareholders and the investment community, including access to SEC filings, stock information and credit ratings. It also includes information of interest on the governance of Principal Financial Group, Inc., including:

+ Board of Directors
+ Corporate Governance Guidelines
+ Board Committee Charters
+ Director Independence Standards
+ Corporate Code of Ethics

Annual Meeting

The Annual Meeting of Shareholders will convene at 9 a.m. local time, May 22, 2007, in the auditorium at the corporate headquarters of Principal Financial Group, Inc., 711 High Street, Des Moines, Iowa 50392.

Shareholder Information

Exchange: New York Stock Exchange
Listed Security: PFG Common Stock

Contact Investor Relations

If you have a question for Investor Relations, please contact us as follows:

The Principal Financial Group – Investor Relations
711 High Street, S-006-E41
Des Moines, Iowa 50392-0420
Phone: 1-800-986-3343 Fax: 515-235-5491
E-mail: investor-relations@principal.com

Transfer Agent

Principal Financial Group, Inc. shareholder inquiries should be addressed to our transfer agent, Computershare Investor Services, LLC, who can help with a variety of shareholder related services, including: address changes; certificate issuance; replacement of lost stock certificates; transfer of stock to another person; account statements; balance inquiries; shareholder dividend inquiries; and selling of shares. You can call or write to the transfer agent at:

Principal Financial Group, Inc. Shareholder Services
c/o Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Phone: 1-866-781-1368
TDD for Hearing Impaired: 1-312-588-4110
Online Contact Form: www.computershare.com/contactus

Registered shareholders can also access information about their Principal Financial Group, Inc. common stock accounts via the Internet using the Computershare Investor Services Investor Centre Web site at https://www-us.computershare.com/investor/. The Principal does not maintain or provide information directly to this site, makes no representations or warranties with respect to the information contained therein, and takes no responsibility for supplementing, correcting or updating any such information.

A Special Thanks

A special thanks to our 500,000+ shareholders, most of whom have owned Principal Financial Group, Inc. common stock since our initial public offering, including our top 10 holders*, listed below:

Nippon Life Insurance Company
State Street Global Advisors
Barclays Global Investors, N.A.
Vanguard Group, Inc.
Davis Selected Advisers, L.P.
Northern Trust Global Investments
Calamos Advisors LLC
Bessemer Trust Company, N.A.
LSV Asset Management
College Retirement Equities Fund

*Based on public filings as of Dec. 31, 2006

IMSA

INSURANCE MARKETPLACE STANDARDS ASSOCIATION

Principal Life Insurance Company is a proud member of the Insurance Marketplace Standards Association, which reflects our dedication to high ethical marketplace standards for the sale and service of individually sold life insurance and annuities.

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SW-COC-1530
www.fsc.org

Principal Financial Group

Des Moines, Iowa 50392
1-800-986-EDGE (3343)
www.principal.com

PFG LISTED NYSE

END

BB 1345-12